marineharvest

2013

ANNUAL REPORT

Leading the Blue Revolution

CONTENT

Part 1:
2013 at a Glance

04 Key figures
05 Main events
06 Dear Shareholders
08 The Marine Harvest history

Part 2:
Strategy and operational approach

12 Leading The Blue Revolution
18 The Marine Harvest Way
32 Research and Development
36 Profit
50 Planet
72 Product
82 People

Part 3:
Group results

94 Board of Directors report
102 Corporate Governance
110 Board of Directors
115 Group – Financial statements and notes
169 ASA – Financial statements and notes
188 Directors responsibility statement
190 Auditors report

Part 4:
Analytical and Shareholder information

194 Analytical information
204 Share and shareholders information
206 GRI index



SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that reflect our current expectations and views of future events. Some of these forward-looking statements can be identified by terms and phrases such as "anticipate," "should," "likely," "foresee," "believe," "estimate," "expect," "intend," "continue," "could," "may," "plan," "project," "predict," "will" and similar expressions. These forward-looking statements include statements relating to:

- our goals and strategies;
- our ability to increase or otherwise vary our harvest volume in the short or long term and our expected investments in working capital;
- the expected trends in global demand for seafood;
- capacity to expand salmon production in Norway;
- our ability to complete the construction (timely or at all) and the expected performance of the fish feed plant which we are constructing;
- the expected benefits from our acquisition and integration of Morpol ASA;
- the expected trends in the seafood industry, globally and regionally;
- the expected trends in human population growth;
- our ability to control or mitigate biological risks, including fish diseases and sea lice, through the use of vaccines, treatment or otherwise;
- expected developments in the cost and availability of fish feed raw materials;
- our ability to implement (successfully or at all) our restructuring initiatives;
- climate change;
- our expected capital expenditures and commitments;
- our ability to maintain access to quality fish feed;
- future movements in the price of salmon and other seafood;
- our ability to effectively manage the impact of escapes and predation on our stock;
- our ability to maintain our relationships with suppliers;
- our ability to continue to develop new and attractive products;
- our ability to overcome any interruptions to the operations of our farms or our primary or secondary processing facilities;
- our ability to uphold our image and reputation;
- our future business development, results of operations and financial condition;
- competition in our industry;
- our ability to retain our senior management team;
- the prospects of the Chilean salmon industry;
- fluctuations in exchange rates and interest rates;
- our ability meet our research and development plans and expectations; and
- developments in, or changes to, the laws, regulation and governmental policies governing our business and industry.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, such factors are described in risk factors sections in this report.

These forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The factors set forth in risk factors in this report that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. You should read this report and the documents filed as exhibits to it completely and with the understanding that our actual future results may be materially different from our expectations.

KEY FIGURES

(NOK MILLION)	2013	2012	2011	2010	2009
Revenue and other income	**19 199.4**	15 463.5	16 132.8	15 281.2	14 619.5
Harvest volume of salmonids (GWE), tons	**343 772**	392 306	342 820	295 010	327 100
Operational EBITDA	**3 974.9**	1 320.6	3 384.0	3 844.3	2 211.3
Operational EBIT	**3 212.4**	643.4	2 717.3	3 191.3	1 523.6
EBIT	**4 661.8**	968.7	1 209.5	4 461.3	1 347.7
Operational EBIT NOK per kilogram harvested salmonid	**9.34**	1.64	7.93	10.82	4.66
Profit or loss for the year	**2 522.5**	412.6	1 121.2	3 108.4	1 302.2
Cash flow from operations	**2 023.0**	1 552.9	2 798.0	2 569.1	2 360.0
Gross investments	**1 967.6**	732.9	1 054.9	986.5	643.4
Total assets	**33 727.7**	23 317.4	22 788.6	23 527.9	20 389.3
Net interest-bearing debt	**7 790.7**	5 381.0	6 467.3	5 218.1	5 075.0
Before reverse split of shares (10:1) in January 2014:					
Earnings per share (NOK) - basic and diluted	**0.67**	0.11	0.31	0.87	0.37
Underlying EPS (NOK)	**0.54**	0.06	0.49	0.58	-
Net cash flow per share (NOK)	**-0.04**	0.26	0.44	0.42	-
Dividend per share (NOK)	**0.225**	-	0.80	0.60	-
ROCE %	**18.5%**	3.9%	16.7%	20.4%	5.9%
NIBD/Equity %	**47.7%**	46.0%	59.6%	41.5%	44.3%
Equity %	**48.5%**	50.1%	47.6%	53.4%	56.1%
Number of employees at year-end (FTE)	**10 676**	6 389	6 324	6 148	6 012

Harvest volume salmonid
(TONS GWE)


13
343 772
12
392 306
11
342 820
10
295 010
09
327 100

Revenue and other income
(NOK MILLION)


13
19 199
12
15 464
11
16 133
10
15 281
09
14 619

Operational EBIT
(NOK MILLION)


13
3 212
12
643
11
2 717
10
3 191
09
1 524

MAIN EVENTS

Strong profit

We achieved an operational EBIT of NOK 3,212 million in 2013, the highest level ever achieved in the Group's history. The main driver was a record high price level for salmon, with the European market being particularly strong.

Becoming a leading integrated protein company

Morpol acquisition approved

On September 30, 2013 the European Commission approved our acquisition of Morpol subject to certain conditions. This was an important step towards our goal of becoming a fully integrated protein company. As of November 12, 2013 Marine Harvest had aquired 100% of the shares in Morpol.

Construction of feed plant in Bjugn, Norway

The construction of the new feed plant in Bjugn, Norway is progressing according to plan, both with regard to cost and time. The capital expenditure in 2013 was NOK 695 million of a total budget of NOK 825 million. Key management positions have been recruited and recruitment of operators is nearing completion. The plant will start production in June/July 2014.

Restructuring in VAP Europe

Due to losses sustained over time and based on our ambition to have the most cost efficient VAP organization in Europe, a restructuring plan was approved in the second quarter. The plan is to reduce the number of processing sites within VAP Europe from 13 to eight, and the restructuring will be completed in the spring of 2014. A restructuring provision of NOK 236 million was recognized in 2013 to cover costs associated with the implementation of the plan. In addition, impairment losses in the amount of NOK 29 million have been recognized in the affected plants.

New financing at favorable terms

NOK 1,250 million unsecured bond

In March 2013, we issued an unsecured bond with a principal amount of NOK 1,250 million. The bond carries interest at three-month NIBOR plus 3.5% per annum, payable quarterly. The bond will mature in 2018 and no installment payments are made. The bond is listed on the Oslo Stock Exchange.

EUR 350 million convertible bond

In May 2013, we issued a convertible bond of EUR 350 million, with maturity in 2018. The bond has an annual coupon of 2.375%, payable semi-annually and the conversion price was EUR 10.265 at the time of issuance (prior to reverse split 10:1), representing a conversion premium of 30%.

Redeeming EUR 225 million convertible bond

On November 13, 2013, we announced our intent to exercise our right to redeem the remaining EUR 224.9 million outstanding on our EUR 225 million convertible bond issued in 2010. In connection with this redemption, EUR 224.6 million of the bond was converted into shares at EUR 0.6319 per share (prior to reverse split 10:1). The remaining EUR 0.3 million was redeemed at par plus accrued interest.

Good cash flow enabled operational growth and dividend

Despite increasing working capital, the cash flow from operations was strong in 2013 at NOK 2,023 million. An extensive capital expenditure program including the Bjugn feed plant and the acquisition of the remaining Morpol shares, resulted in a flow from investments of NOK -2,473 million in 2013. Dividend payments amounted to NOK 825 million for the year and the NIBD/Equity ratio at year-end was 47.7%, which is slightly below the current Group target of 50%.

Challenging year for escapes

Extreeme weather conditions negatively impacted the number of escape incidents and the number of escaped fish in 2013.

Commitment to environmental responsibility

In 2013, we announced our commitment to be 100% ASC certified by 2020. The Aquaculture Stewardship Council (ASC) salmon standard is the most comprehensive environmental and social standard available for farmed fish. On February 7, 2014, the Group's first farms were certified. Also in 2013, Marine Harvest, in association with peer companies, launched a global sustainabilty initiative, the Global Salmon Initiative (GSI).

Listed on the New York Stock Exchange

Marine Harvest was listed on the New York Stock Exchange on January 28, 2014.


YSE
ONEXT.

DEAR SHAREHOLDERS

In 2013, we defined "Leading the Blue Revolution" as our vision. To us, "Leading the Blue Revolution" is both an ambition and a promise. We aim to be a leader in cultivating and growing food from the ocean. At the same time, we want to play our part in solving one of the greatest challenges of our time – producing enough healthy and sustainable food for a growing world population. With our dedicated and passionate staff, we will meet this challenge while also securing good returns for our shareholders.

More than 70% of the globe is covered by water, yet only 2% of the world's food supply comes from the ocean. We believe that in the future this has to change. We have to produce protein in a more energy efficient and environmentally responsible manner. Aquaculture has the potential to achieve this. That is why we say "blue is the new green".

Alf-Helge Aarskog
CEO

Very strong year
We are looking back on a very strong and busy year for Marine Harvest. Strong markets led to a significant increase in spot prices. After the acquisition of Morpol was approved on September 30, we began preparations for our listing on the New York Stock Exchange, which took place on January 28, 2014.

Strong demand – increased spot prices
Healthy demand and a low increase in supply led to a significant rise in spot prices in 2013. We also saw a 2.2% increase in supply and an approximately 40% increase in spot prices on a global level. "It was not a surprise that 2013 was going to be a good year, but I think it is fair to say that no one had quite predicted the strength of the market."

Three pillars
Our strategic ambition is to be number one in fish feed, salmon farming and value-added processing.

The first move towards internal fish feed production
We have started construction on our first feed production plant in Norway and expect to have it up and running by summer 2014. Everything has been progressing according to plan in our feed division, from engineering and building to recruitment of the management team and factory operators.

Salmon farming – expansion and growth in freshwater
We are number one in salmon farming, with activities in most existing farming regions in the world. In 2013, we focused on strengthening our smolt production facilities in Chile, Scotland and Norway.

In Chile, we completed an expansion, which doubled our capacity at one of our freshwater production units. The biggest recirculation unit in Scotland was opened in June and we commenced construction of a 1,200 ton state of the art freshwater recirculation unit in Norway (region West).

We believe that sustainably produced, good quality smolts are essential for long-term, low-cost and excellent quality fish. We will continue to improve and strengthen this area.

Growing downstream – investing in value-added capacity
Our acquisition of Morpol was approved in September 2013. This was a major milestone for Marine Harvest that significantly strengthened our downstream operations. Our ambition is to become the leading producer of healthy sustainable food-products from the sea. To reach our ambition, successful product innovation is key. With the acquisition of Morpol, we have significantly strengthened that ability.

During 2013, we opened new factories in Taipei, Taiwan and Seoul, South Korea in line with our strategy to increase our capacity for value-added seafood production. We now have a total of five plants in Asia. In 2010, we established one near the Narita airport in Tokyo and another in Osaka, Japan in 2012. On acquiring Morpol, we also added Amanda Foods in Vietnam. All our Asian plants are strategically located close to airports to secure fast and efficient delivery of fresh fish to consumers. Marine Harvest is leading the market development within the segment of fresh salmon fillets in Asia, with a market share of 50%. In connection with the Taipei opening in August, we also opened our first Supreme Salmon street store, a popular concept that see continued development both within food service and retail.

Aquaculture Stewardship Council
Environmental responsibility is key to our vision "Leading the Blue Revolution". To that end, in May 2013, we committed to having all our production units certified in line with the Aquaculture Stewardship Council (ASC) salmon standard by 2020. This standard, initiated by WWF, is the most comprehensive environmental standard for farmed fish. In February 2014, we had our first two farms ASC certified and several others are expected to gain certification in 2014, reflecting our commitment to becoming a front-runner in environmental responsibility. In 2013, together with our peer companies, we also initiated a global sustainability initiative: the Global Salmon Initiative (GSI). We believe that this initiative will contribute significantly to guaranteeing the sustainable growth of our industry, both from an environmental and social perspective.

Cleaning of fish oil used in our feed
Although the environmental pollutants in farmed salmon are far below the levels detected in most wild, fatty fish, we have decided to clean all fish oil used in feed for Marine Harvest salmon. We are the first global salmon producer to take this decision and this means that our salmon will become an even healthier consumer choice.

Our guiding principles
Our four P's, Profit, Planet, Product and People continue to serve as important guiding principles. In this annual report, we present our development in each of these areas.

We placed particular emphasis on P for People in 2013. We launched our new vision – "Leading the Blue Revolution" – and revitalized four key values. Employees from all corners of the world worked enthusiastically and creatively with these values at a series of dedicated workshops. This has helped us define Marine Harvest's identity and it is my aspiration that our values will serve to unite our company and employees in reaching common targets. Our values – Passion, Change, Trust and Share – are key enablers for reaching our goals.

Bright outlook
We do not expect major changes in supply and demand in 2014. We will continue to focus on the consumer and our emphasis will be on convenience and making our tasty and healthy products available to new markets.

The environmental challenges that face our industry require new solutions. The dedication was demonstrated when 70% of the global salmon industry signed on to the GSI brings tremendous optimism and inspiration for the future. We believe it is a substantial shift for the industry and will lead to a significant improvement in the environmental footprint of salmon farming. We have already seen our first sites become ASC certified in 2014. For us, that is an important leg of the journey of "Leading the Blue Revolution".

THE MARINE HARVEST HISTORY
FROM MOWI TO MARINE HARVEST





2014
Marine Harvest listed at New York Stock Exchange

2013
Marine Harvest acquires Morpol

2012
Feed division established

2010
Reorganized into Business Areas Sales and Marketing and Farming

2007
Company name is changed to Marine Harvest

2006
PanFish acquires Marine Harvest

2005
Marine Harvest and Stolt-Seafarm merges
John Fredriksen acquires PanFish
PanFish acquires Fjord Seafood

2000
Nutreco acquires Hydro Seafood
New company name: Marine Harvest

1999
Nutreco acquires the Scottish farming operations started by Unilever

1998
Mowi is discontinued as a company name
Hydro Seafood has sites in Norway, Scotland, Ireland

1996
Hydro Seafood acquires Frøya holding

1990
Hydro Seafood registered June 25
Restructuring and consolidation of the industry starts

1985
Hydro increases its holding to 100%

1983
Mowi buys GSP in Scotland and Fanad in Ireland

1975
Mowi becomes a recognized brand

1969
Hydro takes 50% share capital

1965
Mowi starts working with Salmon in Norway.
Unilever starts working with Salmon in Scotland under the name Marine Harvest



Photo: Feed plant in Bjugn, Norway

MARINE HARVEST STRATEGY AND OPERATIONAL APPROACH

2013



CONTENT

12 Leading The Blue Revolution
18 The Marine Harvest Way
32 Research and Development
36 Profit - Attractive Financial Results
50 Planet - Sustainable and Environmentally Responsible Development
72 Product - Tasty and Healthy Seafood Providing Customer Value
82 People - Providing Safe and Meaningful Jobs

LEADING THE BLUE REVOLUTION

Our ambition is to produce and sell seafood for a better life for our customers, shareholders, our colleagues, all other stakeholders and for the world. These goals are embedded in our vision "Leading the Blue Revolution".

OUR STORY

The story of our Group, and the entire salmon farming industry, is one of courage, hard work, innovation and pride – and a belief that through farming in the ocean, we can produce healthy, nutritious and affordable food for the wider society.

The Food and Agricultural Organization (FAO) estimates that only approximately 2% of the world's food supply (including farmed and wild fish harvest) comes from the ocean. We believe that global consumption of seafood will increase in the future, both in terms of overall volumes and as a percentage of global food supply, for the following four reasons.

Firstly, the global population is expected to grow from over seven billion in 2013 to over nine billion by 2050, resulting in an increased global demand for food – including proteins.

Secondly, as populations in emerging markets become wealthier, their disposable income and consumption of proteins is expected to increase.

Thirdly, global reports state that obesity at present is a bigger health challenge than hunger. In light of the increasing obesity rates, governments and food and health advisory bodies around the world are encouraging people to consume more fish. Several national health organizations, including the Norwegian Directorate of Health, the US National Institute of Health and the UK National Health Service recommend eating fish at least twice a week to help address this challenge and meet dietary goals.

Fourthly, we believe that aquaculture can provide healthy protein in a carbon-efficient way. On the basis of the feed conversion ratio and edible yield, Atlantic salmon provides a more carbon-efficient source of proteins than beef or pork. Read more about carbon efficiency in the Planet section.

The wild fish supply is not expected to meet the increased demand for fish driven by the global population growth. According to FAO, the wild fish harvest has been relatively stable since the late 1980s. However, as the global population has increased, the wild fish catch has dropped from 17 kg per person at its height in 1988 to 13 kg in 2012, a 37-year low. In contrast, the output from fish farming has soared from 24 million tons per year in the mid-1990s to a projected 68 million tons in 2013. With an increasing population, fish farming is the only way of securing access to fish proteins in a sustainable way.

OUR VISION AND STRATEGY

The issues raised above are our opportunities, which we have captured in our vision – "Leading the Blue Revolution". Our goal is to be the leader in three key areas – salmon feed, salmon farming and in meeting the needs of the market. During 2013, considerable capital was re-invested to strengthen our three pillars Feed, Farming and Sales and Marketing. We expect the feed plant in Bjugn to successfully commence production in June/July 2014 and are considering the construction of a second plant in Norway. We will pursue selective acquisitions in Norway and Chile in order to substantially increase the global share of production. By integrating the full value chain, we can control our products from feed to fork, be more proactive in addressing challenges related to sustainable feed, farming and processing and supply the world with healthy innovative seafood products.

Our guiding principles

Our growth must be sustainable from an environmental, social and financial perspective. We need attractive financial results to have the financial strength to drive the sustainable development of our operations. This interdependency has led us to develop four equally important guiding principles for our operations – Profit, Planet, Product and People.


ATTRACTIVE FINANCIAL RESULTS
PROFIT
SUSTAINABLE AND ENVIRONMENTALLY RESPONSIBLE DEVELOPMENT
PLANET
TASTY AND HEALTHY SEAFOOD PROVIDING CUSTOMER VALUE
PRODUCT
SAFE AND MEANINGFUL JOBS
PEOPLE


PASSION
CHANGE
TRUST
SHARE

Closely linked to our vision is our common set of values – Passion, Change, Trust and Share – bridging our history of passion and pride, innovative ideas and hard work with the sustainability challenges embodied in our new vision.

Upstream and downstream integration to achieve our vision
Integrated production helps us stabilize our cost, control the quality of our products and improve efficiency. We plan to complete our first feed production facility in 2014 and we have begun integrating Morpol into our operations. With upstream integration into fish feed production and a world-leading farming and secondary processing platform, we are well-positioned to become a leading, global integrated protein producer. Over time, upstream and downstream integration is expected to result in more stable earnings and unlock future growth through branding and product innovation. We will be less exposed to the cyclicality of salmon prices and better able to control the quality of our products.

Establishing our first fish feed production facility
Feed is the single most significant cost component in the production of Atlantic salmon. Feed is also important with regard to the sustainability and quality of the end product. We are currently constructing a fish feed plant in Bjugn, Norway, with an expected annual output of 220,000 tons. Our first fish feed plant in Bjugn is expected to produce an annual output of 220,000 tons. This accounts for approximately 60% of our Norwegian fish feed needs or approximately 40% of our global fish feed needs based on 2013 production. We selected the location and size of the plant based on the location of the majority of our farming sites in Norway. We expect the plant to reach full capacity by 2015. Fish feed production is a new field of operation for us and, by establishing our first factory, we seek to increase our knowledge of fish feed ingredients and better understand how to adapt the feed to our fish. We believe the feed plant will strengthen the production side of our business model, secure access to high quality feed and improve our ability to control, trace and understand the key input to our product. We also aim to reduce our carbon footprint through an optimal logistical location of the plant.

Expanding secondary processing and acquiring Morpol
In line with our strategy to expand our secondary production capacity, our new greenfield secondary processing facility in Boulogne Sur Mer, France commenced operations in 2012. Also in 2012, we opened a small processing line in the Czech Republic and a new greenfield factory in Osaka, Japan to produce secondary processed products close to our customers. In 2013, we opened secondary processing facilities in South Korea and Taiwan.

On September 30, 2013, the European Commission approved our acquisition of Morpol, subject to divestment of Morpol's Scottish farming capacity on the Shetland and the Orkney Islands of approximately 18,000 tons gutted weight equivalent. We acquired 100% of Morpol on November 12, 2013. Morpol is a leading value-added producer of salmon, and the acquisition is part of our strategy to further integrate our production process and expand our sales in markets where we previously have not been very active. Morpol was founded in 1996 and has secondary fish processing operations in Poland, the United Kingdom and Vietnam, as well as distribution, sales and marketing operations in a number of countries. Morpol is the world's largest secondary processor of salmon as measured by volume of salmon produced, and its 70,000 sq m processing plant in Ustka, Poland is the largest such facility in the world. In 2013, Morpol processed 83,900 tons of salmon gutted weight equivalent. Morpol sells primary and secondary processed fish to more than 30 countries worldwide and the main markets are Germany, France, the United Kingdom and Italy.

TURNING CHALLENGES INTO OPPORTUNITIES
Aquaculture is changing the seafood industry, and we are playing an important role in that change – leading the way through innovation and responsibility. Our vision is challenging and ambitious and will require a steady direction and hard work. We have started our journey towards our vision by committing to becoming 100% ASC certified by 2020. Two of our farms have already received certification in 2014. We have a strong focus on research and development with more than 100 projects currently running and an increasing amount of our resources spent in sustainability areas. With our dedicated and knowledgeable people, we believe our efforts will contribute to long-term financial results. To produce healthy food in the ocean, we need to manage our environmental footprint. An environmentally sustainable production provides the basis for stable and long-term employment as well as strong financial results.

FROM VISION TO ACTION


VISION
LEADING THE BLUE REVOLUTION
VALUES
PASSION
CHANGE
TRUST
SHARE
STRATEGY
Ingredients
Feed
Farming/ Primary Processing
Secondary Processing
Customer
KEY INTERACTIONS
MARINE HARVEST BUSINESS AREAS
KEY INTERACTIONS
GUIDING PRINCIPLES
PROFIT
PLANET
PRODUCT
PEOPLE
CUSTOMERS
EMPLOYEES
INVESTORS
LOCAL COMMUNITIES
NGO'S
REGULATORS
SUPPLIERS



OUR OPERATIONAL APPROACH

We are a leading seafood company and the world's largest producer of farmed salmon, offering fresh salmon, processed salmon and other processed seafood to customers in 70 countries worldwide. We engage in two principle types of activities:

- Fish farming and primary processing of fish in Norway, Scotland, Canada, Chile, Ireland and the Faroe Islands, and
- Secondary processing of seafood in Norway, Chile, Ireland, the United Kingdom, the United States, France, Belgium, the Netherlands, Poland, the Czech Republic, Japan, Taiwan, South Korea and Vietnam.

Our fish farming operations consist of raising farmed salmon throughout their life cycle, from egg to harvest, in a controlled environment and subsequently harvesting and primary processing the fish. At harvestable weight the salmon undergoes primary processing into gutted weight (GWE) which is the main commodity sold to the markets and used in most reference prices. Our customers are retailers, secondary processors, including our own operations and distributors.

Our secondary processing entails using the gutted fish to prepare products such as fillets, portions, smoked salmon and other portions of fish. Secondary processing activities include packaging the products and further preparation to create ready-to-heat or ready-to-eat products. Our customers of secondary processed salmon include other secondary processors of salmon, retailers such as grocery stores and food service providers such as hotels and other service and catering entities.

In 2012, we began transforming ourselves from a production-driven fish farming company into an integrated marine protein producer, expanding into fish feed and broadening our secondary processing operations. To this end, in 2012 we broke ground on a fish feed plant in Norway, which we expect to supply up to 60% of our Norwegian fish feed requirements by 2015 (representing approximately 40% of our global fish feed needs based on 2013 production). At year-end 2013, the feed plant is on time and on budget with regards to completion and we expect the first deliveries to reach our farms in June/July 2014.

Also, in 2012 and 2013, we acquired Morpol, a world leading secondary processor of salmon with processing facilities in Poland, United Kingdom and Vietnam.

Business Areas and Segments

We are organized into three business areas: Feed, Farming and Sales and Marketing.

- Feed was established as a business area in 2012 and represents our first feed plant which is located in Bjugn, Norway. Fish feed will constitute a new operating segment for us.
- Farming is composed of a single operating segment representing our farming operations in Norway (four regions), Scotland, Canada, Chile, Ireland and the Faroe Islands. This segment also includes primary processing activities and some filleting activities (a secondary processing activity).
- Sales and Marketing is composed of three operating segments:

  – Markets: the segment comprises activities relating to sales of our primary processed products obtained from the Farming business and, to a lesser extent, purchased from third parties. It also includes logistics and delivery of our products to third-party customers as well as to our internal secondary processing operations (including VAP Europe and Morpol) and secondary processing activities outside Europe.

  – VAP Europe: the segment includes our European secondary processing and value added operations, as well as end-product sales, including logistics; and

  – Morpol: the segment includes the secondary processing activities on the European continent, previously included in the Morpol Group, but consolidated into our figures with effect from September 30, 2013 when the acquisition was approved by the European Commission subject to certain conditions.

In addition to our principal operating segments, we have a group of "Other" activities, consisting of corporate functions and our white halibut farming operations.

The diagram below demonstrates activities that will be conducted by our business areas after our Fish Feed segment begins production.


Ingredients
Feed
Farming/ Primary Processing
Secondary Processing
Customer
KEY INTERACTIONS
MARINE HARVEST BUSINESS AREAS
KEY INTERACTIONS

Value creation measured by source of origin

Our Farming business is engaged in the production, harvesting and primary (and some secondary) processing of fish. For reporting purposes, Farming sells its main products (ie, salmon gutted weight) to the Markets segment at prices quoted by NOS Clearing ASA (NOS price) or similar salmon pricing indices. Where Markets enters into medium or short term contracts with third parties, salmon is sold from Farming to Markets at prices reflected in such contracts. The Markets segment resells some of the primary processed salmon to (i) third parties or (ii) VAP Europe or Morpol for further processing. Markets also include some secondary processing activities. VAP Europe and to some extent Morpol secondary processes salmon purchased from Markets, together with salmon and other seafood purchased from third parties and sells these products to third parties. Third party purchases comprised approximately 80% of Morpol's and 31% of VAP Europe's total raw material inputs by value in 2013.

We assess the overall value creation of our operations based on salmon's source of origin, using Operational EBIT per kilogram of fish harvested as a key measure of performance. For this reason, salmon-related Operational EBIT in Markets, VAP Europe and Morpol is allocated back to the salmon's country of origin.

The relationship between our functional segments and our operational reporting per country of origin is illustrated by the diagram below.


TOTAL VALUE CREATION (OPERATIONAL EBIT/KG)
REPORTING CONTINUITY BASED ON SOURCE OF ORIGIN
Farming Norway
Farming Scotland
Farming Canada
Farming Chile
Farming Ireland
Farming Faroe Islands
Markets Europe 1)
Markets Americas 2)
Markets Asia 3)
External sales
VAP Europe
Morpol processing
External sales
CUSTOMERS
SPOT TRANSFERS AT REFERENCE PRICE 4)
EXTERNAL PRICING POINT FOR SPOT AND CONTRACT SALES
FARMING
SALES AND MARKETING

1) Includes secondary processing operations in the Czech Republic.
2) Includes secondary processing operations in the United States and Chile. Chile smoked operation closed in 2013.
3) Includes secondary processing operations in Japan, China, Taiwan and South Korea and Vietnam.
4) Where Markets enters into medium or short term sales contracts with third parties, salmon is sold from Farming to Markets at prices reflected in such contracts.

THE MARINE HARVEST WAY

Financial results are created through interaction between people, the natural environment and technology. Our goal is to find an optimal combination of these elements to create long-term results, understanding that our growth must be sustainable from all perspectives: environmental, social and financial.

VISION, VALUES, AND GUIDING PRINCIPLES

Our vision "Leading the Blue Revolution" gives direction and shows possibilities. Our global values Passion, Change, Trust and Share indicate who we are as a company, and they are key enablers for reaching our goals.

Our guiding principles are Profit, Planet, Product and People. We consider our guiding principles to be closely interrelated and sustained growth over time can only be achieved through balancing all aspects, ie, environmental, social and financial. However, sometimes progress in one aspect may adversely impact other aspects. For example, when we produce bigger smolts in recirculation fresh water tanks on land, we reduce the exposure to sea lice and escapes, but our greenhouse gas emissions increase. We constantly strive to make decisions that we believe are optimal from a holistic perspective, based on the targets we have set for the different aspects of our four guiding principles.

Our priorities with regard to each guiding principle are defined through a materiality analysis, as explained below.

OUR SUSTAINABILITY PRIORITIES

Identifying our material issues

We have conducted a materiality analysis as part of the development of this report and in conjunction with our ongoing, global sustainability strategic planning efforts. The materiality analysis allows us to take a close and considered look at the sustainability issues that are of the highest concern to our stakeholders and that could significantly affect our ability to execute our business strategy. In effect, the materiality analysis highlights areas of both opportunity and risk to help us refine our overall strategic reporting approach and improve performance.

The assessment of material issues has been conducted with the involvement and final approval of our Group Management Team. It has also been conducted in accordance with the Global Reporting Initiative G4 guidelines.

Understanding our stakeholders' concerns

Our stakeholders include a wide range of groups and individuals that impact our organization and are affected by our actions. We have evaluated how our business affects the different stakeholder groups, which issues are of the highest importance and to what extent these stakeholders have a significant interest in the development of the Group.

In order to differentiate material aspects from other important aspects, we need to understand our stakeholders' concerns. We therefore continuously work across the organization to improve our insight into the concerns of the different stakeholder groups. Our open and transparent dialogue, as discussed in the section "Delivering trust", enables us to take more informed decisions, in addition to providing our stakeholders with insight into our operations and approaches.

In conducting our materiality analysis, we began with a comprehensive evaluation of stakeholder concerns. We reviewed direct stakeholder input gathered from the ongoing dialogue, as well as indirect source materials, including ratings and rankings surveys, investor feedback, peer reports and customer requirements.

We also assessed the potential strategic impact and significance of each aspect or issue included in the analysis. Each aspect was assessed and ranked based on an analysis of the significance of its impact, and the significance of related business risks/challenges and opportunities.

The resulting materiality matrix combines both the stakeholders' level of engagement and strategic matters, and depicts the relative reporting priority of our sustainability aspects.

How we use the analysis

We have structured this report in a way that provides more information and a deeper discussion of aspects ranked as high priorities for our company and our stakeholders. The results of the analysis define our strategic priorities and focus areas for performance management. The results also direct our R&D efforts.

We expect to continue to refine our materiality analysis in future years and welcome feedback from all stakeholders regarding the results of the analysis.

MATERIALITY ASSESSMENT

● IMPORTANT ASPECT ● MATERIAL ASPECT


IMPORTANT — IMPORTANCE FOR STAKEHOLDERS — MATERIAL
IMPORTANT — IMPORTANCE FOR MARINE HARVEST — MATERIAL
Lice management
Medicine use
Escape prevention
Nutrient release
Delivering trust
Taking the lead
Safe seafood
Sustainable feed
Healthy seafood
Export value
R&D
Quality seafood
Employee rights and working conditions
Climate friendly food production
Employee health and safety
Value generation in local communities
Reliable customer services
Chemical use
Diversity in the workforce
Fish health/welfare
Product innovation
Resource efficient processing
Corporate Governance
Supply management
Responsible use of land resources
Ethical business conduct

Assessment of material issues in accordance with the Global Reporting Initiative G4 guidelines. All aspects in the matrix are elements of importance to us and/or our stakeholder, but aspects placed higher and to the right in the matrix are considered to be more material from a reporting point of view. The material aspects are marked with red dots in the chart. The assessment is not science based.

The materiality of the different aspects was systematically addressed for the first time in 2012. We have reviewed our assessment in 2013 and found that our material challenges and opportunities are largely unchanged. One aspect has been added to the map in 2013, "Taking the lead". As a world leading seafood company, our ambitious target is to become the leader in the production of protein from the ocean. Many of our actions in 2013–2014 are motivated by this aspect, e.g., our contribution to the Global Salmon Initiative and our commitment to ASC on the Planet and People side, our listing on the NYSE on the Profit side (improved access to capital in the future); internal reorganization on the People side, and the acquisition of Morpol and our launch of Supreme salmon on the Product side. In addition, the aspect "Reliable Supplier" has been renamed "Reliable Customer Services" as we believe the new label better describes the aspect. We have also split the aspect "Quality Seafood" into "Quality Seafood" and "Safe Seafood" to address the two issues separately.

The internal and external impact of material sustainability issues

The aspects identified as material have environmental, social and economic impacts within our Group, outside our organization, or both.

The table on the next page outlines the internal and external impacts of material aspects.

THE IMPACT OF MATERIAL ASPECTS (ASPECT BOUNDARIES)

MATERIAL ASPECT	INTERNAL IMPACTS (WITHIN MARINE HARVEST)	EXTERNAL IMPACTS (OUTSIDE MARINE HARVEST)	REPORTING ON EFFORTS AND RESULTS
Delivering trust	Living our values builds integrity. Certifications contribute to the systematic management of key sustainability aspects that also have key business impacts	Delivering trust contributes to customer satisfaction and more generally to our stakeholders' confidence in our company. Certifications ensure more sustainable approaches that positively impact the environment, communities and customers	Page 28
Research and development	Contributes to improving production efficiency, fish health and technical innovation	More sustainable solutions will positively impact the environment, communities and customers	Page 32
	PLANET - SUSTAINABLE AND ENVIRONMENTALLY RESPONSIBLE DEVELOPMENT		
Climate friendly food production (the global picture)	Potential impacts on farming conditions in the long term. Potential positive impacts through production efficiency	Contribution to combating climate change	Page 51
Escape prevention	Directly impacts cost levels as a result of the loss of assets	Potential impacts on nearby wildlife such as wild salmon	Page 58
Fish health/welfare	Impacts the welfare, survival and quality of fish and thereby also cost levels and profitability	Disease in our farms may impact wildlife or other farms in the region	Page 61
Sea lice management	Impacts fish health, the quality of the fish and sometimes survival, thereby also cost levels and profitability	Potential impacts on surrounding wildlife, in particular wild salmon species and crustaceans	Page 63
Medicine use	Impacts fish health and survival, and may also impact product quality and thereby costs and profitability	Considered to potentially impact product quality (eg, vaccine damage) and surrounding wildlife	Page 64
Biodiversity	Could impact the ecological balance of our operational environment and thereby costs and profitability. Our dependency on biodiversity is important to keep the ecosystem services that support the environment where we operate	Aspects such as lice load, medicine treatments, escapes and nutrient release could impact biodiversity	Page 66
Sustainable feed	Impacts the long-term accessibility of raw materials and potential impacts on nutrient content and the quality of the product	Impacts biodiversity, the quality and nutrition of the product at end use. May also impact food safety	Page 68

MATERIAL ASPECT	INTERNAL IMPACTS (WITHIN MARINE HARVEST)	EXTERNAL IMPACTS (OUTSIDE MARINE HARVEST)	REPORTING ON EFFORTS AND RESULTS
PRODUCT – TASTY AND HEALTHY SEAFOOD PROVIDING CUSTOMER VALUE			
Product innovation	Contributes to competitiveness and broadening of the market	May contribute to customer safety, nutrition, choice and satisfaction	Page 74
Reliable customer services	Unless we are able to deliver reliable services our profit will be impacted	Impacts customer satisfaction	Page 75
Safe seafood	Central to ensuring competitiveness, profitability and reputation	Impacts customer safety and satisfaction	Page 75
Quality seafood	Central to ensuring competitiveness, profitability and reputation	Impacts customer satisfaction	Page 77
Healthy seafood	Impacts the attractiveness of the product	Impacts consumer health and satisfaction	Page 80
PEOPLE – PROVIDING SAFE AND MEANINGFUL JOBS			
People – our most valuable asset	To achieve economic and environmental sustainability, we are dependent on having the right people	Contribute to safe and interesting jobs and value creation locally	Page 83
Taking the lead	Strengthens competitiveness and the long-term sustainability of the company	Potential impact on environmental, social and economic performance of the sector as a whole	Page 85
Employee health and safety	Impacts employee well-being, safety and motivation	Providing a safe workplace	Page 88
Commitment to local communities	In order for Marine Harvest to thrive, we depend on thriving local communities	Contributes to thriving local communities through community support, sponsoring community projects and events and creating employment	Page 90
Ethical business conduct	The Code of Conduct sets the standard for ethical business conduct. Breaching the code may impact our competitiveness and reputation	Contribution to ensuring fair and efficient markets	Page 90

STAKEHOLDERS ENGAGEMENT AND CONCERNS

The figure below shows how we engage with the different stakeholder groups to address issues of concern

Regulators

We engage with local, regional, national and international authorities on key issues facing us and the industry to provide information on possible impacts, and collaboratively develop appropriate responses and solutions

Key issues of concern include:
Systematic approaches to limiting impacts on the local environment and our fish through lice management, escape prevention and limiting disease and loss, as well as sustainable feed composition and increasing seafood consumption

Customers

We actively seek feedback from our customers through surveys and meetings. We also work to provide customers with information relevant to their decision making such as product documentation, certifications and this report

Key issues of concern include:
Aspects that impact consumers directly such as product innovations driving convenience and health, product quality and safety, as well as impacts on the environment and fish welfare. Customers increasingly expect our production and products to be certified

Investors

We strive to ensure that the information we provide through this report and other presentations is relevant, clear and of value to the decision-making of shareholders, analysts and potential investors. We also actively engage these investors through investor relations meetings, roadshows and our capital markets day

Key issues of concern include:
Business risks related to lice, escapes and disease and ability to generate value through an integrated value chain supported by innovative products

Suppliers

We actively work with our suppliers to develop better, more sustainable and affordable solutions

Key issues of concern include:
Open and transparent dialogue and aspects that impact their reputation linked to food safety and quality

marineharvest

Employees

We work to understand our employees' engagement, satisfaction, and thoughts on improvement opportunities through discussions and regular meetings throughout the organization

Key issues of concern include:
Issues of direct relevance to their workplace such as occupational health and safety, but also with regard to the welfare of our fish and impacts on the environment

Local communities

Our local operations actively engage with the local community and stakeholders to understand their concerns and develop collaborative responses. Potential conflicts with local communities, violations of laws or regulations are reported and followed up

Key issues of concern include:
Impacts to the local environment and the economic impact of our presence in the community

NGOs

We actively seek opinions of external thought leaders on key issues to challenge our thinking and approaches

Key issues of concern include:
Impacts to the local environment, in particular with regard to lice management, escapes and diseases, as well as sustainable feed

RISKS RELATED TO OUR STRATEGY

Our ambition is to produce and sell seafood for a better life for our customers, shareholders, our colleagues, all other stakeholders and for the world. These goals are embedded in our vision "Leading the Blue Revolution".

The identified material aspects and key performance indicators within our four closely interrelated guiding principles is the framework within which we analyze and track our development. Our long-term success is dependent on our ability to manage the relevant risks associated with our targets. We are exposed to a number of financial and operational risk factors that may impact our performance with regards to key aspects within our four guiding principles.

Financial risk:
- Currency risks
- Credit risks
- Interest rate risks
- Liquidity risks

Operational risk:
- Price risk
- Salmon feed price and feed utilization risks
- Biological risks
- Regulatory risks
- Industry-related risks
- Risk related to our position as a leader

We constantly strive to take the necessary measures to manage controllable risks factors in order to keep the total risk situation within acceptable limits. Financial risk areas are discussed in the Board of Directors' report, while a discussion of operational risks and how we work to mitigate them follows below.

Price risk

Our results are substantially dependent on salmon prices, and salmon prices are subject to large short- and long-term fluctuations due to variations in supply and demand.

The demand is affected by a number of different factors, such as changes in customer preferences, changes in public attitude towards farmed salmon, relative pricing of alternative products, such as poultry, pork and beef, and general economic conditions, such as levels of employment, inflation, growth in gross domestic product (GDP), disposable income and consumer confidence.

The supply of farmed salmon fluctuates strongly due to variations in factors, such as smolt release (which is determined one to two years prior to harvesting), feeding efficiency, and biological factors, including seawater temperatures, sea lice and fish diseases. As a result of the long production cycle (two to three years), with only a limited period available for harvesting, there is little flexibility in managing salmon supply from month to month. In addition, salmon is generally sold as a fresh commodity with a limited time span available between harvesting and consumption further limiting the ability to control supply. The consequence of these dynamics is that salmon farmers are expected to be price takers in the market from week to week. Increases in harvests may therefore result in a significant reduction in salmon reference prices.

We have a sales contract policy aimed at limiting our exposure to short-and medium-term fluctuations in the salmon price. The sales contracts generally have a duration of three to 12 months and normally cover 20–50% of our harvest volume for the next quarter. Although most sales contracts are entered into directly with customers on a bilateral basis, we contract a limited volume using financial futures (Fishpool). Furthermore, we are continuing to reduce our exposure to spot price movements through our value-added processing activities. This exposure has been further reduced by the acquisition of Morpol.

In addition, an increased utilization of current production licenses or issuance of new production licenses could result in short- and/or long-term overproduction in the industry, which may result in a significant reduction in salmon reference prices.

In order to promote the steady growth of the industry, we are committed to sustainability initiatives such as the Global Salmon Initiative (GSI) and the Aquaculture Stewardship Council (ASC) salmon standard, and we continuously work with authorities worldwide to promote a sustainable operational framework for steady growth.

For further information on price achievement and contract shares, please refer to the Profit section.

Risks related to salmon feed prices and feed utilization

Fish feed accounts for more than half of our "cost in box" and, as a result, our operational results and financial condition are dependent on the cost of fish feed.

The fish feed industry is dominated by three large, global suppliers typically operating under cost-plus contracts (which is the case for all of our fish feed contracts) and fish feed prices are, accordingly, directly linked to the global markets for the main ingredients in fish feed: fish oil, fishmeal, canola oil, soy bean protein and wheat. Increases in the prices of these raw materials will result in an increase in our feed costs. The demand for fish feed is primarily driven by fish farming operations, which in turn depends on smolt stocking and farmed fish production levels. Increased production can lead to feed shortages and increases in fish feed prices. We may not be able to pass on increased feed costs to our customers.

Global inventories, currency fluctuations and seawater temperatures all affect the supply of feed ingredients. Limitations on the availability of certain commodities that are key inputs in fish feed, could lead to global shortages of the necessary raw materials.

Fish oil and fishmeal are produced using wild caught fish such as anchovies. The extensive use of fish oil combined with a growing fish farming industry presents a sustainability challenge for the industry, which is dependent on a sustainable conservation and management of these wild species. Natural phenomena and global weather patterns, such as the recurring event El Niño in the Pacific Ocean, could result in a reduction in global access to raw materials for fish feed production. El Niño causes an increase in seawater temperatures in the Southeast Pacific, particularly along the coasts of Chile and Peru. As warmer oceans alter locations and types of fish stocks, fish catches of species suitable for fishmeal, such as anchovies, may decrease significantly.

Other main ingredients, such as canola oil, soy bean protein and wheat are subject to unpredictable price changes caused by supply and demand fluctuations, weather, size of harvest, transportation and storage cost, the state of the global and regional economy, geopolitical situation and the agricultural and other policies of governments throughout the world.

As the cost of raw materials for fish feed increases, so does the cost of feed itself. Our feed contracts are structured so that we assume the general exposure to price fluctuations on the raw material costs. The feed suppliers procure these raw materials in the global commodity markets. Our exposure is left open for this risk factor. We are however, working continuously with the feed suppliers to ensure that feed recipes are altered based on the relative prices of raw materials, to secure the lowest possible feed cost without compromising the quality, growth, health benefits and biological robustness of our salmon. Substituting non marine raw materials in fish feed also contributes to reduced use of scarce resources. In addition to assuming the general raw material price risk, the contracts include a fixed nominal payment per kilogram of feed to cover the feed suppliers' operational costs and margins. The volume risk is left with the feed suppliers (no take or pay contracts).

We also assume operational risk linked to the utilization of the feed. This risk is mitigated through rolling out best practices, continuous benchmarking between sites and regions, and cooperation with feed suppliers on optimizing feed recipes.

Through the construction of our own feed production facility, we intend to further mitigate the feed risk through efficient production of high-quality feed for own use.

For further information on our efforts with regard to sustainable feed, please refer to the Planet section of the report.

Biological risks
Our salmon farming operations are subject to a number of biological risk elements that could impact profitability and cash flows through adverse effect on factors such as growth, harvest weight, harvest volume, mortality, downgrading percentage and claims from customers. Biological parameters are impacted by, e.g., diseases, algal blooms, low oxygen levels and fluctuating seawater temperatures.

As in the rest of the industry, we have limited insurance coverage against adverse biological events. We are striving to manage our exposure to biological risk factors with a strong focus on internal procedures for animal husbandry, mitigating actions and countermeasures. We commit significant resources to mitigation actions together with neighboring companies in the various regions. We also cooperate with regulatory bodies to attain optimal regulations and efficient enforcement and geographical diversification of salmon farming operations. Together with the authorities and the industry, we are committing large resources to handle the sea lice challenge. We have temporarily reduced the scale of our Chilean operations, to reduce the exposure to biological risk. The latest initiative to mitigate biological risk is the Global Salmon Initiative, where 15 of the largest global salmon producers have committed themselves to work together towards greater industry cooperation and transparency, in order to achieve significant and continuous progress in industry sustainability. For further information about the material biological risks, please refer to the Planet section.

Regulatory risks
Our salmon farming operations are primarily based on perpetual licenses, which have been granted by relevant authorities over time. In all jurisdictions, salmon farming operations are subject to varying degrees of regulation by the authorities. Hence, our salmon farming operations are exposed to changes in the regulatory frameworks for licensing.

In addition, salmon is a protein commodity, which is produced in a limited number of countries and sold globally. Historically, trade restrictions have inhibited the optimal distribution of salmon to world markets and, as such, have impacted the price yield for salmon producers in the countries affected by such restrictions. We have a leading position in the main salmon farming countries, and consequently, we are exposed to the effects of trade restrictions. We therefore encourage the governments in all countries where we operate to engage in the work to obtain multilateral or bilateral trade agreements with new markets.

During 2013, we have actively worked with the authorities in several countries to influence change in the operating regulations in areas where we consider them to be unjustified or not supportive to the sustainable development of the industry. The most noticeable efforts have been made in Chile and Norway. In Chile, we continued our work with the authorities to change the regulations to ensure the sustainable development of the Chilean salmon farming industry. Biological challenges continue to face the Chilean industry and the re-emergence of ISA in Chile in 2013, along with the increasing sea lice load, represent a risk to our operations. As mentioned above, we have therefore temporarily reduced the scale of our Chilean operations.

In Norway, we work broadly with stakeholders to present our view on how to support the Norwegian ambition of becoming the world's leading seafood nation. Our most important recommendations are:

- A continuation of the current system using licenses and the current limit on Maximum Allowed Biomass (MAB) to regulate production.
- A predictable annual growth of 3% to 5% of the MAB over 10 years, linked to sustainability indicators.
- Certifications according to the ASC standard should be encouraged and waste in the industry must be reduced to safeguard fish well-being and reduce the spread of sea lice and contagious diseases.
- Local communities should receive a greater share of the benefits from facilitating the growth of the aquaculture industry.

Whereas we work to influence the authorities to take a conservative approach to growth in Chile and Norway, we continued our work to be able to grow in Canada, Ireland and Scotland, in areas where it would be sustainable both from an environmental, economic and social perspective.

Industry-related risks
Farmed salmon has, in some instances, been subject to critical journalism based on statements and publications from various research communities and Non-Governmental Organizations (NGOs). This type of approach has had, and may potentially result in temporary damage to the industry, and we believe that it only can be countered by good practices and well-documented information from the industry. Both the industry and Marine Harvest have constructive relationships with several NGOs, scientists and a number of national authorities. Our relationships are more thoroughly discussed in the R&D and Delivering trust sections.

We are also exposed to the general risk factors facing farming, manufacturing and food processing industries. Farming risk includes the risk of fish escapes as a consequence of bad weather and human errors, and the risk of losses due to predation. These risks are mitigated through internal procedures, policies and insurance programs. For further information about the environmental risks related to fish farming, please refer to the Planet section.

In manufacturing and food processing, we face the risk of disruptions to our operations from crises like fire and flooding, labor disruptions such as strikes, and potential contamination of our products from poor processing hygiene or external factors. In 2013, we have experienced all the above, with the last two causing the greatest disruptions to our operations.

Due to the restructuring of our European VAP organization, we had a strike at one of our facilities for smoked products in France. In situations where we sustain losses over time, adjustments to our operational footprint might be required. Sometimes, as in this case, this entails closure of operations. In such situations, we strive to have a constructive and fair closure processes. We regret the effects this closure has and will have for our employees and their local communities. We have taken steps try to mitigate these effects by offering new employment to many of the affected employees in one of our continued operations in France located 45 minutes by car from the affected entity.

On the contamination side, a shipment of our products from Chile was held back after detection of the banned substance crystal violet in a sample taken by the US FDA. The positive test was caused by ink used in print on packaging material at a third-party processing company where we pack our fish. The issue has been solved. We constantly work to ensure that our products are safe and of high quality. Our extensive testing regime is a prerequisite for achieving our goals in this area. The issue is further discussed in the Product section.

Risks related to our position as a leader
To maintain and further develop a leading role in the production and sale of protein from the ocean, we need to have the best people and innovative products appreciated by our custumers. We continue our effort in building a culture and market organization to support our ambition.

There are numerous risks that could potentially impact our ability to reach our strategic targets. In order to achieve our vision "Leading the Blue Revolution", we must take the lead in finding solutions to the material risk factors faced by our industry. Our risk picture is summarized in the table on the following pages.





A SUMMARY OF OUR RISK PICTURE

LEADING THE BLUE REVOLUTION – SEAFOOD FOR A BETTER LIFE			
INTERRELATED GUIDING PRINCIPLES PROFIT, PLANET, PRODUCT AND PEOPLE			
RISK FACTOR	RISK DESCRIPTION	OUR MITIGATION EFFORT	REFERENCE
OPERATIONAL RISK			
Product price	Salmon prices are subject to short- and long-term fluctuations due to variations in supply and demand	Sales contract policy Downstream integration to reduce dependency on spot whole fish prices Commitment to sustainability initiatives and information exchange with authorities to ensure a sustainable operational framework for steady growth	The Marine Harvest Way Part II Profit Part IV Analytical Information
Feed	Feed prices are subject to short- and long-term fluctuations due to variations in supply and demand for feed ingredients	Continuously working with the feed suppliers to ensure that the feed recipes are altered based on relative prices to secure the lowest possible cost without compromising fish health	The Marine Harvest Way Part II Planet Part II R&D Part IV Analytical Information
	The fish feed industry is dominated by three large, global suppliers operating under cost plus contracts	Building our own feed plant in Norway	The Marine Harvest Way Part II Leading the Blue Revolution Part II Profit Part IV Analytical Information
	Feed raw materials are scarce especially on the marine side (fishmeal and fish oil)	Continuous effort to test and document feeds with lower levels of marine ingredients without compromising fish health/performance and quality	The Marine Harvest Way Part II Planet
	Depletion of resources from excessive use in fish feed production (Biodiversity)	Continuous effort to ensure that our fish feed ingredients come from sustainably produced sources	The Marine Harvest Way Part II Planet
	Fluctuation in feed utilization (feed conversion rates)	We roll out best practice, conduct continuous benchmarking and prioritize our R&D effort	The Marine Harvest Way Part II R&D Part II Planet Part IV Analytical Information
Biological	Biological issues such as diseases, algal blooms, low oxygen levels and sea water temperatures may impact growth, harvest weight, harvest volume, mortality, quality and claims	We focus on optimizing fish health and survival through the application of good management practices and high standards of biosecurity	The Marine Harvest Way Part II R&D Part II Planet Part IV Analytical Information

RISK FACTOR	RISK DESCRIPTION	OUR MITIGATION EFFORT	REFERENCE
Regulatory	Farming licensing rules and regulations impact our production and the sustainability of our industry	Continuous dialogue with the authorities in the countries where we operate to ensure a sustainable operational framework	The Marine Harvest Way
	Trade restrictions impose a threat to our operations as farming takes place in a limited number of countries while our market is global	Dialogue with authorities to ensure access to markets globally	The Marine Harvest Way
General industry	Bad publicity about the industry may impact our reputation and sales	Good practices, well documented information and constructive relationships with several NGOs, scientists and a number of authorities	The Marine Harvest Way
	Farming risk including the risk of escapes due to bad weather and human errors and losses due to predation	Internal procedures, policies and insurance programs and constructive dialogue with scientists and authorities	The Marine Harvest Way Part II R&D Part II Planet
	Risk of disruptions to our processing operations due to fire and flooding, labor conflict and potential product contamination etc	Insurance programs, constructive dialogue with our labor organizations, product testing and documentation, certifications and R&D effort	The Marine Harvest Way Part II R&D Part II Product Part II People
Our leading role: People	Recruiting and retaining the best people is crucial for attaining a number one position	Continue to build a winning culture that supports employee development and attracts new employees	The Marine Harvest Way Part II Leading the Blue Revolution Part II People
Our leading role: Product innovation	Successful product innovation is key to be a leader in the industry	Continue to strengthen our market and R&D organization	The Marine Harvest Way Part II R&D Part II Product
		FINANCIAL RISK	
Currency	Fluctuations in currency exchange rates due to our international activities	Currency hedging policy	Board of directors report Note 13 to the financial statements
Credit	Risk of losses if one or more of our contractual partners do not meet their obligations	Insurance policy, credit ratings of all new customers, close follow up of customers	Board of directors report Note 13 to the financial statements
Interest rate	Risk of fluctuating interest rate related to our long-term bank financing	Hedging policy	Board of directors report Note 13 to the financial statements
Liquidity	Risk of fluctuation in liquidity due to fluctuation in salmon prices, production and harvest volume, biological issues and feed prices	Contracts policy ref price risk above, fish health management ref biological risk above and building our own feed plant (ref feed risk above)	Board of directors report Note 13 to the financial statements

DELIVERING TRUST – STAKEHOLDER DIALOGUE

"Trust" and "Share" are two of our four core values and vital parts of everything we do. These values go beyond ensuring we provide safe, good and healthy seafood. It is our commitment to all our stakeholders that we want an open and transparent dialogue to continuously develop our company and achieve our ambitious target "to be the leader in the production of protein from the ocean".

For us, these values mean:

- We demonstrate environmental responsibility and support sustainable development, caring for our natural resources.
- We operate our business in accordance with laws and regulations and show honesty and integrity in our work.
- We have respect for diverse cultures and encourage people to voice their opinions.

Open, trustworthy and transparent dialogue

We want to be open and transparent about our performance and how we are working to improve upon it. Ambitions drivers and key performance indicators have been identified for each guiding principle and we openly report on our progress throughout the year in our reports, presentations and submission of information.

In 2013, we were recognized for our transparency in climate reporting, when for the first time we achieved a top position in the Carbon Disclosure Project's (CDP's) Nordic 260 Climate Disclosure Leadership Index (CDLI). This annual index, compiled by FirstCarbon Solutions on behalf of CDP, highlights those companies listed on the Nordic stock exchanges that have displayed a strong approach to the disclosure of information regarding climate change. We were also presented as an example of best practice with regard to risk reporting and risk management by Folketrygdfondet in a presentation to CEOs, board members and the financial community in January and February of 2014. (Folketrygdfondet is the entity that manages the Government Pension Fund and the Government Bond Fund in Norway.) Our financial communication also received recognition from the Norwegian financial community in the Stockman and Farmand awards. We were ranked second in the Stockman award 2012, recognizing our financial communication in general and fourth in the Farmand award for our 2012 annual report.

In our review of our material aspects (ref The Marine Harvest Way) we found that our material challenges and opportunities are largely unchanged from 2012. Our 2013 annual report therefore generally includes the same aspects we reported on in our 2012 report.

In order to facilitate our stakeholders' understanding of us, we seek to deliver consistency in our reporting. In situations where we introduce new reporting indicators, we include historic trend figures when these are available. In our 2013, report we have introduced some new indicators relating to sustainable feed, where we only have one year of figures (Forage Fish Dependency Ratios – for fishmeal and fish oil, the Marine Index and Fish in-Fish out ratios). Unfortunately, we have not been able to collect historic information for these indicators.

Stakeholder partnerships for improved understanding and development

We believe that the farming of safe, healthy and sustainably produced salmon is our way forward, and we therefore actively engage in partnerships with key stakeholder groups to exchange ideas and improve our performance.

On August 15, 2013, the CEOs of 15 global salmon producing companies launched a major industry-led sustainability initiative – The Global Salmon Initiative (GSI). The GSI commits the participating companies to work towards greater industry cooperation and transparency, in order to achieve significant and continuous progress in industry sustainability. With a shared ambition of improving performance across three pillars of sustainability, ie., reducing environmental impact, increasing social contribution and maintaining economic growth, GSI focuses on areas where we can make ambitious, yet achievable improvements within a realistic timeframe. The Aquaculture Stewardship Council (ASC) standard for salmon aquaculture provides the framework for reporting on progress and our commitment to the ASC standard is one of the reasons for including the new indicators on Forage Fish Dependency Ratios for fishmeal and fish oil in our 2013 report.

We continuously work to develop our cooperation with WWF Norway in order to improve the fact-based understanding of the aquaculture industry. Our cooperation with WWF is a mutual exchange of ideas and target setting, and the impact of our partnership has been expressed by the CEO of WWF Norway, Nina Jensen, as follows: "WWF believes that cooperating with the industry is key to solving environmental challenges, and leads to improved operational practices and understanding of environmental issues. As a result of our partnership, Marine Harvest ASA and WWF Norway can look back on 2013 as the year when the global salmon industry committed to sustainability through ASC certification – the most comprehensive environmental standard in the world. We are very pleased that Marine Harvest is taking a leading role by committing to 100% ASC certification by 2020."

Our salmon is subject to predation and sometimes predator killing is required. In Scotland, in partnership with Marine Scotland, Scottish Natural Heritage, Sainsbury's, RSPCA Freedom Food, St Andrew's University, the Seal Protection Action Group, International Animal Rescue, Humane Society International/UK, Scottish Salmon Producers' Organisation, and the Scottish Salmon Company, we have worked to reduce the number of predating seals shot. As a result, we have reduced the number of seals shot in in our Scottish operations from 20 in 2012 to five in 2013.

WWF

WWF-NORWAY AND MARINE HARVEST WORK TOGETHER TO DEVELOP SUSTAINABLE AQUACULTURE IN NORWAY


RONJA COMMANDER

We are also committed to assisting in the development of the communities where we operate. For the first time in Scotland, we have established a Community Trust Fund, in this particular case with the residents on the Isle of Muck, where we are opening a new salmon farm in 2014. The fund will deliver benefits to the island community through funding projects adopted by a local committee. Five new houses are also being built on the island, which will provide accommodation for our employees and contribute to the development of the Muck community.

For more information about how we work with local communities please refer to the People section.

Audits, reviews and certifications
We conduct numerous external and internal audits and reviews to ensure our activities are conducted in accordance with stakeholder expectations. We arrange stakeholder visits to our freshwater, seawater and processing operations. By experiencing how we conduct our business, we believe we increase their understanding of the aquaculture industry in general and our operations in particular. Through improved understanding, targeted improvement initiatives and ideas can be developed and exchanged.

We have set minimum requirements for third-party certifications throughout the Group. The major new development in the area of certifications in 2013 was our commitment to become 100% certified against the Aquaculture Stewardship Council (ASC) Standard by 2020. The ASC salmon standard is the most comprehensive environmental and social standard available for farmed fish. On February 7, 2014, our first farms were certified. For additional information about the ASC standard, please refer to the Planet section.

In accordance with the ASC standard, all audit reports are made publically available on the ASC website. An overview of our third-party certifications is listed in the table on the next page.

Compliance with laws and regulations
In 2013, we had some instances of non-compliance with laws and regulations. Although the issues in general are of low impact (biomass exceeding the allowed level, anchoring outside licensed areas etc.), non-compliance is not acceptable, and remedial actions have been taken. In Canada, we also had an issue with the levels of copper and zinc in the sediment below our sites exceeding the legal limit.

Open internal dialogue
We encourage open dialogue with our employees and have established mechanisms for raising concerns and issues to the Board through the Chairman or the Audit committee. There was one incident of whistle-blowing in 2013.

Boundaries to the report
This annual report covers the entire Marine Harvest Group, including subsidiaries that are fully or majority owned by Marine Harvest in all countries where we operate. Morpol entities have not been included in the Planet section due to information not being available, except in the biodiversity section. To the extent that Morpol information is missing in other sections of the report, this is indicated in the text.

Our report does not include non-controlled entities. In the future, we will continuously develop mechanisms for collecting and reporting additional performance data as needed.



BUSINESS UNIT	ACTIVITY	CERTIFICATION	% OF PLANTS CERTIFIED TO EACH SCHEME
Ireland	Broodstock and juveniles	ISO 9001, ISO 14001, OHSAS 18001, GlobalGAP, Naturland Organic, BioSuisse Organic, EU Organic Aquaculture, Freedom Food, Irish Certified Quality Salmon Organic	100%
	On-growing	ISO 9001, ISO 14001, OHSAS 18001, Naturland Organic, BioSuisse Organic, EU Organic Aquaculture, Irish Certified Quality Salmon Organic	ISO 9001 = 100%, ISO 14001 = 100%, IOHSAS 18001 = 100%, EU Organic Aquaculture = 86%, Naturland Organic = 86%, BioSuisse Organic = 86%
	Primary processing	ISO 9001, ISO 14001, OHSAS 18001, BRC, Naturland Organic, BioSuisse Organic, EU Organic Aquaculture, Irish Certified Quality Salmon Organic	100%
Chile	Broodstock and juveniles	SalmonGAP/GlobalGAP	100%
	On-growing	SalmonGAP/GlobalGAP	100%
	Primary processing	BRC (third party)	100%
Norway	Broodstock and juveniles	ISO 22000, ISO 9001, ISO 14001, GlobalGAP	100% Label Rouge dedicated farms
	On-growing	ISO 22000, ISO 9001, ISO 14001, GlobalGAP	100% Label Rouge dedicated farms
	Primary processing	ISO 22000, ISO 9001, ISO 14001, GlobalGAP	100% Label Rouge dedicated farms
Canada	Broodstock and juveniles	ISO 14001	100%
	On-growing	ISO 14001, GAA BAP	100% ISO 14001 = 64%, BAP certified
	Primary processing	GAA BAP	Port Hardy 100%
Scotland	Juveniles	Label Rouge, GlobalGAP, ISO 9001, ISO14001, COGP, Freedom Food, Royal Warrant Holders	100% Label Rouge dedicated farms
	On-growing	Label Rouge, ASC, GlobalGAP, ISO 9001, ISO 14001, PGI, COGP, Freedom Food, Royal Warrant Holders	Aprox. 20% Label Rouge dedicated farms, 10% ASC
	Primary processing	Label Rouge, BRC, GlobalGAP, ISO 9001, ISO 14001, PGI, COGP, Freedom Food, Royal Warrant Holders	100%
Faroes	Broodstock and juveniles	GlobalGAP	100%
	On-growing	GlobalGAP	100%
	Primary processing	GlobalGAP	100%
VAP Europe	Secondary processing	IFS, BRC, BIO, GlobalGAP, ISO 22000, ASC (tilapia & pangasius), Icelandic responsible fisheries (IRF)	Pieters: BRC, GlobalGAP, Organic MSC, ASC (IRF) Boulogne: IFS, GlobalGAP, Organic, MSC Kritsen: IFS, Label Rouge, MSC, Organic Appeti Marine: IFS Sterk: BRC, GlobalGAP, MSC, ASC Rennes: IFS, Label Rouge, Organic Lorient: IFS Poland: BRC, IFS/GlobalGAP, Kosher Morpol Maryport, UK: BRC, Organic, Freedom food Morpol Glasgow, UK: BRC, GlobalGAP, Label Rouge, Organic, Freedom food
Morpol - Poland	Secondary processing	BRC, IFS, Organic, MSC CoC, GlobalGAP, ASC CoC	100%
Americas	Secondary processing	SQF level 3	Ducktrap 100%: SQF Code Edition 7.1, Level 3, Kosher
	Secondary processing	SQF level 2	Miami 100%
Asia	Secondary processing	SQF level 3	Narita 100%

RESEARCH AND DEVELOPMENT

Research and Development is a key enabler for "Leading the Blue Revolution". Our R&D activities help us to solve operational challenges in our farming and processing operations and find solutions for the long-term sound growth of our company and the industry as a whole.



- Successful production of Ballan wrasse in Scotland and positive experiences with cleaner fish for lice control
- Effective control of amoebic gill disease in Norway with the procedures we developed in Scotland and Ireland
- In Canada, we introduced stronger nets based on new materials and net designs without copper coating
- In Norway, we set up a pilot tank unit in seawater for closed production of post-smolts and initiated a project to help us trace escaped fish
- Our seawater trial unit Huenquillahue in Chile creates value through applied research and knowledge building

Our efforts
We believe that R&D is crucial to further develop and strengthen both our company and the salmon farming industry as a whole – within a sustainable framework. Through active involvement in national and industry research strategy groups, we address important research areas for the industry. We conduct trials at private and public research facilities and our technical staff is also invited to participate in or lead numerous public and private sector research projects – a clear recognition of our R&D competence and reputation by the industry, the authorities and scientific institutions. In addition, we have three research sites: the Centre for Aquaculture Competence (CAC), a large-scale R&D facility operated by Marine Harvest Norway; the Lochailort feed trial unit, operated by Marine Harvest Scotland, and the Huenquillahue Experimental Unit, run by Marine Harvest Chile. Here, both external industry partners and scientific institutions are invited to run joint projects. The establishment of the Huenquillahue Experimental Unit represents an important step for both Marine Harvest Chile and our Group in general, significantly increasing our efforts to create value through applied research and knowledge.

Our research focuses on fish health and welfare, fish performance, food safety and product quality. We are investing an increasing amount of our R&D resources in key sustainability areas, a natural consequence of our recently announced commitment to the ASC standard. Limiting the impact of our farming activities on the environment, ensuring that we use marine feed raw materials from responsibly managed fish stocks and reducing our dependency on marine raw materials for feed production are priority research areas.

Our technical department at Group level, Marine Harvest R&D and Technical, is responsible for generating and coordinating our R&D activities and running projects relevant to Marine Harvest globally. Our R&D department constitutes 11 experienced specialists within biostatistics, feed and nutrition, fish health and welfare, food safety and product quality, technology and environment as well as breeding and genetics. In addition, we have experienced technical personnel engaged in R&D activities in our operating units.

At year-end 2013, a total of 110 projects were ongoing in the different business units, of which 38 (35%) are related to fish health and welfare, with 26 (24%) focusing on sustainability and the environment.

Dissemination and implementation of project results are crucial for ensuring that we fully benefit from the resources we invest in R&D. In addition, a good overview and co-ordination of R&D activities are important for utilizing our resources in the best possible way. We have developed a project database, Atlas, and the active use of this knowledge base and dissemination system is essential for creating value from our R&D investments.






Leading The Blue Revolution

Photo: Molnes, Sunnhordaland Norway - semi closed production of post smolt

2013 results
In 2013, Marine Harvest Group R&D expenditures were NOK 98.4 million, representing a 68.5% increase from 2012 (NOK 58.4 million); and 5.5 times the 2006 level (NOK 18 million). These expenditures constitute both direct funding (14% in 2013) and in-kind contributions. In addition, a fee of 0.3% of Marine Harvest Norway's export value is paid to the Norwegian Seafood Research Fund, representing NOK 23.4 million in 2013. We have taken the initiative to increase our R&D efforts to enable the further growth and profitability of the industry, grounded on a solid sustainability framework.

R&D EXPENDITURE

NOK MILLION



120
100
80
60
40
20
0
18
22,9
25,6
28,3
32
36,5
58,4
98,4
2006 2007 2008 2009 2010 2011 2012 2013

In 2013, project activities provided valuable results within a number of key areas. Also, new projects have been established, either as a continuation of earlier work or within new areas. Some examples of our 2013 activities and results are listed below:

Fish health
- Amoebic Gill Disease (AGD) is a major disease challenge for salmon in Norway, Scotland and Ireland. In 2013, we were able to introduce and use fully enclosed tarpaulins to efficiently treat AGD in Marine Harvest Norway thanks to the development work by our Scottish and Irish operations in previous years. The transfer of knowledge and experiences was facilitated through our well-established technical networks and contributed to effective management of AGD detections and helped us avoid significant losses.

- AGD has also caused problems at sites rearing Ballan Wrasse. Effective control of this parasite is crucial if we are to avoid spreading the amoeba to salmon sites. A highly effective, non-medicinal treatment method has been developed.

Sustainability
- Results from the 2009 generation at our R&D site Centre for Aquaculture Competence (CAC) showed a continued positive development related to reducing our dependency on marine proteins in salmon feed. Due to the feed developments and research verified through CAC, we now produce more easily digestible, high-quality salmon proteins than the amount of forage fish proteins used in the diets of our farmed salmon. This means that salmon farming represents a net fish protein production, while maintaining product quality and fish health.

- Marine Harvest Canada has introduced new and stronger nets and a new net design that does not require copper coating, using a new material, HDPE (high-density polyethylene). This development can be considered a paradigm shift, as the need for copper is eliminated, good strength is maintained over time and the rearing environment is improved.

Ongoing and new projects - Fish health
- We have initiated several research activities within the field of AGD control, including assessing the potential for improved resistance towards AGD through breeding and selection, control methods primarily related to the use of freshwater baths, biophysical properties, improved diagnostic tools, epidemiology and optimization of our control strategy.

- The piscine reovirus (PRV) has been identified in both wild and farmed salmon in British Columbia and in Norway and is also present in farmed salmon in other countries. Several projects have been initiated in Canada and Norway to reveal the role of PRV in Heart and Skeletal Muscle Inflammation (HSMI) and identify other factors that play a primary or secondary role in disease development.

Ongoing and new projects - Sustainability
- We see closed or semi-closed production as an important strategic option for parts of the production cycle, for instance to reduce production time in seawater and thereby reduce the exposure time to sea lice. This can be achieved by producing large post-smolts in land-based Recirculation Aquaculture Systems (RAS) or in closed tanks in seawater. In the fall of 2013, we stocked a semi-closed seawater tank with salmon smolts (see pictures on page 33). This industry-leading, highly innovative project will provide valuable data and experiences on semi-closed production in seawater.

- The limited availability of poly-unsaturated long chain fatty acids forces us to focus on the best possible utilization of resources and expand our knowledge on the potential negative consequences of reduced dietary inclusion levels for fish health. We are involved in a number of projects related to these important issues.

- Biological delousing through the use of cleaner fish is a non-medicinal and therefore environmentally friendly method for lice control. To ensure year-round access and preserve the independence of wild stock, several of our business units have started farming cleaner fish species. As expected, farming new species leads to challenges related to biology, nutrition and fish health. To address these challenges, we have intiated and are involved in numerous relevant research activities.

Priorities going forward
We believe that the industry should strengthen its focus and increase its expenditures within R&D, to support the sustainable growth of our industry. Key challenges for further growth are the efficient, cost-effective, environmentally acceptable control of sea lice, as well as the introduction of non-marine feed raw materials, meeting the demands of the industry with regard to performance, fish health, quality and sustainability. In addition, the impact of our farming activities on the environment has to be documented at low and acceptable levels.

During 2013, our Group management team decided to strengthen our resources on technological development and innovation. As a result, our Global R&D and Technical department will be expanded with a new team responsible for seawater and freshwater farming technologies. The team will be responsible for the development of new and future

farming technology, including freshwater, seawater, fish transport and harvest, as well as supporting operational units in optimization processes and the planning and execution of expansions and new installations

The following areas have been identified as our key R&D priorities to ensure the sustainable growth and continued success and will steer our R&D priorities and resources going forward:

- Secure access to critically important and sustainable feed raw materials
  - Secure access to marine omega-3

- Control infectious diseases and sea lice
  - Implement zonal production models
    - Further develop hydrodynamic modeling as a tool to identify risks, understand farm interactions, identify and tailor stocking strategies, fallowing and disease control measures
  - Development of technologies for offshore/exposed farming
  - Establish pathogen-free transport and storage of fish in production areas
  - Reduce production time/exposure time in open sea
    - Identify and implement best farming conditions and feeding practices for improved fish performance
    - Develop new and improved genetic tools for improved fish performance
    - Develop closed/ semi-closed post smolt production systems
  - Develop new, better and integrated methods and management practices for sea lice control
    - Develop non-medicinal solutions for sea lice control
    - Farming and optimized use of cleaner fish
  - Improve control of infectious diseases
    - Improve understanding of disease pathogenesis and epidemiology to identify best management principles
    - Implement existing selection tools and develop new and improved genetic tools for selecting more robust fish
  - Improve understanding of environmental and host factors that increase susceptibility to pathogen challenges

- Improve environmental responsibility locally and globally
  - ASC implementation
    - Reduce medicinal lice control
    - Reduce chemical and nutrient discharge
    - Solutions to ensure zero escapes
    - Improve lice control
    - Certified sustainable feed






ATTRACTIVE FINANCIAL RESULTS
PROFIT

PROFIT – ATTRACTIVE FINANCIAL RESULTS

Our profit hinge on our ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost effectively and in an environmentally sustainable way that maintains a good aquatic environment and respects the needs of the wider society.

2013 HIGHLIGHTS / PROFIT


←55
WALL ST

- Top line growth: Record year for Revenue at NOK 19,199 million, +24% compared to 2012. Price achievement 95% of the reference price. Contract share 37%
- Volume contraction: Harvest volume reduced by 12% compared to 2012 due to reduced smolt stocking in 2011/12 and slower growth
- Strong market: Prices at record level due to increased demand
- Record profit: Operational EBIT at NOK 3,212 million – the highest in Group history
- Profitability above target: ROCE 18.5%, last 5 year cycle: 12.7% compared to target of 12%
- Solidity target met: NIBD/Equity 47.7% compared to target <50%, despite increased capex level, working capital increase and paying dividend
- Access to capital: Listed on NYSE to make the share more accessible and secure better access to capital

OVERALL GROUP PERFORMANCE IN 2013

Total revenues and other income in 2013 amounted to NOK 19,199.4 million, an increase of 24% from 2012 due to favorable market conditions. We harvested 343,772 tons of salmon gutted weight equivalent, or GWE compared to 392,306 tons and 342,820 tons of salmon GWE for the years ended December 31, 2012 and 2011, respectively. Our EBIT was NOK 4,661.8 million compared to NOK 968.7 million and NOK 1,209.5 million in 2012 and 2011, respectively. Our Operational EBIT was NOK 3,212.4 million, the highest in the history of the Group, compared to NOK 643.4 million and NOK 2,717.3 million for the years ended December 31, 2012 and 2011, respectively. Our return on capital employed, or ROCE, was 18.5% compared to 3.9% and 16.7% in 2012 and 2011, respectively. Group Operational EBIT and ROCE are non-IFRS financial measures. Refer to Part IV - Analytical Information for a description of how we define and calculate Operational EBIT and ROCE.

The graph below sets forth our Operational EBIT per kilogram salmon harvested by country of origin for the years ended December 31, 2013, 2012 and 2011.

OPERATIONAL EBIT NOK PER KILOGRAM HARVESTED GWE


15
10
5
-5
-10
Norwegian origin
Scottish origin
Canadian origin
Chilean origin
Irish origin
Faroese origin
Other
MH Group
2013
2012
2011

THE MARKET IN 2013 - INDUSTRY

(All volume figures in tons gwe)
In 2013, global harvest volume of Atlantic salmon increased by 38,700 tons (2.2%) compared to 2012, to approximately 1,835,800 tons. Supply from Chile increased by 93,700 tons, while supply from Norway was reduced by 35,600 tons. North American volumes were reduced by 18,600 tons as part of a managed temporary exit from certain areas due to biological challenges. Supply from Scotland and Ireland were reduced by 1,500 tons and 4,200 tons respectively due to biological issues affecting the harvest pattern. Other regions in total added 4,900 tons.

The reduction in the Norwegian harvest volume during 2013 was mainly driven by reduced smolt releases in 2012 and a cold winter in 2013 contributing to a slower production cycle.
The continued strong growth in Chile was driven by the aggressive rebuilding of the Chilean industry after biological issues depleted the biomass in the region in recent years. The current build-up of the industry in Chile is impacting biological indicators adversely and the period of double digit growth rates seems to be coming to an end. The harvest volume in Chile in 2014 is expected to be stable or decline compared to 2013, due to a combination of biological challenges and liquidity requirements.

SUPPLY IN TONS GWE	2013	2012	2011	2013 vs 2012	2012 vs 2011
Norway	1 029 200	1 064 800	905 000	-3.3 %	17.7 %
Chile	421 300	327 600	198 900	28.6 %	64.7 %
Scotland	142 000	143 500	139 200	-1.0 %	3.1 %
North America	121 900	140 500	115 500	-13.2 %	21.6 %
Faroe Islands	64 700	63 300	50 700	2.2 %	24.9 %
Australia	33 800	32 900	32 400	2.7 %	1.5 %
Ireland	9 800	14 000	14 400	-30.0 %	-2.8 %
Other	13 100	10 500	4 500	24.8 %	133.3 %
Sum	**1 835 800**	**1 797 100**	**1 460 600**	**2.2 %**	**23.0 %**

The reference price for salmon of Norwegian origin increased by 49.0% compared to 2012 and was the highest average in the 21st century measured in NOK. The price development was encouraging as it proved the strength of the end demand.

The situation in the American market was also encouraging in 2013, especially the development towards the end of the year, when prices in the American market increased to a greater extent than in the European market. For the year total the reference prices for salmon of Canadian and Chilean origin increased by 44.5% and 32.3% respectively. Prices for salmon of Chilean origin increased to a lesser extent that the prices for salmon of Canadian origin compared to 2012 due to the strong increase in supply from Chile, compared to the contraction in the supply of salmon of Canadian origin. This is perceived to be due to low availability and high cost of air freight from Chile to Europe combined with low demand for frozen products in Europe.

REFERENCE PRICE (NOK)	2013 NOK	CHANGE VS 2012	2013 Market [4]	CHANGE VS 2012	2012 NOK	CHANGE VS 2011	2012 Market [4]	CHANGE VS 2011
Norway [1]	38.97	49.0%	38.97	49.0%	26.15	-13.5%	26.15	-9.7%
Chile [2]	25.20	33.8%	4.29	32.3%	18.83	-26.8%	3.24	-29.4%
North America [3]	19.06	46.2%	3.24	44.5%	13.04	-23.2%	2.25	-25.9%

[1] Average superior price per kg gutted weight (FCA Oslo)
[2] Average C trim price per pound (Urner Barry Miami 2-3 pound)
[3] Average superior price per pound gutted weight (Urner Barry Seattle 10-12 pound)
[4] Market price in NOK for Norway, and USD for Canada and Chile

The market demand growth for Atlantic salmon was slightly above the supply growth for the year at 2.4%. The European market was reduced from 825,600 tons in 2012 to 816,700 tons in 2013 due to the contraction in European harvest volume. Both the US and the Brazilian markets showed significant growth with growth rates of 8.6% and 34.0% respectively. The strong growth in these markets is linked to the supply from Chile.

The Chinese market grew by 10.6% in 2013. The growth rate was reduced compared to 2012 due to the price increases in the second half of the year, as Chinese consumers are sensitive to price.

The Russian market contracted in 2013 after a long period of exceptional growth as Russian consumers proved highly sensitive to the significant price increases during the year.

The EU market remained very strong in 2013. The contraction in supply resulted in significant price increases that to a large extent have been transferred to the consumers in Europe. The long-term effect of the increased consumer prices are yet to be seen, but volumes sold in the French market in 2013 were lower than the volumes sold in 2012 both for fresh and smoked salmon products.

The US market experienced a growth of 7.5% compared to 2012. This market proved strong towards the end of the year and the US reference prices increased more than the European reference price in the fourth quarter despite an increase in supply of 7.8%.

The trend in trans-Atlantic flow of Atlantic salmon showed a slight increase in the flow of fish from Europe to the US of 2,970 tons (14%), while the flow from Chile to Europe increased by 21,510 tons (86%) compared to 2012, due to the significant growth in Chilean salmon harvest volume.

MARKET DISTRIBUTION IN TONS GWE	2013	2012	2011	% CHANGE 2013 vs 2012	% CHANGE 2012 vs 2011
EU	816 700	825 600	704 100	-1.1%	17.3%
USA	333 400	310 100	259 600	7.5%	19.5%
Russia	142 700	154 400	114 300	-7.64%	35.1%
Brasil	76 000	56 700	38 700	34.0%	46.5%
China / Hong Kong	59 400	53 700	45 500	10.6%	18.0%
Japan	53 600	56 800	41 000	-5.6%	38.5%
South Korea/Taiwan	34 200	32 400	-	5.6%	-
Ukraine	28 000	23 900	-	17.2%	-
Other	286 600	274 000	255 000	4.6%	7.5%
Total all markets	**1 830 600**	**1 787 600**	**1 458 200**	**2.4%**	**22.6%**

THE MARKET IN 2013 - MARINE HARVEST

Geographic market presence

Our main source of revenues is Atlantic salmon, and total salmon revenues were distributed as indicated in the graph for the year ended December 31, 2013.

Europe is by far the biggest market for our salmon with 68% of the total revenues. Compared to 2012 the relative share of sales to the Russian market has increased, while our sales in the American market have declined as a result of reduced harvest in Canada and Chile in 2013 due to reduced smolt stocking in 2011/2012.

Sales by product

Sales of salmon and salmon-derived products represented 91.1%, 89.8% and 91.6% of our revenue for the years ended December 31, 2013, 2012 and 2011, respectively. Fresh whole (ie., primary processed) salmon represented 52.7%, 54.4% and 55.0% of our total revenues in 2013, 2012 and 2011, respectively, while the sale of secondary processed salmon accounted for 35.8%, 34.6% and 35.6%, respectively, of our revenue for the same periods. The share of fresh smoked salmon has increased from 7.0% in 2012 to 10.4% in 2013 due to the consolidation of Morpol from October 1, 2013.

The sales revenue distribution across products was as indicated in the graph in 2013.

We are actively pursuing strategies to reduce our dependence on spot market prices for salmon by increasing our capacity for producing more value added products, which are generally associated with more stable consumer prices. In line with this strategy, we acquired Morpol, and continue to open small secondary processing facilities. In 2013, we opened two new processing facilities in Asia, one in South Korea and one in Taiwan. We also expanded our smoked salmon production capacity at our facilities in Belfast, Maine. On December 10, 2013 our Board approved the plan to complete phase one of our secondary processing facilities outside Edinburgh, Scotland, acquired through the Morpol acquisition. The plant is expectet to start operations in October 2014, producing fresh fillets and smoked salmon for the UK and export markets.

Price achievement

Prices were in general very favorable in 2013, driven by strong demand. Prices were particularly strong in the second half of the year. Global supply growth has been reduced compared to the last two years, and in Marine Harvest we experienced a reduction in harvested volume of 12% compared to 2012 due to reduced stocking in 2011 and 2012 and slow seawater growth in Norway in the first half of the year. The price achievement compared to the reference price was strong for spot sales. Contract prices were below the reference prices in 2013 and high contract shares in a market with increasing prices, significantly influenced the price achievement compared to 2012, when the contract contribution was positive. The cost of quality downgrading was within what we consider to be normal range for salmon of all origins.

For the year ended December 31, 2013, we achieved a combined global price that was 5% below the weighed reference price. The corresponding price achievement in 2012 was 5% above the weighed reference price due to the more favorable contract portfolio. The contract share ranged from 2% in Canada to 61% in Scotland in 2013.

SALMON SALES BY GEOGRAPHY


68%
5%
17%
9%
1%
Europe Ex Russia
Russia
Americas
Asia
Rest of the world

SALMON SALES BY PRODUCTS


9%
7%
2%
18%
10%
53%
Fresh whole salmon
Fresh smoked salmon
Fresh elaborated salmon
Frozen whole salmon
Frozen elaborated salmon
Other products

CONTRACTS, QUALITY AND PRICE

2013	NORWEGIAN	SCOTTISH	CANADIAN	CHILEAN
Contract share	37%	61%	2%	32%
Quality - superior share	88%	93%	86%	87%
Price achievement	94%	92%	101%	101%

MARKET REFERENCE PRICES 2007-2014


NOK PER KG
USD PER LB
600
500
400
300
200
100
00
07
06
05
04
03
02
01
2007
2008
2009
2010
2011
2012
2013
2014
Norwegian (FCA Oslo)
Chilean (C trim 2-3 lb Miami)
Canadian (10-12 lb Seattle)

MAP OF OPERATIONS


Canada
33 000 farming volume tons GWE
The Faroe Island
6 000 farming volume tons GWE
Norway
223 000 farming volume tons GWE
USA
Morpol Processing
VAP EUROPE
ASIA
Chile
28 000 farming volume tons GWE
Ireland
6 000 farming volume tons GWE
Scotland
48 000 farming volume tons GWE
Head office
Farming and primary processing activities
Secondary processing and/or sales

ANALYSIS OF RESULTS OF OPERATIONS

Set out below are our consolidated statements of profit and loss for the years ended December 31, 2013, 2012 and 2011.

MARINE HARVEST GROUP (NOK MILLION)	2013	2012	2011
Revenue	19 177.3	15 420.4	15 757.4
Other income	22.1	43.2	375.4
Revenue and other income	**19 199.4**	**15 463.5**	**16 132.8**
Cost of materials	-9 998.5	-9 666.5	-8 398.6
Fair value uplift on harvested fish	-4 323.7	-1 575.8	-3 250.6
Fair value adjustment on biological assets	6 118.3	1 926.0	1 738.6
Salary and personnel expenses	-2 674.3	-2 418.6	-2 177.8
Other operating expenses	-2 581.9	-2 163.6	-2 063.2
Depreciation and amortization	- 762.5	- 677.2	- 666.7
Provision for onerous contracts	- 124.7	- 6.1	- 5.8
Restructuring costs	- 272.8	- 0.8	- 21.8
Other non-operational items	- 74.4	–	–
Income/loss from associated companies	221.8	88.3	- 8.5
Impairment losses	- 65.0	- 0.5	- 67.0
Earnings before financial items (EBIT)	**4 661.8**	**968.7**	**1 209.5**
Interest expenses	- 640.2	- 382.8	- 405.8
Net currency effects	- 311.7	523.3	236.4
Other financial items	- 252.4	- 320.0	342.9
Earnings before taxes	**3 457.4**	**789.2**	**1 382.9**
Income taxes	-1 026.8	- 376.5	- 261.7
Net earnings from continuing operations	**2 430.6**	**412.6**	**1 121.2**
Profit after tax from discontinued operations/assets held for sale	91.9	–	–
Profit or loss for the year	**2 522.5**	**412.6**	**1 121.2**
Profit or loss for the year attributable to			
Non-controlling interests	7.4	4.0	5.5
Owners of Marine Harvest ASA	2 515.1	408.6	1 115.7

For further information about how to analyze and understand our cost and revenue figures refer to Part IV Analytical information.

Revenue and other income

Revenue and other income for the year ended December 31, 2013 was NOK 19,199.4 million, an increase of 24.2%, or NOK 3,735.9 million, compared to NOK 15,463.5 million for the same period in 2012. The increase was primarily driven by a significant increase in market prices for salmon and the consolidation of Morpol into the Group's profit and loss figures from October 1, 2013. This was partially offset by a decrease in harvest volumes of approximately 12%, or 48,534 tons gutted weight salmon, including a reduction of 32,812 and 11,941 tons gutted weight salmon harvested by our Norwegian and Chilean operations, respectively. Harvest volume of our Norwegian salmon was negatively impacted by lower seawater temperatures combined with changes in the stocking pattern in 2011 and 2012. Harvest volume of our Chilean salmon was reduced due to our decision to reduce smolt stocking in 2011 and 2012. As indicated in the market sections, the increase in reference prices for Atlantic salmon in the period ended December 31, 2013 compared to the same period in 2012 was 49.0% for salmon of Norwegian origin, 32.3% for salmon of Chilean origin and 44.5% for salmon of North American origin. A stagnation in global harvest volumes (including a reduction in harvest volume for salmon of Norwegian origin), combined with strong demand were the main drivers for the price increase.

The overall average price achieved was 5% below the weighed reference price in the year ended December 31, 2013, compared to 5% above the weighed reference price in the same period in 2012 as our sales contracts for 2013 were entered into in an environment of rising spot prices.

Cost of materials

The table below presents a breakdown of our cost of materials for the years ended December 31, 2013, 2012 and 2011.

COST OF MATERIALS (NOK MILLION)	2013	2012	2011
Feed purchases	4 998.6	4 634.4	4 520.7
Other purchases	5 809.5	4 467.7	4 058.4
Net change in inventory	-2 176.9	- 746.5	-1 520.2
Freight and other income reductions	1 402.6	1 296.3	1 179.2
Other costs of materials	- 35.3	14.6	160.5
Total cost of materials	**9 998.5**	**9 666.5**	**8 398.6**

Cost of materials for the year ended December 31, 2013 was NOK 9,998.5 million, an increase of 3.4%, or NOK 332.0 million, compared NOK 9,666.5 million for the same period in 2012. The increase was primarily driven by the increase in cost of feed combined with the consolidation of Morpol into the group from October 1, 2013. Feed purchases amounted to NOK 4,998.6 million in 2013, compared to NOK 4,634.4 million in 2012. The price of fish feed increased by approximately 14%, while the quantity of fish feed used in our operations decreased by 4.1% due to lower net production. Other purchases have increased between 2012 and 2013 as these costs to a large extent depend on trading and secondary processing activities, and the consolidation of Morpol from October 1, 2013 is the main driver. Freight and other income reductions in the year ended December 31, 2013 were 8.2% higher than in the comparable period in 2012 at NOK 1,402.6 million.

Salary and personnel expenses

The table below presents a breakdown of our salary and personnel expenses for the years ended December 31, 2013, 2012 and 2011

SALARIES (NOK MILLION)	2013	2012	2011
Gross wages/salaries	1 766.1	1 635.6	1 582.0
3rd party staff (temporary labor)	238.8	232.0	167.5
Bonus and share price based bonus scheme	196.1	149.9	62.9
Social securities	316.6	256.5	240.6
Other personal expenses	156.6	144.6	124.9
Total salary and personnel expenses	**2 674.3**	**2 418.7**	**2 177.8**

The increase in salary and personnal expenses for the year ended December 31, 2013 of NOK 255.5 million or 10.6% compared to the same period in 2012 was primarily driven by a NOK 130.5 million increase in gross wages and salaries and a NOK 46.2 million increase in costs related to our bonus and share price based bonus schemes. The increase in gross wages and salaries was driven by the consolidation of Morpol from October 1, 2013 and an increase in compensation levels. The increases in the bonus and share-price based bonus schemes were mainly attributed to the increase in the share price of Marine Harvest ASA combined with higher bonuses related to improved performance.

Other operating expenses

The table below presents a breakdown of our other operating expenses for the years ended December 31, 2013, 2012 and 2011:

OTHER OPERATING EXPENSES (NOK MILLION)	2013	2012	2011
Maintenance	720.1	647.2	577.3
Electricity and fuel	329.6	304.6	278.6
Rent and leases	287.4	236.9	199.5
3rd party services	240.1	180.8	248.0
Insurance	136.5	136.1	122.8
Consultancy and audit fees	194.4	99.0	117.4
Communication/IT	118.3	91.4	85.1
Travel	102.9	80.2	74.2
Advertising & promotion	78.1	50.9	52.0
Other expenses	374.5	336.4	308.2
Total other operating expenses	**2 581.9**	**2 163.5**	**2 063.2**

Other operating expenses increased by NOK 418.4 million or 19.3% during the year ended December 31, 2013 compared to the same period in 2012. The increase was partly due to consolidation of Morpol from October 1, 2013 with a total impact of NOK 77.1 million. The remaining increase relates to higher maintenance, consultancy and audit costs, other expenses and third party services. The increase in maintenance costs was attributed to the lower than historic average capital expenditures in prior years. The increase in consultancy and audit fees was driven by expenses associated with the Morpol acquisition and the NYSE listing process.

Net fair value on biological assets

We recognized a positive fair value adjustment on biological assets of NOK 1,794.6 million for the period ended December 31, 2013 compared to a positive fair value adjustment on biological assets of NOK 350.2 million in the same period in 2012. The increase is attributed to the changes in the market prices for Atlantic salmon and an increase in volume of standing biomass at year end.

Restructuring costs

During the second quarter of 2013, we launched restructuring initiatives in VAP Europe and in our Chilean smoked salmon unit. The initiatives include reducing the number of processing sites in Europe from 13 to eight and closure of our Chilean smoked salmon operations. We recognized a restructuring provision of NOK 272.8 million for the year ended December 31, 2013 with respect to these initiatives. The corresponding figure for 2012 was NOK 0.8 million.

Income/loss from associated companies

We recognized an income from associated companies of NOK 221.8 million for the year ended December 31, 2013 and NOK 88.3 million for the same period in 2012, primarily due to the increase in net income from Nova Sea AS. The value includes fair value adjustment on biomass.

Earnings before financial items (EBIT)

As a result of the foregoing, our EBIT was NOK 4,661.8 million in the year ended December 31, 2013, compared to NOK 968.7 million in the same period in 2012.

Financial items

Set out below are the primary components of our net financial items for the years ended December 31 2013, 2012 and 2011.

FINANCIAL ITEMS (NOK MILLION)	2013	2012	2011
Interest expense	- 640.2	- 382.8	- 405.8
Net currency effects	- 311.7	523.3	236.4
Other financial items	- 252.4	- 320.0	342.9
Total financial items	**- 1 204.3**	**- 179.5**	**173.5**

Interest expense

Interest expense increased by 67.2% in the year ended December 31, 2013 compared to the same period in 2012 due to a higher average net interest bearing debt balance during the year, additional amortized interest recognized in connection with the convertible bond issued in May 2013. The average interest bearing debt for 2013 was NOK 6,585.8 million compared to NOK 5,924.2 million in 2012.

<u>Net currency effects</u>
Net currency effects for the year ended December 31, 2013 were NOK -311.7 million, compared to NOK 523.3 million in 2012, primarily due to the depreciation of NOK in relation to EUR, the currency in which most of our interest bearing debt is denominated.

<u>Other financial items</u>
For the year ended December 31, 2013, other financial items were NOK -252.4 million compared to NOK -320.0 million in 2012. The amount in 2013 was mainly due to a change in the fair value of the conversion liability component of the convertible bond of NOK -516.1 million, partially offset by dividend, gain on sales of shares of NOK 134.9 million and change in fair value of shares of NOK 60.8.

Taxes
For the year ended December 31, 2013 our tax expense was NOK 1,026.8 million, compared to NOK 376.5 million in 2012. The main driver for the increased tax expense was the increase in earnings before taxes and the unrealized loss from the convertible bond, partially offset by the gain on sale of shares in Cermaq ASA. The latter two items are not deductible/taxable items.

Profit from continuing operations
As a result of the foregoing, our profit from continuing operations increased by NOK 2,018.0 million in 2013 to NOK 2,430.6 million, from NOK 412.6 million for the year ended December 31, 2012.

Non-IFRS Financial Measures
<u>Operational EBIT</u>
Group Operational EBIT increased by close to 400%, from NOK 643.4 million for the year ended December 31, 2012 to NOK 3,212.4 in 2013. The main reason for the positive development was the increase in salmon prices, partly offset by the lower volume of harvested salmon. See Note 4 Business segments for a reconciliation of Group Operational EBIT to EBIT. Our EBIT was NOK 4,661.8 million in the year ended December 31, 2013, compared to NOK 968.7 million in the same period in 2012.

<u>ROCE</u>
Return on capital employed was 18.5% for the year ended December 31, 2013, compared to 3.9% for the same period in 2012, reflecting change in profit and the fair value adjustment on biological assets. The fair value adjustment on biological assets was NOK 1,444.4 million higher in the year ended December 31, 2013 compared to the same period in 2012, this value is excluded from our ROCE calculations.



SEGMENT REPORTING

The following is a discussion of our operational results by business segment, using Operational EBIT as a key measure of performance.

Operational EBIT by segment
The following table sets forth Operational EBIT for each of our operating segments for the years ended December 31, 2013, 2012 and 2011.

IN NOK MILLION	2013	2012	2011
Operational EBIT - Farming	3 001.1	415.1	2 489.6
Operational EBIT - Markets	346.3	344.2	228.2
Operational EBIT - VAP Europe	-57.7	5.8	107.9
Operational EBIT - Morpol Processing	62.6	–	–
Operational EBIT - Other incl Feed	-139.9	-121.7	-101.9
Eliminations	–	–	-6.4
Group Operational EBIT [1]	**3 212.4**	**643.4**	**2 717.3**
Group EBIT	**4 661.8**	**968.7**	**1 209.5**

[1] Group Operational EBIT is a non-IFRS financial measure. See Note 4 Business segments for reconciliation of Group Operational EBIT to EBIT.

Farming
Farming's Operational EBIT was NOK 3,001.1 million in the year ended December 31, 2013 compared to NOK 415.1 million for the same period in 2012. The increase was primarily a result of the significantly higher market prices, which offset the 12% decrease in volumes harvested. The cost performance for the different farming units is discussed under Operational performance by country of origin.

Sales and Marketing
Sales and Marketing's Operational EBIT for the year ended December 31, 2013 was NOK 351.2 million, compared to NOK 350.0 million for the same period in 2012.

Markets
Markets' Operational EBIT for the year ended December 31, 2013 was NOK 346.3 million compared to NOK 344.2 million for the same period in 2012. The 2013 Operational EBIT was comprised of NOK 291.2 million from Markets Europe (compared to NOK 250.9 million in the same period in 2012), NOK 16.1 million from Markets Asia (compared to NOK 35.2 million in the same period in 2012) and NOK 39.0 million from Markets Americas (compared to NOK 58.0 million in the same period in 2012). NOK 356.2 million of Markets Operational EBIT in 2013 was allocated back to our own salmon by country of origin compared to NOK 351.5 million in 2012.

The European market was strong in 2013 and our price achievement for superior salmon sold in the spot market was above the reference price. The spot price performance for salmon of Norwegian and Scottish origins improved in 2013 compared to 2012. Despite higher traded volume, sold volume was reduced compared to 2012 due to the reduction in harvest volume (ref above).

The Asian market was challenging in 2013 due to reluctance in the Chinese market to accept the increased salmon prices and the weakening of the Japanese Yen. The performance of our Asian Markets organization was further affected by reduced availability of frozen salmon for key markets compared to 2012.

The American market was strong in 2013, despite lagging the European market in price. The gap between prices for salmon of Canadian origin compared to Chilean origin widened during the year due to reduced availability of Canadian salmon. Our American Markets organization was margin wise negatively affected by contract commitments that had to be supplied by spot sourced raw materials in periods of reduced /interrupted harvest of our own Chilean salmon.

The overall price achievement of our Markets organization is discussed under "Operational performance by country of origin".

VAP Europe
VAP Europe's Operational EBIT for the year ended December 31, 2013 was NOK – 57.7 million compared to NOK 5.8 million in 2012. The reduction in the Operational EBIT was primarily due to the significant increase in raw material prices and an unfavorable product mix. In June 2013, a plan to restructure the European VAP operations was approved by the Board. The plan reduces the number of production facilities from 13 to eight and the restructuring and impairment provisions recognized in 2013 amounted to NOK 235.7 million. The restructuring decision resulted in significant disruptions in some of our French units in the second half of the year. A strike among the employees at one of our smoked operations in France, combined with a fire at our second French smoking facility affected our ability to build inventory for the Christmas season, and as a result our December sales and margins were significantly impacted. The operational yield improved in 2013 compared to 2012 due to efficiency improvement. The processing cost per kilogram produced marginally increased in 2013, as lower volume produced negatively influenced fixed cost absorption and offset the improvement in variable costs. The share of salmon products in percent of total sales value was 69.0% in 2013 compared to 65.6% in 2012. NOK -42.0 million of VAP Europe's Operational EBIT in 2013 was allocated back to our own salmon by country of origin compared to NOK 4.7 million in 2012.

Morpol processing
On September 30, 2013, the European Commission approved our acquisition of Morpol, subject to divestment of Morpol's Scottish farming capacity on the Shetland and the Orkney Islands of approximately 18,000 tons gutted weight. We acquired 100% of Morpol on November 12, 2013 and the profit in Morpol has been consolidated into the Group's profit and loss figures starting October 1, 2013. Morpol's Operational EBIT for the three months ended December 31, 2013 was NOK 62.6 million. Morpol is the world's largest secondary processor of salmon as measured by volume of salmon produced and its fish processing plant in Ustka, Poland is the largest in Europe measured by volume of capacity. In the month of December, the Ustka plant processed more than 10,000 tons gutted weight raw materials. Sold volume measured in product weight including by-products, for the three months ended December 31, 2013 was 27,738 tons. Christmas sales were strong and the mix favorable, but profit wise the fourth quarter was challenging due to continuously increasing raw material prices. End product prices have been continuously increased to reflect the higher raw material prices. 23.4 million of Morpol's Operational EBIT in 2013 was allocated back to our own salmon by country of origin.

Feed
Feed's Operational EBIT was NOK -22.9 million in the year ended December 31, 2013. Feed is a new business area that will be reported as a separate segment from 2014, following the Board's decision to build a feed factory in Bjugn, Norway. The feed factory will commence operations in June/July 2014. The project is running according to plan. Recruitment of staff is almost completed. Costs encountered in 2013 relate to operating expenses not directly attributable to the construction of the factory.

OPERATIONAL PERFORMANCE BY COUNTRY OF ORIGIN

The following is a discussion of our operational results by country of origin using Operational EBIT per kilogram of fish harvested as a key measure of performance. Set out below are certain operating metrics by country of origin of our harvested salmon for the years ended December 31, 2013, 2012 and 2011:

	NORWEGIAN ORIGIN	SCOTTISH ORIGIN	CANADIAN ORIGIN	CHILEAN ORIGIN	IRISH ORIGIN	FAROESE ORIGIN	OTHER	TOTAL
2013								
Harvest volume of salmon [1]	222 494	48 389	33 059	28 281	5 883	5 665	–	343 772
Average price achievement [2]	94%	92%	101%	101%	–	96%	–	95%
Contract coverage [3]	37%	61%	2%	32%	93 %	6%	–	37%
Quality—superior share [4]	88%	93%	86%	87%	87 %	95%	–	89%
Feed cost (NOK per kg) [5]	–	–	–	–	–	–	–	12.61
Operational EBIT (NOK per kg) [6]	10.83	12.45	10.19	-2.32	-5.02	14.86	-0.37	9.34
EBIT (NOK per kg)	16.36	15.66	17.21	0.76	-4.88	30.93	-1.38	13.56
2012								
Harvest volume of salmon [1]	255 306	40 261	40 217	40 222	9 407	6 893	–	392 306
Average price achievement [2]	105%	112%	97%	110%	–	101%	–	105%
Contract coverage [3]	31%	62%	5%	30%	92 %	–	–	33%
Quality—superior share [4]	90%	96%	85%	90%	92 %	95%	–	91%
Feed cost (NOK per kg) [5]	–	–	–	–	–	–	–	11.75
Operational EBIT (NOK per kg) [6]	3.23	3.80	-3.48	-2.26	1.45	1.76	-0.33	1.64
EBIT (NOK per kg)	5.45	3.68	-4.13	-4.05	-2.26	2.97	0.61	2.47
2011								
Harvest volume of salmon [1]	217 510	50 174	33 917	25 960	9 332	5 927	–	342 820
Average price achievement [2]	112%	109%	98%	108%	–	101%	–	110%
Contract coverage [3]	46%	53%	18%	25%	93%	–	–	43%
Quality—superior share [4]	93%	95%	78%	96%	87%	94%	-	92%
Feed cost (NOK per kg) [5]	–	–	–	–	–	–	-	11.56
Operational EBIT (NOK per kg) [6]	9.15	10.35	1.17	4.26	7.97	10.27	-0.23	7.93
EBIT (NOK per kg)	3.80	7.96	-5.78	2.32	7.88	2.71	0.10	3.53

1) We measure our harvest volume in terms of tons of gutted weight of salmon. Harvest volume of salmon is a key measure of our success as, in the absence of trading, it corresponds to the volume of salmon available for sale. As trading volume generally achieves limited margin, harvested volume is the volume-related driver of our profit.

2) Our average price achievement measures the prices that we are able to achieve on our products against a salmon price index. The achievement is measured against NOS for salmon of Norwegian and Faroese origin, a derived NOS (NOS + a margin) for salmon of Scottish origin and Urner Barry for salmon of North American and Chilean origin. The market reference prices are spot prices for superior quality salmon, while our achieved price is a blend of spot and contract price for all qualities. Average price achievement measures our ability to sell our products at above market rates and is thus important for understanding our performance. In situations where contract prices deviate from spot prices, or the quality of our sold fish is low, our achieved price will deviate from the reference price.

3) The contract coverage measure represents the percentage of our products that was sold pursuant to contracts. A contract is for this purpose defined as a commitment to sell our salmon at a fixed price for a period of three months or longer. We have a sales contract policy aimed at limiting our exposure to short and medium term fluctuations in salmon prices.

4) The superior share of salmon is the percentage of salmon harvested as superior salmon divided by the total volume of harvested salmon. If salmon for some reason, e.g., pale color or scale loss, cannot be classified as a superior product, it is downgraded and sold as production or ordinary grade product at a lower price.

5) Feed cost per kilogram harvested is calculated by dividing our total cost of fish feed for harvested fish by tons of gutted weight of salmon harvested.

6) Operational EBIT at Group level and by country of origin is a non-IFRS financial measure.



Salmon of Norwegian Origin

Operational EBIT

Our Operational EBIT for salmon of Norwegian origin was NOK 2,410.2 million for the year ended December 31, 2013 compared to NOK 823.5 million for the same period in 2012. Operational EBIT per kilogram was NOK 10.83 in 2013 compared to NOK 3.23 in 2012 due to increased salmon prices, partially offset by increased fish feed costs and reduced harvest volume (reflecting negative scale effects). Operational EBIT by country of origin is a non-IFRS financial measure. Our EBIT for salmon of Norwegian origin was NOK 3,641.1 million in the year ended December 31, 2013 compared to NOK 1,391.3 million in the same period in 2012. EBIT per kilogram was NOK 16.36 in 2013 compared to NOK 5.45 in 2012.

Price and volume developments

The reference price was significantly higher in 2013 compared to 2012 due to the reduced European supply of Atlantic salmon, driven by the lower harvest of salmon of Norwegian origin. Our price achievement for the year ended December 31, 2013 was 6% below the reference price, which was down from the price achievement for the same period of 2012 of 5% above the reference price.

The decrease was primarily due to higher contract coverage of 37% in 2013 in a market of rapidly increasing prices, compared to the contract coverage of 31% in 2012 in a market with more stable prices. The price achievement was also negatively impacted by a lower superior share of salmon of 88% in 2013 compared to 90% in 2012. The main reason for downgrading in 2013 was winter wounds.

Harvest volume in the year ended December 31, 2013 was 222,494 tons gutted weight, a reduction of 32,812 tons from the same period in 2012. Lower seawater temperatures, combined with changes in the salmon stocking pattern and reduced overall salmon stocking in 2011 and 2012, resulted in reduced production and harvest volume in 2013 compared to 2012.

Costs and operations

Total cost per kilogram of our salmon of Norwegian origin harvested in 2013 increased by 9.1% compared to the cost of salmon harvested in 2012. The primary driver for the cost increase was the rise in the feed cost for the fish harvested in 2013 of 7.8% compared to the fish harvested in 2012, due to higher feed prices and increased feed conversion ratios. Other seawater costs per kilogram of fish harvested in 2013 were higher than for the fish harvested in 2012 due to harvesting at sites that were diagnosed with Pancreas Disease, or PD, in 2012. As in previous years, sea lice mitigation costs were high for the fish harvested in 2013. The exceptional cost related to sea lice mitigation amounted to NOK 154.1 million in 2013 compared to NOK 168.0 million in 2012. Non-seawater costs per kilogram of fish harvested in 2013 increased compared to 2012 due to the significant reduction in harvest volume (reflecting negative scale effects). Exceptional mortality was recognized at several sites in 2013 due to a PD outbreak, treatment losses and losses due to an escape during a hurricane. As a result, exceptional mortality losses of NOK 33.2 million were recognized for the year compared to losses of NOK 31.6 million for the same period in 2012.

Salmon of Scottish Origin

Operational EBIT

Our Operational EBIT for salmon of Scottish origin was record high at NOK 602.7 million for the year ended December 31, 2013 compared to NOK 153.0 million for the same period in 2012. Operational EBIT per kilogram was NOK 12.45 in 2013 compared to NOK 3.80 in 2012 due to the increased salmon prices and increased harvest volume (reflecting scale effects). Operational EBIT by country of origin is a non-IFRS financial measure. Our EBIT for salmon of Scottish origin was NOK 757.8 million in the year ended December 31, 2013 compared to NOK 148.3 million in the same period in 2012. EBIT per kilogram was NOK 15.66 in 2013 compared to NOK 3.68 in 2012.

Price and volume developments

The reference price was higher in 2013 compared to 2012 due to the reduced European supply of Atlantic salmon, driven by the lower harvest of salmon of Norwegian origin. Our price achievement for the year ended December 31, 2013 was 8% below the reference price, which was down from the price achievement for the same period of 2012 of 12% above the reference price. Price achievement for salmon of Scottish origin was impacted by high contract coverage in a market of rapidly increasing prices in 2013. In 2012, market prices were more stable and the effect of our contract coverage was positive. The contract coverage was 61% and 62% in 2013 and 2012 respectively. With a superior share of 93% in 2013 and 98% in 2012, the effect of downgrading on the price achievement has been limited.

Harvest volume in the year ended December 31, 2013 was above the corresponding period in 2012 at 48,389 tons gutted weight compared to 40,261 tons in 2012. The increase was primarily driven by good growth at sea.

Costs and operations

Total cost per kilogram of our salmon of Scottish origin harvested in the year ended December 31, 2013 increased by 8.6% compared to the salmon harvested in the same period in 2012 due to increased cost of feed and higher non-seawater costs. Feed cost per kilogram of fish harvested in 2013 increased by 9.1% compared to the cost of fish harvested in 2012, due to higher feed prices partially offset by improved feed conversion ratios. Other seawater costs per kilogram decreased by 3.4% compared to 2012. Non-seawater costs per kilogram of fish harvested in 2013 were higher than in 2012, as increased well boat costs, exceptional mortality losses (Amoebic Gill Disease) and additional wrasse farming costs only partially were mitigated by increased volume (reflecting scale effects). Exceptional mortality losses amounted to NOK 17.5 million in 2013 compared to NOK 3.7 million in 2012.

Salmon of Canadian Origin

Operational EBIT

Our Operational EBIT for salmon of Canadian origin was record high at NOK 336.8 million for the year ended December 31, 2013 compared to NOK -140.2 million in the same period in 2012. Operational EBIT per kilogram was NOK 10.19 in 2013 compared to NOK -3.48 in 2012 due to the increased salmon prices. Operational EBIT by country of origin is a non-IFRS financial measure. Our EBIT for salmon of Canadian origin was NOK 569.0 million in the year ended December 31, 2013 compared to NOK -166.3 million in the same period in 2012. EBIT per kilogram was NOK 17.21 in 2013 compared to NOK -4.13 in 2012.

Price and volume developments

The reference price was higher in the year ended December 31, 2013 compared to the same period in 2012 despite the significant increase in harvest volume of salmon of Chilean origin. Our price achievement in 2013 was 1% above the reference price, which was up from the price achievement in 2012 of 3% below the reference price. The increase was primarily attributed to low contract coverage of 2% in 2013 in an environment of increasing prices, compared to a contract coverage ratio of 5% in the same period in 2012, and a reduced rate of customer claims related to Kudoa (soft flesh). The effect of claims and discards attributed to Kudoa decreased from NOK 63.0 million in 2012 to NOK 16.9 million in 2013, which had a positive effect on our overall price achievement. The superior share was 86% in 2013, compared to 85% in 2012. The main reason for downgrading was maturation.

Harvest volume in the year ended December 31, 2013 was 33,059 tons gutted weight compared to 40,217 tons in the same period in 2012 due to reduced stocking.

Costs and operations

Total cost per kilogram of our salmon of Canadian origin harvested in the year ended December 31, 2013 increased by 2% compared to the salmon harvested in the same period in 2012 due to lower volume harvested (reflected in negative scale effects) and increased other sea water costs. The feed cost per kilogram of fish harvested in 2013 decreased compared to 2012 as growth-improving initiatives implemented in 2011 and 2012 mitigated the effect of increasing feed prices. Other seawater costs per kilogram of fish harvested in 2013 were higher than for the fish harvested in 2012, due to higher smolt and direct farming costs (including mitigation costs related to predation and lice management). Non-seawater costs per kilogram of fish harvested increased compared to 2012 due to the reduction in harvested volume (negative scale effects).

Salmon of Chilean Origin

Operational EBIT

Our Operational EBIT for salmon of Chilean origin was NOK -65.7 million for the year ended December 31, 2013 compared to NOK -90.9 million in the same period in 2012. Operational EBIT per kilogram was NOK -2.32 in 2013 compared to NOK -2.26 in 2012. We did not harvest fish from our Chilean operations in the second quarter of 2013 due to a decision to reduce the smolt stockings late 2011 and early 2012. Operational EBIT by country of origin is a non-IFRS financial measure. Our EBIT for salmon of Chilean origin was NOK 21.5 million in the year ended December 31, 2013 compared to NOK -162.7 million in the same period in 2012. EBIT per kilogram was NOK 0.76 in 2013 compared to NOK -4.05 in 2012.

Price and volume developments

The reference price was higher in the year ended December 31, 2013 compared to the same period in 2012 despite the overall increase in harvest volume of salmon of Chilean origin. Our price achievement for 2013 was 1% above the reference price. This was down from the price achievement for 2012 of 10% above the reference price. Our price achievement was impacted by high contract coverage in 2013 in a market with increasing spot prices compared to a market with more stable prices in 2012. Contract coverage was relatively stable at 32% in the year ended December 31, 2013 and 30% in the same period in 2012. The superior share for salmon of Chilean origin was 87% in 2013 compared to 90% in the same period in 2012. The reduction in quality was due to reduced flesh quality and color.

Harvest volume in the year ended December 31, 2013 was 30% lower than in 2012 at 28,281 tons gutted weight compared to 40,222 tons in 2012 due to reduced smolt stocking in 2011 and 2012.

Costs and operations

Total cost per kilogram of our Chilean salmon harvested in the year ended December 31, 2013 increased by 23.7% compared to the salmon harvested in the same period in 2012 due to higher cost of biomass and reduced harvest volume (reflecting negative scale effects). The increase in biomass cost for the fish harvested in 2013 compared to 2012 was a result of more challenging biological conditions (increased sea lice mitigation costs and reduced growth rates). The feed cost per kilogram of fish harvested in 2013 increased by 11.2% compared to the fish harvested in 2012 as a result of higher feed prices, reduced growth and less advantageous feed conversion ratios at some sites. Other seawater costs per kilogram of fish harvested in 2013 were higher than for the fish harvested in 2012, due to slow growth of fish at sea and early harvest of some sites in order to comply with the mandatory fallowing periods. Non-seawater costs per kilogram of fish harvested in 2013 were higher than for the fish harvested in 2012 due to low harvest volume (reflecting negative scale effects) and increased mortality losses. Exceptional mortality costs were NOK 18.5 million in 2013 mainly due to reduced smolt stocking (culling) and mortality caused by low oxygen levels in the sea.

Exceptional mortality costs in 2012 were NOK 2.9 million and related to losses in the freshwater recirculation unit.

Salmon of Irish Origin

Operational EBIT

Our Operational EBIT for salmon of Irish origin was NOK -29.6 million for the year ended December 31, 2013 compared to NOK 13.6 million in the same period in 2012. Operational EBIT per kilogram amounted to NOK -5.02 in 2013 compared to NOK 1.45 in 2012 due to substantial biological challenges impacting both cost and price achievement. Operational EBIT by country of origin is a non-IFRS financial measure. Our EBIT for salmon of Irish origin was NOK -26.9 million in the year ended December 31, 2013 compared to NOK -21.2 million in the same period in 2012. EBIT per kilogram was NOK -4.58 in 2013 compared to NOK -2.26 in 2012.

Price and volume developments

As our Irish operation mainly produces organic salmon there is no reference price available for benchmarking, but prices achieved were generally higher in the year ended December 31, 2013 compared to the same period in 2012 due to a good market for organic salmon. Our contract share was 93% in 2013, compared to 92% in 2012. We experienced a reduction in the superior share of salmon harvested from 92% in 2012 to 87% in 2013.

Harvest volume in the year ended December 31, 2013 was 5,883 tons gutted weight compared to 9,407 tons in 2012 due to significant losses of young fish due to Amoebic Gill Disease in 2012 and high mortality in the standing biomass in the second half of 2013.

Costs and operations

Total cost per kilogram of salmon of Irish origin harvested in the year ended December 31, 2013 increased by 32.4% compared to the salmon harvested in the same period in 2012 due to substantial biological challenges – Amoebic Gill Disease (AGD), Pancreas Disease and very high seawater temperatures during the summer causing challenges for sea lice and AGD mitigation actions.

Salmon of Faroese Origin

Operational EBIT

Our Operational EBIT for salmon of Faroese origin was NOK 84.2 million for the year ended December 31, 2013 compared to NOK 12.1 million in the same period in 2012. Operational EBIT per kilogram was NOK 14.86 in 2013 compared to NOK 1.76 in 2012 due to an increase in salmon prices. Operational EBIT by country of origin is a non-IFRS financial measure. Our EBIT for salmon of Faroese origin was NOK 175.2 million in the year ended December 31, 2013 compared to NOK 20.4 million in the same period in 2012. EBIT per kilogram was NOK 30.93 in 2013 compared to NOK 2.97 in 2012.

Price and volume developments

The reference price was higher in the year ended December 31, 2013 compared to the same period in 2012 due to the reduced European supply of Atlantic salmon (mainly salmon of Norwegian origin). Our price achievement in 2013 was 2% below the reference price, which was down from the price achievement for 2012 of 1% above the reference price due to an increase in contract coverage to 6% in 2013 (in an environment of increasing prices).

Harvest volume in the year ended December 31, 2013 was 5,665 tons gutted weight compared to 6,893 tons in the same period in 2012.

Costs and operations

Total cost per kilogram of our salmon of Faroese origin harvested in the year ended December 31, 2013 decreased in DKK, but increased by 35% in NOK compared to salmon harvested in the same period in 2012 due to currency effects.

LIQUIDITY, CASH FLOW AND BORROWINGS

Liquidity and capital resources
Our principal sources of liquidity are cash on hand, revenues generated from our operations and, to a lesser extent, loans and other financings.

Our principal needs for liquidity have been, and will likely continue to be, costs of raw materials, including fish feed, and other working capital items, capital expenditures, servicing of our debt, dividend payments and acquisitions. We believe that our liquidity is sufficient to cover our working capital needs in the ordinary course of our business.

Our cash as of December 31, 2013 was NOK 606.2 million compared to NOK 335.3 million as of December 31, 2012 and NOK 279.1 million as of December 31, 2011. Cash comprise cash and bank deposits, including restricted funds. Restricted funds comprise employee's tax deduction accounts as well as deposit accounts pledged as security.

Our NIBD/equity was 47.7% as of December 31, 2013, 46.0% at December 31, 2012 and 59.6% at December 31, 2011. The increase from December 31, 2012 to December 31, 2013 was mainly due to the increase in debt as a result of the acquisition of Morpol and the pay out of dividend (NOK 825.3 million); combined with buildup of working capital in the amount of NOK 1,748.8 million. The conversion of the 2010 convertible bond had a positive effect on NIBD of NOK 1,782.9 million. The decrease from December 31, 2011 to December 31, 2012 was primarily driven by the reduction in our net interest bearing debt, which was NOK 6,467.3 million at December 31, 2011 compared to NOK 5,381.0 million at December 31, 2012. NIBD/equity is a non-IFRS financial measure.

Capital Expenditures
Our capital expenditures primarily relate to investments into our operating facilities and equipment used in our operations. Net capital expenditures were NOK 1,901.6 million for the year ended December 31, 2013, NOK 662.3 million for the year ended December 31, 2012 and NOK 986.3 million for the year ended December 31, 2011. Of our total net capital expenditures in 2013, NOK 695.1 million was attributed to the construction of our fish feed plant in Norway.

Cash Flows
The following table summarizes our cash flows for the years ended December 31, 2013, 2012 and 2011:

CASH FLOWS (NOK MILLION)	2013	2012	2011
Cash flow from operations	2 023.0	1 552.9	2 798.0
Cash flow from investments	-2 473.3	-1 057.6	-1 124.1
Cash flow from financing	631.9	-451.8	-1 705.9
Currency effects on cash	11.4	-10.6	1.0
Net change in cash in period	**193.0**	**32.9**	**-31.0**
Cash—opening balance [1]	246.1	213.2	244.2
Cash—closing balance [1]	**439.1**	**246.1**	**213.2**

1) Excluding restricted cash.

Cash flow from operations
Cash flow from operations for the year ended December 31, 2013 was NOK 2,023.0 million, compared to NOK 1,552.9 million for the same period in 2012. The improved earnings in 2013 compared to the same period in 2012 were offset by a negative development in working capital of NOK 1,748.8 million.

Cash flow from operations for the year ended December 31, 2012 was NOK 1,552.9 million, compared to NOK 2,798.0 million for 2011. The primary driver for the decrease in cash flow from operations was a strong decrease in earnings, partially offset by improved working capital of NOK 472.4 million due to a reduction in biological inventory at cost of NOK 421.3 million due to reduced smolt stocking in 2011 and 2012.

Cash flow from investments
Cash flow from investments for the year ended December 31, 2013 was NOK - 2,473.3 million, compared to cash flow from investments of NOK – 1,057.6 million in 2012. The difference was primarily due to payments related to the acquisition of Morpol, construction of the fish feed plant in Norway and an increased overall capital expenditure plan for the existing operations in 2013.

Cash flow from investments for the year ended December 31, 2012 was NOK -1,057.6 million, compared to cash flow from investments of NOK -1,124.1 million for 2011. The difference was primarily due to lower payments made for purchase of fixed assets, partially offset by the cash element in the first phase of the Morpol acquisition in the fourth quarter of 2012.

Cash flow from financing
Cash flow from financing for the year ended December 31, 2013 was NOK 631.9 million, compared to NOK – 451.8 million for the same period in 2012. In 2013, the proceeds from new financing facilities were used for repayment of existing interest-bearing debt and dividends, while in 2012 the available cash flow was mainly used for repayment of interest-bearing debt.

Cash flow from financing for the year ended December 31, 2012 was NOK -451.8 million, compared to NOK -1,705.9 million for 2011. In 2012, the first phase of the Morpol acquisition was mainly financed by issuing new equity, while there was a major dividend payment in 2011.

Borrowings
As of December 31, 2013, our main outstanding borrowing facilities consisted of a EUR 775 million syndicated borrowing facility, one convertible bond of EUR 350 million and an unsecured bond of NOK 1,250 million.

We exercised our option to call our EUR 225 convertible bond issued in 2010 in December 2013, with settlement on December 11.

For further description of our borrowing facilities and bonds please refer to Note 11 Interest-bearing debt.

For further description of how to analyze our performance please refer to Part IV Analytical information.



SUSTAINABLE AND ENVIRONMENTALLY RESPONSIBLE DEVELOPMENT

PLANET

PLANET - SUSTAINABLE AND ENVIRONMENTALLY RESPONSIBLE DEVELOPMENT

Our operations and the long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. We rely on qualified personnel to maintain fish health, avoid escapes and minimize the environmental impact of our operations.

2013 HIGHLIGHTS / PLANET



	Commitment to become 100% certified against the ASC salmon standard by 2020 Co-founder of the Global Salmon Initiative (GSI)
	New net designs tested to increase robustness in our production units
	Top position at the Climate Disclosure Leadership Index (CDP)
CO_2	5% increase in GHG emissions
	10 escape incidents and 74,000 escaped fish
	Trigger levels for sea lice less frequently exceeded, increased utilization of cleaner fish and stable medicine use
	Percentage of fish treated with antibiotic medicine reduced, but antibiotics used (g/ton produced) increased
	Reduced dependency and use of marine raw materials

THE GLOBAL PICTURE - CLIMATE FRIENDELY FOOD PRODUCTION

The challenge and the opportunity

Climate change, along with the rate of biodiversity loss and changes in the global nitrogen cycle, are recognized as having gone beyond safe levels for humanity. This means that current concentrations of atmospheric CO2 could lead to major changes in climate patterns. Alongside the increased effects of climate change, the world needs to supply an increasing level of protein to meet demands from a growing population. Meeting both needs for more food and a reduction of our carbon footprint will only be possible with production systems that use the planet's resources efficiently.

Of all farmed vertebrates, fish are among the most efficient energy and protein converters. This means that fish need much less food to gain 1 kg of protein. This has important consequences from a climate-change perspective, as the carbon footprint of farmed salmon to traditional meat production is 2.9 kg CO2 equivalents/kg of edible product, whereas corresponding numbers are 5.9 and 30 kg CO2 equivalents/kg of edible product for pork and beef respectively (SINTEF, 2009).

Farmed fish thus has the potential of becoming an important solution to providing the world with important proteins, while also limiting climate change.

"BUSINESS AS USUAL" IS NO LONGER AN OPTION



Climate change
Ocean acidification
Stratospheric ozone depletion
Nitrogen cycle (biogeochemical flow boundary)
Phosphorus cycle
Global freshwater use
Change in land use
Biodiversity loss
Atmospheric aerosol loading (not yet quantified)
Chemical pollution (not yet quantified)

Source: Rockström et al. Nature (2009). A safe operating space for humanity.
Blue indicates the line for crossing a sustainable development and red indicates areas where we as a planet have crossed our planetary boundaries.

Our efforts
We can supply a growing population with outstanding food resources without hampering our planet. Through our continued efforts to understand the impact of our operations, we work to not only reduce our environmental impact, but to create new opportunities and solutions that will make us a front runner in environmental responsibility. We believe that a healthy planet and healthy business performance are mutually reinforcing and, as such, our long-term business success depends on protecting the environment for future generations.

<u>Commitment to overall environmental responsibility:</u>
In May 2013, we announced our commitment to have all our production units certified against the Aquaculture Stewardship Council salmon standard by 2020. Of all existing standards addressing environmental issues, this is the one that imposes the strictest environmental requirements. The infographic on the following page briefly explains the core principles and areas addressed in the ASC salmon standard. We believe this commitment will be an important step forward in our work to reduce our overall environmental impact and to embed environmental responsibility into our business units. In 2013, we initiated an ASC implementation project that consisted of providing training for our business units on what the ASC is, why it is important and which changes we will need to implement in order to achieve compliance. This familiarization process was fully achieved in 2013 and two farms have already been audited and certified against the ASC salmon standard in Norway.

WHAT IS THE CARBON FOOTPRINT OF


CO2
CO2
CO2
Farmed salmon
Pork
Beef
2,9
kg CO2/kg edible part at harvest
5,9
kg CO2/kg edible part at slaughter
30
kg CO2/kg edible part at slaughter

Source: SINTEF Report 2009: Carbon footprint and energy use of Norwegian seafood products



AQUACULTURE STEWARDSHIP COUNCIL

What is the ASC salmon standard?
The Aquaculture Stewardship Council (ASC) is an independent not for profit organization. The ASC's primary role is to manage the global standards for responsible aquaculture. ASC standards are developed according to ISEAL guidelines – multi-stakeholder, transparent, incorporating science-based performance metrics.

The ASC salmon standard helps protect communities and the environment, and helps to ensure the ongoing viability of the salmon aquaculture industry by minimizing the industry's key impacts. Once a farm is compliant and certified against the standard, its ASC certified products can carry the ASC logo.

How was it developed?
WWF started the Salmon Aquaculture Dialogue early 2004 to develop the ASC salmon standard. This was an open and transparent process where over the course of eight years, thousands of stakeholders participated in round table discussions to develop the standard. The stakeholders involved produced the standard and audit guidelines, which were handed over to the ASC in June 2012.

Which areas does it cover?
Key environmental areas feed, escapes, nutrient loading and carrying capacity, benthic impacts and siting, disease and parasite transfer and chemical inputs. These areas are included in seven principles (P), each containing several requirements.

P1 Comply with all applicable national laws and local regulations
P2 Conserve natural habitat, local biodiversity and ecosystem function
P3 Protect the health and genetic integrity of wild populations
P4 Use resources in an environmentally and responsible manner
P5 Manage disease and parasites in an environmentally responsible manner
P6 Develop and operate farms in a socially responsible manner
P7: Be a good neighbor and conscientious citizen

Section 8: standards for suppliers of smolt.

FARMED RESPONSIBLY asc CERTIFIED ASC-AQUA.ORG TM

ASC - NUMBER OF REQUIREMENTS WITHIN EACH PRINCIPLE

- P1: Laws and regulations | 3
- P2: Conservation of habitat, biodiversity and ecosystems | 18
- P3: Protection of wild populations | 14
- P4: Use of resources | 19
- P5: Disease management | 22
- P6: Social responsibility | 27
- P7: Neighbor and citizen | 8
- Open smolt production | 31
- Closed smolt production | 27


3
18
14
19
22
27
8
31
27



Effective environmental management and stewardship cannot be achieved in isolation. Therefore, we are committed to working with peer-companies to address a range of immediate and longer-term environmental challenges. In 2013, an industry-led sustainability initiative was launched: the Global Salmon Initiative (GSI). We are a co-founder of this initiative, which includes producers representing approximately 70% of the global farmed salmon production. By working together on three target areas, the ASC standard, sea lice management and feed and nutrition, the industry aims at making significant progress towards fully realizing a shared goal of providing a highly sustainable source of healthy protein to feed a growing population, while minimizing our environmental footprint, and continuing to improve our social contribution.

Our commitment to environmental sustainability was recognized in 2013 by Origin Green, a unique sustainability development program developed by Bord Bia (The Irish Food Board) as an international demonstration of the commitment of Irish food and drink producers towards sustainable operations – in terms of greenhouse gas emissions, energy conservation, water management, biodiversity, community initiatives and health and nutrition. Marine Harvest Ireland became one of the first food companies in Ireland to be fully registered in the Origin Green program after our Sustainability Plan was assessed and approved by Bord Bia in 2013.

Also in Canada, we were recognized for our environmental responsibility by the Seafood for the Future (SFF) program of the Aquarium of the Pacific in Los Angeles, California. This award as a sustainable consumer choice has so far only been extended to one other farmed salmon producer.

Addressing climate change

Being proactive with regard to climate change is key to ensuring we remain a sustainable business. We acknowledge the need to reduce GHG emissions and are therefore committed to improving GHG emissions disclosure and performance. We submitted data on carbon emissions to the Carbon Disclosure Project (CDP) in 2013 (based on 2012 emission data). The Carbon Disclosure Project (CDP) is an independent not-for-profit organization that holds the largest worldwide database of corporate climate change.

In 2013, we initiated several energy-saving projects in an attempt to help us define more specific targets to reduce our energy use and GHG emission across our different business units. In Ireland, in partnership with the Coastal & Marine Research Centre (CMRC) of University College Cork (UCC) and Marine Renewable Energy Ireland (MaREI), we funded a two-year research project to determine the optimal use of marine renewable energy systems in powering offshore aquaculture operations. This study investigates the potential implementation of power and energy requirements for present and future aquaculture installations, the availability of marine renewable energy resources at typical fish farm sites and examines the applicability of using appropriately scaled energy conversion devices to improve aquaculture production.

Marine Harvest Canada completed an energy-saving project where metal halide lights were replaced with energy saving LED units. Also in 2013, we initiated a program using rental vans to transport farm staff to crew boat pick up points. This change has reduced personnel travel by more than 3,300 km per week, leading to improved overall staff safety and a reduction in greenhouse gas emissions. A decision taken in late 2013 to coordinate staff transport into the Klemtu area on scheduled passenger flights allowed us to discontinue our use of more than 100 aircraft charters, further enhancing staff safety while reducing energy use and GHG emissions.

Marine Harvest Chile initiated two energy-saving projects, one at the Río Blanco hatchery and the other at the Caicaén processing plant. For both projects, the goal was to initiate energy use measurements of equipment and machinery to define baseline levels as well as to identify main gaps in energetic efficiency.

In 2013, Marine Harvest Norway also made progress on increasing the use of renewable energy by moving from diesel to hydropower at five marine sites (two in Region South and three in Region Mid).

Marine Harvest Scotland is working with one renewable energy company to investigate the potential use of hybrid energy systems on feed barges. Monitoring equipment is currently in place at the Gorsten site and preliminary results indicate energy savings of up to 40% thanks to this innovative energy system.

2013 results

Marine Harvest achieved a top position in the Climate Disclosure Leadership Index. From 27 companies listed in the Nordic stock exchanges, we achieved a score within the top 10%. This was an important achievement that reflected our commitment to corporate climate accountability.

Each year, we work with an independent third party to review our energy use and GHG inventory according to the GHG protocol. This includes reviewing all emissions relevant to our current reporting goals, which include Scope 1 (direct energy) and Scope 2 (indirect energy) emissions. Scope 2 emissions refers to electricity consumption and district/indirect heating while Scope 1 emissions refer to the use of diesel, fuel oil, gasoline/petrol, heating oil, natural gas and propane/LPG. A Corporate Accounting and Reporting Standard (Revised Edition) was used. The chosen consolidation approach for emissions was operational control. All figures are direct consumption reported by each business unit, multiplied by an energy conversion factor and emission factor per unit consumed. No estimates have been made. All emission and conversion factors for Scope 1 emissions are from DEFRA 2012/2013, while Scope 2 emission factors are IEA stat 2012 on a 3-year rolling average (2008–10). The emission factor for electricity consumption in Norway is the Nordic average production mix 2008–2010. The GWP reference is IPCCAR4 -100 years.

The base year chosen both for energy use and GHG emissions was 2011, due to the fact that the quality of reporting from the business units reached a satisfactory level, comparable to the following years. No significant changes have triggered recalculations of base year emissions.

The table and figures below summarize our energy use and GHG in 2013 (includes data from farming operations and processing plants excluding Morpol). Total group energy consumption was 1,175 TJ (1,147 TJ in 2012 and 1,162 TJ in 2011). This corresponds to a 2% increase as compared to previous years. Electricity and heating accounted for 41% of the total energy use.

All the six greenhouse gases are taken into account and converted into CO_2 equivalents, although only CO_2, CH_4 and N_2O are relevant for the 2013 carbon accounting report. All figures listed as CO_2 in the report are metric CO_2 equivalents. Global GHG emissions amounted to 82,885 tons of CO2e which is 5% higher as compared to 2012 (79,107 tons of CO2e) and 1% higher as compared to 2011 (82,422 tons of CO2e).

In order to show the GHG intensity for production, the intensity ratio chosen is kg CO2e (scope 1+2) per ton biomass produced (seawater). All relevant GHGs are included in the calculation: CO_2, CH_4 and N_2O. For the CDP reporting, we also report on gross combined Scope 1 and 2 emissions for the reporting year in metric tons CO2e per unit currency total revenue and per full time equivalent. This has however not yet been prepared for our carbon accounting as consolidated results were not available. The intensity of our GHG emissions (ie., kg CO2e per ton produced) shows a slight decrease since 2011, although there has been an increase since 2012, which was mainly due to Scotland's increased emissions linked with an investment in a new fresh water recirculation unit. Further investments in technologies such as recirculating aquaculture systems including land based post smolt production may result in increased energy use and GHG emissions.

The business units in Scotland and Norway comprise half of the GHG emissions in the Group. There has been an overall improvement to the quality of reports from our business units. All our farming units, except Scotland, have achieved an overall emissions reduction, while Scotland has increased their emissions due to a new recirculation unit, as well as improved data collection and reporting. Most of the emissions reduction was achieved from direct fossil energy consumption, while most of the business units had an increase in electricity consumption in 2013.

DIRECT/INDIRECT ENERGY	ENERGY SOURCE	UNIT	ENERGY USE (TJ)	%
Indirect (scope 2)	Electricity	kWh	486	41.4%
Direct (scope 1)	Diesel	liter	344	29.2%
	Fuel oil	liter	192	16.3%
	Gasoline/petrol	liter	41	3.5%
	Heating oil	liter	17	1.4%
	Natural Gas	kg	41	3.5%
		m^3	2	0.2%
	Propane/LPG	kg	11	0.9%
		liter	43	3.6%

TOTAL ENERGY USE (TJ)


1400
1200
1000
800
600
400
200
–
762
711
689
400
436
486
2011
2012
2013
Direct energy use
Indirect energy use

ANNUAL EMISSIONS (TON CO2e)


90 000
80 000
70 000
60 000
50 000
40 000
30 000
20 000
10 000
–
56 595
52 321
50 714
25 827
26 786
32 171
2011
2012
2013
Direct energy use
Indirect energy use

KG CO2e/ PRODUCED TON (SEAWATER)


200
180
160
140
120
100
80
60
40
20
–
188
170
187
2011
2012
2013

Priorities going forward
From a climate change perspective it is key to understand what process contributes the most to GHG emissions. A Life Cycle Assessment (LCA) is a standardized framework that quantifies the contribution of each stage of the product life cycle to a specific suite of resources and emissions-related impacts, including GHG emissions. In salmon farming operations, feed contributes to more than 90% of our GHG emissions, as well as to energy use, biotic resource use and acidification potential. Therefore, an efficient use of feed is one of our key priorities as a strategy to reduce our carbon footprint. Analyses of our energy consumption through our entire value chain remains in focus moving forward. In 2014, we will add to our energy consumption the energy use and GHG emissions from our new feed plant and Morpol. We will also seek to set reduction targets for energy use and GHG emissions.

HOW MUCH DOES FEED CONTRIBUTE TO?


100
90
80
70
60
50
40
30
20
10
–
94.2
100
94.5
94.6
14.6
Cumulative Energy Use (MJ)
Biotic Resource Use (kg NPP)
GHG (kg CO2e)
Acidifying Emissions (kg SO2e)
Eutrophying Emissions (kg PO4e)
Feed
Smolts
Farm Energy
Nitrogen/ Phosphorus Emissions

Source: Pelletier et al. (2009). Not all salmon are created equal: Life Cycle Assessment of (LCA) of global salmon farming systems. Marine Harvest contributed with data to this study.
Feed includes production, processing and transport of all feed inputs.



ESCAPE PREVENTION

The challenge
The unintentional loss of stocked fish into the sea entails both ecological and economic consequences. The economic cost of losing fish is obvious and can be significant when large number of fish escape. The ecological consequences of escaped fish have been debated in several scientific studies. However, employing the precautionary principle, we assume that escaped fish can potentially threaten the genetic integrity and health of wild stocks and therefore should be prevented.

Our efforts
We work towards zero escapes. We have a wide-ranging effort in all our business units, focusing on escape prevention plans and employee training.

Understanding why fish escape
We have made good progress in understanding the causes of escape incidents. A detailed analysis of the escape incidents in all our business units was initiated in 2012 and continued in 2013. The purpose of this analysis was to map out the main causes of escape incidents and number of fish escaped. From the three main categories identified as causes for escape events, i.e., structural-, environmental- and operational-related failures, environmental-related failures resulting from extreme weather conditions are the main cause for the number of fish escaped, both in 2013 and in previous years. Causes for escape incidents in 2013 have been identified as 50% due to structural- , 30% operational- and 20% environmental-related failures. Although operational- and structural-related failures can be responsible for a large number of the escape incidents, the highest number of fish escaped was due to environmental-related failures. Such observations are crucial learning points as they highlight the need to continue improving our management routines and to engage in developing new solutions that are more resilient to weather conditions.

In 2011, Marine Harvest Canada conducted their own comprehensive analysis of the root causes for two recent major escape incidents. The more than 20 recommendations from this analysis have led to adopting the more stringent Norwegian mooring standard, a variety of operational changes in terms of rapid replacement of outdated equipment and the elimination of high-risk net handling procedures. The outcome has been a significant reduction in the number and severity of equipment failures. Engineering and anchor design changes, as well as the replacement of outdated nets, are continuing to be implemented in 2014, as farm systems are refurbished before smolts are received.

Marine Harvest Scotland has put together an in-house containment training program for sea farms, which is now being rolled out to our freshwater sites. Training focused on ensuring that all farm staff understood what was happening underneath the pens, how the nets are weighted, how the pens are moored and what to look out for in terms of wear and tear. In addition, we are working with the Scottish Government and other stakeholders to develop

1. A formal containment training module that would allow farm staff to gain a certification in containment, and
2. Scottish Technical Standard (STS) to prevent fish farm escapes. STS will set standards for design, construction, materials, manufacture, installation, maintenance and size of equipment.

Increasing the robustness of production units
In 2013, we followed up a project initiated in 2011 by the Norwegian Technology Research Institute (Marintech) that focused on modelling extreme weather conditions and how these affect the structural components of the pens. In collaboration with other farming companies and equipment suppliers, we undertook two tests using scale models and one test in full-scale conditions at our Håøya site. The results revealed that new net designs such as cone-shaped nets seem to be better solutions for minimizing structural failures (net wear) in exposed locations.

We have also participated in the knowledge-building project for the industry – SustainFarmEx (Towards Sustainable Fish Farming at Exposed Marine Sites). The goal of this project was to gain knowledge that will enable safe, reliable, and profitable fish farming production for demanding operations at exposed sites. We participated in this project along with nine other industry partners and five research institutes.

In 2013, Marine Harvest Canada initiated a project to improve the design, construction and materials of our primary nets and compare the performance of different nets in resisting attacks by seals and sea lions (Quatsino Net Trial). Net damage from these large predatory mammals was a major cause of fish escape that has been almost eliminated through the replacement of older single nylon nets with nets of new design and new materials. Coupled with the addition of anti-predator nets, the changes brought about by improvements to anchoring and net design have resulted in no escape events in 2013 in Canada.

Tracing escaped fish
Reaching zero escapes is a key priority for us, however when escape incidents occur it is important to be able to trace the origin of the fish. Tracing based on naturally occurring trace elements in fish scales has been identified as a welfare-friendly method by the Norwegian Veterinary Institute. Differences in the mineral composition of freshwater water can be detected through the mineral footprint in scales and allows us to differentiate between fish from different hatcheries. In 2013, Marine Harvest Norway joined a project to evaluate the benefits and feasbility of the mineral footprint in scales as a method for tracing escaped fish.

ESCAPE CAUSES - NUMBER OF INCIDENTS (%)


20
50
30
2013
0
33
67
2012
14
29
57
2011

Structural-related failure
- Failure of moorings, pens
- Net failure
- Tank failure

Operational-related failure
- Propeller damage
- Undersized smolt
- Net erosion
- Net mounting, repair or replacement
- Net cleaning
- Grading
- Reception or delivery of fish
- Pumping
- Sampling
- Other

Environmental-related failure
- Predators
- Extreme weather
- Other

2013 results

The number of escape incidents and fish escaped has increased as compared to the previous year, remaining similar to values reported in 2011. One incident in Norway related to extreme environmental conditions contributed the most to this increase adding 60,528 escaped fish.

As compared to 2010, the figures for 2013 remained considerably lower, reflecting our long-term ambition to reduce escape events. There were no reports of escaped fish in Ireland and Canada.

NUMBER OF ESCAPE INCIDENTS AND FISH ESCAPED

	2013		2012		2011	
BUSINESS UNIT	**NUMBER OF ESCAPE INCIDENTS**	**NUMBER OF ESCAPED FISH**	**NUMBER OF ESCAPE INCIDENTS**	**NUMBER OF ESCAPED FISH**	**NUMBER OF ESCAPE INCIDENTS**	**NUMBER OF ESCAPED FISH**
Norway	3	60 534	2	2	6	71 514
Scotland	2	210	–	–	–	–
Canada	–	–	1	7	1	1
Chile	4	10 000	1	400	–	–
Ireland	–	–	–	–	–	–
Faroe Islands	1	3 000	2	2 741	–	–
Total	**10**	**73 744**	**6**	**3 150**	**7**	**71 515**

Priorities going forward
We will maintain a zero tolerance policy for escaped fish. As we move forward, we will be in a better position to evaluate and implement solutions originating from new net designs, which provide increased robustness in unfavorable weather conditions. We will strengthen our focus on minimizing operational- and structural-related failures by improving our escape prevention plans and implementing new net designs.

Although reaching zero escapes is a challenge, it is also an opportunity to inspire solutions through collaboration with our peer companies and research institutes.

Our commitment to be ASC certified will call for further improvements to escape prevention plans in some of our units, which will include net strength testing, net traceability, system robustness, predator management, record keeping and reporting of risk events.



FISH HEALTH AND WELFARE

The challenge
Reduced fish survival represents a financial cost to us and a threat to the welfare of our fish.

Our efforts
Our goal is to rear healthy fish and maximize the welfare of our stocks. Our approach to good health management is to tend to our fish under conditions that satisfy their biological needs for food, clean water, space and habitat. We focus on optimizing fish health and survival through the application of good management practices and high standards of biosecurity, all under the supervision of our fish health professionals.

We ensure that our fish obtain the necessary nutrients for good health and we continuously monitor water quality throughout production. We stock our fish at densities that balance welfare, reduce the risk of health challenges and enhance stock performance. Coordinated fallowing and synchronized production are integral components of our farming practices, which reduce biological risk within operational areas.

We vaccinate 100% of our fish to reduce the risk of disease. Biosecurity programs and veterinary health plans are an integral part of our daily operations and all our sites are monitored continuously by fish health professionals. Any fish losses are recorded and categorized through our global system, which allows us to identify causes of reduced survival.

HEALTH MANAGEMENT IN MARINE HARVEST







1 FISH	2 SITE	3 AREA
✔ Optimal nutrition ✔ Good fish welfare ✔ Diagnostics and surveillance ✔ Stress avoidance ✔ Minimum handling ✔ Vaccination ✔ Good smolt quality ✔ Safe transport ✔ Wellboat biosecurity	✔ Water quality management ✔ Biosecurity ✔ Dedicated and professional staff ✔ Disease prevention ✔ Biosecurity and veterinary health plans ✔ Contingency plans ✔ Record keeping ✔ Optimal stocking densities and final stocking densities	✔ Risk management ✔ Fallowing ✔ Synchronised production ✔ Regulations ✔ Zone management and firebreaks

2013 results
The average monthly survival (in terms of percentage biomass) during the seawater phase remained high for the Group in 2013. With the exception of Ireland, average monthly survival rates were above 99% in all our operations, as in previous years. An increase in survival was observed in Norway, the Faroe Islands and Canada, while a slight decrease was observed in Chile. Losses in Ireland were associated with jellyfish, low oxygen and Pancreas Disease, which were all a consequence of exceptionally high water temperatures during the summer.

Best practices, operational management and strategic measures identified from a major biosecurity project in Marine Harvest Norway in 2012 (Biosecurity and Generation Survival Excellence, BGSE) began to be implemented in 2013 and contributed to the improvement.

The priority areas we identified were smolt quality, final stocking density, regions and zones, enclosed transport and containment at harvest, and reduced handling during sea lice treatments.

Of the total loss (fish numbers), infectious and non-infectious losses accounted for 35% and 65% of the total, respectively. The main causes of reduced survival for each category (infectious and non-infectious) in the Group, in terms of fish numbers and biomass, are provided below.

Some of the main non-infectious losses are to some extent related to infectious conditions (e.g., treatments, wounds and poor performers). Improving the general health status of our stocks will therefore reduce non-infectious losses.

CAUSES OF REDUCED SURVIVAL

	INFECTIOUS		NON-INFECTIOUS	
	FISH NUMBERS	BIOMASS	FISH NUMBERS	BIOMASS
1	PD	PD	Wounds	Treatments
2	HSMI	HSMI	Poor performers	Poor performers
3	IPN	CMS	Jellyfish	Jellyfish
4	CMS	Gill infections	Treatments	Wounds

Further development of measures to prevent and manage Amoebic Gill Disease (AGD) resulted in a marked reduction in losses associated with this condition in Ireland and Scotland. These measures were implemented in Norway, mitigating the potential impact of AGD in in the fall of 2013. Several projects provided new knowledge on AGD, which was used to further improve our management approaches. In 2013 AGD was not a top four cause of losses while it in 2012 was the number one cause both for fish numbers and biomass lost.

Losses to Pancreas Disease (PD) in Marine Harvest Norway and Ireland bucked the trend of recent years and increased again in 2013. Investigations to identify and alleviate causes for this have been initiated. Our operations in Scotland again experienced almost zero loss to PD in 2013.

Of other infectious conditions, Heart and Skeletal Muscle Inflammation (HSMI) and Cardiomyopathy Syndrome (CMS) were also causes of reduced survival in 2013. These diseases have been present in the Norwegian industry since 1999, but in contrast to other viral diseases, they are not controlled by vaccination but through reduced handling of fish and other stress reducing initiatives.

With regard to Infectious Salmon Anemia (ISA), we continued to apply our strict monitoring and risk management approaches. Just as in previous years, there were no outbreaks of ISA registered in the Group in 2013.

Priorities going forward
Our primary ambitions for 2014 are to maintain the current level and attention to the health and welfare of our stocks and further improve survival in our operations.

Several major projects are expected to contribute toward improved biosecurity, survival and fish health management. In particular, improvements from the continued implementation of strategic measures identified through the BGSE project are expected to materialize in 2014.

With regard to AGD and other infectious agents, we will continue to focus on prevention and mitigation in our operations. We intend to expand our R&D portfolio and support industry initiatives to develop more knowledge and tools to further improve fish health.

We play an active role in the Biosecurity Taskforce of the Global Salmon Initiative. The current focus of this group is on sea lice, but future activities are expected to be directed toward fish health management and improving survival through the development of best practices and strategic measures.

SEA LICE MANAGEMENT

The challenge
Sea lice management is important from both a welfare and cost perspective and to ensure that sea lice on farms do not have a negative impact on wild salmonid stocks and other wild species.

Our efforts
We focus on continuous improvement in sea lice management, maintaining sites below statutory limits and ensuring the lowest possible number of adult female lice per fish, especially during the period when wild salmon smolts migrate from rivers. Our goals are to safeguard against potentially negative interactions with wild salmonids and to control sea lice mainly by non-medicinal methods.

While we continue to manage sea lice effectively, we also accept that integrated and novel approaches have to be developed. We have increased our utilization of cleaner fish (wrasse and lumpsucker), adapted certain management practices to reduce sea lice loads (including fallowing routines, stocking density management, clean nets) and continued an intensive process of sharing best practices for lice management between our operations. In addition, we have tested several very promising non-medicinal tools, which we expect to roll out in commercial testing in 2014.

In addition to working diligently at the operational level, we have again increased our investment in sea lice R&D. Our extensive project portfolio is aimed at understanding sea lice epidemiology and developing non-medicinal tools, and we are involved in several large industry initiatives. We remain at the forefront of cleaner fish development (Chile, Ireland and The Faroe Islands) and commercial production (Norway and Scotland). Other projects target innovative physical and biological methods to prevent infection and, in 2013, some projects yielded results which indicate that such methods can be commercialized. We are also a co-founder of the Sea Lice Research Centre (SFI) where we remain an active partner and member of the Board.

We respect precautionary statutory limits (trigger limits) for the maximum number of lice per fish set by respective authorities. These limits vary, based on the type of lice, time of year and jurisdiction. We focus on maintaining sea lice levels below these limits, however we can at times exceed them, for example during periods of elevated water temperatures, when lice levels can change rapidly. If sea lice levels approach these limits, fish are treated with licensed medicines.

2013 results
The percentage of sites that exceeded national trigger limits at month-end (average monthly basis) was significantly reduced in all our business units in 2013.

The average monthly percentage of sites above statutory limits per business unit per year is shown below (* limits in Chile changed in 2013).

Priorities going forward
Maintaining low levels of sea lice in our operations will remain our top priority. We will continue to share best practices (internally and externally) and develop new tools to further optimize sea lice management. Our strong R&D platform is expected to deliver new solutions that will expand our application of biological and non-medicinal tools. In addition, the ASC salmon standard sets limits to the maximum on-farm lice levels during sensitive periods for wild fish, as well as to the number of medicinal treatments.

% OF SITES ABOVE NATIONAL SEA LICE TRIGGER LEVELS



50
40
30
20
10
0
Norway 8 8 3
Scotland 12 15 10
Canada 2 6 0
Chile* 14 24 8
Ireland 13 20 9
Faroes 16 8 6
Group 12 12 6
2011
2012
2013

MEDICINE USE

The challenge
Medicines included in medicated feed may accumulate in sediments. Medicinal treatment represents a cost to the industry.

Our efforts
We focus on optimizing fish survival and preventing disease. If fish get infected and require medicinal treatment, they are treated with approved medicines only. We use antibiotic medicines when fish health and welfare is at risk from bacterial infection. Sea lice medicines are additional tools for managing lice, maintaining fish health and ensuring sea lice from farms do not impact wild salmonid stocks. We use only licensed medicines, prescribed and supervised by authorized fish health professionals.

2013 Results
Lice control
Annual fluctuations in medicine use reflect our strategy of product rotation and the application of medicines that target specific infection patterns and stages of sea lice.

Compared to 2012, we reduced the use of topical medicines (mainly Betamax and Salmosan) and increased oral medicine use (mainly Slice and Releeze). The latter is related to product rotation and a shift to specific (less potent) medicines, which was most evident in Chile where 65% of the total oral medicine was used. Hydrogen peroxide has become the preferred treatment option in several business units and we again increased our use in 2013.[1]

LICE MEDICINE USE 2009-2013. ACTIVE SUBSTANCE (GRAM) PER TON BIOMASS PRODUCED

	ORAL (g/t)	TOPICAL (g/t)	PEROXIDE (l/t)[1]
2009	41	14	08
2010	11	21	51
2011	35	20	28
2012	08	48	108
2013	41	28	17

1) Some hydrogen peroxide was also used for the control of AGD

Bacterial challenges
The use of antibiotic medicines against bacterial infections bucked the trend of recent years and increased in the Group from 12 g of active substance per ton produced in 2012 to 26 g of active substance per ton produced in 2013. While a reduction was achieved in Scotland, this was offset by an increase in Chile. The latter being a consequence of increasing infection pressure from Piscirickettsia salmonis (the agent responsible for SRS) in the industry as a whole, which to some extent counteracted the measures and tools implemented in 2012. On-going challenges with mouth rot (Tenacibaculum sp.) in Canada saw antibiotic medicine use return to historical levels but still remain low. Despite the elevation in antibiotic medicine use, the number of fish treated declined markedly in 2013 to only 0.4% in freshwater and 2.3% in seawater (2% and 7% respectively in 2012).

ANTIBIOTICS USE 2009-2013. ACTIVE SUBSTANCE (GRAM) PER TON BIOMASS PRODUCED


2011
2012
2013
600
550
500
450
400
350
300
250
200
150
100
50
0
Norway
Scotland
Canada
Chile
Ireland
Faroes
Group

Priorities going forward

Limiting the application of antibiotic medicines in our operations will continue to be an important priority for us. This priority is in alignment with the ASC salmon standard, as it limits the number of antibiotic treatments over the production cycle. Implementation of new solutions for sea lice control and the expansion of biological and non-medicinal control tools are expected to contribute to reductions in the use of oral and topical medicines for sea lice control.



BIODIVERSITY

The challenge
The present rate of extinction of species is estimated to be 100 to 1,000 times higher than what could be considered natural. In fact, the present rate of biodiversity loss is considered to be one of the ecological processes where the boundary for a healthy planet has been crossed. There are several aspects of our operations that can potentially impact biodiversity, such as lice loads, medicine treatments, escapes and nutrient release.

Our efforts
Some of our sites are located close to critical, highly sensitive environmental areas, special areas of conservation (SAC) and/or special protected areas (SPA). In Norway, we produce in one site that is located on the border of a protected area, where the ocean and islands are protected due to birdlife. In Scotland, we operate in seven sites located in special areas of conservation (SAC) and one in a proposed SAC. In these areas, the presence of reef habitats, which could be influenced by the organic deposition from our farms, is the main concern. Strategies to mitigate potential impacts include a detailed pre-stocking consultation process and survey work to ensure that the predicted impact from the farm does not extend into the areas of protected habitat. In addition, Marine Harvest Scotland has a number of sites in proposed Marine Protected Areas and we are closely involved in the consultation process that is ongoing with regard to the development of these areas. In Canada, ten marine sites border the Broughton Archipelago Provincial Marine Park on Vancouver Island, which is home to several species of marine mammals (including orcas, harbor seals, harbor porpoises and sea lions) as well as several species of salmon. In addition, river otters, mink, coastal deer, black bears, bald eagles and other seabirds are common within the park's boundaries. We make a special effort to ensure that the species in the area are conserved. Marine Harvest Ireland has a number of marine sites located in, or adjacent to special areas of conservation (SAC) or special protected areas (SPA) as defined under Natura 2000. Efforts will continue to ensure that our production does not negatively affect these areas.

We have a dialogue with stakeholders including NGOs, local communities, research groups and regulators on relevant biodiversity issues. In December 2011, Marine Harvest and WWF Norway signed a three-year partnership aimed at substantially improving corporate stewardship of the environment. During 2013, we strengthened our partnership with WWF by initiating a series of roundtable discussions aimed at promoting sustainable practices in our operations, defining key performance indicators to reduce the environmental impact of our operations and supporting the implementation of the ASC salmon standard.

Biodiversity is also a key area in the ASC salmon standard (addressed in Principles 2, 3 and 7 – see ASC infographics). In 2013, we initiated an ASC implementation plan that included a familiarization process in all our business units. Biodiversity was one of the key areas addressed in this process and in particular the following topics were discussed with our production managers and environmental and QA coordinators: benthic health, water quality in and near the site of operation, nutrient release, biodiversity impact assessment, and interaction with wildlife – including predators, escapes and medicine use.

2013 results
In 2013, we were involved in nine biodiversity projects (see overview in the figure on the next page).

In Ireland, we co-financed a study (52% of total costs) on the presence of the freshwater pearl mussel (FPM) *Margaritifera margaritifera* in the catchment area of the Tullaghobegley River, Co. Donegal. The catchment survey was devised in collaboration with Donegal County Council, National Parks and Wildlife service of Ireland and the Environmental Protection Agency in Ireland. The study aimed at addressing the deficit of information on whole river catchment pressures and risks, and to determine the current status of FPM in the Tullaghobegley River in terms of distribution, numbers and habitat condition. This project provided essential baseline information for determining necessary River Basin Management measures, particularly in the context of a non-SAC FPM population.

In Norway (Region West), we continued to collaborate with the Norwegian Institute for Nature Research (NINA) in a project focused on monitoring sea lice levels in the wild salmonids of the Romsdalen fjord. The results of this project highlighted the need to further understand the combined effects of currents in the fjords and sea lice levels in fish farms on the sea lice levels in wild stocks.

In 2013, Marine Harvest Norway (Region Mid) participated in an environmental monitoring project at Nordmøre initiated in 2009 in collaboration with the Norwegian University of Science and Technology (NTNU), SINTEF, the Norwegian Seafood Federation (FHL) and other farming companies in the region. Main aspects covered in this project were the accumulation of organic material on the seabed, nutrient release and the effect of farming on sea lice levels on migrating salmon smolts and sea trout.

The Broughton Area Management Project (BAMP), which Marine Harvest Canada initiated in 2010, in collaboration with local NGOs and Simon Fraser University, continued in 2013. The program includes monitoring of sea lice levels on both wild and farmed salmon as well as ocean circulation modelling data. The results of this program have allowed an improvement of management of sea lice at the farms, which has contributed to a reduction of the negative impacts on wild smolts. In 2013, Marine Harvest Canada extended wild salmon smolt monitoring to other operating areas, notably Klemtu and Port Hardy. Smolt sampling has been conducted by First Nations fisheries staff and is correlated with farm sea lice data. A summary analysis is provided by third-party professionals and assists our collaboration with local stakeholders and helps to guide our sea lice management at farms in these areas. These sampling programs are an ongoing commitment based on protocol agreements between Marine Harvest Canada and the First Nations in whose territories we operate.

In addition to monitoring sea lice levels in wild stocks, we were also involved in a collaborative project with SINTEF, the Institute of Marine Research and the Norwegian University of Science and Technology to monitor the nitrogen and phosphorus release from two sites in Region West. The goals of the EXPLOIT project – Exploit nutrients originating from fish farming, e.g. in Multi-trophic Aquaculture (IMTA) – were: 1) to study the release and fate of inorganic and organic nutrients from salmon farms, and 2) to investigate the possibility of removing these nutrients by extractive and filtering aquaculture.

The project, to be completed in 2014, is expected to deliver fundamental knowledge regarding IMTA productivity and design under Norwegian coastal conditions, as well as consider socio-economic aspects of such an integrated approach.

In 2013, Marine Harvest Norway (Region South) continued its involvement in the wild salmon enhancement and cultivation program in the Vosso River. Furthermore, in the Etne River, we are participating in a 3-year project to test a salmon trap that gives us the possibility to monitor all migrating salmon, sea trout and farmed fish migrating up the river. In Hordaland and Rogaland, we are also participating in two environmental monitoring projects (focusing on nutrient release, benthic fauna and macroalgae).

Marine Harvest Scotland is also involved in two salmon restocking programs. The River Lochy project aims at producing Lochy smolts for release into the river. Currently we are seeing a 2% return of salmon from these native smolts. At River Garry, we are also collaborating on a project with the Ness District Salmon Fishery Board and Scottish Southern Electric, with the aim of improving the return of Garry salmon.

BIODIVERSITY INITIATIVE PROJECTS


Scotland
Two salmon restocking programmes rivers Lochy and Garry
Norway - Region West
Monitoring sealice levels in wild sea trout in Romsdalen fjord and exploit nutrients originating from fish farming, for instance in multi-trophic aquaculture
Norway - Region Mid
Environmental monitoring project at Nordmøre (sea lice, nutrient release, sea bed)
Canada
Monitoring of sea lice levels in wild stocks - Broughton Area Management Project (BAMP) and sites at Klemtu and Port Hardy in collaboration with First Nations
Ireland
Monitoring of freshwater pearl mussel (FPM) Margaritifera, margaritifera in the catchment area of the Tullaghobegley River, Co. Donegal
Norway - Region South
Wild salmon enhancement and cultivation programme in river Vosso, salmon trap project in river Etne and environmental monitoring in Hordaland and Rogaland

Priorities going forward

Our ambition is to operate our business without lasting negative influence on biodiversity. Preserving natural capita is the only way forward to sustaining the growth of our industry. To that end, we continue to support initiatives focused on protecting sensitive species and/or habitats. Our continuous partnership with WWF will help us to identify emerging issues in the future and our commitment to ASC will help us shape our responses and improve our environmental performance.

Our efforts to minimize biodiversity loss also extend to our approach to medicine use and sourcing of feed ingredients (for more information, please read the respective sections).

SUSTAINABLE FEED

The challenge
Feed is a key element in our sustainability strategy. It represents a significant part of our operational costs and, in addition to being decisive for optimal fish health and performance, it also impacts our environmental footprint. Therefore, using feed that is formulated with sustainable raw materials is important.

Our efforts
Marine Harvest is not involved in the administration of wild stocks. However, we do take concrete positions for improved management of wild fisheries to avoid depletion of stocks and have worked hard for many years to reduce our dependency on marine raw materials.

The feed conversion ratio (FCR) in salmon production is a general measure of how efficient all feed raw materials are utilized. We record, report and pay special attention to FCR. What FCR we end up with in our production is a function of energy density of the diets, growth rate of the salmon, feeding control and health and welfare of the fish as the most important factors. Most of our R&D activities are targeting improvements in one or more of these factors and we work to reduce the amount of feed we need to produce a certain amount of salmon as we learn more.

We work with our feed suppliers to ensure and document that fishmeal and fish oil included in feed sold to Marine Harvest is certified according to the International Fishmeal and Fish Oil Organization's Global Standard for Responsible Supply (IFFO RS). This is done either by direct physical sourcing and inclusion in Marine Harvest diets or by applying the mass balance principle in allocating required volumes for all Marine Harvest diets.

As the amount of vegetable ingredients in fish feed is increasing it is essential to support initiatives that promote good agricultural practices that do not lead to deforestation. We expect our suppliers to have a policy in place addressing sustainability for non-marine feed ingredients such as the Round Table for Responsible Soy (RTRS).

Since 2003, we have run a number of large-scale trials at the Centre for Aquaculture Competence (CAC) to test and document feeds with lower levels of marine ingredients as compared to the current industry standard. CAC is a commercial scale R&D site in Norway, co-owned by AKVAGroup, Skretting and Marine Harvest and run by Marine Harvest Norway.

All trials at CAC since 2003 have aimed to reduce the use of marine raw materials, without compromising fish performance and quality, as well as fish health and welfare. This systematic, large-scale testing has given us valuable documentation, contributing significantly to our commercial diets being historically low in marine raw materials. As a consequence, consumers have never before been offered so many nutritious and valuable seafood meals out of the available forage fish resource.

2013 results
The table below shows the various test diets at CAC from 2003 until 2012, and how we have been able to replace marine raw materials (fish meal and fish oil), with high-quality vegetable sources. Preliminary results from 2013 (trial will end in 2014) data indicate that the low fish oil diet has produced the same fish performance, quality, fish health/ welfare as the control diet.

CENTRE FOR AQUACULTURE COMPETENCE TRIALS	FISHMEAL CONTENT (%)	FISH OIL CONTENT (% OF ADDED OIL)	VEGETABLE OIL CONTENT (% OF ADDED OIL)
2003 Generation reference diet	>30	100	0
2003 Generation test diet	>30	40	60
2007 Generation test diet	20	36	64
2009 Generation test diet	15	32	68
2010 Generation test diet	10	35	65
2012 Generation test diet	10	22	78

The graph on the following page shows actual figures for fishmeal inclusion (excluding fishmeal from trimmings) in Marine Harvest Group since 2009 and how this generally has been reduced in the commercial diets. Data from 2013 show that, on average, there has been a 13% reduction of fishmeal inclusion in diets since 2009. This reduction has been particularly relevant in Norway (23% annual reduction compared to 2009 baseline levels).

FISH MEAL INCLUSION IN MAIN DIETS (% OF DIET EXLUDING FISHMEAL FROM TRIMMINGS)


40
35
30
25
20
15
10
5
0
34
17
15
13
11
25
21
20
19
17
20
16
14
9
9
20
20
18
14
12
15
3
10
11
2
30
32
28
22
14
Norway ▲ -23%
Scotland ▲ -8%
Canada ▲ -11%
Chile ▲ -8%
Ireland ▲ -13%
Faroes ▲ -16%
2009
2010
2011
2012
2013

Another way to show the dependency on wild fisheries for feed ingredients is to calculate the Forage Fish Dependency Ratio (FFDR) for fishmeal (FFDRm) and fish oil (FFDRo). The ASC has set limits for both FFDRm (<1.35) and FFDRo (2.95) in the salmon standard. Marine Harvest's FFDR for meal and oil in 2013 are shown below per quarter (Q) and year to date (YTD) and show that we are far below the limits set by ASC in all our business units.

FORAGE FISH DEPENDENCY RATIO - FISH MEAL (FFDRm)


160
140
120
100
080
060
040
020
000
052
078
081
048
054
007
055
Norway
Scotland
Scotland Label Rouge
Canada
Chile
Ireland Organic
Group
Q1
Q2
Q3
Q4
YTD

FORAGE FISH DEPENDENCY RATIO - FISH OIL (FFDRo)


400
350
300
250
200
150
100
050
000
200
241
135
176
134
000
192
Norway
Scotland
Scotland Label Rouge
Canada
Chile
Ireland Organic
Group
Q1
Q2
Q3
Q4
YTD

FFDRm and FFDRo for Scotland is reported for standard feed and label rouge (LR). Ireland Organic means organic feed used in Ireland. Data from the Faroe Islands are not included in the FFDR, FIFO and Marine Index calculations as reporting on these KPIs will start in 2014.

In addition to FFDRm and FFDRo, the Marine Index and Fish in Fish out ratio (FIFO) reflect our reduced use of marine raw materials (see table below).

MARINE INDEX AND FISH IN FISH OUT RATIO	NORWAY	SCOTLAND	SCOTLAND LABEL ROUGE	CANADA	CHILE	IRELAND ORGANIC	GROUP
Marine Index	191	273	233	192	182	09	199
FIFO	08	11	09	08	08	01	08

The reduction in the use of marine ingredients has an impact on the omega-3 levels of our salmon. Nevertheless, our salmon remains rich in omega-3 fatty acids (EPA+DHA), vitamins B12, E and D, and the minerals selenium and iodine. Results from our nutritional monitoring program show that our salmon is an important source of long chain marine heart-protecting omega-3 fatty acids (EPA and DHA), as well as being rich in proteins, minerals and vitamins. Our testing of long-chain unsaturated fatty acids show that our salmon is a rich source of omega-3 of ≥ 10 g (EPA+DHA/100 g meat), and one to two salmon portions a week will cover your weekly recommended intake for the long-chain marine omega-3 fatty acids.

EPA+DHA CONTENT GRAM/100GRAM


Mackerel 35
Herring 22
MH farmed salmon 17
Wild Atlantic salmon 16
Atlantic halibut 13
Wild pacific salmon (Sockeye) 1
Wild pacific salmon (Coho) 07
Atlantic halibut (wild) 06
Shrimp (Pandalus borealis) 04
Cod (Atlantic, wild) 03
Crab (Cancer parangus, brown meat) 02
Egg yolk 01
EPA+DHA enriched youghurt (TINE) 01
Chicken, Beef, Lamb, Cheese 0
0
05
1
15
2
25
3
35
4

Priorities going forward

We will continue to support the International Fishmeal and Fish Oil Organization – IFFO standard for responsibly sourced fishmeal and fish oil (IFFO RS) ensuring that limited marine resources are managed responsibly. The same raw material policy will be applied for our Feed division starting production in Norway in 2014.

We will continue to support efforts to increase purchases of sustainably sourced non-marine raw materials, e.g., soymeal certified under the Roundtable for Responsible Soy (RTRS) or equivalent, and we will increase our purchasing of feeds based on such ingredients. This certification scheme will ensure that soy used in fish feed contributes to stopping the deforestation of areas with high conservation value, to promoting best management practices, to ensuring fair working conditions, and to respecting land tenure claims. In the future, when we expand the portfolio of non-marine raw materials used in our feed, we will continue to support the inclusion of ingredients that originate from verified sustainable sources. In addition, we will continue to participate in the ongoing roundtable discussions for the development of an ASC feed standard.

Our position is to be dynamic and remain environmentally responsible with regard to the use of any feed raw material. We are involved in many research processes to seek new knowledge so we can become even more independent of marine raw materials, and improving the utilization of these limited resources remains a top priority.

We believe that by-products, both from fisheries and livestock food manufacturing processes, are valuable resources that may play an important role in the future for the sustainable growth of our industry. We will continue to encourage the use of by-products from fisheries. EU legislation now allows the use of by-products from land animals. We will continue to follow our customer's views on the use of these alternative raw materials.

Moving forward we will work towards securing a sustainable sourcing of feed ingredients, while at the same time ensuring that our salmon remain a rich source of omega-3 fatty acids.

THE TABLE BELOW SUMMARIZES OUR LONG TERM AMBITIONS IN THE PLANET AREA

MATERIAL ASPECT	LONG-TERM AMBITION
Environmental responsibility	To be 100% ASC certified by 2020
Escapes	Zero escapes
Fish health and welfare	Survival rate > 95% from smolt to harvest
Sea lice management	Control of sea lice based on integrated tools
Medicine use	Reduce antibiotic medicine and sea lice medicine use through development of non-medicinal solutions
Sustainable sourcing of feed ingredients	To source sustainably 100% of vegetable and marine feed ingredients


TASTY AND HEALTHY SEAFOOD
PROVIDING CUSTOMER VALUE
PRODUCT

PRODUCT – TASTY AND HEALTHY SEAFOOD PROVIDING CUSTOMER VALUE

Marine Harvest will not compromise on the ability to continually deliver assuredly healthy, tasty and responsibly produced seafood to the Group's customers. Through this, long-term financial solidity will be delivered.

2013 HIGHLIGHTS / PRODUCT



Decision to clean all fish oil used in feed for Marine Harvest salmon
Morpol acquisition approved. Morpol's strength and knowhow will increase product innovation
Environmental pollutants and medicine residue significantly below strictest global limits
No food safety recalls. Eight reported food safety incidents, a reduction from 26 in 2012.
Launched 'Supreme Salmon' – a flagship restaurant, store and retail brand
Marine Harvest Ireland won the Irish Quality Food Awards 2013 in the Fresh Fish Category
Reorganized sales departments to bring us closer to our customers

We offer an extensive selection of seafood and an increasing volume of our salmon production is being converted into consumer value-added products. In addition to whole fish, we offer ready-to-eat dishes, portion sizes, filets and smoked salmon products. With the acquisition of Morpol, we have extended our product range of smoked and marinated salmon products.

Market dynamics in our favor
Our ambition is to become the leading producer of healthy and sustainably produced food from the ocean, and we aim to achieve this ambition through, among others, our focus on innovation, category management and optimization of the supply chain.

We operate in a market with strict requirements and high expectations, both from our customers and from consumers. Consumers are "living to eat" rather than "eating to live". In addition, the requirements and expectations are constantly changing and keeping abreast of emerging trends is vital for success. Current global mega trends, such as healthier eating, indulgence and convenience all favor salmon because of its position as a healthy and versatile main meal. To remain in the forefront, we have to continue developing and offering products desired and preferred by the consumer.

Working closer with our customers
We want to work as close as possible with our customers in order to take advantage of business opportunities in the market. We understand that customers in different sales channels such as retail, processing and food service all have distinct needs and demands and we want to make sure that our sales departments are organized in the best way possible to meet the different needs. For this reason, we have reorganized our sales departments in most markets over the last year. This is to ensure that all sales departments are specialized and dedicated towards the different sales channels. This brings us closer to the customer and gives us a better approach, something which in turn offers effectiveness and efficiency. Our ambition is to build an optimal connection with our customers and to secure a smooth flow of goods through the value chain.






Supreme Salmon
美威

Photo: From the opening of our Supreme Salmon flagship restaurant in Taipei, Taiwan.

PRODUCT INNOVATION

The opportunity

In a time of increasing choices for the consumers, food supplying companies must be market oriented to stay competitive. Focusing on the consumers will not only help us in creating desired value-added products with higher margins, but it is also expected to contribute to an increased demand for salmon. Innovative products that meet consumers' needs will help salmon become even more competitive in comparison with other proteins.

In addition, due to the trend towards healthier eating, we see that salmon products are becoming more important products for our customers' both in retail and food service. This is an opportunity to build stronger relationship with our customers.

Our effort

Developing a thorough understanding of consumer needs will allow us to develop products that meet consumer expectations

In 2013 the acquisition of Morpol was approved, which represented a milestone in our ambition to become a leading producer of healthy sustainable food from the ocean. As a world leading integrated processor of salmon, Morpol has innovative products, strength and know-how to complement our current organization. We expect this to contribute to Marine Harvest becoming an even more innovative company in the future.

By providing superior value to consumers, there is a greater likelihood of purchases and repeat purchases, which in turn will lead to an increase in sales, market share, and profitability.

In order to cater to our customers' increased attention to salmon products, we work to continuously strengthen our customer relationships and we strive to achieve category leadership with all our retail customers.

2013 results

During 2013, we launched a broad selection of new products to meet our customers' needs. With the Morpol acquisition, we have significantly strengthened our portfolio of products. The Morpol product range has potential in different markets around the world and, going forward, we will seek to exploit this potential in the different markets where we are present.

In addition to continuing valuable cooperation with retail chains, and supplying them with private label products, 2013 saw an increased focus on our own brands. Some examples of our new launches include:

- Supreme Salmon – Flagship restaurant, store and retail brand.
- Re-launch of Sterling in the USA, business to business (B2B) market.

Supreme Salmon was launched in Taipei, Taiwan in August 2013. The opening event attracted more than 120 journalists. This is the first consumer brand we have launched in Asia. Our strategy is to build the brand through flagship stores, but generate most of our volume through retail partners. Thanks to our brand-building efforts, we have already achieved distribution in some retail chains in Taiwan. Our flagship restaurant currently has a waiting list of six weeks for the peak times.

The re-launching of the Sterling brand is another example of our approach to branding. This is a product that was launched a few decades ago and has a good standing in the B2B market. However, due to lack of focus and maintenance of the brand, sales have declined despite having a premium reputation in the market. With the re-launch, we expect significant volume growth, especially from upscale restaurants, which need a premium salmon to differentiate themselves from low-end/mid-range restaurants and chains that increasingly offer salmon on their menus

Priorities going forward

Increased understanding of different consumer needs is key going forward. With increased understanding we aim to continue developing successful products that reflect consumer desires. This approach requires innovation, creativity and continuous effort to build closer relationship with the customer.

Further, we aim to contribute to growth and profitability through branding. We plan to invest and grow the seafood sector in cooperation with retailers, and we want to help consumers discover the rich opportunities of fish in general and salmon in particular. Strong brands will lead to an increase in the overall consumption of seafood, which may in turn increase the consumer's willingness to pay.

We will be proactive and continue to challenge the status quo. Our ambition is to revitalize the industry.

RELIABLE CUSTOMER SERVICES

The challenge

Safe and healthy food has become increasingly important to consumers and our customers. Our customers want reliable deliveries, consistent quality in line with agreed specifications and assurance that all our products are safe and healthy.

Our effort

As a supplier, we have to deliver on our customers' expectations, and we have put a lot of effort and energy into ensuring that we supply our customers with food that satisfies their requirements. Reliability is an integral part of our global value "Trust". Our operations should provide safe, tasty and healthy food – and we have to deliver on our promises. Our position as a preferred supplier is secured through our dedicated workforce, our global production platform, our food safety monitoring program, and our focus on continuous quality improvement. Marine Harvest is growing, and our global Marine Harvest Quality Management (MQM) standards ensure that we all operate with a common approach across the globe, that we share and implement best practices through establishing group operating standards, and that we act in a responsible way towards customers, the environment, ourselves and our shareholders.

2013 results

In 2013, we established global monthly Food Safety and Quality network meetings. The aim of these meetings is to ensure a consistent approach globally as well as to share and implement best practices through establishing Group operating standards. In 2013, we revised and renewed our Group Quality System, QMarine and new standards were established.

Priorities going forward

We believe trust is essential in everything we do. We will continuously strive to deliver trust in our supply of salmon, through improving our operating standards and systems, and by having dedicated employees that continue to deliver on their promises.

SAFE SEAFOOD

The challenge

Food safety risks such as environmental pollutants, bacteria, viruses or residues from medication can stem from poor quality feed or water conditions in the farming process, from additives, ingredients, or contact with operators, equipment or packaging materials used during processing.

Our efforts

Risks to food safety must be managed in all parts of the fish value chain, and the increased consumption of raw salmon is a trend that has implications for food safety efforts in the industry.

Control of environmental pollutants

Our salmon diets are produced in strictly controlled environments. Strict legislative requirements, internal controls and monitoring programs by our feed suppliers ensure that our feeds are documented as safe and within statutory limits before they are transferred to our fish farms. Controlling the safety of feed is an effective way of ensuring the welfare and health of our fish and minimizing any potential risk for consumers. The main environmental pollutant risks found in fish feed are PCBs, dioxins and heavy metals, which can be found as trace amounts in most food and feed.

Our own verification program for final products, as well as regular testing conducted by food safety authorities show that we are well below the limits set by the food safety authorities, and far below the levels detected in most wild fatty fish. Even so, we have decided, as the first global salmon producer, to start cleaning all relevant fish oil used in feed for Marine Harvest salmon. We wish to remove any uncertainty the consumers may have related to how much salmon they can eat. This is an important step for us in our strategy to become an integrated protein producer with total control and top quality from feed to fork. Customers should know that we aim to deliver the best salmon the market has to offer and that we will continue to seek improvement of our products.

Cleaning of all relevant fish oils means that our salmon becomes an even healthier choice and that consumers can eat as much of our salmon as they like.

SUM DIOXINS AND DIOXIN-LIKE PCB'S (pg WHO-TEQ/g*)


2013
2012
2011
2010
2009
2008
2007
2006
2005
Max limit in most strict market
0
1
2
3
4
5
6
7

* World Health Organization, toxic equivalents/gram

The level of dioxins and dioxin-like PCBs has been decreasing since we started monitoring in 2001, and our levels have always been significantly below the maximum limit in the strictest market, which is the EU in the case of dioxins and dioxin-like PCBs.

Since monitoring started in 2006, the level of mercury (mg/kg) has been significantly below the maximum limit for the strictest market, which in this case is China.

MERCURY (mg/kg)



2013
2012
2011
2010
2009
2008
2007
2006
Max limit in most strict market
0.00
0.05
0.10
0.15
0.20
0.25
0.30
0.35

Control of medicine residues
If fish welfare is at risk of being compromised, we may have to use medicines to treat fish diseases. This is carried out under the control of certified fish health professionals and we strictly observe the specified medicine withdrawal periods. To verify that medicine residues are well below the limits set by food safety authorities, we run verification programs in each business unit.

Since 2006, 1,500 medicine residue tests have been analyzed, with 204 of these tests taken in 2013 – and all showed levels significantly below the maximum limits set by the relevant regulators.

Control of food-borne pathogens
Bacteria and viruses form a natural part of our lives and are present everywhere. If uncontrolled, some of these could, however, be harmful and cause product deterioration. We have a strict monitoring program for primary and secondary processing with regard to food borne bacteria. This helps us to ensure that levels are below legal limits both in production countries and in the markets where we sell our products.

In fish farming, contamination can still potentially occur, through polluted waters, poor processing hygiene and cross-contamination during handling. Listeria monocytogenes is a potential food-borne bacteria that can grow at low temperatures and potentially cause disease, if present in food products that are eaten without prior heat treatment. Since some of our products can be eaten uncooked (e.g., cold smoked products, sushi and sashimi) we pay special attention to listeria control. We have developed a group-wide best practice manual for listeria control, which is used as a supplement to our other monitoring and control programs.

In 2013, we took more than 150,000 microbiology samples. These samples were taken as part of our food safety and quality monitoring program to verify compliance with legal, internal and customer requirements.

Further controls include ensuring impeccable processing hygiene, as well as good temperature control from harvest through to customer delivery.

2013 results
During 2013, our internal system for reporting food safety incidents recorded eight incidents – none of which led to any reported illness or negative impact for consumers. In 2012, we reported 26 incidents. The reduction in 2013 is a step in the right direction and demonstrates that our focus on food safety and quality is having a positive impact.

Our definition of a food safety incident is a situation that requires specific actions to maintain the safety of our products. Typical food safety incidents might be labelling errors related to the product's shelf life or ingredients that may cause allergies in sensitive individuals. An incident can also be the detection of pathogens or bacteria above the limits set by importing countries. In 2013, we had two incidents involving detection of bacteria above the maximum limits set by Russian authorities. Another incident was related to the identification of a risk of potential contamination of Clostridium botulinum in a value-added product. Also, in July 2013, trace amounts of crystal violet, were found in one product sample of fresh products shipped to the US. Crystal violet is a dye with many applications, and is often found in textiles, ink and printer toner. Crystal violet also has antibacterial and antifungal

properties, but is not an approved drug for use in salmon production. The substance is not in use and has never been used in Marine Harvest. The detection led to a Food and Drug Administration alert, and detention without physical examination (DWPE) for the third-party processing plant producing fresh salmon products for Marine Harvest Chile. The cause of the detection was identified to be ink used in the printing on the packaging materials produced by the third-party processing plant, and this has now been rectified.

Priorities going forward

We will continue our focus on producing safe food and continuously strive to improve our quality systems. Listeria control will remain an area of special attention. Another priority area in 2014 will be to improve our incident and crisis management system.

QUALITY SEAFOOD

The challenge

Food quality issues must be managed in all parts of the value chain in order to assure increasingly conscious consumers that our products are very high quality, both in terms of nutrient content and flesh texture. Lower quality than expected may lead to increased number of claims, and also a loss of reputation.

Our effort

Our continued ambition is to reduce and prevent issues along the supply chain, from the farmers/suppliers through to consumers. Customer satisfaction is also emphasized throughout our operations, with measures aimed at ensuring the nutritional quality and texture of delivered foods.

Our comprehensive monitoring program through the whole value chain and our strong focus on product quality help us ensure that we can meet not only our customers' requirements but also the food safety limits set by the various food authorities around the world.

Although our products are of high quality, there is always room for improvement. Feedback from the market and internal KPIs help us focus on the right tasks. We continually strive to attain high quality through our R&D efforts and our quality assurance systems and controls.

2013 results

To make sure we produce delicious, tasty and nutritious food, we continuously improve our monitoring programs and quality assurance systems. In 2013, we focused on reorganizing our Marine Harvest Quality Management system, MQM. We have increased and improved our internal food safety and quality networking and recruited additional resources to our Global R&D department. We have also arranged internal training sessions for our sales force.

In 2013, we gave special attention to two factors that cause downgrading. One is texture, and how to mitigate soft flesh variation or the fillet muscles falling apart (gaping). The second is dark colorization of fish flesh, called melanization. This results from an inflammation or muscle damage leading to natural healing processes, which may cause aggregation of immune cells and thereby melanization of the salmon flesh. This is an esthetic issue and there are no food safety concerns. For both texture and melanization, we are trying to get a better understanding of why this is happening and how to mitigate it.

If we compare 2013 against 2012, there are no material changes regarding quality losses and claims. We received 8,099 quality claims from customers in 2013, a reduction of 3.8% since 2012. The quality of our harvested salmon decreased from 2012 to 2013, with the superior share decreasing from 91% to 89%. This is within what is considered a

QUALITY LOSS 2012 AND 2013


100%
80%
60%
40%
20%
0%
89%
91%
7%
6%
4%
3%
Harvest volume (% HOG) superior
Harvest volume (% HOG) ordinary
Harvest volume (% HOG) production
GROUP 2013
GROUP 2012

normal range for quality, and our effort continues to find ways to further reduce our share of downgraded products. This means that more attention is required and we must continue to spend R&D resources on efforts to mitigate the major causes of losses and downgrades.

The nutrient content of our products is discussed under Healthy Seafood. In 2013, we were recognized for our high quality products when Marine Harvest Ireland won the Fresh Fish category for their organic salmon fillet in the Irish Quality Food Awards.

Priorities going forward

Our QMarine operating standards and monitoring programs will ensure a uniform way of working and help us produce high quality seafood.

We will continue to focus our attention on the main reasons for quality losses, and we will share knowledge and findings through our network meetings. With new and improved findings, we will update our standard operational procedures. Our eagerness to always be the best when it comes to quality is vital for delivering trust to our customers.

THIS FIGURE SHOWS HOW WE MANAGE AND SECURE FOOD SAFETY AND QUALITY IN ALL PARTS OF THE FISH FARMING VALUE CHAIN.


1
2
3

FULL TRACEABILITY

01	02	03
Spawn - Brood - Parr - Smolt	Growth phase in sea	Harvesting and primary processing Marine Harvest
✔ Monitoring fat and color	✔ Monitoring fat and color ✔ Food Safety documentation feed	✔ Microbiologic monitoring: - Environmental - Water - Product ✔ Monitoring program contaminants ✔ Processing hygiene ✔ Quality grading ✔ Nutritional value ✔ Fat and color control ✔ Temperature control ✔ Medicine residues - Residue verification program

FULL TRACEABILITY


4
5
6

FULL TRACEABILITY

04	05	06
Transport	**Secondary processing Marine Harvest**	**Customer / Consumer**
✔ Temperature control	✔ Microbiologic monitoring: - Environmental - Water - Product ✔ Monitoring program contaminants ✔ Processing hygiene ✔ Quality grading ✔ Nutritional value ✔ Fat and color control ✔ Temperature control	✔ Meet Food Safety Authorities requirements both in production countries and markets where the seafood is sold ✔ Meet customer specification ✔ Meet consumer demand

FULL TRACEABILITY

HEALTHY SEAFOOD

The opportunity

Salmon is an important source of heart-protecting long-chain marine omega-3 fatty acids (EPA and DHA), as well as being rich in proteins, minerals and vitamins.

One or two salmon portions a week will cover a person's weekly recommended intake for the long-chain marine omega-3 fatty acids and provide them with highly digestible protein full of all the amino acids needed in a balanced diet, in addition to being a rich source of the vitamins B12, E and D, as well as the minerals selenium and iodine.

Our effort

During 2013, we have continued to follow up and document the nutritional content of our salmon, making sure that we perform according to our internal standards with regard to the nutritional content of our products. We also work with third parties in large-scale research projects to identify the health benefits of salmon beyond marine omega-3s.

As discussed in the Planet section, marine raw materials are a limited resource. Fish oils in particular are facing increasing pressure. To ensure a sustainable growth for our industry we need to deliver better utilization of these oils and increase the use of new sustainable sources without compromising fish performance and quality.

To address the sustainability issues related to feed raw materials we have continuously worked to reduce the marine ingredient content of our feed. The effect of this is that the omega-3 content of our salmon has been reduced over time, but our documentation still proves that our salmon is a healthy product and a rich source for long-chain omega-3 fatty acids (EPA and DHA).

2013 results

Our testing of long-chain unsaturated fatty acids (EPA and DHA) showed an average of 17 grams of EPA and DHA per 100 grams of meat for Marine Harvest salmon in 2013. For a comparison to other sources of omega-3, please refer to the Planet section.

Priorities going forward

We will continue our comprehensive nutritional monitoring program to help us assure that our salmon is – and always will be – rich in omega 3 fatty acids (EPA and DHA), vitamins B12, E and D, and the minerals selenium and iodine. We will focus on increasing the utilization of limited marine feed resources, supporting and engaging in research and development of alternative diet sources. We will maintain our partnership in a major three-year research project led by the National Institute of Nutrition and Seafood Research in Norway, focusing on health benefits in addition to marine omega-3 fatty acids.

THE TABLE BELOW SUMMARIZES OUR LONG-TERM AMBITIONS IN THE PRODUCT AREA

MATERIAL ASPECT	LONG-TERM AMBITION
Seafood innovation	Industry leader in innovation and new product development
Reliable customer service	To be recognized as a supplier that delivers on our promises
Safe seafood	Continuously document that our products are safe and improve and integrate our food safety and food quality standard program
Quality seafood	Extend our effort to find solutions to reduce downgrading and ensure that we consistency provide high quality salmon products
Healthy seafood	Ensure and document that our salmon products remain rich in omega-3 fatty acids, proteins, minerals and vitamins




SAFE AND
MEANINGFUL JOBS
PEOPLE

PEOPLE
– PROVIDING SAFE AND MEANINGFUL JOBS

Employee safety, self-respect and personal pride in their work cannot be compromised if we are to succeed as a company with good relationships with local communities.

2013 HIGHLIGHTS / PEOPLE


marineharvest

- Welcoming more than 4,000 new colleagues from Morpol
- Due to sustained losses over time, restructuring was necessary in parts of our valued added operations
- 21.2% decrease in LTIs per million hours worked
  20% increase in absence rate
- Completing BrainSafe training (ex Morpol)
- Global workshops to facilitate the understanding of our vision and values to promote one common corporate culture
- Continuous commitment to local communities by sponsoring young people, sports and cultural events
- Marine Harvest Chile recognized in Great Place to Work award

PEOPLE - OUR MOST VALUABLE ASSET

The challenge and the opportunity
Marine Harvest is the proud employer of 10,676 people in a total of 22 countries around the world. Our people are our most valued asset and our success depends on our ability to attract new and retain existing employees.

Our effort
We want to attract people that share our values, and that are passionate and take personal pride in their work. In return, we need to provide safe, interesting and meaningful jobs for a variety of skillsets, while securing a diversified workforce. Our efforts to achieve this include apprenticeships for young employees and offering of interesting opportunities in a growing global company. We believe that one of our competitive advantages is our ability to offer meaningful and challenging responsibilities in a good working environment at all levels in the organization.

We are committed to practicing fair employment and this commitment is embodied in our Code of Conduct and in our values. Our activities shall be conducted without discrimination and our people are treated as individuals.

In each country where we operate, we comply with laws on compensation, and no employee is paid less than the official national minimum wage. Our personnel review system and the presence of labor unions ensure that all employees are compensated fairly. Generally, our base start salary is set above the national minimum wage limits in order to attract competent people to our organization.

We recognize the principle of freedom of association as a right of all employees, including the right to engage in collective bargaining. The number of employees that are members of worker's unions and participate in collective bargaining agreements varies between the countries in which we operate from zero in Ireland and Scotland to almost all employees in VAP Europe.

Within the Group there are some differences with regard to the benefit structure between permanent and temporary employees. As a minimum, we follow each country's relevant employment laws. The main reason for differences in benefits relates to the number of hours worked.

2013 results
The table below shows the distribution of our employees based on type of employment and gender by region. At year-end 2013, we had 8,700 permanent employees, of which 3,728 where female and 4,972 were male. The Group also had 1,976 temporary employees, of which 1,036 were female and 940 male. The main reason for the increase in the number of employees from 2012 is the acquisition of Morpol, with the majority of the workforce in the processing operations in Europe.

There were no incidents of discrimination reported during the year.

For further information about how Marine Harvest works with diversity in the workplace, please refer to the Board of Directors report.

Priorities going forward
Going forward, we will continue our efforts to recruit skilled talents, practice fair employment and diversity in the workplace.

NUMBER OF EMPLOYEES (FTE)		**2013**		**2012**		**2011**	
		PERMANENT	**TEMPORARY**	**PERMANENT**	**TEMPORARY**	**PERMANENT**	**TEMPORARY**
Farming Norway	Male	1 020	77	994	277	947	277
	Female	263	95	248	103	229	103
Farming Scotland	Male	486	12	388	14	382	34
	Female	48	4	41	1	47	1
Farming Canada	Male	321	-	340	-	351	28
	Female	67	-	77	-	84	10
Farming Chile	Male	448	41	372	41	356	56
	Female	88	10	80	4	67	10
Farming Ireland	Male	124	64	119	88	118	95
	Female	16	24	18	29	19	32
Farming Faroes	Male	23	3	22	3	22	3
	Female	3	1	3	1	3	-
MH Farming	**Male**	**2 422**	**197**	**2 235**	**423**	**2 176**	**493**
	Female	**486**	**134**	**467**	**138**	**449**	**156**
MH VAP Europe	Male	867	327	867	298	916	275
	Female	828	298	861	211	913	228
Morpol Processing	Male	1 070	298	-	-	-	-
	Female	1 946	466	-	-	-	-
Markets Europe	Male	74	-	61	-	-	-
	Female	48	-	19	-	-	-
Markets America	Male	116	67	220	80	195	106
	Female	78	66	179	86	133	109
Markets Asia	Male	356	51	44	31	27	12
	Female	324	72	30	69	21	46
MH Sales & Marketing	**Male**	**2 483**	**743**	**1 192**	**409**	**1 138**	**393**
	Female	**3 223**	**902**	**1 089**	**366**	**1 067**	**383**
MH Corporate/other	**Male**	**67**	**-**	**58**	**-**	**55**	**2**
	Female	**19**	**-**	**13**	**-**	**12**	**-**
MH Group	**Male**	**4 972**	**940**	**3 485**	**832**	**3 369**	**888**
MH Group	**Female**	**3 728**	**1 036**	**1 569**	**504**	**1 528**	**539**
MH Group	**Total**	**8 700**	**1 976**	**5 054**	**1 335**	**4 897**	**1 427**

ONE COMPANY

The challenge
In 2013, our workforce increased by more than 4,000 with the acquisition of Morpol. This large increase requires systems for integration and communication, as well as a shared corporate culture that serves to unite our company and our people in reaching our common targets. Our ambition is to maintain and strengthen our existing culture, supporting employee development and driving a group-wide best practice.

Our efforts
We have a great pool of talented people that share the same belief – we think we can make a difference we would like to do so. Our ambition is to be the leader in our industry. We can achieve this by setting goals within our four guiding principles and asking for personal engagement and commitment from all our employees.

2013 results
During 2013, we launched our new vision and values globally. Employees around the globe have participated in workshops throughout the year, generating enthusiasm and creativeness in a discussion of our vision and values and how to integrate them in our everyday work.

Our vision "Leading the Blue Revolution" gives direction and shows possibilities. Our global values Passion, Change, Trust and Share indicate who we are as a company, and they are key enablers for reaching our goals.

Priorities going forward
In order to achieve our strategic "One Company" goal, our main priority in 2014 will be to continue our efforts in integrating our vision and the values into our daily operations. This will happen on many levels: through alignment with systems and structures, i.e. our performance assessment processes; by forming part of our leadership development and through establishment of best practice channels. Our aim is to build a strong corporate identity and to reach the point where we live our vision and our values, which in turn will help us to excel in our four guiding principles.


PASSION
CHANGE
TRUST
SHARE

Passion for the company and product – Passion is the key to our success and how we make a difference

Change is the new "normal" – we are ready for change and continuously work to improve our operations

Trust is essential in everything we do – our operations provide safe, good and healthy food and we deliver on our promises

Share is the backbone of our employees – we share knowledge and experiences, we are open and transparent and we cooperate with key stakeholders globally



Photo: Our employees in Ireland are ready to be a part of 'Leading the Blue Revolution'.

SHAPING OUR ORGANIZATION TO BECOME A LEADER

The challenge

As a world-leading seafood company, our ambitious target is to become the leader in the production of protein from the ocean. To take this leading role we need to shape our organization to facilitate growth.

Our efforts

We believe in simplicity, having a lean organization with short reporting lines and low complexity. Our goal is to build a strong company with a culture based on common values and an open and positive working environment.

2013 results

In 2013, we expanded our Group Management Team to include COO Fish Feed, Global Director R&D, Global Director HR and Communication Director, all based at our head office in Bergen, Norway. The expansion of our management team and the co-location of team members will facilitate easier communication and decision making and further enhance integrated sustainability thinking and decision-making along our four guiding principles.

Unfortunately, some of our operations have sustained losses over time resulting in the need to restructure parts of the organization. We are in the process of closing down some of the processing sites of our European VAP organization and our smoked salmon facility in Chile was closed in the third quarter. In these situations, we strive to have constructive and fair closure processes. We regret the consequences these closures have and will have for our employees and their local communities. We have tried to minimize the consequences by, amongst other, offering employees at our affected French operations work opportunities in one of our nearby processing facilities.

Priorities going forward

In an effort to maintain a simple, action-oriented organization, our management team has made certain changes to the structure in Norway. In farming, the business unit Marine Harvest Norway will be terminated to allow the four regions to report directly to COO Farming. This change has been made to balance our focus, as each of the regions in Norway is larger than any other farming entity in our group. In addition, we will build a strong center of expertise for Markets Europe in Bergen. Today, the Norwegian resources of our Markets Europe organization are located at four different locations: Ålesund, Bergen, Hjelmeland and Gardermoen. Over time, the fragmented structure has given rise to challenges in building common working processes and an optimal cooperation between the locations. Regrettably, the offices in Ålesund and Hjelmeland will be closed and relocated to Bergen during the summer of 2014 as a result. We will continue our efforts to shape our organization to become a leader. This, combined with business growth is expected to open up new opportunities in a growing organization.

THE GROUP MANAGEMENT TEAM



THE GROUP MANAGEMENT TEAM



Ola Brattvoll
COO Sales & Marketing

Mr. Brattvoll has served as the COO of Marine Harvest's Sales & Marketing Business Area since December 2010. Prior to joining us, he worked in the marketing and sales department of the Norwegian Seafood Export Council's Norway office (1995 to 2002) and Tokyo office (2002 to 2006). Mr. Brattvoll has also worked as Market Director (2006 to 2007) and Vice President of Sales (2010 to 2011) at Hallvard Lerøy AS, a seafood company. He holds a degree in Fisheries from the Norwegian College of Fishery Science, University of Tromsø.



Alf-Helge Aarskog
Chief Executive Officer

Mr. Aarskog has served as CEO of Marine Harvest since 2010. Prior to this position, he was the CEO (2009 to 2010) and Exective Vice President (2007 to 2009) at Lerøy Seafood Group ASA. His previous positions include Managing Director (2004 to 2007) of Lerøy Midnor AS, a subsidiary of Lerøy Seafood Group ASA, and Head of Production (2002 to 2004) at Fjord Seafood ASA, a company that was later merged with ours. He holds a degree in Fish Nutrition from the University of Agriculture in Norway.



Anne Lorgen Riise
Global Director HR

Ms. Lorgen Riise joined Marine Harvest as Global Director of Human Resources in 2012. Her prior positions include Vice President of Human Resources Europe (2009 to 2012) and General Counsel (2006 to 2009) for Ceragon (Nera) Networks. She has also held positions in the Norwegian Ministry of Foreign Affairs and the Norwegian Directorate of Fisheries (2000 to 2003). Ms. Riise has previously practiced as a lawyer and she holds a master's degree in Law from the University of Bergen and Oxford Brookes University.



Ivan Vindheim
Chief Financial Officer

Mr. Vindheim joined Marine Harvest as CFO in 2012. Prior to joining the company, he was the CFO of Lerøy Seafood Group ASA for five years. He has also held the position of Vice President of Finance (2005 to 2007) in Rolls-Royce and worked for Deloitte within assurance and corporate finance. He holds a degree in Business and an MBA from the Norwegian School of Economics and Business Administration. He is also a licensed State Authorized Public Accountant and Certified European Financial Analyst.



Ben Hadfield
COO Fish Feed

Mr. Hadfield has been the COO of Marine Harvest's Fish feed Business Area since February 2013, before which he was Production Manager at Marine Harvest Scotland (2007 to 2013) and the Technical Chairman of the Scottish Salmon Producers' Organisation (2012 to 2013). His previous positions also include Technical & HSEQ Manager (2004 to 2007) and Environmental Manager (2000 to 2004) at Marine Harvest Scotland. He holds degrees from the University of Sheffield and the University of Manchester.



Kristine Gramstad
Communication Director

Ms. Gramstad joined Marine Harvest as Communication Director in August 2013, before which she was State Secretary in the Norwegian Ministry of Fisheries and Coastal Affairs. She has also held positions in Rogaland County Council as Labor Party Group Leader (2007 to 2011). Ms. Gramstad holds a master's degree in Change Management from University of Stavanger and a bachelor's degree in European Studies from the University of Oslo.



Øyvind Oaland
Global Director R&D

Mr. Oaland has served as Marine Harvest's Global Director for Research and Development since 2008. He has been with Marine Harvest since 2000 in various capacities within fish health, food safety, product quality and quality assurance. He holds a degree in Veterinary Medicine from the Norwegian School of Veterinary Science.



Marit Solberg
COO Farming

Ms. Solberg has been the COO of Marine Harvest's Farming Business Area since 2011. Prior to this role, she was the Managing Director (2002 to 2011) of Marine Harvest Norway AS. Ms. Solberg has held senior management positions in Hydro Seafood (1996 to 2002) as well as in Mowi AS (1985 to 1996), a seafood company acquired by Marine Harvest. She holds a degree in Microbiology from the University of Bergen.

EMPLOYEE HEALTH AND SAFETY

The challenge
If people get injured at work, it is a potential threat to the health and welfare of the person, immediate family, Marine Harvest as the employer and the grater society. Our ambitious target is zero Lost Time Incidents (LTIs). Health and Safety is paramount in everything we do and safety will never be compromised for any business priority.

Our efforts
In order to achieve our safety vision, we must continue to build a strong safety culture. When every person in our organization views safety as a top priority and engages in behaviors that are consistent with this attitude, everyone will be able to go home safely at the end of the day. In this safety culture, employees feel responsible for their own safety and the safety of their colleagues. The company supports them so they can be both safe and productive.

Guidelines, procedures and processes are drivers to mitigate and manage work-related injuries, occupational disease, accidents and fatalities. Processes to ensure that we learn from history and from reported deviations from our health and safety targets provide us with an increased awareness and ability to address the root causes of the challenges we face in our operations.

For us, a safe place to work means that our employees feel safe and that there are no compromises with regard to safe conduct. We consider safety to be an asset in the same way as money; if you invest in safety, you actually "buy" additional time that can be well spent. **Safety is not about protecting employees against something, but to protect them for something.** It requires investments in our working environment, in our practices and in our people – and we believe that people have a much greater chance of staying safe if they understand that, in many cases, it is up to them to take control over their own safety. This is the essence of BrainSafe, the global safety program has been implemented in our organization. BrainSafe is a psychologically-based safety process that has been designed to empower our employees to take control over their own safety. The program is designed to facilitate effective safety processes that will produce long-term, sustainable changes in our safety performance. In the BrainSafe model, three components interact to form this culture: Person, Practice and Working Environment. The model distinguishes between controllable and non-controllable elements and our global training has focused on "my life" – the elements that each and every person can control and/or influence. BrainSafe training has also been provided to selected suppliers, and we will continue to evaluate extensions to the program.

ESSENCE OF BRAINSAFE


PERSON
ENVIRONMENT
MY LIFE
PRACTICE

Internally, we measure our progress in the area of safety through key indicators – lost time incidents (LTI) per million hours worked and the rate of absenteeism. Both indicators are followed up monthly, at operational review meetings and by the Board as part of its monthly report review. LTIs are reported in three categories of seriousness – low, medium and high – depending on the number of days lost. Incidents are reported both for our own employees and for contract workers.

The main categories of injuries in our operations are cuts, pinches, hits, squeezes, slip, trips and falls. In our farming operations, diving represents the most serious hazard. All incidents are analyzed for cause and learning effects, and we take preventive measures where possible to counteract these risks. Safety targets are included in the bonus agreements for all senior managers.

KEY INDICATORS	2013	2012
Lost time incidents ex Morpol	119	172
Lost time incidents incl Morpol	180	NA
Lost time incidents per million hrs worked ex Morpol	108	137
Lost time incidents per million hrs worked incl Morpol	138	NA
Absentee rate in % of total hrs worked ex Morpol	4.1%	3.4%
Absentee rate in % of total hrs worked incl Morpol	4.8%	NA
Fatalities	–	1

Figures include both permanent and temporary employees.

2013 results

We completed the BrainSafe implementation phase in 2013 and close to 100% of our employees (excluding Morpol) have now attended BrainSafe training.

Excluding Morpol, we reported 119 LTIs for our own employees in 2013, which was well below the corresponding figure for 2012 of 172. Our processing operation VAP Europe, had 96 LTIs in 2013, mainly caused by manual handling, impact from objects and equipment, slip, trips and falls. The main causes of injuries at our other operations were cuts and pinches in addition to trips and falls. For contract workers, we recorded 15 incidents. Two of our processing plants in Norway celebrated four years without LTIs in 2013. Our efforts to reduce the number of LTIs continue. With the inclusion of Morpol, the total number of LTIs is expected to increase in 2014, but our ambition to continued to reduce the LTI frequency rate is maintained.

Measured as LTIs per million hours worked we recorded a decrease of 21.2% from 137 in 2012 to 108 in 2013 for the total workforce exluding Morpol. Including Morpol we recorded a slight increase to 138 LTIs per million hours worked. We anticipate that our BrainSafe training will improve this figure in the coming years.

Our absenteeism has remained low for several years, but 2013 showed an increase of 20% compared to 2012. Total absenteeism in 2013 was 4.1% (excluding Morpol) with 2.0% long-term and 2.1% short-term absenteeism, compared to 3.4% with a 50/50 split between long-term and short-term absenteeism in 2012. Including Morpol our absenteeism was 4.8% in 2013.

The enities with the highest percentage of sick leave are VAP Europe and Morpol, the causes being restructuring, ergonomic issues and stress. We have started up absenteeism programs and also a stress handling program in an effort to reduce the level of sick leave. Our effort also includes systematic competence development, job rotation and alternative work schemes where appropriate.

Marine Harvest Group had no fatalities during 2013.

Priorities going forward

In 2014, we will continue our efforts to build a strong health and safety culture. The implementation of BrainSafe has been finalized for phase 1 and we are entering into a maintenance phase. This phase is intended to reinforce and sustain the learning gained during the implementation phase, and BrainSafe will be an integral part of the way we operate in the future. New employees are required to participate in the BrainSafe training program and refresher courses will be held for all our employees.

Our ambition is to reduce LTIs per million hours worked in 2014. We will continue our efforts to maintain our low absenteeism level through continuous focus on the initiatives already in place.

COMMITMENT TO LOCAL COMMUNITIES

The challenge
In order for Marine Harvest to thrive, we depend on thriving local communities.

Our efforts
Our image is built on how we behave where our operations are, and we are truly committed to developing the communities in which we operate. We support areas such as local schools, athletics teams and culture. Our hope is to contribute to helping young people become good citizens, who give back to their local communities and thereby build a circle of progress in the area. In Chile, our social contribution is broader and focuses on community projects where we to a greater extent work together with communities to promote and improve the quality of life.

2013 results
Through our Marine Harvest Fund in Norway, we contribute to various community projects, environmental initiatives, local sports and cultural events. The Marine Harvest Fund has existed for three years, with the ambition of offering financial support to voluntary organizations that contributes to vigorous local communities. Applications are received annually through our web site. Certain criteria must be met, but our main target organizations are local sports team, cultural organizations and associations in communities where we have our operations.

During 2013, Marine Harvest Norway gave financial support to a variety of local initiatives as well as sponsoring young talents and professional athletes.

Several of our other units have also contributed financially and socially to local projects. In Canada, we held a charity salmon barbeque, raising CAD 30,000 for charities on North Vancouver Island. In addition, we assisted various local service groups, sports teams, social programs, scholastic scholarships and bursary support. We also gave financial support to several local wild salmon enhancement organizations.

In Ireland, we sponsored educational initiatives at local schools, sports teams and water safety initiatives, and our employees raised EUR 14,000 for cancer research.

In Scotland, we sponsored festivals and sports clubs. We have also supported the Scottish sport of shinty for 25 years. In 2013, we sponsored Outward Bound courses to help 40 school children develop confidence, skills and improve relationships with others. In 2014, we have expanded this sponsorship to include 41 schoolchildren. We provided financial support to Chance for Change – a new charity committed to inspiring and enabling young people who have experienced difficult life circumstances to take responsibility for their future direction. In addition, we raised funds for local charities by attending various events where we barbecued salmon and requested a donation rather than payment.

Priorities going forward
Our efforts to support local projects both financially and socially will continue. We will maintain our dialog with these communities to better understand their concerns and needs.

ETHICAL BUSINESS CONDUCT

The challenge
As Marine Harvest is made up of 10,676 individuals from 22 different countries, with different backgrounds, nationalities, cultures and customs, we need a common understanding of acceptable and unacceptable behavior.

Our efforts
Marine Harvest is committed to high ethical standards in our business conduct worldwide. In order to decide how to act in a questionable situation, our employees are asked to follow this three-step ethical test.

1. Is it legal? Will I be violating civil law, company policy or standard practice?

2. Is it balanced? Is it fair to everyone involved today and in the long-term? Does it promote a solid relationship for the future?

3. How would I feel about myself? Would I feel proud? Would I want my friends, family and colleagues to read about it in the newspaper?

These considerations are relevant in all questionable situations and towards all stakeholders, i.e., regulatory authorities, investors, customers, suppliers, employees, local communities and NGOs.

As a backbone for our behavior or conduct – what we do and say each day – we have our own Code of Conduct. Our Code of Conduct sets the standards of behavior that we expect from our employees, and each employee is expected to make the Code a personal commitment. Following the Code is an important element for our ability to deliver trust. The complete Code of Conduct is available on our website www.marineharvest.com.

2013 results
No units reported instances of perpetrated, suspected or alleged fraud and no units were analyzed with special attention in this regard during the year.

In order to further strengthen our risk management, controls and governance processes, we established a group wide internal audit function in 2013. We have already started the implementation of an internal audit system with special attention to fraudulent and unethical behavior. We own the process internally, but the internal audit function is outsourced to an independent third party, PwC. Subsequent to our initial risk assessment, an internal audit project was carried at one of our business units, representing 10% of the group revenues. The assessment did not uncover any significant risks related to corruption.

Since 2011, Marine Harvest Chile S.A. has had a dispute with Salmones Sur Austral S.A. and also a dispute with among others a former director of Marine Harvest Chile S.A., over certain contractual benefits and obligations. The dispute with Salmones Sur Austral S.A. has been subject to arbitration proceedings. A ruling in the arbitration case was issued in June 2013, with a negative outcome for Marine Harvest Chile S.A., ordering the company to pay USD 12.3 million as indemnification for breach of contract. Marine Harvest Chile S.A. has appealed the decision. The dispute is proceeding through the Chilean legal system.

Unfortunately, we experienced two incidents where employees commented in a disparaging manner about our company and an easily identifiable supplier. Both incidents were reported as breach of our Code of Conduct.

Priorities going forward
In 2014, we intend to revise our Code of Conduct and will continue our efforts to ensure that our standards of behavior are in compliance with the Code. New employees must commit to our Code of Conduct. We will continue to roll out our internal audit system with special attention to fraudulent and unethical behavior, and have already started another internal audit project.

AWARDS AND RECOGNITIONS RECEIVED

Our efforts
We strive to do our best and be a leader and from time to time our efforts to develop Marine Harvest are also recognized by some of our stakeholders, which is highly appreciated throughout the organization.

2013 results
Marine Harvest Chile has been recognized as the 36th best company to work for in Chile by the prestigious international foundation Great Place to Work. This award is based on an annual survey made both in Chile and around the world. The survey is the international reference ranking that determines which companies are the best places to work, based on an analysis of the opinions of their employees and the effects of their HR procedures and policies. We were the only salmon farming company that made the list.

Marine Harvest Chile also received a prize for gender equality, recognizing the large number of women trained.

At the Crown Estate Scottish Marine Aquaculture Awards in 2013, Marine Harvest Scotland triumphed with three prizes, including the top prize as the Best Aquaculture Company of the Year. We also received the Business Development Award for our export of Scottish salmon to China and the Community Initiative Award for our contribution to the development of broadband for remote communities. Marine Harvest Scotland also received the Sainsbury's Agriculture Research & Development Grant 2013 together with the University of Stirling, Institute of Aquaculture.

As Royal Warrant Holders, we exhibited at Her Majesty the Queen's Coronation Festival at Buckingham Palace in July 2013. Marine Harvest Scotland is one of only 800 Royal Warrant Holders, of which just over 200 exhibited at the Palace. The Coronation Festival, which was open to the public, gave people "the opportunity to see the extraordinary



Photo: Lauren Edgar at work.

and variety of skills, craftsmanship and innovation produced by Warrant holding companies" (Richard Peck, RWHA Secretary). The four-day event attracted 60,000 visitors.

At the 2013 IntraFish Aquaculture Awards, one of our employees in Marine Harvest Canada, Lauren Edgar, won the Community Ambassador Award. Knut Hofseth at Marine Harvest Norway received an award for his contribution to the local community.

For our communication and presentation to the financial market, Marine Harvest was nominated as one of the top companies listed on the Oslo stock exchange for both the Stockman Award 2012 and the Farmand Award 2013.

Priorities going forward
We do not do what we do with the ambition of receiving an award, we simply do what we believe is right to develop and grow our operations. We therefore consider any award we receive as recognition of our efforts.

THE TABLE BELOW SUMMARIZES OUR LONG-TERM AMBITIONS IN THE PEOPLE AREA

MATERIAL ASPECT	LONG-TERM AMBITION
'One Company'	Build a strong corporate culture by integrating our values and vision in our everyday work life, and promoting an open and positive work environment
Employee safety	Zero injuries
Social responsibility	Develop and support local communities where we have our operations
Ethical business conduct	Comply with our 'Code of Conduct'


FROZEN CONCEPTS
BIO

Photo: Marine Harvest stand at the European Seafood Exhibition

MARINE HARVEST
GROUP RESULTS

2013


Shetland Catch

CONTENT

94 Board Of Directors Report
102 Corporate Governance
110 Board Of Directors

BOARD OF DIRECTORS REPORT

Marine Harvest had a record year in 2013. Revenues were 24% higher than in 2012 and reached a record high at NOK 19,199 million due to strong prices driven by increased demand. Operational EBIT was the highest ever achieved by the Group at NOK 3,212 million.

It was also a year of firm commitment to the sustainable development of the industry. In May, Marine Harvest announced its commitment to have all production units certified against the Aquaculture Stewardship Council salmon standard by 2020, and on August 15, the CEOs of 15 global salmon producers launched a major industry-led sustainability initiative – The Global Salmon Initiative (GSI).

In 2013, we have taken further steps to fully integrate the value chain from feed to fork. The acquisition of Morpol was approved by the EU on Septemer 30, which will strenghten the value added platform. The building of the feed plant in Bjugn is also progressing according to plan.

THE MARINE HARVEST GROUP

Marine Harvest is a leading seafood company and the world's largest producer of farmed salmon, offering fresh salmon, processed salmon and other processed seafood to customers in 70 countries worldwide. At year-end 2013, the Group employed 10,878 people in 22 countries and engaged in two principle types of activities:

- fish farming and primary processing of fish in Norway, Scotland, Canada, Chile, Ireland and the Faroe Islands, and
- secondary processing of seafood in Norway, Chile, Ireland, the United Kingdom, the United States, France, Belgium, the Netherlands, Poland, the Czech Republic, Japan, Taiwan, South Korea and Vietnam.

In 2012, we started a process to transform the Group from a production-driven fish farming company into an integrated marine protein producer, expanding into fish feed and broadening the secondary processing operations. At year-end 2013, the feed plant was on time and on budget and it is expected that the first deliveries will reach Marine Harvest's farms in June/July 2014.

Also in 2013, the acquisition of Morpol ASA was approved by the European Commission. Morpol is a world leading secondary processor of salmon with processing facilities in Poland, the United Kingdom and Vietnam in addition to having salmon farming operations in Norway and Scotland. The EU approval was subject to divestment of Morpol's freshwater, seawater and processing activities on the Shetland and Orkney Islands. On March 27, 2014, Marine Harvest announced an agreement to divest these operations and some additional fresh water assets to Cooke Aquaculture Inc. The divestment is subject to approval by the EU.

FINANCIAL RESULTS

Financial results are created through the interaction between people, the natural environment and technology. Marine Harvest use key performance indicators within the four interrelated guiding principles, Profit, Planet, Product and People to measure the Group's progress. This contributes to sustainable long-term results for all stakeholders. The developments with regard to KPIs (key performance indicators) within each guiding principle are thoroughly discussed in separate sections of this report.

Group results

Revenues and volume

Revenue and other income for the year ended December 31, 2013 was record high at NOK 19,199.4 million, an increase of 24.2% compared to NOK 15,463.5 million for the same period in 2012. The increase was primarily driven by a significant increase in market prices for salmon and the consolidation of Morpol into the Group's financial statements from October 1, 2013. This was partially offset by a decrease in harvest volumes of approximately 12%, or 48,534 tons gutted weight salmon, including a reduction of 32,812 and 11,941 tons gutted weight salmon harvested by our Norwegian and Chilean operations, respectively.

The increase in the 2013 reference prices for Atlantic salmon compared to 2012 was 49.0%, 32.3% and 44.5% for salmon of Norwegian, Chilean and North American origin respectively. Strong demand and a stagnation in global harvest volumes (including a reduction in harvest volume for salmon of Norwegian origin) were the main drivers for the price increase.

The overall average price achieved was 5% below the reference price in 2013, compared to 7% above the reference price in 2012, as the sales contracts for 2013 were entered into in an environment of rising spot prices.

Earnings before financial items (EBIT) and operational earnings before financial items (Operational EBIT)

Driven by the strong market, EBIT was NOK 4,681.8 million for the year ended December 31, 2013, compared to NOK 968.7 million in the same period in 2012.

Operational EBIT increased by close to 400%, from NOK 643.4 million for the year ended December 31, 2012 to NOK 3,212.4 in 2013. The main reason for the positive development was the increase in salmon prices, partly offset by the lower volume of harvested salmon and slightly higher costs. Net fair value uplift on biomass was NOK 1,794.6 million compared to NOK 350.2 million in 2012. Income from associated companies increased to NOK 221.8 million compared to NOK 88.3 million in 2012, mainly due to an increase in the Group's share of profit in Nova Sea AS. The Nova Sea profit includes fair value uplift on biomass. Marine Harvest launched restructuring initiatives in both MH VAP Europe and in the Chilean smoked operations during 2013, with a total cost of NOK 272.8 million. In 2012, restructuring costs amounted to NOK 0.8 million.



Financial items
Net financial items amounted to a cost of NOK 1,204.3 million for the year ended December 31, 2013 compared to a cost of NOK 179.5 million for the same period in 2012.

Interest expense increased by 67.2% compared to 2012 due to a higher average net interest-bearing debt balance during the year and additional amortized interest recognized in connection with the convertible bond issued in May 2013. The average interest-bearing debt for 2013 was NOK 6,586 million compared to NOK 5,924 million in 2012.

Net currency effects for the year ended December 31, 2013 were NOK -311.7 million, compared to NOK 523.3 million in 2012, primarily due to the depreciation of NOK in relation to EUR, the currency in which most of the interest bearing debt is denominated.

Other financial items were NOK -252.4 million in 2013 compared to NOK -320.0 million in 2012. The amount in 2013 was mainly due to a change in the fair value of the conversion liability component of the convertible bond of NOK -516.1 million, partially offset by dividend, gain on sales of shares of NOK 134.9 million and a change in fair value of shares of NOK 60.8 million.

Profit after taxes
Profit after taxes amounted to NOK 2,522.5 for the year ended December 31, 2013 compared to NOK 412.6 in the corresponding period in 2012.

Segments and business areas
Farming
Farming's Operational EBIT was NOK 3,001.1 million in the year ended December 31, 2013 compared to NOK 415.1 million for the same period in 2012. The increase was primarily a result of the significantly higher market prices, which offset the 12% decrease in volumes harvested. On the cost side, the cost in box increased for salmon of all origins, mainly due to the increasing cost of feed.

Sales and Marketing
Sales and Marketing's Operational EBIT for the year ended December 31, 2013 was NOK 351.2 million, compared to NOK 350.0 million for the same period in 2012.

Markets
Markets Operational EBIT for the year ended December 31, 2013 was NOK 346.3 million compared to NOK 344.2 million for the same period in 2012 as higher margins compensarted for reduced volumes. The 2013 Operational EBIT was comprised of NOK 291.2 million from Markets Europe (compared to NOK 250.9 million in the same period in 2012), NOK 16.1 million from Markets Asia (compared to NOK 35.2 million in the same period in 2012) and NOK 39.0 million from Markets Americas (compared to NOK 58.0 million in the same period in 2012). NOK 356.3 million of Markets Operational EBIT in 2013 was allocated back to Marine Harvest's salmon by country of origin compared to NOK 351.5 million in 2012.

VAP Europe
VAP Europe's Operational EBIT for the year ended December 31, 2013 was NOK -57.7 million compared to NOK 5.8 million in 2012. The reduction in the Operational EBIT was primarily due to the significant increase in raw material prices and an unfavorable product mix. In June 2013, a plan to restructure the European VAP operations was approved by the Board. The plan reduces the number of production facilities from 13 to eight and the restructuring and impairment provisions recognized in 2013 amounted to NOK 235.7 million. The restructuring decision resulted in significant disruptions in some of our French units in the second half of the year. NOK -42.0 million of VAP Europe's Operational EBIT in 2013 was allocated back to Marine Harvest's salmon by country of origin compared to NOK 4.7 million in 2012.

Morpol Processing
On September 30, 2013, the European Commission approved the acquisition of Morpol, subject to divestment of Morpol's Scottish farming capacity on Shetland and the Orkney Islands of approximately 18,000 tons gutted weight. The profit in Morpol has been consolidated into the Group profit figures starting October 1, 2013. Morpol's Operational EBIT for the three months ended December 31, 2013 was NOK 62.6 million. Sold volume measured in product weight (including by-products) for the three months ended December 31, 2013 was 27,738 tons. Christmas sales were strong and the mix favorable but profit-wise, the fourth quarter was challenging due to continuously increasing salmon raw material prices. End product prices have been continuously increased to reflect the higher raw material prices. NOK 23.7 million of Morpol's Operational EBIT in 2013 was allocated back to Marine Harvest's salmon by country of origin.

Financial position
Total Group assets increased by 45% during 2013 to NOK 33,728 million (NOK 23,317 million). The acquisition of the remaining 51.5% of Morpol ASA was completed during 2013. The European Commission cleared the acquisition subject to the conditions described above, and assets and liabilities in divestment business have been classified as held for sale in the statement of financial position.

The fair value uplift on biological assets as of December 31, 2013 amounted to NOK 2,743 million (NOK 836 million in 2012) and the total value of biological assets was NOK 9,537 million (NOK 6,208 million).

Net interest-bearing debt increased by NOK 2,410 million during 2013 and amounted to NOK 7,791 million at year-end. The Group issued new debt and converted/redeemed one convertible bond during the year. A 3.5% unsecured bond of NOK 1,250 million was issued in February, a 2.375% convertible bond of EUR 350 million was issued in May, while the remaining NOK 224.9 million of the NOK 225 million convertible bond, issued in 2010, was converted/redeemed in December. A loan amount of EUR 224.6 million was converted into 35,435,984 new shares at the subscription price of NOK 52.4 per share, totaling NOK 1,862 million.

The equity ratio decreased from 50.1% to 48.5% and the NIBD/Equity ratio increased from 46.0% to 47.7% from year-end 2012 to year-end 2013.

Cash flow
Cash flows from operations
Cash flow from operations for the year ended December 31, 2013 was NOK 2,023.0 million, compared to NOK 1,552.9 million for the same period in 2012. Improved earnings in 2013 compared to the same period in 2012 were offset by an increase in working capital of NOK 1,748.8 million.

Cash flow from investments
Cash flow from investments for the year ended December 31, 2013 was NOK -2,473.3 million, compared to NOK -1,057.6 million in 2012. The difference was primarily due to payments related to the acquisition of Morpol, construction of the fish feed plant in Norway and an increased overall capital expenditure plan for the existing operations in 2013.

Cash flow from financing

Cash flow from financing for the year ended December 31, 2013 was NOK 631.9 million, compared to NOK -451.8 million for the same period in 2012. In 2013, the proceeds from new financing facilities were used for repayment of existing interest-bearing debt and dividends, while in 2012 the available cash flow was mainly used for repayment of interest-bearing debt.

Marine Harvest ASA profit after tax

Profit in Marine Harvest ASA after taxes amounted to NOK 1,816.0 million for the year ended December 31, 2013, compared to NOK 2,805.9 in the same period in 2012.

Dividend

Marine Harvest ASA pays out quarterly dividends in line with the dividend policy. Based on authorization from the Annual General Meeting. In 2013 dividend was paid out as follows:

June 4 = NOK 0.10
September 26 = NOK 0.05
November 27 = NOK 0.075

Based on the fourth quarter 2013 result, the Board resolved to pay out NOK 0.12 per share in dividend. This dividend was paid out on February 28, 2014.

Supported by strong operating results, the recent agreement to divest UK farming assets, a strong forward market and a solid financial position, the Board has resolved to propose a first quarter dividend of NOK 5 per share to the Annual General Meeting (AGM). The AGM will be held May 22, 2014.

The Board will recommend to the Annual General Meeting to renew the authorization to pay out quarterly dividend.

The Group's dividend policy is described in Note 13.

GOING CONCERN

The Board confirms that the financial statements are based on the going concern assumptions in accordance with section 3-3a of the Norwegian Accounting Act, and that it is appropriate to make that assumption. This confirmation is based on the reported results, the Group's business strategy, financial situation and established budgets.

INTERNAL CONTROL

For information regarding the Group's handling of internal control, please refer to Corporate Governance, chapter 10. As a consequence of the listing on the New York Stock Exchange on January 28, 2014, Marine Harvest must be SOX (Sarbanes Oxley) compliant in certain areas by the end of 2014. Section 404 of the SOX act requires that a company listed on the New York Stock Exchange must have good internal control that is documented and tested. This will have implications for the Group. A Group-wide project has been initiated to ensure that the necessary actions are taken in this regard.

ANNUAL RESULT ALLOCATION

The Board will propose to the Annual General Meeting that the net profit for the year in Marine Harvest ASA of NOK 1,816 million should be allocated as follows:

Transfer to other equity NOK 1,816 million

RISK

Marine Harvest is exposed to a number of operational and financial risk factors including:

- Financial risk
  - Currency risks
  - Credit risks
  - Interest rate risks
  - Liquidity risks

- Operational risk
  - Price risk
  - Salmon feed prices and feed utilization risk
  - Biological risks
  - Regulatory risks
  - Industry-related risks
  - Risk related to position as a leader

The Board considers it important that the Group maintain the necessary measures to manage controllable risk factors to keep the total risk situation within acceptable limits. For a more detailed description of operational risk, please refer to Part II the Marine Harvest Way.

Financial Risks

Currency risks

Marine Harvest is engaged in substantial international activities and we are exposed to changes in currency exchange rates as a natural part of our business operations. Fluctuations in currency exchange rates will therefore continuously influence Marine Harvest's financial statements and cash flows. Marine Harvest applies a currency hedging policy aimed at reducing the cash flow implications from movements in currency exchange rates.

Credit risks

Marine Harvest is exposed to the risk of losses if one or more contractual partners do not meet their obligations. Marine Harvest controls this exposure through monitoring and close follow-up of customers. A significant proportion of the Group's trade receivables are insured and credit ratings are undertaken of all new customers. The Group trades only with recognized, creditworthy third parties. Historically, the Group has suffered only minor losses on trade receivables. The Group is not substantially exposed in relation to any individual customer or contractual partner as of December 31, 2013.

Interest rate risks

With the exception of the EUR 350 million convertible bond and the NOK 1,250 million bond, the Group is financed using floating interest rates for debts to financing institutions and leasing debts. To minimize the risk related to fluctuations in floating interest rates, Marine Harvest ASA shall at all times hedge 100% of the Group's non-current interest-bearing debt in its main financing currencies (EUR, USD and GBP) for a period of four years and 50% of the non-current interest-bearing debt in the following five years. The hedging policy is assessed and the portfolio of instrumens amended annually in March.

Liquidity risks

The single largest factor influencing liquidity risks is fluctuation in salmon prices. Other key liquidity risks are fluctuations in production and harvest volumes, biological issues, and changes in the price of fish feed, which is the most important individual factor on the cost side. Feed prices are correlated with the marine and agricultural commodity prices of its ingredients. Feed prices increased on a unit basis through 2013

SUSTAINABILITY

The Group's four closely interrelated guiding principles Profit, Planet, Product and People, and related KPIs support Marine Harvest's daily decision-making processes, which ensures sustainable long-term results for all stakeholders.

Two significant milestones with regard to sustainability during 2013 were the Group's commitment to become 100% certified against the Aquaculture Stewardship Council salmon standard by 2020 and the commitment to the Global Salmon Initiative. For a thorough review of how Marine Harvest works to guarantee sustainable operations, please refer to Part II of this report.

FACTORS THAT MIGHT INFLUENCE THE ENVIRONMENT

From a global perspective, two of the largest sustainability challenges related to food production are the emissions of greenhouse gases and the use of feed for animal protein production. These global challenges represent opportunities for the salmon farming industry, as farmed salmon utilizes significantly less feed than competing agricultural protein products, and causes significantly lower emissions of greenhouse gases.

Salmon farming = climate friendly food production

When comparing the carbon foot print of farmed salmon to traditional meat production, the salmon footprint is 2.6 kg CO2 equivalent/kilogram of edible product whereas the numbers are 5.9 and 30 kg CO2 equivalent/kilogram of edible product for pork and beef respectively. Farmed salmon is also an excellent protein and energy converter compared to alternative meat sources, and producing proteins by farming salmon with sustainably sourced feed is therefore exceptionally good resource management. For a thorough review of Marine Harvest's carbon footprint and the Group's efforts to further reduce the emissions of greenhouse gases, please refer to Part II and the Planet section.

The use of feed for animal protein production

Long-term access to sustainably managed feed raw materials is a prerequisite for the industry. Access to multiple raw material sources gives the industry flexibility and makes sourcing of raw material more robust. At a research center jointly owned by AKVA group, Skretting and Marine Harvest, Marine Harvest conducts large-scale documentation of new feed, in an effort to reduce the use of marine raw materials without compromising fish performance and quality, as well as the health and welfare of the fish. As a result of the Group's documented R&D effort, Marine Harvest's commercial diets have historically been low in inclusion of marine raw materials. From a sustainability point of view, the Group's target for EPA/DHA is a challenge that must be continuously examined going forward. Replacing more of the fishmeal and oil with other raw material sources will reduce the EPA/DHA level, but the nutritional values of salmon as a source of meat will still remain a very healthy alternative. For further discussion of efforts and priorities in this area, please refer to Part II and the Planet section.

Group activities that might have a negative impact on the environment

The Group's activities may have negative impact on the environment, and Marine Harvest is determined to work to secure sustainable growth. In fish farming, the main challenges relate to escapes, sea lice and medicine use. From 2012 to 2013, the number of escaped fish from Marine Harvest sites increased from 3,150 fish in 2012 to 73,744 fish in 2013. Of these, 60,528 of the escaped fish were from one incident in Norway where a feed barge drifted into a net during a hurricane. The Group maintains a target of zero escapes going forward.

Sea lice management remains a challenge in most regions of the world. The Group focuses on continuous improvement and the goal is to ensure that sea lice from Marine Harvest farms do not have a negative impact on wild salmonid stocks and crustaceans. The overall strategy is that sea lice should be managed mainly based on non-medicinal measures. In this regard the use of own grown cleaner fish was successfully increased in 2013, but the Group still rely on medicines. In addition to the medicine use, Marine Harvest tracks the development in the lice load per site through the number of sites above the locally defined trigger level at month-end. Although the ambition is to maintain the sea lice count below the trigger level, it may be exceeded at times, for example, in situations with high temperatures when lice levels change rapidly. The percentage of sites that exceeded national trigger limits at month-end (average monthly basis) was significantly reduced in all business units during the year from 12% in 2012 to 6% in 2013. R&D efforts have been directed towards this issue and it is expected that the research will deliver new solutions over time.

The use of medicines could potentially impact wild fish in the vicinity of treated sites. Marine Harvest primarily treat fish for two reasons: bacterial disease requiring antibiotics treatment and a sea lice load requiring lice medication. The use of antibiotics increased from 12g per ton produced in 2012 to 26 g per ton produced in 2013. The increase is a consequence of increasing infection pressure from Piscirickettsia salmonis (the agent responsible for SRS) in the Chilean industry. For lice management, the use of hydrogen peroxide was significantly increased in 2013. Oral treatments also increased due to a more complex sea lice situation. Annual fluctuation in medicine use reflects changes in use and the rotation of products based on their suitability to target a specific infection pattern. For more information about the Group's escape and sea lice management efforts and the use of medicines, please refer to Part II and the relevant Planet sections.

The Group's processing activities can influence the environment in two areas: potential environmental impact, and potential community impacts. The continuous evaluations of potentially negative impacts are based on own experience as well as dialogue with Non-Governmental Organizations (NGOs), regulators and the scientific community. Being aware of the potentially negative effects the activities could have on the environment and local communities, the Group has incorporated measures to monitor and manage these in the Qmarine global quality program. Marine Harvest continues to work actively with regulators, industry partners and the scientific community to promote environmental responsibility in the industry. In addition, the Group's commitment to become ASC certified will further promote environmental responsibility. For more information on how the Group works to understand and address stakeholder concerns, please refer to Part II of this report.

RESEARCH AND DEVELOPMENT

Marine Harvest believes that R&D is crucial to further develop and strengthen the relatively young salmon farming industry. The Group's main research priorities focus on fish performance, food safety and product quality, as well as fish health and welfare. In 2013, Marine Harvest Group R&D expenditures were NOK 98.4 million, representing a 68.5 % increase from 2012 (NOK 58.4 million) and 5.5 times the 2006 level (NOK 18 million). In addition, a fee of 0.3% of Marine Harvest Norway export value is paid to the Norwegian Seafood Research Fund. For Marine Harvest this represented NOK 23.4 million in 2013. The Group has taken the initiative to increase the R&D efforts, to facilitate further growth and profitability of the industry, grounded on a solid sustainability framework. For more information about Marine Harvest's R&D efforts and results in 2013, please refer to Part II, and the R&D section in this report.

PEOPLE

Health and safety

Employee safety and a healthy working environment is top priority on the Board's agenda. "People" is one of four guiding principles in the Group, and defined targets are linked to employee safety. Marine Harvest's ambition is to be among the best with regard to employee safety – regardless of industry. First and foremost, this means providing an accident-free workplace. A mandatory global safety program, BrainSafe, was launched in 2011, and most employees (ex. Morpol) had completed BrainSafe training by year-end 2013. In 2013, the Group reported 119 LTIs for own employees a reduction of 53 from 2012 (ex. Morpol). Including Morpol, the number of LTIs in 2013 was 180.

Measured as LTIs per million hours worked it was recorded a reduction of 21% from 13.7 in 2012 to 10.8 in 2013 for own employees (ex. Morpol), which is considered an encouraging development, even though there is still room for improvement. Including Morpol, the number of LTIs per million hours worked in 2013 was 13.8.

Absenteeism has remained low for several years compared to the industry level. Total absenteeism in 2013 was 4.8% including Morpol (4.1% excluding Morpol) with a 45/55 split between long-term and short-term absenteeism. Absenteeism increased during 2013 from 3.4% in 2012 due to the inclusion of Morpol and an increase in both short and long-term absenteeism in VAP Europe. The ambition is to maintain an absentee rate below 4% and there is a sustained effort to raise awareness in this area. Systematic competence development, job rotation and alternative work schemes where appropriate are our main improvement initiatives.

The Board will continue to emphasize the imperative of improved health and safety performance going forward. For more information about health and safety in Marine Harvest, please refer to the People section in Part II of this report.

People and organization

At the end of 2013, the Group had 8,700 permanent, and 1,976 temporary employees. The total number of employees was 10,676, which is an increase of 4,287 employees compared to year-end 2012. The increase is due to the consolidation of Morpol.

Diversity and equal rights

All Marine Harvest's activities shall be conducted without discrimination on the basis of race, ethnicity, origin (national or otherwise), disability, age, gender, sexual orientation, language, religion, or any other characteristic where a person is not treated as an individual.

Marine Harvest is committed to ensuring diversity in the Group and the ambition is in accordance with the Norwegian Anti-Discrimination Act. To reach the target, the Group is working actively with recruitment, salary and working conditions, promotion, development opportunities and protection against harassment.

The fish farming industry has traditionally been an industry with a majority of male employees. As of year-end 2013, the proportion of male and female employees was 55% and 45% respectively. The percentage of female employees has increased significantly from 32% in 2012 due to the inclusion of Morpol. In 2013, the Group had female managers in the senior management teams of most subsidiaries. The Group continues to work actively to promote diversity in senior management positions globally. In 2013, Marine Harvest's top management team consisted of eight members, whereof three were women. Of the ten members in the Marine Harvest ASA Board, there are four women (40%).



FUTURE PROSPECTS

The strong price trend in the fourth quarter continued into the first quarter and the average NOS reference price in Oslo was NOK 48.3 per kilogram in the first nine weeks of 2014. Our achieved price level will be lower reflecting the fact that approximately 40 % of our production in the first quarter has been committed on contracts with lower price levels.

The Board expects a strong market in the coming periods, driven by a combination of continued robust demand and moderate incremental supply coming to the market. This view is supported by the Fish Pool futures price for Norwegian salmon, which is currently about NOK 39.00 per kilogram for the last three quarters of 2014. The supply demand balance looks tight for the first half of 2014, while some more volume will come to the market towards the end of the second quarter and continuing in the second half of 2014, and this might put pressure on the prices. Supply is further positively influenced by particularly good growth conditions in the beginning of 2014, but it is expected to tighten again in the first part of 2015. Based on these observations, the Group's shareholders should expect volatility in salmon prices, supported by strong demand and limited supply growth. The demand looks strong, but could to a certain extent be negatively influenced by the strong increases in retail prices we have seen during 2013.

Through its robust business model, Marine Harvest is well positioned for acquisitive and organic growth going forward. Several specific opportunities for growth are closely monitored and some actions have already been taken, including the entry into forward contracts to purchase a 25.8% stake in Grieg Seafood. This acquisition was cleared by the Canadian competition authorities on March 3, 2014 and is currently awaiting approval by the Ukrainian Anti Monopoly Committee.

During 2013, considerable capital was re-invested to strengthen the pillars of Marine Harvest: Feed, Farming and Sales and Marketing. The Board expects the Bjugn feed plant to successfully commence production in June/July 2014 and is considering the construction of a second plant in Norway. The factory in Bjugn, will be the first fish feed plant to be based on the process where the fish oil used in production is cleaned for environmental pollutants. Fish feed prices are under some short term price pressure due to limited growth in salmon farming and additional feed capacity coming to the market. Overall such a trend is likely to reduce the major cost component in Marine Harvest's production.

The secondary processing business will be strengthened through the integration of Morpol, as well as the completion of the ongoing restructuring and consolidation of VAP Europe's site structure from 13 to eight. Further investments are made in organic growth initiatives in Asia and America. The value-added processing business is currently suffering from the high salmon prices. However, the Board is generally disappointed with the results from the processing activities and has initiated actions for improvement. The Board expects that these initiatives will lead to improved profitability in these operations in 2014.

The backward and forward integration is expected to reduce Marine Harvest's reliance on the volatile nature of the salmon commodity prices. The Board expects to develop these parts of the business organically going forward. Within farming, Marine Harvest will pursue selective acquisitions in Norway and Chile in order to substantially increase the global share of production from the current level of about 22%.

Marine Harvest is continuously monitoring the biological, sanitary and legislative developments within its geographically well-diversified salmon farming portfolio. The recent AGD cases in Norway have not yet caused operational problems, but the Board is monitoring this situation closely to ensure that necessary contingency plans are implemented in case the situation should escalate. The sea lice situation in Norway is also monitored closely. The Board remains concerned about the status and development in Chile and considerable resources have been dedicated to assist the implementation of measures aimed at improving the situation for the industry. In light of the recurring problems in Chile, which are largely caused by a liberal regulatory framework, Marine Harvest has been actively working to avoid actions from the Norwegian regulator moving in the same direction. The Board is increasingly confident that the Government of Norway will not rush into a decision that could cause a materially adverse biological change for its' second largest export industry.

Marine Harvest is uniquely positioned among salmon farmers. The Group is geographically well-diversified and, contrary to most competitors, strong volume growth is expected in 2014. Farming volumes are expected to grow by 18%, to a level of 405 000 tons. This growth in biomass will, together with the investment in the VAP activities and the new feed factory, lead to relatively high capital expenditures during 2014, before normalizing again in 2015.

The Board is pleased with the way the Group is currently positioned. Marine Harvest is currently the only large salmon producer with a fully integrated business model of sustainably produced, healthy proteins. Based on the future supply-demand balance, there are great opportunities for delivering a solid return to the shareholders in the years to come. Such a return is likely to include an increasingly large component of quarterly cash dividend payments as net debt comes down and capital expenditures normalize. The net interest-bearing debt is expected to be materially reduced during the first half of 2014, driven by solid operating results, a seasonal reduction in working capital and also influenced by the expected sales proceeds from the sale of the operations on the Shetland and Orkney Islands.

The salmon market has over the last 20 years achieved an annual demand growth rate of 7 – 10 %. With the increased awareness of the health benefits of eating salmon, and the strong competitive advantages salmon has through a lower feed conversion ratio than other protein products, the Board remains excited about the future of the company. The main drivers will be a continued high demand growth and limited opportunities to add new efficient capacity.

The Board expects, based on the prices achieved so far and the outlook for the rest of the year, that Marine Harvest will produce one of their best operating results ever in 2014. This is also likely to be reflected in the distribution to shareholders.



OSLO, APRIL 29, 2014

Ole-Eirik Lerøy
CHAIRMAN OF THE BOARD

Leif Frode Onarheim
VICE CHAIRMAN OF THE BOARD

Cecilie Fredriksen

Michael Parker

Helge Sjo

Solveig Strand

Tor Olav Trøim

Stein Mathiesen

Geir Elling Nygård

Turid Lande Solheim

Alf-Helge Aarskog
CHIEF EXECUTIVE OFFICER

CORPORATE GOVERNANCE

Marine Harvest ASA ("Marine Harvest" or the "Company") considers good corporate governance a precondition for generating shareholder value, as well as achieving a low cost of capital and merit investor confidence. Marine Harvest strives to ensure that the internal control mechanisms and management structures comply with generally accepted principles for good corporate governance.

Marine Harvest holds the view that the current policies for corporate governance are in line with the latest version of the Norwegian Code of Practice for Corporate Governance (the "Norwegian Code"). A full description of the Norwegian Code is available at the Oslo Stock Exchange's website (www.ose.no).

The following sections provide explanations as to how Marine Harvest has addressed the various issues covered by the Norwegian Code.

1. IMPLEMENTATION AND REPORTING OF CORPORATE GOVERNANCE PRINCIPLES

The Board of Directors of Marine Harvest (the "Board") is aware of its responsibility for the development and implementation of internal procedures and regulations ensuring that the Company and its subsidiaries (together, the "Group") complies with applicable principles for corporate governance.

The Board reviews the overall position of the Group in relation to such principles annually and reports thereon in the Company's annual report in accordance with the requirements of the continuing obligations for listed companies and the Norwegian Code.

The Board has defined the Group's overall vision as "Leading the Blue Revolution" with the common values of "Passion", "Change", "Trust" and "Share".

- Passion for the company and the product. Passion is the key to our success and how we make a difference.
- Change is the new "normal". We are ready for change and continuously work to improve our operations.
- Trust is essential in everything we do. Our operations provide safe, good and healthy food and we deliver on our promises.
- Share is the backbone of our more than 10,000 employees. We share knowledge and experiences, we are open and transparent and we cooperate with key stakeholders globally.

The Group is made up of individuals with different backgrounds, nationalities, cultures and customs. The conduct – what each and every employee does and says each day – determines the Group's ability to succeed as an organization. The Code of Conduct sets standards for behavior that can be expected between colleagues, and that external parties can expect from employees in the Group. The Code of Conduct has been communicated to all employees and it is expected that all employees make a personal commitment to follow the Code of Conduct. Testing of each employee's understanding has been, and will be regularly carried out. The most recent test was initiated in December 2012.

The Code of Conduct is available at the website at www.marineharvest.com.

In salmon farming, sustainability is a prerequisite for long-term value creation. The seafood industry must be environmentally and socially sustainable to be profitable over the long term.

Marine Harvest needs attractive financial results to have the financial strength to drive the sustainable development of the operations. This interdependency has led Marine Harvest to develop of the four equally important guiding principles: Profit, Planet, Product and People.

- **Profit**
  Our profits hinge on our ability to provide customer value from healthy, tasty and nutritious seafood, farmed both cost-effectively and in an environmentally sustainable way, that maintains the aquatic environment and respects the needs of the wider society.

- **Planet**
  Our operations and the long-term profitability ultimately depend on sustainable and environmentally responsible interactions with the natural environment. We rely on qualified personnel to maintain fish health, avoid escapes and minimize the environmental impact of our operations.

- **Product**
  We aim to continually deliver assuredly healthy, tasty and responsibly produced seafood to our customers to deliver long-term financial profitability.

- **People**
  Employee safety and employees' self-respect and personal pride in their work cannot be compromised if we are to succeed as a company with good relationships with the local communities.

Marine Harvest has defined specific ambitions for each principle, with corresponding key performance indicators. Refining targets is an integrated part of the budget and long-term planning procedures, and achievements are reported on in operational review meetings with all business units, and in business review meetings with the two business areas, Farming and Sales and Marketing. Development and implementation of best practice is through the global quality system, Qmarine, which contains the standard operating procedures.

Marine Harvest's governance and management structure is further described on the website at www.marineharvest.com.

2. BUSINESS

Marine Harvest's objective is defined in the Company's articles of association:

"The objective of the Company is production, refinement, sale and distribution of seafood and goods used in seafood production, either directly or through participation in other companies and hereto-related activities."

The articles of association are available on the Group's website at www.marineharvest.com.

To achieve the objective set forth in the articles of association, the Board has adopted a corporate strategy stating ambitions and priorities within the framework of the Group's vision and four guiding principles. The vision "Leading the Blue Revolution" provides direction and shows possibilities. The Group's overall ambition is to grow organically as well as through acquisitions. At present, growth is focused on the salmon value chain, from feed to fork, but other species will be considered going forward. In line with this strategy, in October 2012, the Board resolved to develop a feed division to secure access to high-quality feed. The Group's first feed production unit is located in Norway. Construction is developing according to plan and production is expected to commence in 2014. Through the Morpol acquisition, the Group's production of value-added seafood will increase significantly. This is an important element in controlling the entire value chain.

The material aspects within the four guiding principles were systematically assessed for the first time in 2012. Based on this assessment, our key performance indicators have been realigned to the different material aspects of the operations. In 2013, the assessment was reviewed and the material risks/challenges and opportunities where found to be largely unchanged. The process of defining the material aspects is thoroughly discussed in the section The Marine Harvest Way. The ambitions and the priorities set to achieve them are regularly reviewed and revised by the Board. In 2013, the Board resolved that the Group should commit to becoming 100% certified against the Aquaculture Stewardship Standard (ASC) for salmon production by 2020. This will have implications for targets and ambitions within many aspects going forward.

3. EQUITY AND DIVIDENDS
The shareholders' equity as of December 31, 2013 was NOK 16,346.3 million, which represents 48.5% of the Group's total assets. Marine Harvest ASA's objective is to maintain an equity level that is appropriate for the Company's strategy and risk profile.

The Board's ambition is that Marine Harvest ASA's shareholders will achieve a competitive return on their investment over time, through a combination of dividends and an appreciation of the value of the Company's shares.

The Board has defined the following long-term dividend policy:

- The dividend level shall reflect the present and future cash generation potential of the Company.
- Marine Harvest will target a net interest-bearing debt/equity ratio below 50%.
- When the target level is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividends.

At the 2013 annual general meeting ("AGM"), the Board was given the following authorizations:

- To increase the Company's share capital by up to 820,000,000 shares. The authority may only be used to issue shares to shareholders in Cermaq as full or partial consideration for transfers of shares in Cermaq ASA to the company. The authority was valid until December 31, 2013.

- To increase the Company's share capital by up to 374,834,000 shares (representing 10% of the shares in issue at the time). The authority did not define the purpose(s) of such capital increase. The authority expires at the AGM in 2014.





- To purchase up to 374,834,000 shares in the Company (representing 10% of the shares in issue at the time) in the secondary market during the period up until the AGM in 2014.

- To raise convertible bond loans of up to NOK 3,200 million (par value), convertible to maximum of 640 million new shares, with a total par value of NOK 480 million.

On November 15, 2013, an extraordinary general meeting was held, and the Board was given the following authorization:

- To approve distribution of dividends up to NOK 500 million. The authorization shall remain in force until the AGM in 2014.

On December 3, 2013, Marine Harvest ASA redeemed all outstanding bonds under the 2010 EUR 225 million five-year convertible bond. Bondholders representing a loan amount of EUR 224.6 million elected to convert their bonds into shares, and 355,435,984 new shares were issued at a subscription price of NOK 5.24 per share, totaling NOK 1,861.9 million. Bonds representing a loan amount of EUR 0.3 million were redeemed at par value, totaling NOK 2.5 million.

On January 23, 2014, a reverse split of shares in Marine Harvest ASA in the proportion 10:1 was implemented. The new face value of the share is NOK 7.50.

The Board considers it in the interest of shareholders to maintain its flexibility to issue shares, purchase shares and issue convertible bonds, and thus intends to ask for approval for similar authorizations at this year's annual meeting.

4. EQUAL TREATMENT OF SHAREHOLDERS AND TRANSACTIONS WITH RELATED PARTIES

Marine Harvest ASA has one class of shares.

Any purchase or sale by the Company of its own shares will either be carried out through the Oslo Stock Exchange or at prices quoted on the Oslo Stock Exchange.

Marine Harvest also has American Depositary Shares (ADRs) listed on the New York Stock Exchange.

Any transaction between the Company and a related party will be based on arms' length terms or supported, if relevant, with a valuation obtained from an independent third party. Marine Harvest ASA will make sure that major transactions with related parties are approved by the AGM in accordance with the Norwegian Public Limited Liability Companies Act.

The Board is currently authorized to set aside the pre-emption rights of existing shareholders in equity issues if it exercises its authority to issue new shares, cf. above. This is to simplify the procedure in connection with capital increases to finance further growth and/or the offering of shares as consideration in acquisitions where this is deemed a favorable form of settlement. The Board intends to include such characteristics in its proposal to the 2014 AGM (for authorizations to issue shares).

Members of the Board and the corporate management team have an obligation, pursuant to the Company's Code of Conduct, to disclose any material interest to the Board in transactions where the Group is a party. The Code of Conduct has been updated to further elaborate on obligations in this regard. The Code of Conduct is available at www.marineharvest.com.

5. FREELY NEGOTIABLE SHARES

All shares in the Company have equal rights and are freely tradable. Marine Harvest also has American Depositary Shares (ADRs) listed on the New York Stock Exchange.

6. GENERAL MEETINGS

The interests of the Company's shareholders are primarily exercised at the Company's general meeting. It is the Company's goal that as many shareholders as possible are given the opportunity to participate in its general meetings and that the general meetings are organized so as to ensure that they represent an effective forum for the Company's shareholders to express their views.

Notices of general meetings are made available on the Company's website, www.marineharvest.com, and through a separate notice to the Oslo Stock Exchange at least 21 days in advance of the general meeting.

All shareholders with a known address are notified of general meetings a minimum of two weeks in advance. The notice contains detailed information on the resolutions proposed and matters to be considered at the general meeting. It includes the deadline for shareholders to give notice of their intention to attend the general meeting, as well as instructions on how they can cast their votes by proxy. The deadline for registration is set as close to the date of the general meeting as possible.

When documents concerning matters that are to be dealt with at a general meeting have been made accessible to the shareholders on the Company's website, the requirement stipulated by the Norwegian Public Companies Act that the documents shall be sent to shareholders by ordinary mail does not apply. This also applies to documents which, according to law, shall be included in or enclosed with the notice of a general meeting. A shareholder can, however, demand that documents concerning matters that are to be dealt with at a general meeting be sent to him by ordinary mail.

The notice of a general meeting shall contain a reference to the Company's website, where shareholders can access relevant documents and, if relevant, any other information that shareholders may need to gain access to such documents.

The Chairman of the Board, the leader of the Nomination Committee, the CEO and the external auditor shall all be present at the AGM. Marine Harvest does not have a policy that requires the other directors of the Board to attend the AGM.

The AGM elects a chair to preside over the meeting and one person to sign the minutes of the meeting together with the elected chair. The minutes are published on the Company's website.

The AGM approves the annual financial statements and annual report, the Board of Directors' report and any proposed dividend. The AGM also approves the remuneration to be paid to the members of the Board and the Nomination Committee (as defined below) and the external auditor.

Other items on the agenda for the AGM can include authority for the Board to acquire the Company's shares and to increase the Company's

share capital, to take up loans convertible to its shares and the election of the members of the Board and the Nomination Committee (please refer to section 3 Equity and Dividend).

Pursuant to Section 6-16a of the Norwegian Public Limited Liability Companies Act, the Board has implemented guidelines for the determination of the remuneration to the Company's CEO and other senior executives. These guidelines are put forward for resolution at the AGM.

All shares carry an equal right to vote at general meetings. Resolutions at AGMs are normally passed by simple majority unless otherwise required by Norwegian law.

The annual general meeting for 2012 was held on May 23, 2013. Relevant documents relating to the 2013 AGM are available on the Company's website (www.marineharvest.com).

7. NOMINATION COMMITTEE

The AGM elects the Company's nomination committee (the "Nomination Committee"). The Nomination Committee consists of three members, all of whom are independent of the Board and the Company's executive management. The current members of the Nomination Committee are: Erling Lind, Merethe Haugli and Arne Hjeltnes. The Nomination Committee submits its recommendations to the AGM regarding the election of members to the Board and the Nomination Committee and their respective remuneration.

The general meeting has approved a set of instructions defining the responsibility of the Nomination Committee. These instructions are available at www.marineharvest.com. All shareholders are invited to propose candidates to the Board and the Nomination Committee through the Company's website.

8. CORPORATE ASSEMBLY AND BOARD OF DIRECTORS: COMPOSITIONS AND INDEPENDENCE

The Company does not have a corporate assembly.

According to the Company's articles of association, the Company shall have a Board consisting of a minimum of 6 and a maximum of 12 members. The Chairman of the Board and the Deputy Chairman of the Board are both elected by the general meeting based on a proposal from the Nomination Committee, as are the other members representing the shareholders. The members are elected for a period of one or two years at a time. In order to ensure continuity, not all members are up for election the same year.

At present, the Board consists of 10 members, of which 7 are elected by the general meeting and 3 are representatives of the employees in Norway. All Board members are considered independent of the Company's executive management and material business partners. The majority of the Board members elected by the shareholders are independent of the Company's largest shareholder. No executives are members of the Board.

The members of the Board, including their CVs, are presented in the annual report. The shareholdings of Board members are listed in Note 24.

The Board is of the opinion that it has sufficient expertise and capacity to carry out its duties in a satisfactory manner.

9. THE WORK OF THE BOARD OF DIRECTORS

According to the Norwegian Public Limited Liability Companies Act, the Board has overall responsibility for the management of the Company, while the CEO is responsible for day-to-day management. The Board is responsible for ensuring that the Group's activities are soundly organized and for approval of all plans and budgets for the activities of the Group. The Board approves a statement of the duties, responsibilities and authorities of the CEO.

The Board keeps itself informed about the Group's activities and financial situation and is under an obligation to ensure that its activities, financial statements and asset management are subject to adequate control through the review and approval of the Group's monthly and quarterly reports and financial statements. The Board shall also ensure that the Group has satisfactory internal control systems.

The CEO is in charge of the day-to-day management of the Group, and is responsible for ensuring that the Group is organized in accordance with applicable laws, the Company's articles of association, and the decisions adopted by the Board and the Company's general meeting. The CEO has particular responsibility for ensuring that the Board receives accurate, relevant and timely information in order to enable it to carry out its duties. The CEO shall also ensure that the Group's financial statements are in accordance with Norwegian legislation and regulations and that the assets of the company are soundly managed.

The Board has formally assessed its performance and expertise in 2013 as recommended by the Norwegian Code.

The Board conducted 28 meetings during 2013, of which 8 were physical. The attendance rate at the physical meetings was 86%. The Board spent significant time on the strategic positioning of the company following the decision to transform the Group from a production-driven farming company to an integrated producer of protein from the ocean.

The Board has chosen not to appoint a remuneration committee. Matters relating to remuneration of executive personnel are discussed by the Board without presence of the CEO or other executive personnel.

The Board has one subcommittee:

The Board's Audit Committee

The Board's audit committee consists of 3 directors, Leif Frode Onarheim, Solveig Strand and Hege Sjo (the "Audit Committee"). The responsibility of the Audit Committee is to monitor the Company's financial reporting process and the effectiveness of its systems for internal control and risk management. The Audit Committee shall also keep in regular contact with the Company's auditor regarding the auditing of the annual accounts and evaluate and oversee the auditor's independence. The Audit Committee reviews ethical and compliance issues. All three members of the Audit Committee are deemed independent of the Company's management. The Audit Committee reports to the Board. The Audit Committee conducted 8 meetings during 2013. Apart from the regular items to be covered by the committee, the secondary listing on the New York Stock Exchange was given particular priority during 2013.

10. RISK MANAGEMENT AND INTERNAL CONTROL

The Board and management attach great importance to the quality of the Company's risk management and control systems. Risk management and internal control systems are important in order for the Group to be able to meet its strategic targets. These systems form an integrated part of management's decision-making processes and are central elements in the organization of the Group and the development of its routines.

Risks in Marine Harvest are divided into two main categories:

- Financial risks, which are trading risks based on underlying exposures, e.g. currency risks, credit risks, interest rate risks and liquidity risks.
- Operational risks, which are mainly linked to the development of the salmon price, but also include biological risks linked to the salmon farming operations and developments in salmon feed prices and feed utilization, in addition to regulatory risk, general risks related to farming and processing industries and to Marine Harvest's position as a leader in the industry.

For further discussion of risk, please refer to the Board of Directors report and the section The Marine Harvest Way.

A continuous risk management process, including analyses, management and follow-up of significant risks, is performed to ensure that the Group is managed in accordance with the risk profile and strategies approved by the Board. This process encompasses the Group's guiding principles and ethical guidelines. The Board reviews the Group's overall risk profile in relation to strategic, operational and transaction-related issues at least once every year. The status of the overall risk situation is reported and discussed with the Board in connection with the annual budget process.

Management's report on internal control of financial reporting

The Board and Group management are responsible for establishing and maintaining adequate internal control of financial reporting. The process for this control is developed under the supervision of the chief financial officer. The process is intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Group's financial statements for external reporting purposes in accordance with International Financial Reporting Standards and the interpretations issued by the International Accounting Standards Board (IASB) as adopted by the European Union (EU IFRS) and the Norwegian Accounting Act.

The Audit Committee monitors financial reporting and the related internal control, including application of accounting principles and judgments in the financial reporting. Group management and the Audit Committee have regular meetings with the external auditor present to discuss issues related to financial reporting.

Financial reporting in Marine Harvest is an integrated part of the Group's corporate governance. Distinct roles, responsibilities and duties have been established. Requirements with regard to content and deadlines, including accounting policies, checks and validations have been clearly defined. A key element in the financial reporting process is risk assessment. The risk assessment is performed at least annually, and key controls and control procedures are established to mitigate identified risks. Compliance is reported to the Audit Committee. The Group's applied accounting principles are described in a web-based accounting manual.

All Group units periodically report their financial statements into a common consolidation system, based on a common chart of accounts. All subsidiaries are responsible for the accuracy of their reported figures and that their financial reporting is in compliance with the Group's accounting principles. In addition, general and analytical controls of the reported figures are performed at the corporate level. Additional information is reported in connection with quarterly and annual reporting. Extended controls are carried out in the quarterly and the year-end reporting processes.

The Group has sufficient expertise to complete proper and efficient financial reporting in accordance with IFRS and the Norwegian Accounting Act.

At year-end 2013, Group management, in consultation with the independent auditor, has assessed the effectiveness of the Company's internal control systems relevant to its financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management is of the opinion that Marine Harvest ASA's internal control of financial reporting as of December 31, 2013 was adequate.

As a consequence of the listing on the New York Stock Exchange, Marine Harvest must be SOX 404 compliant by the end of 2014. Section 404 of the SOX act requires that a company listed on the New York Stock Exchange must have good internal control that is documented and tested. This will have implication for the Group. A Group-wide project has been initiated to ensure that the necessary actions are taken in this regard.

Code of Conduct and ethical guidelines

The Code of Conduct describes Marine Harvest ASA's commitment and requirements in connection with ethical issues relevant to business practice and personal conduct. Marine Harvest ASA will, in its business activities, comply with applicable laws and regulations and act in an ethical, sustainable and socially responsible manner. The Code of Conduct has been communicated to all employees and each employee is expected to make a personal commitment to follow the Code of Conduct.

11. REMUNERATION OF THE BOARD OF DIRECTORS

Remuneration for the members of the Board is determined by the AGM based on a proposal from the Nomination Committee. The remuneration reflects the Board's responsibility, expertise, time commitment and the complexity of the Company's activities. The remuneration is not linked to the Company's performance. All members of the Board, with the exception of the Chairman and the Deputy Chairman, receive the same remuneration. The members of the Audit Committee receive separate additional remuneration. The fee paid to the members of the Board is fixed for each 12-month period (from AGM to AGM). The remuneration paid to members of the Board is disclosed in Note 14 to the Marine Harvest ASA financial statements.

12. REMUNERATION OF EXECUTIVE MANAGEMENT

The Board of Marine Harvest ASA determines the principles applicable to the Group's policy for compensation of senior executives. The Board is directly responsible for determining the CEO's salary and other benefits. The CEO is, in consultation with the Chairman of the Board, responsible for determining the salary and other benefits for the Group's other senior executives. The Group's senior executives include the management team of each business area as well as the senior members of the corporate staff.

The following guidelines form the basis for the determination of compensation to the Group's senior executives:

- The total compensation offered to senior executives shall be competitive, both nationally and internationally.
- The compensation shall contain elements providing necessary financial security following termination of the employment relationship, both before and after retirement.
- The compensation shall be motivating, both for the individual and for the senior executives as a group.
- Variable elements in the total compensation shall be linked to the values generated by the Group for Marine Harvest ASA's shareholders.
- The system of compensation shall be understandable and meet general acceptance internally in the Group, among the Company's shareholders and with the public.
- The system of compensation shall be flexible and contain mechanisms that make it possible to carry out individual adjustments based on the results achieved and contributions made towards the development of the Group.

Remuneration of the Company's CEO and the executive management team is disclosed in Note 14 to the Marine Harvest ASA financial statements. The Board prepares a statement regarding the remuneration of the executive management team for consideration by the AGM, in compliance with the Norwegian Public Limited Liability Companies Act. The remuneration concept for the corporate executive staff consists of the following main elements:

- Fixed salaries
- Benefits in kind
- Pension
- Termination payment
- Bonus

In addition, the Group has a Share Price Based Incentive Scheme ("Scheme") for key employees. The incentive scheme amount is limited to two years' salary for each individual. The details of the Scheme are described in Note 14 to the Marine Harvest Group financial statements, and in Note 14 to the Marine Harvest ASA financial statements.

13. INFORMATION AND COMMUNICATIONS

The Company publishes its financial calendar every year, identifying the dates on which it will present its quarterly reports and when the AGM will be held.

All information concerning major events and acquisitions is publicly disclosed in line with the requirements of the Oslo Stock Exchange and posted on the Company's website (www.marineharvest.com). All financial reports and other information are prepared and disclosed in such a way so as to ensure that the shareholders, investors and others receive correct, clear, relevant and up-to-date information equally and in a timely manner.

The Company holds public presentations of its results quarterly.

The Board has formalized guidelines for the dialogue with the Company's shareholders beyond the AGM. This policy (IR Policy) is available on the Company's website (www.marineharvest.com).

Marine Harvest ASA is entitled to by the Norwegian Securities Trading Act to publish all information (including its annual accounts) in English only.





14. TAKEOVERS
The Board will not seek to hinder or obstruct any public bid for the Company's activities or shares unless there are particular reasons for doing so. In the event of a take-over bid for the Company's shares, the Board will not exercise mandates or pass any resolutions with the intention of obstructing the take-over bid unless this is approved by the Company's general meeting following the announcement of such a bid.

The Board acknowledges that it has a particular responsibility to ensure that the Company's shareholders are given sufficient information and time to form a view of any public offer for the Company's shares. If an offer is made for a significant and controlling stake of the shares, the Board will issue a statement evaluating the offer and make a recommendation as to whether or not shareholders should accept it.

The Board has not established explicit guiding principles for dealing with take-over bids as recommended by the Norwegian code.

15. AUDITOR
The Company's elected external auditor is EY. The auditor is independent in relation to Marine Harvest ASA and is appointed by the AGM. The auditor fee is approved by the AGM.

The auditor presents a plan for the audit committee for the audit and is present at Board meetings dealing with the preparation of the annual accounts where the audited financial statements are reviewed and approved. The auditor is also present at all meetings with the Audit Committee.

When evaluating the independent auditor, emphasis is placed on the firm's competence, capacity, local and international availability and the level of the fee expected.

The auditor submits a management letter to the Audit Committee and the Board following its audit of the Group's and the Company's annual financial statements. The management letter, in addition to describing the audit review, includes an evaluation of the Group's internal control systems.

The Board and the Audit Committee hold regular meetings with the auditor without the presence of management. The auditor also participates in the AGM. Information about the fee paid to the auditor is stated in Note 32 to the Marine Harvest Group financial statements. The independent auditor's remuneration is split between the auditor fee, other authorization services, tax advisory services and other non-audit related services. To the extent that the auditor is providing services beyond the audit, this is discussed separately on case-by-case basis prior to engagement, to ensure that there are no conflict of interest issues. All engagements beyond audit related advieds are aproved by the Chairman of the Audit Committee prior to start up.



BOARD OF DIRECTORS



Chairman of the board

OLE-EIRIK LERØY

(1959)

Mr. Lerøy has broad experience in the seafood industry and was the CEO of Lerøy Seafood Group ASA, a seafood production and distribution company based in Bergen, Norway, from 1991 to 2008, Chairman of the Norwegian Seafood Federation (FHL), a body representing companies within the fisheries and aquaculture sectors in Norway, from 2000 to 2006 and the chairman of the board of the Norwegian Seafood Export Council (NSEC), a body that promotes Norwegian seafood outside Norway, from 1994 to 2000. Mr. Lerøy was Vice Chairman of DNB Supervisory Board 2006-2008. He is the managing director of Framar AS, an investment company and holds various board positions in connection with Framar's investments. Mr. Lerøy is educated at the Norwegian School of Management and is member of the board of the International Groundfish Forum. Mr. Lerøy has been a director of Marine Harvest ASA since 2009.



Vice Chairman,
Chairman of the Audit Committee

LEIF FRODE ONARHEIM

(1934)

Mr. Onarheim was the president and CEO of Nora Sunrose AS and CEO of Nora Industrier ASA, Norway's largest manufacturer of beer, soft drinks and a variety of food products, from 1971 to 1992. Nora merged with Orkla ASA in 1991 and Mr. Onarheim served as chariman of the Board. From 1993 to 1997 he was President/CEO of the Norwegian School of Management. He served as chairman of the Federation of Norwegian Industries from 1997 to 2001 and as a member of the Norwegian Parliament from 2001 to 2004. He has held directorships in various private and governmental enterprises. Mr. Onarheim has a MBA from the Norwegian School of Economics and Business Administration. Mr. Onarheim serves as a member of the Asker Council and is a member of the Executive Committee. Mr. Onarheim has been a director of Marine Harest ASA since 2006. He was a director of Fjord Seafood ASA, a company acquired by Marine Harvest from 2005-2006.



CECILIE FREDRIKSEN

(1983)

Ms. Fredriksen is a member of the board of Northern Offshore Ltd., an operator of offshore oil and gas drilling units and production vessels. Ship Finance International Ltd. (since 2008), a vessel owning company, and Archer Ltd, an oilfield service provider. Ms. Fredriksen holds a degree in Business and Spanish from London Metropolitan University. Ms. Fredriksen has been a director of Marine Harvest ASA since 2008.



MICHAEL PARKER
(1953)

Mr. Parker has over 30 years of general management experience in the food industry, mainly in seafood. He was a board member of the UK government seafood body, Seafish, and is currently active in the UK public affairs consultancy and publishing. Mr. Parker has been the chair of the Grimsby Institute Group, an education provider, since 2012 as well as a member of the Humber Local Enterprise Partnership, a regional group established to promote economic growth, since 2013; Lodestone (Oxford) Ltd., a strategic communication consultancy firm, since 2012 and Brookes Parker Ltd, a consultancy service and investment firm, since 2011. Mr. Parker holds a degree in Business Administration from the University of Bath and was a trustee of the Marine Stewardship Council (from 2000 to 2010). Mr. Parker has been a director of Marine Harvest ASA since 2011.



HEGE SJO
(1968)

Ms. Sjo is a senior advisor at Hermes Fund Management Ltd where she has had positions since 2006. She has held several executive positions at Oslo Børs (Oslo Stock Exchange) including the position as CFO. She holds several directorships including, Wilh. Wilhelmsen ASA, a global maritime industry group (since 2010), Polarcus Ltd, a marine geophysical company specializing in high-end towed steamer data (since 2008), and Norges Bank's Executive Board, the Central Bank of Norway. Ms. Sjo holds a post graduate degree in corporate finance from the Norwegian School of Economics and Business Administration. Ms. Sjo has been a director of Marine Harvest ASA since 2010.



SOLVEIG STRAND
(1961)

Ms. Strand has been the Managing Director of the companies within the Strand Group (since 1999) and was a Parliamentary Secretary for the Norwegian Ministry of Fisheries. She is the managing director and a board member of Havsbryn AS (since 2002), the managing director and board member of Fiskeskjer AS (since 2002) and the chairman of the board of Vasshaugen Invest AS (since 2003). She has also been a member of the county council of Møre og Romsdal and holds a degree in IT and Economics. Ms. Strand has been a director of Marine Harvest ASA since 2006. She was a director of Fjord Seafood ASA, a company acquired by Marine Harvest, from 2004 until 2006.

BOARD OF DIRECTORS



TOR OLAV TRØIM
(1963)

Mr. Trøim has an extensive background as a director and is currently a director and Vice Chairman of Seadrill Ltd, an offshore drilling company, a director and Vice chairman of Golar LNG Ltd, a liquified natural gas shipping company, a director of Golden Ocean Group Ltd, a dry bulk shipping company and Archer Ltd, an oilfield service provider. Mr. Trøim is also chairman of the two NYSE listed companies Golar Partner Ltd and Seadrill Partners Ltd. During his employment in Seatankers Management, he has had positions as CEO in Frontline Management, Seadrill Management and Golar Management. Prior to joining Seatankers Management Ltd. in 1995 Mr. Trøim served as Managing Director and a member of the Board of Directors of DNO AS, a Norwegian oil company. He has also experience as equity portfolio manager for Storebrand ASA. Mr. Trøim has a Master of Science degree from the University of Technology in Trondheim, Norway. Mr Trøim was a director of Marine Harvest ASA from 2005 to 2008 and has been a director since 2012.



Employee representative

STEIN MATHIESEN
(1973)

Mr. Mathiesen began working in the seafood business in 1989 at Domstein and has been working in Marine Harvest since 2007. He is a trained food technician and is currently a Factory Scheduler at Marine Harvest Norway Region West, a position he has held since 2007. Mr. Mathiesen was elected to the board of directors as a representative of the employees. Mr. Mathiesen has been a director of Marine Harvest ASA since 2012.



Employee representative

GEIR-ELLING NYGÅRD
(1966)

Mr. Nygård started at Mowi AS, a seafood company acquired by Marine Harvest, in 1991 and worked at two smaller aquaculture companies prior to joining Mowi. He is currently a Health, Safety and Environment, or HSE, Coordinator in Marine Harvest Norway, a position he has held since 2012. He has a certification in carpentry and has studied HSE at the University of Nordland. Mr. Nygård was elected to the board of directors as a representative of the employees. Mr. Nygåd has been a director of Marine Harvest ASA since 2008.



Employee representative

TURID LANDE SOLHEIM

(1970)

Ms Solheim started in the seafood business in 1993 at Mowi AS, a seafood company acquired by Marine Harvest. She is currently a Production Manager in Marine Harvest Norway Region South, a position she has held since 2011. She studied Economics and Aquaculture at Molde Regional College. Ms Solheim was elected to the board of directors as a representative of the employees. Ms Solheim has been a director of Marine Harvest ASA since 2008.







FINANCIAL STATEMENTS AND NOTES
MARINE HARVEST GROUP

2013

CONTENT

117 Statement of comprehensive income
118 Statement of financial position
120 Statement of cash flow
121 Statement of changes in equity

122 Note 1 General information
123 Note 2 Significant accounting principles
127 Note 3 Accounting estimates
128 Note 4 Business segments
131 Note 5 Business combinations, assets held for sale and discontinued operations
133 Note 6 Biological assets
134 Note 7 Inventory
135 Note 8 Impairment testing
137 Note 9 Intangible assets
138 Note 10 Property, plant and equipment
139 Note 11 Interest-bearing debt
141 Note 12 Financial instruments
145 Note 13 Capital management and risk management
148 Note 14 Remuneration
151 Note 15 Taxes
154 Note 16 Cash
154 Note 17 Trade receivable and other receivables
155 Note 18 Trade payable and other current liabilities
156 Note 19 Secured liabilities and guarantees
156 Note 20 Other non-current liabilities
157 Note 21 Investments in associated companies
158 Note 22 Investments in other shares
158 Note 23 Consolidated entities
161 Note 24 Share capital
163 Note 25 Earnings per share
163 Note 26 Related party transactions
164 Note 27 Contingent liabilities and provisions
164 Note 28 Other operating expenses
165 Note 29 Operating leases
165 Note 30 Reconstructing
166 Note 31 Research and development
166 Note 32 Auditors fee
167 Note 33 Exceptional items
167 Note 34 New IFRS standards
167 Note 35 Subsequent events

STATEMENT OF COMPREHENSIVE INCOME

MARINE HARVEST GROUP

(NOK MILLION)	NOTE	2013	2012	2011
Revenue		19 177.3	15 420.4	15 757.4
Other income		22.1	43.2	375.4
Revenue and other income	4	**19 199.4**	**15 463.5**	**16 132.8**
Cost of materials	2	-9 998.5	-9 666.5	-8 398.6
Fair value uplift on harvested fish	6	-4 323.7	-1 575.8	-3 250.6
Fair value adjustment on biological assets	6	6 118.3	1 926.0	1 736.6
Salary and personnel expenses	14	-2 674.3	-2 418.6	-2 177.8
Other operating expenses	28	-2 581.9	-2 163.6	-2 063.2
Depreciation and amortization	9/10	-762.5	-677.2	-666.7
Provision for onerous contracts	4	-124.7	-6.1	-5.8
Restructuring costs	30	-272.8	-0.8	-21.8
Other non-operational items	27	-74.4	0.0	0.0
Income/loss from associated companies	21	221.8	88.3	-8.5
Impairment losses	8/10	-65.0	-0.5	-67.0
Earnings before financial items (EBIT)		**4 661.8**	**968.7**	**1 209.5**
Interest expenses	12	-640.2	-382.8	-405.8
Net currency effects	12	-311.7	523.3	236.4
Other financial items	12	-252.4	-320.0	342.9
Earnings before taxes		**3 457.4**	**789.2**	**1 382.9**
Income taxes	15	-1 026.8	-376.5	-261.7
Net earnings from continuing operations		**2 430.6**	**412.6**	**1 121.2**
Profit after tax from discontinued operations/assets held for sale	5	91.9	0.0	0.0
Profit or loss for the year		**2 522.5**	**412.6**	**1 121.2**
Other comprehensive income				
Change in fair value of cash flow hedges	12	-44.3	-113.5	-141.1
Income tax effect fair value of cash flow hedges	15	13.7	31.1	38.5
Currency translation differences		630.4	-325.8	88.7
Currency translation differences non-controlling interests		4.9	-4.0	-0.3
Total items to be reclassified to profit and loss in subsequent periods		**604.7**	**-412.2**	**-16.2**
Actuarial gains (losses) on defined benefit plans		-27.0	0.0	0.0
Income tax effect actuarial gains (losses)		5.1	0.0	0.0
Currency translation actuarial gains (losses)		-1.6	0.0	0.0
Other gains and losses in comprehensive income		0.0	3.5	-8.0
Total items not to be reclassified to profit and loss		**-23.5**	**3.5**	**-8.0**
Total other comprehensive income		**581.2**	**-408.7**	**-24.2**
Comprehensive income for the year		**3 103.7**	**3.9**	**1 097.0**
Profit or loss for the year attributable to				
Non-controlling interests		7.4	4.0	5.5
Owners of Marine Harvest ASA		2 515.1	408.6	1 115.7
Comprehensive income for the year attributable to				
Non-controlling interests		12.3	0.0	5.2
Owners of Marine Harvest ASA		3 091.4	3.9	1 091.8
Earnings per share - basic and diluted (NOK)	25	**0.67**	**0.11**	**0.31**

STATEMENT OF FINANCIAL POSITION

MARINE HARVEST GROUP (NOK MILLION)	NOTE	2013	2012	2011
ASSETS				
Non-current assets				
Licenses	9	6 036.1	5 435.4	5 577.5
Goodwill	9	2 374.9	2 115.5	2 146.1
Deferred tax assets	15	178.8	73.9	160.1
Other intangible assets	9	188.4	114.2	123.1
Total intangible assets		**8 778.3**	**7 738.9**	**8 006.8**
Property, plant and equipment	10	6 677.2	4 111.9	4 167.5
Investments in associated companies	21	900.4	647.3	624.4
Other shares	22	132.1	1 008.6	92.1
Other non-current assets		8.8	73.2	25.8
Total non-current assets		**16 496.9**	**13 579.9**	**12 916.6**
Current assets				
Inventory	7	1 751.1	819.7	783.0
Biological assets	6	9 536.6	6 207.9	6 285.2
Trade receivables	17	3 191.4	1 782.0	1 914.9
Other receivables	17	1 086.5	592.7	609.8
Restricted cash	16	167.1	89.3	66.0
Cash in bank	16	439.1	246.0	213.1
Total current assets		**16 171.8**	**9 737.5**	**9 872.0**
Assets held for sale		1 059.1	-	-
Total assets		**33 727.7**	**23 317.4**	**22 788.5**

MARINE HARVEST GROUP

(NOK MILLION)	NOTE	2013	2012	2011
EQUITY AND LIABILITIES				
Equity				
Share capital and reserves attributable to owners of Marine Harvest ASA	24	16 318.5	11 619.7	10 766.3
Non-controlling interests	23	27.8	69.0	75.8
Total equity		**16 346.3**	**11 688.7**	**10 842.2**
Non-current liabilities				
Deferred tax liabilities	15	3 365.0	2 543.7	2 351.9
Non-current interest-bearing debt	11	7 710.2	5 338.5	6 589.4
Other non-current liabilities	20	976.2	414.7	99.3
Total non-current liabilities		**12 051.3**	**8 296.9**	**9 040.7**
Current liabilities				
Current tax liabilities	15	252.6	26.2	86.6
Current interest-bearing debt	11	686.7	377.8	157.0
Trade payables	18	2 232.6	1 452.5	1 481.8
Other current liabilities	18	1 967.7	1 475.4	1 180.3
Total current liabilities		**5 139.6**	**3 331.9**	**2 905.7**
Liabilities held for sale		190.5	-	-
Total equity and liabilities		**33 727.7**	**23 317.4**	**22 788.5**

OSLO, APRIL 29, 2014

Ole-Eirik Lerøy
CHAIRMAN OF THE BOARD

Leif Frode Onarheim
VICE CHAIRMAN OF THE BOARD

Cecilie Fredriksen

Michael Parker

Hege Sjo

Solveig Strand

Tor Olav Trøim

Stein Mathiesen

Geir Elling Nygård

Turid Lande Solheim

Alf-Helge Aarskog
CHIEF EXECUTIVE OFFICER

STATEMENT OF CASH FLOW

MARINE HARVEST GROUP

(NOK MILLION)	NOTE	2013	2012	2011
Cash flow from operations				
Earnings before taxes		3 457.4	789.2	1 382.9
Interest expense		640.2	382.8	405.8
Currency effects		311.7	- 523.3	- 236.4
Other financial items		252.4	320.0	- 342.9
Impairment losses and depreciation	10	827.5	677.7	733.7
Fair value adjustment on biological assets and onerous contracts	6	-1 669.9	- 344.1	1 519.7
Gain/loss on disposal of assets		- 5.6	- 6.6	- 44.3
Associated companies	21	- 221.8	- 88.3	8.5
Taxes paid	15	- 115.5	- 122.8	- 86.0
Change in inventory, trade payables and trade receivables		-1 748.8	472.4	- 523.4
Restructuring and other non-operational items		308.1	- 15.0	5.0
Other adjustments		- 12.7	10.9	- 24.6
Cash flow from operations		**2 023.0**	**1 552.9**	**2 798.0**
Cash flow from investments				
Proceeds from sale of fixed assets		66.0	70.6	68.6
Payments made for purchase of fixed assets	4	-1 967.6	- 732.9	-1 054.9
Proceeds from sale of shares and other investments		262.1	124.3	77.2
Purchase of shares and other investments [1]		- 833.8	- 519.6	- 215.0
Cash flow from investments		**-2 473.3**	**-1 057.6**	**-1 124.1**
Cash flow from financing				
Proceeds from convertible bond	11	2 670.4	-	-
Proceeds from new interest-bearing debt (current and non-current)	11	4 125.5	12.2	3 125.0
Down payment of interest-bearing debt (current and non-current)	11	-5 053.5	- 796.6	-1 894.7
Interest received		40.9	56.2	13.1
Interest paid		- 572.2	- 358.5	- 361.7
Realized currency effects		246.3	209.9	251.6
Equity paid-in		0.0	425.0	42.1
Dividends paid to owners of Marine Harvest ASA		- 825.3	0.0	-2 878.5
Dividends paid to non-controlling interests		- 0.4	-	-
Transactions with treasury shares		0.2	-	- 2.8
Cash flow from financing		**631.9**	**- 451.8**	**-1 705.9**
Currency effects on cash		11.4	- 10.6	1.0
Net change in cash in period		**193.0**	**32.9**	**- 31.0**
Cash - opening balance		246.1	213.2	244.2
Net change in cash in period		193.0	32.9	- 31.0
Cash - closing balance total	16	**439.1**	**246.0**	**213.1**

[1] Net of cash received September 30, 2013 from the Morpol-acquisition: NOK 275.9 million

STATEMENT OF CHANGES IN EQUITY

MARINE HARVEST GROUP

(NOK MILLION)

2013	ATTRIBUTABLE TO OWNER'S OF MARINE HARVEST ASA: SHARE CAPITAL	SHARE PREMIUM	CASH FLOW HEDGE RESERVE	SHARE BASED PAYMENT	FOREIGN CURRENCY TRANSLATION RESERVE	OTHER EQUITY	TOTAL	NON-CONTROLLING INTEREST	TOTAL EQUITY
Equity 01.01.13	**2 811.3**	**779.0**	**88.9**	**-**	**- 781.7**	**8 722.2**	**11 619.7**	**69.0**	**11 688.7**
Comprehensive income									
Profit	–	–	–	–	–	2 515.1	2 515.1	7.4	2 522.5
Other comprehensive income	–	–	- 30.6	–	631.0	- 24.2	576.2	4.9	581.1
Transactions with owners									
Issue of shares	266.6	2 175.6	–	–	–	–	2 442.2	–	2 442.2
Share based payment	–	–	–	8.4	–	–	8.4	–	8.4
Acquisition of non-controlling interests	–	–	–	–	–	–	-	- 74.1	- 74.1
Dividends	–	–	–	–	–	- 843.3	- 843.3	- 0.4	- 843.7
Transactions with treasury shares	–	–	–	–	–	0.2	0.2	–	0.2
Non-controlling interest arising from business combination	–	–	–	–	–	–	-	21.0	21.0
Total equity 31.12.13	**3 077.9**	**2 954.6**	**58.3**	**8.4**	**- 150.7**	**10 370.0**	**16 318.5**	**27.8**	**16 346.3**

MARINE HARVEST GROUP

(NOK MILLION)

2012	ATTRIBUTABLE TO OWNER'S OF MARINE HARVEST ASA: SHARE CAPITAL	SHARE PREMIUM	CASH FLOW HEDGE RESERVE	SHARE BASED PAYMENT	FOREIGN CURRENCY TRANSLATION RESERVE	OTHER EQUITY	TOTAL	NON-CONTROLLING INTEREST	TOTAL EQUITY
Equity 01.01.12	**2 685.9**	**54.9**	**171.5**	**–**	**- 436.1**	**8 290.2**	**10 766.4**	**75.8**	**10 842.2**
Comprehensive income									
Profit	–	–	–	–	–	408.5	408.5	4.1	412.6
Other comprehensive income	–	–	- 82.6	–	- 345.6	23.5	- 404.7	- 4.0	- 408.7
Transactions with owners									
Issue of shares	125.4	724.1	–	–	–	–	849.5	–	849.5
Acquisition of non-controlling interests	–	–	–	–	–	–	-	- 6.9	- 6.9
Total equity 31.12.12	**2 811.3**	**779.0**	**88.9**	**–**	**- 781.7**	**8 722.2**	**11 619.7**	**69.0**	**11 688.7**

MARINE HARVEST GROUP

(NOK MILLION)

2011	ATTRIBUTABLE TO OWNER'S OF MARINE HARVEST ASA SHARE CAPITAL	SHARE PREMIUM	CASH FLOW HEDGE RESERVE	SHARE BASED PAYMENT	FOREIGN CURRENCY TRANSLATION RESERVE	OTHER EQUITY	TOTAL	NON-CONTROLLING INTEREST	TOTAL EQUITY
Equity 01.01.11	2 681.2	17.5	275.3	-	- 403.4	9 929.4	12 500.0	70.6	12 570.6
Comprehensive income									
Profit	-	-	-	-	-	1 115.7	1 115.7	5.5	1 121.2
Other comprehensive income	-	-	- 103.8	-	- 32.7	112.6	- 23.9	- 0.3	- 24.2
Transactions with owners									
Acquistion of treasury shares	-	-	-	-	-	- 2.8	- 2.8	-	- 2.8
Issue of shares related to share price based incentive scheme	4.7	37.4	-	-	-	-	42.1	-	42.1
Dividend	-	-	-	-	-	-2 864.7	-2 864.7	-	-2 864.7
Total equity 31.12.11	2 685.9	54.9	171.5	-	- 436.1	8 290.2	10 766.4	75.8	10 842.2

NOTE 1 - GENERAL INFORMATION

Marine Harvest ASA is a Norwegian company headquartered at Sandviksboder 77A/B 5035 Bergen. Marine Harvest ASA is a publicly listed company on the Oslo Stock Exchange, and the ticker is MHG. Marine Harvest ASA has as of January 28, 2014 a secondary listing on the New York Stock Exchange for trading of American Depositary Receipts (ADRs), with the ticker symbol MHG.

The Group's operations and its operating activities are described in note 4. Marine Harvest has operations in 22 countries and has structured the majority of its operations in two business areas: Farming and Sales and Marketing. The Group's farming activities are located in Norway, Scotland, Canada, Chile, Ireland and the Faroe Islands. Sales and Marketing comprises the global sales organization, in addition to MH VAP Europe, Morpol Processing and Ducktrap, the US smoked fish operations in Belfast, Maine. Due to sustained losses over time, the Chilean smoked fish operation was closed in the third quarter of 2013.

The financial statements are presented in NOK, and all figures are presented in millions, unless otherwise stated. Group companies have their national currency as their functional currency, except for companies in Singapore, Chile and Vietnam, where USD is the functional currency. The parent company has NOK as its functional currency.

Comparable figures for two years are presented.

The financial statements were authorized for issue by the Board of Directors on April 23, 2014.

NOTE 2 - SIGNIFICANT ACCOUNTING PRINCIPLES

The principal accounting policies applied in the preparation of these consolidated financial statements are described below. These policies have been consistently applied to all periods presented.

STATEMENT OF COMPLIANCE AND BASIS OF PREPARATION

As of December 31, 2013, 2012, and 2011, the consolidated financial statements of Marine Harvest ASA and its subsidiaries ("the Group" or "Marine Harvest") have been prepared in accordance with International Financial Reporting Standards (IFRS) and the interpretations as issued by the International Accounting Standards Board (IASB) as endorsed by the EU (EU-IFRS). In compliance with the Norwegian Accounting Act, additional disclosure requirements are included in the notes to the financial statements of Marine Harvest ASA.

New standards and amendments adopted by the Group in 2013 are described in Note 34. At the end of 2013, new standards and changes to existing standards and interpretations have been enacted but are not yet effective. Relevant effects for Marine Harvest are further described in Note 34.

The consolidated financial statements have been prepared on the historical cost basis, except when IFRS requires recognition at fair value. This relates to the measurement of certain financial instruments and valuation of biomass as further described below. The reporting period follows the calendar year.

CONSOLIDATION

Consolidated financial statements present the Group's financial position, comprehensive income, changes in equity and cash flow. All intragroup transactions, receivables and liabilities are eliminated. Unrealized gains from intragroup transactions are eliminated. Unrealized losses from intragroup transactions are also eliminated, but are considered an impairment indicator of the asset transferred.

Subsidiaries

The Group's consolidated financial statements comprise the financial statements of companies in which the parent company or subsidiaries have direct or indirect controlling interest. A controlling interest (normally ownership above 50%) is obtained when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

Investment in associated companies

Associated companies are companies in which the Group has a significant non-controlling interest (normally ownership of 20–50%). Associated companies are included in the Group's financial statements following the equity method.

FOREIGN CURRENCY TRANSLATION

The financial statements for the Group are presented in NOK, which is the functional currency of the parent company. The functional currency of the subsidiaries is their local currency, with the exception of the subsidiaries in Chile, Singapore and Vietnam, which use USD as their functional currency.

Translation of foreign subsidiaries to presentation currency

Profit or loss transactions in foreign subsidiaries are translated using the average exchange rate for the reporting period, unless the exchange rates in the period have fluctuated significantly, in which case the exchange rates at the dates of the transactions are applied. Assets and liabilities of foreign subsidiaries are translated at the exchange rate at the end of the reporting period.

Transactions in foreign currencies

Foreign currency transactions are translated using the currency rate at the time of the transaction. Receivables, debt and other monetary items in foreign currency are measured at the currency rate at the end of the reporting period and the translation differences are recognized in profit or loss. Other assets and debt in foreign currencies are translated at the currency rate on the transaction date.

FINANCIAL INSTRUMENTS - INITIAL AND SUBSEQUENT MEASUREMENT

Financial assets in Marine Harvest are classified into the following categories:

- Loans and receivables
- Financial instruments at fair value through profit or loss
- Financial derivatives designed as hedging instruments that qualify for hedge accounting

The classification depends on the nature and the purpose of the financial instrument and is determined at the time of initial recognition. Subsequent measurement of financial instruments depends on their classification in the specified categories.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial measurement, such financial assets are subsequently measured at amortized cost using the effective interest rate (EIR) method, less impairment. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is presented as finance income in the statement of comprehensive income. Any losses arising from impairment are presented in the statement of comprehensive income as finance costs for loans and as sales costs or other operating expenses for receivables.

Fair value through profit or loss

Financial instruments at fair value through profit or loss include:

- Financial instruments held for trading
- Financial instruments designated upon initial recognition at fair value through profit or loss

Financial assets are classified as held for trading if they are acquired for the purpose of selling or repurchasing in the near term. This category includes derivative financial instruments that are not designated as hedging instruments that qualify for hedge accounting.

Financial instruments at "fair value through profit or loss" are recognized in the statement of financial position at fair value, with changes in the fair value recognized in profit or loss as financial items. Marine Harvest has designated investments in other shares listed on the stock exchange into this category.

Impairment of financial assets

Financial assets, other than those subsequently measured at fair value, are assessed for indicators of impairment. Financial assets are considered to be impaired when there is objective evidence that the estimated future cash flow of the investment will be negatively affected.

FINANCIAL LIABILITIES - INITIAL AND SUBSEQUENT MEASUREMENT
Financial liabilities in Marine Harvest are classified into the following categories:

- Loans and borrowings
- Financial instruments at fair value through profit or loss
- Financial derivatives designed as hedging instruments that qualify for hedge accounting

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs.

Loans and borrowings
After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is presented as finance costs in the statement of comprehensive income.

All financial instruments are recognized in the statement of financial position when the Group becomes a party to the contractual provisions of the instrument. At initial recognition, an assessment is made as to whether a financial instrument shall be accounted for as a financial liability, a financial asset or an equity instrument, based on the substance of the contractual instrument. The terms of a non-derivative financial instrument are evaluated to determine whether the instrument contains a liability and an equity component, and such components are classified separately as financial liabilities, financial assets or equity instruments as appropriate. When a non-derivative financial instrument contains an embedded derivative that would have met the definition of a derivative instrument as a separate instrument, that embedded derivative is separated from the host contract and is accounted for as a freestanding derivative instrument, if the economic characteristics and risk of the embedded derivative are not closely related to that of the host contract. Multiple embedded derivatives in a single instrument are treated as a single compound instrument if the embedded derivatives relate to the same risk exposures and are not readily separable and independant of each other.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of the financial instruments that are traded in active markets at each reporting date is determined by reference to quoted market prices or dealer price quotations, without any deduction for transaction costs. For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques.

OFFSETTING FINANCIAL INSTRUMENTS
Financial assets and liabilities are offset and the net amount recognized in the statement of financial position only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING
The Group uses derivative financial instruments, such as forward currency contracts and interest rate swaps, to hedge its foreign currency risks and interest rate risks. The Group trades in salmon derivatives, both as an operational activity and a financial activity. Operational trading of salmon derivatives is presented as other operating income, while financial trading of salmon derivatives is presented as other financial items. Derivative financial instruments are recognized at fair value. Derivatives are presented as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Gains or losses at expiration as well as unrealized changes in fair value on derivatives are recognized in profit or loss, except for cash flow hedges.

Cash flow hedges
The effective portion of the gain or loss on hedging instruments is recognized directly in other comprehensive income as a cash flow hedge reserve, while any ineffective portion is recognized immediately in profit and loss. The Group uses forward currency contracts to hedge its exposure to foreign currency risk in forecast transactions and firm commitments, and also uses interest rate swaps to hedge its exposure to floating interest rates. The ineffective portion relating to foreign currency contracts and interest rate swaps is recognized in financial items.

Amounts recognized as other comprehensive income are transferred to profit or loss when the hedged transaction affects profit or loss, such as when the hedged financial income or financial expense is recognized or when a forecast sale occurs.

If the forecasted transaction or firm commitment is no longer expected to occur, the cumulative gain or loss previously recognized in other comprehensive income is transferred to the statement of comprehensive income. If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked, any cumulative gain or loss previously recognized in other comprehensive income remains in other comprehensive income until the forecast transaction or firm commitment affects profit or loss.

REVENUE RECOGNITION
Sale of fish products
Revenue for the Group is related to sales of fish and elaborated fish products. Sales of fish and elaborated fish products are recognized when the significant risk associated with these products has been transferred to the customer, which is normally on delivery.

Biomass
Changes in the estimated fair value of biomass are recognized in profit or loss. The fair value adjustment is classified on two separate lines: "fair value uplift on harvested fish" and "fair value adjustment on biological assets". The change in fair value adjustment is calculated as the change in fair value of the biomass less the change in accumulated cost of production for the biomass. The fair value uplift on harvested fish is the release from stock of the fair value adjustment related to the fish harvested in the period.

Interest income
For all financial instruments measured at amortized cost, interest income is recorded using the effective interest rate (EIR). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Interest income is included in finance income in the income statement.

Dividends
Revenue is recognized when the Group's right to receive the payment is established, which is generally when the dividend is approved.

GOVERNMENT GRANTS
Government grants are recognized where there is reasonable assurance that the grant will be received and where the company will be in compliance with all attached conditions. When the grant relates to an expense item, it is recognized as income on a systematic basis over the periods that the costs, which it is intended to compensate, are expensed. When the grant relates to an asset, it is recognized as income in equal amounts over the expected useful life of the related asset.

GOODWILL AND LICENSES

Goodwill

Goodwill is initially measured at cost, and is the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed through a business combination.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill has been allocated to a cash-generating unit and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in such circumstance is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained.
Goodwill is tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of each cash-generating unit (CGU) (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

Other intangible assets (licenses)

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is their fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses. The useful lives of intangible assets are assessed as either finite or indefinite. The value of licenses acquired by Marine Harvest (mainly licenses for salmon farming) in Norway, Chile, Ireland, the Faroe Islands, Scotland and Canada are considered indefinite. Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually as at December 31 and when circumstances indicate that the carrying value may be impaired, either individually or at the cash-generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be appropriate. If not, the change in useful life from indefinite to finite is made on a prospective basis.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are measured at acquisition cost less accumulated depreciation and any impairment. Costs associated with normal maintenance and repairs are expensed as incurred. Costs of major replacements and renewals that substantially extend the economic life and functionality of the asset are capitalized. Assets are normally considered property, plant and equipment if the useful economic life exceeds one year. Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset form part of the cost of that asset. Straight-line depreciation is applied over the useful life of property, plant and equipment, based on the asset's historical cost and estimated residual value at disposal. If a substantial part of an asset has an individual and different useful life, this part is depreciated separately. The asset's residual value and useful life is evaluated annually. The gain or loss arising from the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset.

At the end of the reporting period, the carrying amounts of the Group's assets are reviewed to determine whether there are indications that specific assets have suffered an impairment loss. If such indications exist, the recoverable amount of the asset is estimated in order to determine the extent of net present value of discounted cash flows (value in use).

IMPAIRMENT OF NON-CURRENT ASSETS

Anually or upon indication, each CGU is tested for impairment.
If the recoverable amount of a cash-generating unit is estimated to be less than the carrying amount of the net assets of the cash-generating unit, impairment to the recoverable amount is recognized. If impairment is required, goodwill is written down first, thereafter other intangible assets. If further impairment is required, other fixed assets will be written down.

Impairment losses recognized in previous periods are reversed if the recoverable amount in a later period exceeds the carrying amount. The reversal will not exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years.

LEASING

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. The arrangement is assessed for whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset or assets, even if that right is not explicitly specified in the arrangement.

Finance leases that transfer substantially all the risks and benefits incidental to ownership of the leased item to the Group, are capitalized at the commencement of the lease at the fair value of the leased assets or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are presented as finance costs in the statement of comprehensive income.

A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.

Operating lease payments are recognized as an operating expense in the statement of comprehensive income on a straight-line basis over the lease term.

INVENTORY

Inventories mainly comprise of feed, goods in progress, packaging materials and finished goods. Inventories of goods are measured at the lower of cost and net realizable value.

The cost of finished goods includes direct material costs, direct personnel expenses, and indirect processing costs (full production cost). Interest costs are not included in the inventory value. The cost price of purchased goods is the actual purchase price. The cost is based on the principle of first-in first-out, except for feed and value-added-products, where weighted average is used.

If fish farmed by the Group is included in inventory as raw material for further processing in one of the Groups processing entities, such fish is included in inventory at fair value.

BIOLOGICAL ASSETS

Biological assets comprise eggs, juveniles, smolt and fish in the sea. Biological assets are, in accordance with IAS 41 and IFRS 13, measured at fair value less cost to sell, unless the fair value cannot be measured reliably. Broodstock and smolt are measured at cost less impairment losses. For live fish below 1 kg, cost is an approximation to fair value. Biomass between 1 kg and 4 kg is measured at fair value less cost to sell, including a proportionate expected net profit at harvest. Live fish above 4 kg are measured to net value.

Effective markets for sale of live fish do not exist, so the valuation of live fish under IAS 41 implies establishment of an estimated fair value of the fish in a hypothetical market. The calculation of the estimated fair value is based on market prices for harvested fish and adjusted for estimated differences in accordance with IAS 41.18 b). The prices are reduced for harvesting costs and freight costs to market, to arrive at a net value back to farm. The valuation reflects the expected quality grading and size distribution. The valuation is completed for each business unit and is based on biomass in sea for each seawater site and the estimated market price in each market derived from the development in contracts as well as spot prices. Where reliable forward prices are available, those have been included in the estimation. The change in estimated fair value is recognized in profit or loss on a continuous basis, and is classified separately. At harvest, the fair value adjustment is classified as fair value uplift on harvested fish.

ONEROUS CONTRACTS

At each reporting date, management assesses if there are contracts in which the unavoidable costs of meeting the obligation under the contract exceed the economic benefits expected to be received. Fair value adjustment of biological assets is included in the unavoidable cost. A provision is recorded by estimating the present obligation under the contract.

NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

The Group classifies non-current assets and disposal groups as held for sale or for distribution to equity holders of the parent if their carrying amounts will be recovered principally through a sale or distribution rather than through continuing use. Such non-current assets and disposal groups classified as held for sale or as held for distribution are measured at the lower of their carrying amount and fair value less costs to sell or to distribute. Costs to distribute are the incremental costs directly attributable to the distribution, excluding the finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the sale with be withdrawn. Management must be committed to the sale expected within one year from the date of the classification. Similar considerations apply to assets or a disposal group held for distribution.

Property, plant and equipment and intangible assets are not depreciated or amortized once classified as held for sale or as held for distribution.

Assets and liabilities classified as held for sale or for distribution are presented separately as current items in the statement of financial position.

A disposal group qualifies as a discontinued operation if it is:

- A component of the Group that is a CGU or a group of CGUs
- Classified as held for sale or distribution or already disposed in such a way, or
- A major line of business or major geographical area

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the statement of profit or loss.

TAXES

Income taxes comprise taxes on the taxable profit for the year, changes in deferred taxes and any adjustments in prior year's taxes. Taxes on transactions that are recorded in other comprehensive income or directly in equity do not form part of the tax expense in profit and loss.

Tax payable is calculated using the nominal tax rate for the relevant tax jurisdiction at the end of the reporting period.

Deferred tax is calculated on the basis of temporary differences between accounting and taxation values at the close of the accounting year. Deferred tax assets arise from temporary differences that give rise to future tax deductions. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses, can be utilized.

Tax increasing and tax decreasing temporary differences are offset against each other to the extent that the taxes can be netted within one tax regime.

PROVISIONS

A provision is recognized if the company has a legal or constructive obligation related to a past event, and it is likely that the obligation will lead to a financial outflow for the company. Long-term provisions are valued based on discounted expected cash flows.

RESTRUCTURING COSTS

Provisions for restructuring costs will be recognized if the company has, within the end of the reporting period, published or started a restructuring plan, which identifies what parts of the company, and approximately how many employees will be affected, the actions that will be taken, and when the plan will be implemented. Provisions are recognized only for costs that cannot be associated with future earnings. Costs related to restructuring are classified on a separate line in the statement of profit or loss.

SHARE-BASED BONUS SCHEMES

The Group has a share price based bonus scheme from 2011, which will be settled in cash. The fair value of the program is recognized as a payroll expense and a liability. The fair value of the allotment is measured at the end of each reporting period and accrued over the period until the employees have earned an unconditional right to receive it.

The Group has a share price based bonus scheme from 2012 and 2013, which can be settled in shares (equity settlement). The cost of equity-settled transactions is recognized as a payroll expense over the vesting period. The cumulative expense is recognized in other equity reserves within equity.

CASH FLOW STATEMENT AND CASH

The cash flow statement is prepared in accordance with the indirect method. Cash comprises cash and bank deposits, except restricted funds.

NOTE 3 - ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make accounting estimates and judgments that affect the recognized amounts of assets and liabilities, income and expenses. The estimates and underlying assumptions are based on past experience and information perceived to be relevant and probable when the judgments are made. Estimates are reviewed on an on-going basis and actual values and results may deviate from these estimates. Adjustments to accounting estimates are recognized in the period in which the estimates are revised.

INTANGIBLE ASSETS - GOODWILL AND FARMING LICENSES

The annual impairment test on intangible assets is based on a discounted cash flow model per cash-generating unit (CGU). The cash flows used in the calculations represent management's best estimate at the time of reporting. The assumptions used rest on uncertainty with regard to product prices, input prices, biological performance and future regulatory frameworks. Costs can normally be estimated with a higher degree of accuracy than income. As profitability in the salmon farming industry historically has been very volatile, depending on developments in the price of salmon, Marine Harvest uses budgets and long-term plans for the first four years of the analysis, but returns to long-term historic averages for profitability in the fifth year and terminal value.

The WACC model is used for estimating the discount rate. The input data for the model is updated every year for the annual impairment test. The choice of input data for the model significantly influences the outcome of the model, and to ensure that there is as little uncertainty as possible with regards to the calculation of the WACC, third-party sources are used where available (interest, inflation, beta). The WACC is calculated separately for the different geographic CGUs. Indications of impairment that initiate testing beyond the year-end test include a significant reduction in the profitability of the CGU compared to previous periods, negative deviations from budgets, changes in the use of assets, market changes and regulatory changes.

For further information about uncertainty in the valuation of intangible assets and impairment testing, please refer to note 8, Impairment testing. Note 9, Intangible assets, illustrates the distribution of intangible assets in the Group.

BIOLOGICAL ASSETS

Biological assets comprise eggs, juveniles, smolt and fish in the sea. These assets are measured at fair value less cost to sell, unless the fair value cannot be measured reliably. The estimation of the fair value relies on a series of uncertain assumptions, e.g., biomass volume, biomass quality, size distribution, market prices and costs.

Marine Harvest measures all deviations in biomass volume compared to estimates when a site is harvested out. Except for situations where there has been an incident causing mass mortality, particularly early in the cycle, combined with inability to count and weigh fish after the event in fear of stressing the fish additionally, the volume deviations are normally minor. Similarly, excluding the effects of soft flesh and melanin, the quality of the fish can normally be estimated with a relatively high degree of accuracy. Categorization of quality is normally set per country based on averages but can be set individually per site when needed. The size distribution shows some degree of variation but normally not to an extent that significantly changes the estimated value of the biomass (the value of two fish at 5 kg is very similar to the value of two fish weighing 4 kg and 6 kg, respectively).

The accumulated cost of the fish per kilogram will only deviate from the estimate if the volume is different than the estimate. For the estimation of future costs, there is uncertainty with regard to feed prices, other input costs and biological development. Marine Harvest measures cost deviations vs. budget as part of the follow up of business units. Excluding special situations (incidents etc.), the deviations in costs vs budgets are normally limited for a group of sites, although individual sites might show deviations. The estimation of costs influences the biomass value through the recognized fair value adjustment in the statements of comprehensive income and financial position (calculated as fair value less accumulated biological costs).

The key element in the estimation of fair value is the assumed market price.

The assumed market price is the price at the measurement date that Marine Harvest expects to receive on the future date when the live fish is harvested. The Company derives these prices from a variety of sources, normally a combination of the prices achieved in the previous month and the contracts most recently entered into. For salmon of Norwegian origin, quoted forward prices (Fishpool) are also included in the estimation. The introduction of third-party forward prices as part of the price basket improves the reliability of the price estimation, but a major part of the basis for the price estimate is still historical price achievement, which may not be a good proxy for the future price.

For further information about biological asset values please refer to note 6, Biological assets.

NOTE 4 - BUSINESS SEGMENTS

For management purposes, Marine Harvest is organized in two business areas, Farming and Sales and Marketing. Farming is a separate reportable segment, while the business area Sales and Marketing is divided in three reportable segments, Market, MH VAP Europe and Morpol Processing. Fish Feed production will be a separate business area when the operational activity starts.

Operating segments are components of a business that are regularly reviewed by the chief operating decision makers for the purpose of assessing performance and allocating resources. The Group Management Team is the Group's chief operating decision makers.

The Business Area Farming, consists of the farming operating components in Norway, Scotland, Canada, Chile, Ireland and the Faroe Islands. These components due to similar production processes, correlation in both input and market prices, in addition to similar biological risk factors are considered to have similar economic characteristics and the farming business is therefore aggregatedt into one reportable segment.

The Busness Area Sales and Marketing consists of processing and markets components for in Americas, Asia and Europe, MH VAP Europe and Morpol Processing. The processing and markets components in Americas, Asia and Europe are considered to have same similar economic characteristics, and the Market business is therefore presented as one reportable segment while MH VAP Europe and Morpol Processing are presented as two separate reportable segments.

The reportable segment "other" consists of corporate functions and holding companies in addition to Sterling White Halibut and operating cost related to the building of the Fish Feed factory.

The performance of the segments is monitored to reach the overall objective of maximizing the operational EBIT per kg and margins. Consequently, reporting is focused towards measuring and illustrating the overall profitability of harvested volume based on source of origin (operational EBIT/kg) and operational EBIT margin for MH VAP Europe and Morpol Processing. Legal entities with activities in both Farming and Marketing do not split their financial items or their statement of financial position. Gross investments in these entities are reported as Farming-activities.

The pricing principle between the two business areas is based on market reference prices for spot sale, while contracts are on market terms, with the target for Sales and Marketing to maximize profit beyond these terms.

The same accounting principles as described for the consolidated financial statements have been applied for the segment reporting. Intersegment transfers or transactions are entered into under normal commercial terms and conditions, and the measurement used in the segment reporting is the same as used for the third parties transactions.

KEY SEGMENT FIGURES
(NOK MILLION)
BUSINESS AREAS

2013	FARMING	SALES AND MARKETING MARKET	VAP EUROPE	MORPOL PROCESSING	OTHER	ELIMINATIONS	TOTAL
External revenue	500.8	13 130.7	4 280.8	1 264.9	52.4	-	19 229.6
Internal revenue	12 391.5	1 931.6	61.6	91.8	162.6	-14 639.1	0.0
Operational revenue	**12 892.3**	**15 062.2**	**4 342.4**	**1 356.7**	**215.0**	**-14 639.1**	**19 229.6**
Change in unrealized salmon derivatives	-	-	-	-	- 30.2	-	- 30.2
Revenue in profit and loss	**12 892.3**	**15 062.2**	**4 342.4**	**1 356.7**	**184.8**	**-14 639.1**	**19 199.4**
Operational EBITDA	**3 623.7**	**363.0**	**21.2**	**97.6**	**- 130.6**	**-**	**3 974.9**
Operational EBIT	**3 001.1**	**346.3**	**- 57.7**	**62.6**	**- 139.9**	**-**	**3 212.4**
Change in unrealized salmon derivatives	-	-	-	-	- 30.2	-	- 30.2
Fair value on harvested fish	-4 323.7	-	-	-	0.0	-	-4 323.7
Fair value adjustment on biological assets	6 141.7	-	-	-30.8	7.3	-	6 118.3
Onerous contracts provision	- 124.7	-	-	-	-	-	- 124.7
Restructuring cost	- 4.3	- 32.7	- 235.7	-	-	-	- 272.8
Other non-operational items	- 74.4	-	-	-	-	-	- 74.4
Income from associated companies	221.8	-	-	-	-	-	221.8
Impairment losses	- 6.8	- 9.7	- 40.6	- 7.7	- 0.2	-	- 65.0
EBIT	**4 830.8**	**303.9**	**- 334.0**	**24.1**	**- 163.0**	**-**	**4 661.8**
Gross investments	929.1	67.0	158.2	80.5	732.6	–	1 967.6
Number of employees 31.12 (FTE)	3 238	1 252	2 320	3 780	86	–	10 676

2012	FARMING	MARKET	VAP EUROPE	MORPOL PROCESSING	OTHER	ELIMINATIONS	TOTAL
External revenue	403.4	11 156.3	3 927.2	–	82.5	–	15 569.3
Internal revenue	10 206.1	1 550.0	16.9	–	48.7	-11 821.7	0.0
Operational revenue	**10 609.5**	**12 706.3**	**3 944.1**	**–**	**131.1**	**-11 821.7**	**15 569.3**
Change in unrealized salmon derivatives	–	–	–	–	- 105.8	–	- 105.8
Revenue in profit and loss	**10 609.5**	**12 706.3**	**3 944.1**	**–**	**25.4**	**-11 821.7**	**15 463.5**
Operational EBITDA	**997.8**	**356.0**	**80.0**	**–**	**- 113.2**	**–**	**1 320.6**
Operational EBIT	**415.1**	**344.2**	**5.8**	**–**	**- 121.7**	**–**	**643.4**
Change in unrealized salmon derivatives	–	–	–	–	- 105.8	–	- 105.8
Fair value on harvested fish	-1 575.8	–	–	–	0.0	–	-1 575.8
Fair value adjustment on biological assets	1 934.8	–	–	–	- 8.8	–	1 926.0
Onerous contracts provision	- 6.1	–	–	–	0.0	–	- 6.1
Restructuring cost	- 0.8	–	–	–	0.0	–	- 0.8
Income from associated companies	85.4	–	2.9	–	0.0	–	88.3
Impairment losses	1.1	–	- 1.6	–	0.0	–	- 0.5
EBIT	**853.7**	**344.2**	**7.1**	**–**	**- 236.3**	**–**	**968.7**
Gross investments	620.0	22.0	85.7	–	5.1	–	732.9
Number of employees 31.12 (FTE)	3 263	819	2 236	–	71	–	6 389

KEY SEGMENT FIGURES

(NOK MILLION)

BUSINESS AREAS

		SALES AND MARKETING					
2011	**FARMING**	**MARKET**	**VAP EUROPE**	**MORPOL PROCESSING**	**OTHER**	**ELIMINATIONS**	**TOTAL**
External revenue	516.3	11 260.5	4 204.8	-	82.1	- 40.1	16 023.6
Internal revenue	10 943.6	1 721.5	74.4	-	29.2	-12 768.8	0.0
Operational revenue	**11 460.0**	**12 982.0**	**4 279.2**	**-**	**111.3**	**-12 808.9**	**16 023.6**
Change in unrealized salmon derivatives	-	-	-	-	109.3	-	109.3
Revenue in profit and loss	**11 460.0**	**12 982.0**	**4 279.2**	**-**	**220.6**	**-12 808.9**	**16 132.8**
Operational EBITDA	**3 064.4**	**238.0**	**183.5**	**-**	**- 93.8**	**- 8.2**	**3 384.0**
Operational EBIT	**2 489.6**	**228.2**	**107.9**	**-**	**- 102.0**	**- 6.4**	**2 717.3**
Change in unrealized salmon derivatives	-	-	-	-	109.3	-	109.3
Fair value on harvested fish	-3 250.6	-	-	-	0.0	-	-3 250.6
Fair value adjustment on biological assets	1 735.4	-	-	-	1.7	- 0.4	1 736.6
Onerous contracts provision	- 4.8	-	- 1.0	-	-	0.1	- 5.8
Restructuring cost	- 23.4	-	1.6	-	-	-	- 21.8
Income from associated companies	- 8.5	-	0.0	-	-	-	- 8.5
Impairment losses	- 64.4	- 0.4	- 2.2	-	-	-	- 67.0
EBIT	**873.2**	**227.7**	**106.2**	**-**	**9.0**	**- 6.7**	**1 209.5**
Gross Investments	910.2	13.2	117.3	-	14.1	-	1 054.9
Number of employees 31.12 (FTE)	3 274	649	2 332	-	69	-	6 324

REVENUE BY CUSTOMERS LOCATION

(NOK MILLION)	**2013**	**2012**	**2011**
Norway	893.0	845.2	579.8
Europe exclusive Norway	12 913.9	10 285.5	10 948.9
America	3 146.3	2 738.0	2 870.7
Asia	1 772.9	1 371.7	1 141.3
Other markets	176.0	104.3	125.1
External gross revenue	**18 902.1**	**15 344.7**	**15 665.8**
Other income	327.5	224.6	357.8
Operational revenue	**19 229.6**	**15 569.3**	**16 023.6**

Marine Harvest has no customers accounting for 10% or more of the revenues

REVENUE BY PRODUCT

(NOK MILLION)	**2013**	**2012**	**2011**
Salmon whole fresh	9 940.1	8 351.9	8 609.9
Salmon smoked fresh	1 932.0	1 041.1	1 277.5
Salmon processed fresh	3 528.8	3 130.4	3 199.9
Salmon whole frozen	484.3	117.5	160.0
Salmon smoked frozen	159.4	165.7	160.5
Salmon processed frozen	1 147.4	969.9	936.6
Non salmon species and Ingredients	1 710.1	1 568.2	1 321.4
External gross revenue	**18 902.1**	**15 344.7**	**15 665.8**

NOTE 5 - BUSINESS COMBINATIONS, ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

In December 2012, Marine Harvest ASA acquired 48.5% of the shares in Morpol ASA at NOK 11.50 per share. In January 2013, a mandatory offer was submitted for the remaining shares in Morpol at NOK 11.50 per share. At the acquisition date (September 30), the total ownership in Morpol was 87.1% at a purchase price of NOK 1 683 million. During the fourth quarter of 2013, Marine Harvest acquired the remaining shares in Morpol, which resulted in a gross total purchase price of NOK 1 940 million for the 100% shareholding in Morpol. Of the purchase price, NOK 425 million was paid through issuance of shares in Marine Harvest in December 2012 and the rest was paid in cash.

On September 30, 2013, the acquisition was approved by the EU competition authorities. The approval from the Anti-Monopoly Committee in the Ukraine is still pending but, given that Morpol historically has not been active in the Ukraine, a right to consummate the transaction has been granted subject to certain terms. At the date of approval, Marine Harvest ASA could exercise rights of the shares, and hence had obtained control. This date is the acquisition date, and Morpol ASA is consolidated into the Marine Harvest Group as of September 30, 2013.

Morpol ASA was listed on the Oslo Stock Exchange until November 28, 2013. Morpol is a world leader in value-added processing. The purchase of Morpol is in line with the strategy of forming a world-leading integrated protein group. The Morpol acquisition will further strengthen the Group's capacity for processed salmon products in several markets where Marine Harvest previously not has been very active.

A final purchase price allocation has been carried out. The aggregated goodwill of NOK 177 million recognized as of September 30 arises from a number of factors, such as expected synergies through combining highly skilled workforces, obtaining economies of scale and the formation of a world-leading integrated protein group.

The financial statements for Marine Harvest Group include revenues of NOK 1 714 million and a profit before tax of NOK 96 million from Morpol Group in the fourth quarter of 2013. Accumulated acquisition-related costs of NOK 14 million have been recognized as other operating expenses in the consolidated statement of comprehensive income.

If Morpol ASA had been consolidated from January 1, 2013, the consolidated statement of comprehensive income for 2013 would show revenues of NOK 22 669 million and a profit of NOK 2 493 million, inclusive discontinued operations.

The table below summarizes the consideration paid for Morpol ASA, and the final assessed fair value of the assets acquired and liabilities assumed, recognized at the acquisition date September 30, 2013. The non-controlling interests as of September 30, have been acquired during the fourth quarter, at a price similar to the value at the acquistion date.

RECOGNIZED AMOUNTS OF IDENTIFIABLE ASSETS REQUIRED AND LIABILITIES ASSUMED AS OF SEPTEMBER 30, 2013
(NOK MILLION)

Fair value	
Licenses	574.6
Other intangible assets	139.8
Property, plant and equipment	1 164.4
Inventories and biological assets	648.1
Other assets	755.3
Cash and cash equivalents	278.9
Long-term interest bearing debt	(18.1)
Short-term interest bearing debt	(1 939.7)
Other liabilities	(611.0)
Total identifiable net assets	**990.3**
Assets held for sale, net	810.0
Non-controlling interests at acquisition date fair value	(294.7)
Goodwill	177.1
Acquisition date fair value for owners of Marine Harvest ASA	**1 682.7**

ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS

As remedies for the competition approval of the purchase, Marine Harvest has agreed to divest the Morpol farming capacity in Shetland and Orkney Islands. Furthermore, Marine Harvest has agreed to divest Morpol freshwater capacity and primary processing plants in the same areas. These assets and related liabilities are classified as "Assets/liabilities held for sale" in Marine Harvest's consolidated financial position. The assets and liabilities are measured at fair value less cost to sell.

On March 27, 2014 an agreement to divest these operations was announced, please refer to Note 35 Subsequent events.

ASSET HELD FOR SALE AS OF DECEMBER 31, 2013.
(NOK MILLION)

Intangibles	369.3
Biomass	410.0
Property, plant and equipment	206.6
Other	73.2
Asset classified as held for sale	**1 059.1**

LIABILITIES HELD FOR SALE AS OF DECEMBER 31, 2013.
(NOK MILLION)

Liabilities classified as held for sale	190.5
Net assets disposal group	**868.6**

RESULTS OF DICONTINUED OPERATIONS AND ASSETS HELD FOR SALE FOR THE THREE MONTHS ENDED DECEMBER 31, 2013.
(NOK MILLION)

Revenue	246.2
Expenses	-196.6
Gross profit	49.6
Fair value uplift biomass and onerous contracts	54.8
Finance	-0.5
Profit before tax from discontinued operations	103.9
Tax	-12.0
Profit for the three months ended December 31, 2013 from discontinued operation	**91.9**

Harvested volume was 5 382 tons gutted weigth in Q4 2013

The main asset's, labilites and profit are related to Shetland and Orkney Islands (farming).

EARNINGS PER SHARE
(NOK MILLION)

Basic and diluted, profit for the year from discontinued operation	0.02

ACQUISITIONS

In relation to the finalization of the Morpol transaction, Marine Harvest ASA purchased the following companies through its subsidiary Morpol S.A. These companies are considered to be immaterial for the Group.

- Epigon, a sales company (78.3%)
- Morpol technology, a technical services company (100%)
- MK Delikatesy, a processing company (100%)

The transactions were completed on November 29, 2013, at a total purchase price of USD 6 million (NOK 37 million), reflecting the carrying amount of these companies. Marine Harvest is convinced that these transactions will have a positive impact on Morpol's long-term value creation.

NOTE 6 - BIOLOGICAL ASSETS

VALUATION OF BIOLOGICAL ASSETS
Biological assets are, in accordance with IAS 41, measured at fair value, unless the fair value cannot be measured reliably. Broodstock, smolt and live fish below 1 kg are measured at cost less impairment losses, as the fair value cannot be measured reliably.

Biomass beyond this is measured at fair value in accordance with IFRS 13, and the measurement is categorized into Level 3 in the fair value hierarchy, as the input is unobservable input. Live fish over 4 kg are measured to full net value, while a proportionate expected net profit at harvest is incorporated for live fish between 1 kg and 4 kg. The valuation is completed for each business unit based on a model supplied by corporate. All assumptions are subject to quality assurance and analysis on a monthly basis from corporate level.

The valuation is based on an income approach and takes into consideration unobservable input based on biomass in sea for each sea water site, estimated growth rate on site level, mortality in the business unit, quality of the fish going forward, costs and market price. Special assessment is performed for sites with high/low performance due to disease or other special factors. The market prices are set for each business unit, and are derived from observable market prices (when available), achieved prices and development in contract prices. The fair value model was enhanced with effect form 2011.

ASSUMPTIONS USED FOR DETERMINING FAIR VALUE OF LIVE FISH
The estimated fair value of biomass will always be based on uncertain assumptions, even though the company has built substantial expertise in assessing these factors. Estimates are applied to the following factors: biomass volume, the quality of the biomass, the size distribution and market prices.

Biomass volume. The biomass volume is in itself an estimate based on the number of smolt put to sea, the estimated growth from the time of stocking, estimated mortality based on observed mortality in the period etc. The uncertainty with regards to biomass volume is normally low. The uncertainty will, however, be higher if an incident has resulted in mass mortality, especially early in the cycle, or if the health status restricts handling the fish. If the total biomass at sea was 1% higher than our estimates, this would result in a change in IAS41 valuation of approximately NOK 57 million.

The quality of the biomass. The quality of the biomass can be difficult to assess prior to harvesting, if the reason for downgrading is related to muscle quality (e.g. the effect of Kudoa in Canada). In Norway downgraded fish is normally priced based on standard rates of deduction compared to a Superior quality fish. For fish classified as ordinary the standard rate of reduction is NOK 1.50 – NOK 2.00 per kilo gutted weight. For fish classified as production grade the standard rate of reduction is NOK 5.00 to NOK 15.00 per kilo gutted weight depending on the reason for downgrading. In other countries the price deductions related to quality are not as standardized. The quality of harvested fish has been good in 2013. A 1% change from Superior quality to production quality would give a negative change of NOK 20 million on the IAS 41 valuation.

The size distribution. Fish in sea grows at different rates and even in a situation with good estimates for the average weight of the fish there can be considerable spread in the quality and weight of the fish. The size distribution affects the price achieved for the fish as each size category of fish is priced separately in the market. When estimating the biomass value a normal size distribution is applied.

Market price. The market price assumption is very important for the valuation and even minor changes in the market price will give significant changes in the valuation. The methodology used for establishing the market price is explained in note 2. A NOK 1.00 change in the market price would result in a change in the IAS 41 valuation of approximately NOK 173 million.

Valuation of biological assets is affected by the market prices of fish. The market price risk is reduced through fixed price/volume customer contracts and financial contracts as explained in note 12.

WRITE-DOWN OF BIOMASS (EXTRAORDINARY MORTALITY)
Extraordinary mortality is accounted for when a site either experiences elevated mortality over time or massive mortality due to an incident on the farm (outbreak of disease, lack of oxygen etc). In 2013, all farming units, except Marine Harvest Faroes, recorded extraordinary mortality losses. Reference is made to note 33 - Exceptional items, where the most important losses are described.

RECONCILIATION OF CHANGES IN CARRYING AMOUNT OF BIOLOGICAL ASSETS

(NOK MILLION)	2013	2012	2011
Carrying amount 01.01	6 207.9	6 285.2	7 278.1
Purchases	8 540.8	7 704.8	7 400.6
Fair value adjustment on biological assets	6 105.0	1 926.1	1 736.2
Fair value uplift on harvested fish	-4 323.7	-1 575.8	-3 250.6
Mortality for fish in sea	- 158.4	- 141.4	- 163.0
Cost of harvested fish	-7 406.1	-7 879.0	-6 749.0
Assets aquired from Morpol - continued operations	338.9	-	-
Currency translation differences	232.2	- 112.0	32.9
Total carrying amount of biological assets as of 31.12	**9 536.6**	**6 207.9**	**6 285.2**

FAIR VALUE ADJUSTMENT ON BIOLOGICAL ASSETS IN THE STATEMENT OF FINANCIAL POSITION (NOK MILLION)	2013	2012	2011
Marine Harvest Norway, including Jøkelfjord	1 863.2	701.3	206.2
Marine Harvest Chile	121.3	- 40.8	33.5
Marine Harvest Canada	219.0	- 16.0	6.4
Marine Harvest Scotland, including continued operations Meridian	398.0	160.4	176.8
Marine Harvest Faroes	108.2	9.3	1.2
Marine Harvest Ireland	25.4	21.0	58.3
Sterling White Halibut	7.9	0.6	9.4
Total fair value adjustment included in carrying amount in the statement of financial position	**2 742.9**	**835.7**	**491.8**
Biomass at cost	6 793.7	5 372.1	5 793.4
Total biological assets	**9 536.6**	**6 207.9**	**6 285.2**

FAIR VALUE ADJUSTMENT ON BIOLOGICAL ASSETS IN THE STATEMENT OF COMPREHENSIVE INCOME (NOK MILLION)	2013	2012	2011
Marine Harvest Norway, including Jøkelfjord	4 007.9	1 733.5	800.1
Marine Harvest Chile	284.2	- 101.9	166.1
Marine Harvest Canada	595.1	- 13.3	40.8
Marine Harvest Scotland, including continued operations Meridian	999.1	264.7	586.9
Marine Harvest Faroes	168.7	15.0	20.8
Marine Harvest Ireland	42.7	36.8	119.7
Sterling White Halibut	7.3	- 8.8	1.7
Total fair value adjustment in the statement of comprehensive income	**6 105.0**	**1 926.1**	**1 736.2**

FAIR VALUE ADJUSTMENT HARVESTED FISH IN THE STATEMENT OF COMPREHENSIVE INCOME (NOK MILLION)	2013	2012	2011
Marine Harvest Norway, including Jøkelfjord	-2 898.1	-1 238.5	-1 961.1
Marine Harvest Chile	- 123.9	27.1	- 210.9
Marine Harvest Canada	- 360.3	- 9.7	- 198.6
Marine Harvest Scotland, including continued operations Meridian	- 822.3	- 276.5	- 693.7
Marine Harvest Faroes	- 77.7	- 6.7	- 65.6
Marine Harvest Ireland	- 41.4	- 71.6	- 120.7
Sterling White Halibut	0.0	0.0	0.0
Total fair value adjustment in the statement of comprehensive income	**-4 323.7**	**-1 575.8**	**-3 250.6**

VOLUMES OF BIOMASS	2013	2012	2011
Volume of biomass harvested during the year (gutted weight)	344 317	393 170	343 652
Volume of biomass in the sea at year-end (live weight)	270 298	240 572	261 010

NOTE 7 - INVENTORY

(NOK MILLION)	2013	2012	2011
Raw materials and goods in process	849.2	364.5	357.7
Finished goods	901.9	455.3	425.4
Total carrying amount of inventory	**1 751.1**	**819.7**	**783.0**

NOTE 8 - IMPAIRMENT TESTING

Goodwill acquired through business combinations and licenses with indefinite lives have been allocated to the CGU's below.

(NOK MILLION)

	GOODWILL			LICENSES		
CASH GENERATING UNITS	**2013**	**2012**	**2011**	**2013**	**2012**	**2011**
Marine Harvest Norway Farming	1 591.0	1 591.0	1 591.0	3 219.4	3 223.0	3 225.6
Marine Harvest Scotland Farming	-	-	-	455.9	410.0	413.8
Marine Harvest Canada Farming	23.0	22.6	23.7	456.6	448.3	470.0
Marine Harvest Chile Farming	-	-	-	1 407.6	1 289.6	1 404.6
Marine Harvest Ireland Farming	-	-	-	18.6	16.3	12.6
Marine Harvest Faroe Island Farming	-	-	-	54.8	48.1	50.9
Marine Harvest VAP Europe	568.9	502.0	531.5	-	-	-
Morpol Processing [1]	192.1	na	na	423.2	na	na
Marine Harvest Group	**2 374.9**	**2 115.6**	**2 146.2**	**6 036.1**	**5 435.3**	**5 577.5**

[1] Including goodwill in farming operations.

At year-end 2013 the market value of the Group's equity was higher than the carrying amount of equity, which is an indication that the market considers the value of the Group's assets to exceed the carrying amount. For all CGUs the recoverable amount has been determined based on a value in use calculation using cash flow projections based on approved budgets for the first year. The three next years are based on the approved long termed plan. The cash flow projections beyond the fourth year are estimated by extrapolating the projections reflecting steady state operations. The Group has tested both goodwill and licenses in combination in the impairment test. The net present value of the cash flow is compared to invested capital in the CGU. If the carrying amount (invested capital) is higher than the calculated value in use, an impairment loss is recognized in profit and loss in the statement of comprehensive income, reducing the asset value to the calculated value in use. The estimated cash flows are based on the assumption of continued operation as part of the Marine Harvest Group.

KEY ASSUMPTIONS:

The key assumptions used in the calculation of value in use are harvest volume, EBIT(DA)/margins, capital expenditure, discount rates and the residual growth rates. Please refer to the table below for a summary of the key assumptions for each CGU.

Harvest volume:

Harvested volume is based on the current stocking plans for each unit and forecasted figures for sea water growth and mortality.

EBIT(DA)/Margins:

The key profit target for salmon farming and sales is EBIT per kg, while value added operations are measured in terms of EBIT/EBITDA in % of sales. EBIT per kg is highly volatile due to the fluctuations in the price of salmon. Costs can under normal circumstances be forecasted with a relatively high level of accuracy. As Marine Harvest has entered into long term sales contracts for a share of the volume to be harvested in 2014, the margin for 2014 can be forecasted with a higher level of accuracy than the margin for the years beyond (2015-2018).

Capital expenditure (CapEx):

In the 5 year forecast period, the capital expenditure necessary to meet the expected growth in revenue and profit is taken into consideration. Consistent with the Group's plan, the capital expenditure level for 2014 is high to further grow the operations. Beyond 2014, capital expenditures are aligned with the growth and replacement plans. Capital expenditure to comply with current laws and regulations has been included. Capex related to committed and approved efficiency improvement programs has also been included to support the inclusion of the benefits in the applied margin.

Changes in applicable laws and regulations may affect future estimated capital expenditure needs; this is not reflected in the figures used in the impairment test. Beyond the forecast period capital expenditure will in general equal depreciation and relate to maintenance investments. The capital expenditure per year in the forecast period exceeds NOK 1 000 million, which is higher than maintenance level and following a plan to develop freshwater and processing operations to capitalize on the market conditions going forward.

Discount rate:

The discount rates are based on the Capital Asset Pricing Model (CAPM) and the Weighted Average Cost of Capital (WACC) methodology. The cost of debt is based on the risk free rate in the applicable country. In the model, the average of the 10 and the 30 year risk free rate has been used if available. In cases with only one rate available, the relevant available rate has been used. The calculation of the final discount rates (WACC) also takes into account market risk premium, debt risk premium, the gearing and beta value. In the calculations, the Group has applied estimated cash flows before tax and the corresponding discount rates before tax.

Residual growth rates:

Growth after the 5 year forecast period has in general been set independently for each cash generating unit based on the 5 year average historic inflation rate. The maximum growth rate applied beyond the forecast period is 1.8%. This is lower than the expected growth rates in the first 5 years and lower than the historic growth rate in salmon demand.

FURTHER DESCRIPTION OF ASSUMPTIONS FOR CERTAIN CGUs

Farming Chile

Due to the ISA challenges in the Chilean salmon industry (2007-2009), volumes have been significantly reduced. Marine Harvest's Chilean farming operation has successfully adjusted to a lower level of activity with good biological performance. A very challenging US market as a result of the supply/demand imbalance caused the Chilean operation to sustain losses in 2013. The market situation improved in the second half of the year and the unit made profit in the third and fourth quarters of 2013. Marine Harvest has decided to increase the number of smolts stocked in the long term plan. As a result there is significant headroom in the impairment test for the farming operation in Chile.

SENSITIVITY

With regard to the assessment of recoverable amount, the Group is of the view that no reasonably possible change in any of the above key assumptions would cause the carrying value to materially exceed the recoverable amount for any of the CGU's.

ASSUMPTIONS

ENTITY	HARVEST GWE TONS 2013	CAGR VOLUME 2013-2018	CAGR VOLUME 2014-2018	WACC BEFORE TAX 2013	2012	2011	RESIDUAL VALUEGROWTH% 2013	2012	2011
Marine Harvest Norway farming	222 494	39%	15%	80%	82%	75%	18%	18%	17%
Marine Harvest Chile farming	28 281	167%	13%	85%	90%	75%	16%	17%	18%
Marine Harvest Canada farming	33 059	39%	85%	81%	82%	74%	15%	17%	17%
Marine Harvest Scotland farming	48 389	44%	50%	84%	86%	77%	18%	18%	17%
Marine Harvest Ireland	5 883	112%	82%	85%	105%	134%	18%	18%	17%
Marine Harvest Faroes farming	5 665	82%	-08%	80%	82%	75%	18%	18%	17%
Sterling White Halibut	545	171%	153%	80%	82%	75%	18%	18%	17%
Marine Harvest VAP Europe	–	–	–	81%	86%	93%	12%	15%	15%
Morpol Processing	–	–	–	94%	na	na	07%	na	na
Marine Harvest Asia	–	–	–	80%	82%	75%	18%	18%	17%
Marine Harvest USA sale and smoked	–	–	–	85%	90%	75%	16%	17%	18%
Marine Harvest Spain	–	–	–	81%	86%	93%	12%	15%	15%
SUM TOTAL	**344 317**	**5.5%**	**2.6%**						

NOTE 9 - INTANGIBLE ASSETS

SPECIFICATION OF INTANGIBLE ASSETS

(NOK MILLION)

	GOODWILL 2013	LICENSES 2013	OTHER INTANGIBLE ASSETS 2013	TOTAL 2013	TOTAL 2012	TOTAL 2011
Acquisition cost as of 01.01	4 371.5	6 124.3	259.1	10 754.9	11 017.9	10 778.9
Additions in the year as a result of acquisitions	190.2	422.4	80.6	693.2	-	147.6
Additions in the year	-	-	16.6	16.6	18.8	8.1
Reclassification	-	-	-	-	-	-
Disposals / scrapping in the year	-	-	- 17.3	- 17.3	- 20.1	- 0.6
Foreign currency adjustments	140.8	182.7	23.4	346.8	- 261.7	84.1
Total acquisition cost as of 31.12	**4 702.5**	**6 729.3**	**362.4**	**11 794.2**	**10 754.9**	**11 017.9**
Accumulated amortization and impairment losses as of 01.01	2 256.0	688.9	144.9	3 089.8	3 171.1	3 091.9
Amortization in the year	-	-	11.8	11.8	11.5	12.9
Accumulated amortization and impairment losses at the time of acquisitions	-	-	12.6	12.6	-	-
Impairment losses in the year	3.1	-	2.8	5.9	1.6	24.6
Reclassification	-	3.6	- 3.6	-	0.1	0.8
Accumulated amortization and impairment losses on disposals	-	-	- 7.5	- 7.5	- 2.9	- 0.6
Foreign currency adjustments	68.4	0.7	12.9	82.0	- 91.7	41.6
Total accumulated amortization and impairment losses as of 31.12	**2 327.5**	**693.2**	**174.0**	**3 194.7**	**3 089.8**	**3 171.1**
Total net book value as of 31.12	**2 374.9**	**6 036.1**	**188.4**	**8 599.5**	**7 665.0**	**7 846.8**

INTANGIBLE FIXED ASSETS IN CASH-GENERATING UNITS

(NOK MILLION)

	GOODWILL 2013	GOODWILL 2012	GOODWILL 2011	LICENSES 2013	LICENSES 2012	LICENSES 2011
Marine Harvest Norway	1 591.0	1 591.0	1 591.0	3 219.4	3 223.0	3 225.6
Marine Harvest Chile	-	-	-	1 407.6	1 289.6	1 404.6
Marine Harvest Scotland	-	-	-	455.9	410.0	413.8
Marine Harvest Canada	23.0	22.6	23.7	456.6	448.3	470.0
Marine Harvest VAP Europe	568.9	502.0	531.5	-	-	-
Morpol	192.1	-	-	423.2	-	-
Other units	-	-	-	73.4	64.4	63.6
Total for the Group as of 31.12	**2 374.9**	**2 115.5**	**2 146.1**	**6 036.1**	**5 435.4**	**5 577.5**

Impairment testing is described in Note 8

NOTE 10 - PROPERTY, PLANT AND EQUIPMENT

SPECIFICATION OF PROPERTY, PLANT AND EQUIPMENT

(NOK MILLION)	PROPERTY	PLANT MACHINERY & TRANSPORT	NET. CAGES & MOORINGS	OTHER TANGIBLE [1]	2013	TOTAL 2012	2011
Acquisition cost as of 01.01	2 504.5	6 497.6	1 853.6	821.4	11 677.1	11 838.1	10 986.6
Accumulated cost at the time of acquisitions	648.3	1 118.2	- 20.3	202.0	1 948.3	-	130.6
Additions in the year	32.6	143.1	0.2	1 788.4	1 964.4	735.3	1 005.2
Reclassification	272.2	491.7	397.6	-1 161.5	0.0	- 108.1	-
Disposals / Scrapping in the year	- 37.9	- 272.3	- 136.0	- 17.3	- 463.5	- 421.2	- 354.0
Foreign currency adjustments	214.4	419.6	81.7	51.2	766.8	- 366.9	69.5
Total acquisition cost as of 31.12	**3 634.1**	**8 397.8**	**2 176.8**	**1 684.3**	**15 893.3**	**11 677.1**	**11 838.1**
Accumulated depreciation and impairment losses as of 01.01	1 511.1	4 633.0	1 068.9	352.2	7 565.2	7 671.4	7 102.5
Accumulated depreciation at the time of acquisition	102.4	620.0	14.7	45.9	783.0	-	25.8
Depreciation in the year	107.6	430.2	190.7	22.3	750.8	665.7	653.8
Impairment losses and reversal of previous writedown in the year	40.4	18.0	0.4	-	58.8	- 1.1	42.5
Reclassification	- 25.7	- 29.9	83.4	- 27.8	- 0.0	- 108.1	-
Accumulated depreciation and impairment losses on disposals	- 26.3	- 254.1	- 130.5	- 8.6	- 419.4	- 403.8	- 206.1
Foreign currency adjustments	92.0	309.2	49.8	26.8	477.8	- 259.1	53.0
Total accumulated depreciation and impairment losses as of 31.12	**1 801.6**	**5 726.3**	**1 277.5**	**410.7**	**9 216.1**	**7 565.2**	**7 671.5**
Total net carrying amount as of 31.12	**1 832.6**	**2 671.5**	**899.3**	**1 273.6**	**6 677.2**	**4 111.9**	**4 167.5**
Estimated lifetime	0-20 years	5-20 years	5-20 years	3-5 years			
Depreciation method	Linear	Linear	Linear	Linear			

[1] Other tangible includes maintenance equipment and prepayments regarding property, plant and equipment.

Sale of fixed assets

Tangible fixed assets have been sold throughout the year and net gain on sale of assets amounts to NOK 5.6 million in 2013. The corresponding figures for 2012 was NOK 6.5 million and for 2011 NOK 44.3 million.

Impairment testing of fixed assets

Impairment tests for specific fixed assets are performed when there are indications of impairment.

Contracts

At year-end 2013 Marine Harvest had entered into contracts related to the future construction of feed factory totaling NOK 162.8 million.

NOTE 11 - INTEREST-BEARING DEBT

(NOK MILLION)	2013	2012	2011
Non-current interest-bearing debt	3 932.9	3 806.1	4 944.8
Bond	1 239.4	-	78.4
Convertible bond	2 537.9	1 532.4	1 566.2
Total non-current interest-bearing debt	**7 710.2**	**5 338.5**	**6 589.4**
Current interest-bearing debt	686.7	377.8	157.0
Total interest-bearing debt	**8 396.9**	**5 716.3**	**6 746.4**

Financing of the Marine Harvest Group is mainly carried out through the parent company Marine Harvest ASA. External financing in the subsidiaries is only conducted if this is optimal for the Group. Marine Harvest complied with the covenants at the end of 2013.

The following programs are the main sources of financing for the Marine Harvest Group per December 31, 2013:

EUR 775 MILLION SYNDICATED BORROWING FACILITY
The Group has a syndicated loan facility with an original limit of EUR 600 million. The loan facility was increased to EUR 775 million in 2011. The loan facility consists of a term loan of originally EUR 183 million together with two revolving credit facilities of EUR 512 million and USD 105.6 million.

The term loan is repaid in semiannual instalments of EUR 16 million and has final maturity in January 2015, which is also the final maturity for the revolving credit facilities. The term loan and revolving credit facilities have been extended until March 2016.

The revolving credit facilities are available to Marine Harvest ASA and selected subsidiaries. In addition, parts of the revolving credit facilities may be allocated as bilateral credits (including overdraft facilities and facilities for the issuance of guarantees) between syndicate banks and group companies.

The syndicated loan agreement sets forth covenants on earnings (net interest bearing debt to EBITDA) and solidity (equity ratio) which has to be met by the Group. For the calculation of net interest bearing debt to EBITDA, the EBITDA is adjusted by a number of items from the reported EBITDA. These adjustments include exceptional items which are listed in note 33 to the Group financial statements.

The maximum ratio of net interest bearing debt to EBITDA allowed under the facility agreement is 3.25 up until the second quarter 2014, and 3.00 from (and including) the second quarter 2014. The equity ratio shall be above 40% at all times. Furthermore, the ability for the Group to take on new debt is regulated by the loan agreement.

Net interest bearing debt to EBITDA is also the basis for determining the interest margin.

EUR 350 MILLION CONVERTIBLE BOND
In May 2013, Marine Harvest issued a convertible bond loan with a EUR 350 million principal. The loan carries a fixed coupon of 2.375% p.a. payable semi-annually. Unless a prior conversion, the loan will mature in May 2018. There are no installments on the loan. The conversion share price at the end of 2013 was EUR 0.9908, representing an adjustment to the original conversion share price (EUR 1.0265) for dividends paid in 2013. The conversion share price is subject to standard adjustment mechanisms for convertible bonds. From June 2016, Marine Harvest can, under certain market conditions, call the bond at par plus accrued interest. After receiving notice of such call, bondholders may elect to exercise their conversion rights.

NOK 1 250 MILLION BOND
In March 2013, Marine Harvest issued an unsecured bond with a principal amount of NOK 1 250 million. The bond issue carries a coupon of three month NIBOR plus 3.5% p.a., payable quarterly. The bond is repayable in 2018 with no interim instalments. The bond is listed on the Oslo Stock Exchange.

NOK 250 MILLION BOND
In February 2011, Morpol ASA issued an unsecured three-year bond with a coupon of three month NIBOR plus 5.75% p.a., payable quarterly. Subsequent to debt repurchases and redemptions by Morpol ASA, net bonds outstanding at the end of 2013 were NOK 250 million. The loan was repaid on its maturity in February 2014, and is classified as current interest-bearing debt.

EUR 375 MILLION CONVERTIBLE BOND
On April 24, 2014, Marine Harvest issued a convertible bond with a principal amount of EUR 375 million. The bonds have an annual coupon of 0.875% payable semi-annually and a conversion premium of 35.0% over the reference price. The reference price was set at EUR 8.7019. Unless a prior conversion occurs, the bond will mature in 2019. The conversion price is subject to standard adjustment mechanisms for convertible bonds.

EUR 350 MILLION CONVERTIBLE BOND

	STATEMENT OF FINANCIAL POSITION		STATEMENT OF COMPREHENSIVE INCOME		
(NOK MILLION)	NON-CURRENT INTEREST-BEARING DEBT	CONVERSION LIABILITY COMPONENT	NET INTEREST EXOENSES	NET CURRENCY EFFECTS	OTHER FINANCIAL ITEMS
Initial recognition					
Nominal value of convertible bond	2 674.7	-			
Transaction costs	- 29.6	-			
Conversion liability component	- 378.0	378.0			
Carrying amount on initial recognition	**2 267.1**	**378.0**			
Subsequent measurement 2013					
Interest and currency effects	270.8	-	- 92.7	- 222.0	-
Change in fair value of conversion liability component	-	182.9	-	-	- 182.9
Net recognized end of 2013	**2 537.9**	**560.9**	**- 92.7**	**- 222.0**	**- 182.9**

At initial recognition the nominal value of the convertible bond was split into a liability component and a conversion liability component. The value of the liability component, classified as non-current interest-bearing debt, was calculated using a market interest rate for an equivalent, non-convertible bond. The residual amount, representing the value of the conversion liability component, was classified as other non-current liabilities.

On subsequent measurements the amortized interest is recognized as interest expense and increases the carrying amount of the convertible bond. The conversion liability component is recognized at fair value using an established model for option valuation (Black-Scholes).

The EUR 225 million convertible bond issued in 2010 was redeemed/converted in December 2013.

NOTE 12 - FINANCIAL INSTRUMENTS

FINANCIAL INSTRUMENTS IMPACT ON COMPREHENSIVE INCOME

(NOK MILLION)	2013	2012	2011
Interest expenses	-510.2	-307.0	-333.6
Amortized interest cost	-130.1	-75.8	-72.2
Interest costs	**-640.2**	**-382.8**	**-405.8**
Net currency effects on interest-bearing debt	-528.5	206.9	56.3
Net currency effects on cash, trade receivables and trade payables	105.7	1.5	-30.2
Gain/loss on short-term transaction hedges	46.6	38.8	-8.2
Realized gain (loss) on long-term cash flow hedges	64.5	276.1	218.5
Net currency effects	**-311.7**	**523.3**	**236.4**
Interest income	25.0	-0.9	13.1
Gain/loss on salmon derivatives	3.9	0.0	12.4
Change in fair value other financial instruments	46.3	-145.0	-129.9
Change in fair value conversion liability component of convertible bonds	-516.1	-305.3	481.2
Change in fair value other shares	60.8	3.8	-31.8
Dividends and gain (loss) on sales of other shares	134.9	135.6	14.5
Net other financial costs	-7.1	-8.2	-16.6
Other financial items	**-252.4**	**-320.0**	**342.9**
Total financial items	**-1 204.4**	**-179.5**	**173.5**
Other comprehensive income			
Cash flow hedges qualified for hedge accounting	-44.3	-113.5	-141.1

CASH FLOW HEDGING EQUITY RESERVE

(NOK MILLION)	2013	2012	2011
Cash flow hedging equity reserve as of 01.01	88.9	171.5	275.3
Change in fair value of cash flow hedges	13.5	162.6	77.4
Realised gain (loss) recycled through profit or loss	-57.8	-276.1	-218.5
Change in deferred tax	13.7	31.1	38.5
Currency translation cash flow hedges	-	-0.2	-1.2
Cash flow hedging equity reserve as of 31.12.	**58.3**	**88.9**	**171.5**

All outstanding hedge instruments are evaluated for hedge effectiveness on an on-going basis. Instruments no longer qualifying as hedges are immediately recycled to profit and loss. Amounts recognised as other comprehensive income are transferred to profit or loss when the hedge transaction affects profit or loss.

CATEGORIES OF FINANCIAL INSTRUMENTS IN THE STATEMENT OF FINANCIAL POSITION
(NOK MILLION)

	FINANCIAL ASSETS AND LIABILITIES					
31 DECEMBER 2013	LOANS AND RECEIVABLES, AND LIABILITIES, AT AMORTISED COST	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	COST	FINANCIAL DERIVATIVES QUALIFIED FOR HEDGE ACCOUNTING	NON-FINANCIAL ASSETS AND LIABILITIES	TOTAL
Non-current assets						
Other shares	-	125.2	6.9	-	-	132.1
Current assets						
Trade receivables	3 191.4	-	-	-	-	3 191.4
Other receivables	673.2	130.1	-	-	283.2	1 086.5
Cash	606.2	-	-	-	-	606.2
Non-current liabilities						
Non-current interest-bearing debt	-7 710.2	-	-	-	-	-7 710.2
Other non-current liabilities	-	-691.8	-	-163.6	-120.9	-976.3
Current liabilities						
Current interest-bearing debt	-686.7	-	-	-	-	-686.7
Trade payables	-2 232.6	-	-	-	-	-2 232.6
Other current liabilities	-717.6	-17.1	-	-64.9	-1 168.1	-1 967.7
Total	**-6 876.3**	**-453.7**	**6.9**	**-228.5**		
Fair value	**-7 056.5**	**-453.7**	**6.9**	**-228.5**		

CATEGORIES OF FINANCIAL INSTRUMENTS IN THE STATEMENT OF FINANCIAL POSITION
(NOK MILLION)

	FINANCIAL ASSETS AND LIABILITIES					
31 DECEMBER 2012	LOANS AND RECEIVABLES, AND LIABILITIES, AT AMORTISED COST	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	COST	FINANCIAL DERIVATIVES QUALIFIED FOR HEDGE ACCOUNTING	NON-FINANCIAL ASSETS AND LIABILITIES	TOTAL
Non-current assets						
Other shares	-	1 002.0	6.6	-	-	1 008.6
Current assets						
Trade receivables	1 782.0	-	-	-	-	1 782.0
Other receivables	240.1	44.4		123.5	184.8	592.7
Cash	335.3	-	-	-	-	335.3
Non-current liabilities						
Non-current interest-bearing debt	-5 338.5	-	-	-	-	-5 338.5
Other non-current liabilities	-	-329.5	-	-	-85.2	-414.7
Current liabilities						
Current interest-bearing debt	-377.8	-	-	-	-	-377.8
Trade payables	-1 452.5	-	-	-	-	-1 452.5
Other current liabilities	-436.6	-450.4	-	-	-588.4	-1 475.4
Total	**-5 248.1**	**266.5**	**6.6**	**123.5**		
Fair value	**-5 334.7**	**266.5**	**6.6**	**123.5**		

CATEGORIES OF FINANCIAL INSTRUMENTS IN THE STATEMENT OF FINANCIAL POSITION

(NOK MILLION)

	FINANCIAL ASSETS AND LIABILITIES					
31 DECEMBER 2011	LOANS AND RECEIVABLES, AND LIABILITIES, AT AMORTISED COST	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS	COST	FINANCIAL DERIVATIVES QUALIFIED FOR HEDGE ACCOUNTING	NON-FINANCIAL ASSETS AND LIABILITIES	TOTAL
Non-current assets						
Other shares	-	60.6	31.5	-	-	92.1
Current assets						
Trade receivables	1 914.8	-	-	-	-	1 914.8
Other receivables	226.9	6.1		237.2	139.6	609.8
Cash	279.1	-	-	-	-	279.1
Non-current liabilities						
Non-current interest-bearing debt	-6 589.4	-	-	-	-	-6 589.4
Other non-current liabilities	-	-24.2	-	-	-75.2	-99.3
Current liabilities						
Current interest-bearing debt	-157.0	-	-	-	-	-157.0
Trade payables	-1 481.8	-	-	-	-	-1 481.8
Other current liabilities	-370.7	-304.6	-	-	-505.0	-1 180.3
Total	**-6 178.1**	**-262.1**	**31.5**	**237.2**		
Fair value	**-6 003.8**	**-262.1**	**31.5**	**237.2**		

There has not been any reclassification between the categories of financial assets or liabilities in 2013, 2012, and 2011.

Details regarding criteria for recognition and the basis for measurement for each class of financial instrument are disclosed in note 2 - Significant accounting principles.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of financial instruments carried at amortised cost

With the exception of the EUR 350 million convertible bond, the Group consider that the carrying amount of financial assets and labilities recognised at amortised cost in the financial statements approximates their fair value. Reference is made to note 11 for further information regarding the convertible bond.

Fair value measurements recognised in the statement of financial position

Financial instruments that are measured at fair value subsequent to initial recognition are grouped into a hierarchy of 3 different levels based on the degree to which the fair value is observable.

Level 1: fair value determined directly by reference to published quotations
Level 2: fair value estimated using a valuation technique based on observable data
Level 3: fair value estimated using a valuation technique based on unobservable data

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE

(NOK MILLION)		31.12.2013			31.12.2012			31.12.2011		
	NOTE	LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 1	LEVEL 2	LEVEL 3	LEVEL 1	LEVEL 2	LEVEL 3
ASSETS MEASURED AT FAIR VALUE **Financial assets to fair value through profit or loss:**										
Other shares	22	119.1	-	6.1	59.3	-	942.7	60.6	-	-
Other financial instruments		72.1	28.4	-	-	32.8	-	-	-	-
Current currency hedges		-	29.6	-	-	11.6	-	-	6.1	-
Financial derivatives qualified for hedge accounting		-	-	-	-	123.5	-	-	237.2	-
LIABILITIES MEASURED AT FAIR VALUE **Financial liabilities to fair value through profit or loss:**										
Conversion liability component of convertible bond	10	-	-	-560.9	-	-	-329.5	-	-	-24.2
Interest swaps		-	132.5	-	-	-448.7	-	-	-270.9	-
Current currency hedges		-	-15.6	-	-	-1.8	-	-	-33,7	-
Financial derivatives qualified for hedge accounting		-	-228.5	-	-	0.0	-	-	0.0	-
BONDS AT AMORTIZED COST, FAIR VALUE		-	-	4 518.4	-	-	1 948.5	-	-	1 416.1

There have been no transfers between the levels in 2013, 2012 or 2011. Shares listed on Oslo stock exchanges are valued at quoted prices. Other shares are valued on level 3 based on OTC— listing. For specification, reference is made to note 22.

The market value of derivative instruments is calculated by comparing the terms agreed under each derivative contract to the market terms for a similar contract on the valuation date. To the extent the difference in cash flow resulting from this comparison takes place at a future date, the amount is discounted to represent the value at the valuation date. The market terms are calculated by upload of representative market data into a dedicated third party application.

The fair values of the liability component of the EUR 350 million convertible bond is determined by applying the DCF method using the discount rate that reflects the groups borrowing rate as at the end of the reporting period. The own nonperformance risk as at 31 December 2013 was assessed to be insignificant.

Sensitivity analyses

The conversion liability component is valued on level 3, using an acknowledged valuation model (Black Scholes). There is estimation uncertainty related to some of the parameters in the model. Reference is made to note 11.

Sensitivity analyses conversion liability component:

A 10% increase in share price MHG .... 157.5 million
A 10% increase in exchange rate EUR/NOK .... -85.7 million
A 0.50% point increase in risk free interest rate .... 20.5 million

NOTE 13 - CAPITAL MANAGEMENT AND RISK MANAGEMENT

CAPITAL MANAGEMENT

Capital management refers to the process of acquiring and utilizing capital in the most efficient manner compared to the available alternatives. The primary objective of the Group's capital management is to ensure access to capital contributing to satisfactory operations and maximum generation of shareholder values. The Group manages its capital structure and makes adjustments in light of changes in the underlying economic conditions. Access to borrowed capital is continuously monitored and the Group has a continuous dialog with its lenders. The syndicated loan facility sets forth covenants on the financial ratio of net interest-bearing debt to EBITDA and the equity ratio. Marine Harvest complied with the covenants in its loan agreements at the end of 2013. Details relating to the main loan programs in the Group are described in note 11.

Marine Harvest intends to maintain an equity base suitable to the characteristics of the operations, taking into consideration that fish farming is a cyclical business. Capital not deemed necessary for further growth will be returned to shareholders as dividends or repurchase of shares. At year-end 2013, Marine Harvest had an equity of NOK 16 346 million. The equity share, defined by equity/total assets, was at the same time 48.5%. Net interest-bearing debt, defined as total interest-bearing debt less cash was NOK 7 797 million at year-end. The Board of Directors of Marine Harvest ASA considers the equity in the Group appropriate for the scale of the operation.

A dividend policy has been resolved by the Board of Directors. The policy states that:

- The dividend level shall reflect the present and future cash generation potential of the Group.
- Marine Harvest will target a ratio of net interest-bearing debt to equity of less than 50%.
- When the target level is met, at least 75% of the annual free cash flow after operational and financial commitments will be distributed as dividend.

The Board of Directors has further adopted guidelines targeting quarterly dividend distribution, whereby each dividend proposal shall be dimensioned with a view to manage net interest bearing debt around a target level. The target level is dimensioned relative to the scope of the Group's operations and was set to NOK 5.6 billion in 2013 based on the Group's operations prior to the completion of the Morpol acquisition and the investment into the feed business. A new target level for 2014 will be resolved in the first quarter of 2014.

The Board of Directors of Marine Harvest ASA has been given proxies from the Annual General Meeting in May 2013 to:

- Purchase shares in the company up to a maximum total nominal value of NOK 281 125 500 which equals approximately 10% of the share capital.

- Increase the company's share capital through issuance of new shares with an aggregate nominal value of up to NOK 281 125 500.

- Raise convertible bond loans with a maximum par value of NOK 3 200 million, convertible into a maximum number of new shares equivalent to a total nominal value of NOK 480 million.

In an extraordinary general meeting in November 2013, the Board of Directors were given a proxy to approve dividends up to a maximum amount of NOK 500 million.

The Group's principal financial liabilities, other than loans, consist of convertible and non-convertible bonds, derivatives and trade payables. These financial liabilities constitute the majority of the Group's third party financing. The Group holds financial assets such as trade receivables, cash and shares.

The Group uses financial derivatives, mainly currency forward contracts, interest rate swaps and financial salmon futures. The purpose of these instruments is to manage the interest rate, currency and salmon price risks arising from the operations of the Group. With the exception of financial salmon futures, no trading activities in financial instruments are undertaken. On a selective basis, the Group also enters into other financial derivatives such as equity forward contract. Marine Harvest ASA has entered into such contracts relationg to shares in Grieg Seafood.

Details regarding significant accounting policies for financial assets and liabilities are disclosed in note 2 Significant accounting principles.

FINANCIAL RISK MANAGEMENT

The Group monitors and manages the financial risks arising from the operations. These include currency risks, interest rate risk, credit risk and price/liquidity risk.

The Group seeks to manage these risks through operational measures or (where such measures are not available) through the use of financial derivatives.

A policy on the management of these risks has been approved by the Board of Directors. The policy includes principles on currency risk, interest rate risk, price risk, the use of financial instruments and other operational means as well as limits on the maximum and minimum levels of these exposures.

CURRENCY RISK

In the Marine Harvest Group, several business units carry out a large number of business transactions in currencies different from the domestic currency. For the Group, the relative importance of these transactions is substantially larger on the revenue side than on the cost side. To mitigate the potential fluctuation effects on its cash flows, the Group maintains a foreign exchange strategy designated to manage these exposures both in the short and long term. For each of Marine Harvest's legal units, the Group has defined a hedging strategy. For some units the cash inflow is generated in a currency different from the functional currency.

Marine Harvest Norway	EUR
Marine Harvest Chile	USD
Marine Harvest Scotland	GBP
Marine Harvest Canada	USD
Marine Harvest VAP	EUR
Marine Harvest Faroes	DKK
Marine Harvest Cold Water Species	NOK
Marine Harvest Asia	USD
Morpol	EUR

Transaction exposures arise from firm commitments made to transact in a currency different from the main currency. The transaction exposure depends on the duration of the commitment, but will normally be of relatively short duration. Hedging transactions designated to manage transaction exposures are referred to as transaction hedges.

Through hedging of transaction exposures, each business unit aims to ensure that its net cash flows in currencies other than its main hedging currency are hedged towards this currency. Cash flow exposures arise from structural imbalances between the main currencies on the revenue side versus the expense side. This imbalance is predominantly a result of production taking place in a country different from where the product is sold. Due to their structural nature, the exposure horizon for cash flow exposures is longer than for transaction exposures and is therefore quantified on the basis of estimates for future revenues and expenses. In this estimation, focus is kept on the underlying currency structure of the individual revenue and cost item and the actual currency in which transactions are invoiced is of lesser importance. Hedging transaction designated to manage cash flow exposures are defined as cash flow hedges.

The Marine Harvest Group normally has a net positive cash flow exposure towards EUR, GBP, USD and JPY and a net negative cash flow exposure towards NOK, CAD and CLP. To hedge Group cash flows against exchange rate fluctuations Marine Harvest has a policy for long-term hedging of the most predominant net exposures. The Group currently hedges up to 30% of its' underlying exposure between EUR and NOK with a horizon of 1 year.

At the end of 2013 the Group held a portfolio of hedging instruments designated to mitigate transaction and cash flow exposure with a total contract value of NOK 2 828 million. Instruments equivalent to 99% of the contract value mature in 2014 and no instrument matures beyond July 2015. The portfolio had a net negative market value of NOK 359 million at year-end.

Currency exposure in the statement of financial position

As a consequence of the Group's net cash flows being generated in EUR, GBP and USD, the interest-bearing debt should reflect this currency structure. On 31 December 2013, the currency structure of the interest-bearing debt was 62% EUR, 14% USD, 4% GBP and 20% in other currencies. The portfolio is in line with the current policy. The Group however has an ambition to increase the USD proportion at the expense of EUR.

CURRENCY STRUCTURE OF NET INTEREST-BEARING DEBT

As of 31 December 2013 net interest-bearing debt had the following currency structure

(NOK MILLION)	NOK	USD	EUR	GBP	JPY	DKK	CAD	PLN	OTHER	TOTAL
Cash and cash equivalents	186.9	83.1	212.7	7.3	74.4	2.3	3.9	12.3	23.4	606.1
Current interest-bearing debt	398.2	-63.9	280.3	-5.0	96.8	-34.3	-26.1	30.9	9.7	686.7
Non-current interest-bearing debt	1 422.6	1 214.7	4 687.0	354.6	0.7	30.2			0.4	7 710.2
NET INTEREST-BEARING DEBT	**1 634.0**	**1 067.7**	**4 754.7**	**342.3**	**23.0**	**-6.4**	**-30.0**	**18.6**	**-13.3**	**7 790.9**

The carrying amount of interest-bearing debt has been reduced by NOK 128 million in capitalized borrowing costs. With the exception of the EUR 350 million convertible bonds, there are no significant difference between the carrying amount and the fair value of non-current interest-bearing debt and leasing. Details related to the EUR 350 million convertible bonds and a significant part of the non-current debt are described in note 10.

SENSITIVITY ANALYSIS - CHANGE IN EXCHANGE RATES

On the basis of financial positions and currency hedges in existence as of December 31, 2013. The effect of a 10% change in exchange rate of the following relevant currency pairs has been estimated.

CURRENCY PAIR (NOK MILLION)	EUR/NOK	USD/NOK	GBP/NOK	JPY/NOK	USD/CAD
Effect in NOK from a 10% increase in the value of	NOK	NOK	NOK	NOK	CAD
Financial items	288.8	-120.2	-43.1	-13.3	-17.2
Other comprehensive income	167.7	-	-	-	-
Total	**456.4**	**-120.2**	**-43.1**	**-13.3**	**-17.2**

INTEREST RATE RISK

Marine Harvest ASA shall hedge 100% of the Group's non-current interest-bearing debt in its main financing currencies (EUR, USD and GBP) for a period of four years and 50% of the non-current interest-bearing debt in the following five years. The hedging policy is assessed and the portfolio of instruments amended annually in March. The hedging shall be based on the targeted currency composition. At year-end 2013 the Group had a portfolio of interest swaps with a net negative market value of NOK 311.1 million after an increase in market value during 2013 of NOK 137.6 million, recognized through other comprehensive income (where the interest rate swap qualifies for hedge accounting) or profit and loss.

The portfolio held at the end of 2013, will ensure the payment of the following weighted fixed rates against receipt of 3 month Euribor/Libor for each of the below currencies and periods.

NOMINAL AMOUNT OF INTEREST RATE SWAPS AND WEIGHTED AVERAGE FIXED RATE

(MILLION)	UNTIL MARCH 2014		MARCH 2014 - MARCH 2015		MARCH 2015- MARCH 2016	
CURRENCY	NOMINAL VALUE	WEIGHTED FIXED RATE	NOMINAL VALUE	WEIGHTED FIXED RATE	NOMINAL VALUE	WEIGHTED FIXED RATE
EUR	3410	281 %	3410	245%	5670	331%
USD	2150	255 %	2155	261%	2160	264%
GBP	525	303 %	530	282%	525	291%

(MILLION)	MARCH 2016 - MARCH 2017		MARCH 2017 - MARCH 2022		MARKET VALUE 31.12.2013 (NOK MILLION)	
CURRENCY	NOMINAL VALUE	WEIGHTED FIXED RATE	NOMINAL VALUE	WEIGHTED FIXED RATE		
EUR	5660	248%	2830	254%		-2683
USD	2150	264%	107.5	241%		-272
GBP	470	253%	235	281%		-156
					TOTAL	**-311.1**

A 0.50% point parallel increase in all relevant yield curves will cause a NOK 214 million increase in the market value. A decrease of 0.50% will take some yields below zero and the calculation will only be of theoretical in nature. This change would mainly be classified as other comprehensive income. In addition, the fixed rate coupon on the convertible bond as described in note 10 is part of the hedging of interest rate risk in the Group.

CREDIT RISK

The Group trades only with recognized, creditworthy third parties. It is the Group's policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and as a main rule the Group's trade receivables are fully credit insured. The Group is monitoring exposure towards individual customers closely and is not substantially exposed in relation to any individual customer or contractual partner as of 31 December 2013. The maximum exposure is disclosed in note 17.

The Group only enters intro derivative transactions with counterparties with an established business relationship to the Group.

PRICE/LIQUIDITY RISK

The Group is continuously monitoring liquidity and estimates expected liquidity development on the basis of budgets and monthly updated forecasts from the units. Marine Harvest's financial position and development depend significantly on the spot price developments for salmon, and these prices have historically been volatile. As such Marine Harvest is exposed to movements in supply and demand for salmon. Marine Harvest has to some extent mitigated its exposure to spot prices by entering into bilateral fixed price/volume contracts with its' customers. The hedging rate has normally varied between 20 and 50% of Marine Harvest's sold volume and the duration of the contracts have typically been three to twelve months. To a limited extent such contracts have been entered into with duration of more than twelve months. Furthermore Marine Harvest is reducing its' exposure to spot price movements through its' value added processing activities and tailoring of products for its customers. Other key liquidity risks are fluctuations in production and harvest volumes, biological issues, and changes in the feed price, which is the most important individual factor on the cost side. Feed costs are correlated to the marine and agricultural commodity prices of the ingredients.

Marine Harvest's aim is to maintain a balance between long-term financing and flexibility by using credit facilities, new borrowings and bonds.

MATURITY PROFILE OF THE FINANCIAL LIABILITIES AND DERIVATIVES BASED ON CONTRACTUAL UNDISCOUNTED PAYMENTS, INCLUDING INTEREST

(NOK MILLION)	CARRYING AMOUNT	CONTRACTUAL CASH FLOWS	WITHIN 1 YEAR	1 - 2 YEARS	2 - 5 YEARS	MORE THAN 5 YEARS
Non-derivative financial liabilities						
Syndicated loan	-4 124.7	-4 264.9	-396.3	-3 868.6	0.0	0.0
Convertible bond	-2 548.3	-3 262.4	-69.7	-69.7	-3 123.0	0.0
Unsecured bond	-1 495.7	-1 772.4	-318.9	-64.3	-1 389.2	0.0
Leasing debt	-15.8	-15.8	-4.7	-4.9	-5.4	-0.8
Trade payables and other liabilities	-2 466.3	-2 500.7	-2 356.4	-19.0	-38.3	-87.0
Derivative financial liabilities						
Conversion liability component	-560.9	0.0	0.0	0.0	0.0	0.0
Interest swaps	-311.1	-829.4	-107.3	-166.8	-318.9	-236.3
Cash flow hedges	-49.9	-37.8	-37.8	0.0	0.0	0.0
Transaction hedges	14.0	13.9	14.1	-0.2	0.0	0.0
Total financial liabilities	**-11 558.7**	**-12 669.5**	**-3 277.1**	**-4 193.5**	**-4 874.7**	**-324.2**

NOTE 14 - REMUNERATION

SALARY AND PERSONNEL EXPENSES

(NOK MILLION)	2013	2012	2011
Salaries	-1 766.1	-1 635.6	-1 582.0
Cash bonuses	-131.0	-112.6	-80.5
Social security taxes	-316.6	-256.5	-240.6
Pension expenses	-65.5	-78.7	-73.7
Share price based bonus	-65.1	-37.3	17.6
Temporary labor	-238.8	-232.0	-187.5
Other benefits	-91.1	-66.0	-51.2
Total salary and personnel expenses	**-2 674.3**	**-2 418.7**	**-2 177.8**
Average number of employees	**8 533**	**6 357**	**6 236**

At year-end 2013 there were 10 676 full time employees in the Group.

REMUNERATION TO KEY MANAGEMENT PERSONNEL

(NOK MILLION)	2013	2012	2011
Salaries and other short-term employee benefits	18.9	19.9	13.8
Termination benefits	-	3.5	0.0
Post-employment benefits	2.6	2.2	1.5
Shared based payments	12.5	1.3	6.4
Total remuneration to key management	**34.0**	**26.9**	**21.6**

SHARE PRICE BASED BONUS SCHEME AND SHARE OPTION SCHEME FOR SENIOR EXECUTIVES

Marine Harvest Group has a share price based bonus scheme for key employees. The scheme was launched in 2008, and the first bonus payment was in April 2011.

OUTSTANDING UNITS / OPTIONS PER ALLOTMENT	2013-ALLOTMENT OF CALL OPTIONS	2012-ALLOTMENT OF CALL OPTIONS	2011-ALLOTMENT OF CALL OPTIONS	2010-ALLOTMENT OF CALL OPTIONS
Distributed units / options	15 200 000	15 500 000	30 250 000	32 000 000
Forfeited units / options	-	-	-4 000 000	-9 000 000
Dividend adjustment	544 218	554 959	4 592 436	6 256 437
Execution	-	-	-	-29 256 437
Total Units / options outstanding at year end	**15 744 218**	**16 054 959**	**30 842 436**	
Base value / Strike price December 31, 2013	**5.4450**	**3.3694**	**6.2581**	
Number of employees in the scheme at year end	**22**	**19**	**46**	

All Units/Options are presented as of December 31, 2013, before the reverse split of shares (10:1) in January 2014.

SHARE PRICE BASED BONUS SCHEME – SENIOR EXECUTIVES

The Marine Harvest Group has a share price based bonus scheme. The scheme is reserved for the senior executives of the Marine Harvest Group. The main characteristics of the scheme are as follows:

- The individual entitled to bonus is allotted a number of calculatory units (where each unit corresponds to one share in Marine Harvest) ("Units") and an appurtenant value (which corresponds to the market price of Marine Harvest's share + 7.5 %) on allotment (the "Base Value").
- Three years after allotment, the individual entitled to bonus will be paid a cash bonus corresponding to the positive difference between the Marine Harvest share's market value at such time and the Base Value, multiplied with the number of Units.
- The individual entitled to bonus is obligated to invest the bonus amount after income tax has been deducted in Marine Harvest shares at market price. These shares are subscribed/purchased from Marine Harvest, or purchased in the market. Marine Harvest will cover the individual's expenses for purchasing the shares.
- The individual entitled to bonus is obligated to own the purchased shares for a 12 month period following their acquisition.

The payment of bonus is conditional upon the individual entitled to bonus being employed in the Marine Harvest Group during the whole vesting period. The bonus amount is, for each individual, limited to two years' salary.

Full adjustment for dividend payments from Marine Harvest ASA, from the date of allotment to the date of maturity, will be made when calculating the bonus for each participant (in accordance with the Oslo Stock Exchange Derivative Rules (A 2.2.8 (1)b).

Payment of bonus related to the 2010 allotments was made to 51 senior executives on August 31, 2013 (the "Participants"). The Participants were being paid a cash bonus corresponding to the positive difference between the base value of the units allotted in 2010 and the volume weighted average share price of the Marine Harvest shares on April 19, 2013, being NOK 5.9743 (the "VWAP") multiplied with the number of units (the "Bonus"). Full adjustment for dividend payments from Marine Harvest, from the date of allotment to the date of maturity, was taken into account when calculating the bonus for each Participant (in accordance with the Oslo Stock Exchange Derivative Rules (A 2.2.8 (1)b)). Furthermore, the bonus was limited to two year's salary.

The Participants were required to use the bonus after deduction for income tax, to acquire shares in Marine Harvest at a price per share corresponding to the VWAP. To effect such settlement Marine Harvest acquired 3,669,797 own shares in the market at an average price of NOK 5.8967 per share and resold them to the Participants on August 21, 2013 at a price corresponding to the VWAP. Marine Harvest had been prevented from settling the bonus earlier due to the price sensitive character of the Cermaq-process and the second quarter 2013 interim report.

SHARE OPTION SCHEME – SENIOR EXECUTIVES

In the statement on the principles applicable to the determination of salary and other remuneration to the senior executives in the Marine Harvest Group presented by the board of directors of Marine Harvest to the 2013 general meeting it was disclosed that the Share Price Based Bonus Scheme which was included in this Marine Harvest Group's total remuneration package had been terminated at the end of 2011.

It was further stated that it would be substituted with a comparable scheme based on annual allocation of ordinary options. The main terms of the option scheme, the number of options to be allocated with retrospective effect for 2012 and 2013 and the strike price was described.

On August 22, 2013 it was announced that the board of directors of Marine Harvest had approved the final terms of the new scheme and the documentation for the terms thereof.

The scheme is based on annual allocations of a number of European call options with a strike price of 107.5% of the share price of Marine Harvest's shares at the date of allocation. The options have a term of 4 years but will become exercisable immediately if a mandatory bid is made for all of the shares in Marine Harvest or if Marine Harvest is the non-surviving entity in a merger with another company.

If the holder of the options exercises the options, the company may settle its obligation through the issue of new shares or, alternatively, by selling treasury shares to the option holder. There will be no lock-up obligation on the shares the option holder receives through the exercise of the option. The exercise of the option is conditional upon the option holder being employed in a non-terminated position in the Marine Harvest Group at the date of exercise.

The number of shares and the strike price will be adjusted for dividends and changes in the equity capital during the term of the option according to the Oslo Stock Exchange's derivative rules. Total profit through the exercise of the option in a year is capped at two years' salary for the option holder. If the profit exceeds this limit, the number of shares to be issued will be reduced accordingly. The scheme assumes that the board, in March each year, will decide on an allocation of options to the individuals qualified to participate in the scheme.

SHARE PURCHASE PROGRAM

All permanent employees in Marine Harvest ASA and its Norwegian subsidiaries have in the years 2009 through 2013 had the opportunity to acquire shares in the Company within the scope of the Norwegian Tax Act Section 5-14. These provisions provide this group of employees with the opportunity to receive a tax free benefit of NOK 1 500 in connection with their participation in such a scheme. Most employees are given the opportunity to get the purchase financed through a loan from Marine Harvest ASA, which will be deducted in salary over maximum 10 months. Senior Executives are not allowed to finance their share purchases through a loan from Marine Harvest.

No other loans or guaranties have been granted to key management personnel.

PENSION PLANS

Pensions are not a significant cost component or obligation in the financial statements.

(NOK MILLION)	PENSION COST	PENSION NET LIABILLITY (FUND) 31.12
MH Norway	25.3	3.3
MH Scotland	6.7	-11.9
MH Canada	10.9	-
MH VAP Europe	6.0	26.9
Corporate	5.2	49.0
Other entities	11.5	0.8
Total 2013	**65.5**	**68.1**
Total 2012	**78.7**	**56.5**
Total 2011	**73.7**	**67.8**

NOTE 15 - TAXES

INCOME TAXES FOR THE YEAR IN THE STATEMENT OF COMPREHENSIVE INCOME

(NOK MILLION)	2013	2012	2011
Norway	-123.0	13.8	-0.2
Foreign units	-153.1	-51.9	-192.8
Tax on profits (current tax)	**-276.1**	**-38.0**	**-192.9**
Norway	-508.7	-307.2	-142.2
Foreign units	-242.0	-31.3	73.4
Change in deferred tax	**-750.7**	**-338.5**	**-68.8**
Total income taxes related to profit for the year	**-1 026.8**	**-376.5**	**-261.7**

RECONCILIATION BETWEEN NOMINAL AND EFFECTIVE TAX RATE

(NOK MILLION)	2013	2012	2011
Profit before tax	3 457.4	789.2	1 382.9
Nominal tax rate	28 %	28 %	28 %
Tax calculated with nominal tax rate	**-968.1**	**-221.0**	**-387.2**
Non taxable income/loss on sale of shares	35.8	38.6	-0.7
Change in value of conversion liability component	-144.5	-85.5	134.7
Non taxable income/loss on receivables	-60.6	-	-
Non taxable income/loss from associated company	61.8	22.9	-2.1
Non taxable income/loss on change in market value on financial instruments	-1.8	0.6	-
Non taxable income/loss on change in market value on other shares	17.0	-1.1	8.7
Effect of changed tax rate on deferred tax positions	87.4	-24.7	6.8
Effect of adjustment of income from previous years	-0.8	-80.9	-22.0
Effect of recognition of previously non recognized tax asset	1.8	3.9	25.0
Effect of non recognition of losses and tax assets	-98.9	-1.0	-
Other permanent difference reported by the entities	-15.7	-4.8	-17.7
Effect of different tax rate compared to 28%	59.7	-23.5	-7.2
Total income taxes	**-1 026.8**	**-376.5**	**-261.7**

TAX FOR THE YEAR RECOGNISED IN OTHER COMPREHENSIVE INCOME

(NOK MILLION)	2013	2012	2011
Deferred tax related to income/cost recognized as other comprehensive income	13.7	31.1	38.5
Deferred tax related to actuarial gain/losses in other comprehensive income	5.1	-	-
Total tax for the year recognized in Other Comprehensive income	**18.8**	**31.1**	**38.5**

TAX PREPAID/RECEIVABLE IN THE STATEMENT OF FINANCIAL POSITION

(NOK MILLION)	2013	2012	2011
Tax prepaid/receivable in Norway	-	11.5	-
Tax prepaid/receivable in foreign units	137.0	55.5	44.2
Total tax prepaid/receivable in the statement of financial position	**137.0**	**67.0**	**44.2**

TAX PAYABLE IN THE STATEMENT OF FINANCIAL POSITION

(NOK MILLION)	2013	2012	2011
Tax payable in Norway	122.9	-	4.6
Tax payable, foreign units	129.7	26.2	82.0
Total tax payable in the statement of financial position	**252.6**	**26.2**	**86.6**

SPECIFICATION OF DEFERRED TAX AND BASIS FOR DEFERRED TAX/TAX ASSETS TAX INCREASING/(REDUCING) TEMPORARY DIFFERENCES

(NOK MILLION)	2013	2012	2011
Non-current assets	5 823.7	3 887.3	5 302.6
Current assets	7 422.3	4 797.0	4 269.8
Debt	-277.3	334.2	219.0
Pension obligation	-71.2	-50.2	-37.7
Tax losses carried forward	-447.7	-677.5	-1 703.8
Other differences	-665.7	-24.1	492.8
Total temporary differences	**11 784.2**	**8 266.7**	**8 542.8**
Tax losses carried forward in Norway	-	-404.0	-1 236.1
Other temporary differences in Norway	8 422.8	6 975.6	6 795.2
Tax losses carried forward abroad	-447.7	-273.5	-467.7
Other temporary differences abroad	3 809.0	1 968.6	3 451.4
Total temporary differences	**11 784.2**	**8 266.7**	**8 542.8**

TOTAL DEFERRED TAX ASSET/LIABILITIES IN THE STATEMENT OF FINANCIAL POSITION

(NOK MILLION)	2013	2012	2011
Deferred tax assets	178.8	73.9	160.1
Deferred tax liabilities	-3 365.0	-2 543.7	-2 351.9
Net deferred tax in the statement of financial position	**-3 186.2**	**-2 469.8**	**-2 191.8**

The Group has capitalized deferred tax assets related to tax losses carried forward. This is based on the expectation of probable sufficient earnings in the future, mainly Chile, USA and Germany where the majority of tax losses carried forward are located. The expectations are based on current earnings and approved budgets. In addition substantial deferred tax liabilities linked to non-current assets and current assets are recorded.

Deferred tax assets linked to tax losses are offset against deferred tax liabilities in the tax jurisdictions where acceptable.

MATURITY OF TAX LOSSES WHERE DEFERRED TAX LOSS IS RECOGNIZED

TO YEAR (NOK MILLION)	NORWAY	ABROAD	TOTAL
2014	-	7.7	7.7
2015	-	58.5	58.5
2016	-	15.4	15.4
2017	-	17.3	17.3
2018	-	13.9	13.9
2019	-	5.3	5.3
2020	-	5.3	5.3
2021	-	5.8	5.8
2022	-	6.1	6.1
2023+	-	10.5	10.5
Unlimited	-	301.8	301.8
Total 2013	**-**	**447.7**	**447.7**
Total 2012	404.0	273.5	677.5
Total 2011	1 236.1	467.7	1 703.8

MATURITY OF TAX LOSSES FOR WHICH NO DEFERRED TAX ASSET IS RECOGNISED

TO YEAR (NOK MILLION)	NORWAY	ABROAD
2014	-	27.5
2015	-	37.9
2016	-	9.7
2017	-	36.9
2018	-	30.9
2019	-	-
2020	-	-
2021	-	-
2022	-	-
2023+	-	3.0
Unlimited	-	146.0
Total 2013	**-**	**291.9**
Total 2012	-	379.7
Total 2011	-	137.1

TAX RATES APPLIED (SELECTED COUNTRIES)

COUNTRIES	2013	2012	2011
Japan	40.0%	40.0%	40.0%
USA	39.6%	35.0%	35.0%
Belgium	34.0%	34.0%	34.0%
Germany	33.7%	N/A	N/A
France	33.3%	33.3%	33.3%
Norway*	28.0%	28.0%	28.0%
China	25.0%	25.0%	25.0%
The Netherlands	25.0%	25.0%	25.0%
Scotland	23.3%	24.5%	26.5%
Canada	25.8%	25.0%	25.0%
Faroe Islands	20.5%	20.0%	20.0%
Chile	20.0%	20.0%	20.0%
Poland	19.0%	19.0%	19.0%
Ireland	12.5%	12.5%	12.5%

*) Changed to 27% from 2014

NOTE 16 – CASH

(NOK MILLION)	2013	2012	2011
Cash in bank	439.1	246.0	213.1
Restricted cash / withheld taxes	40.3	35.9	35.1
Other restricted cash	126.8	53.4	30.9
Cash	**606.2**	**335.3**	**279.1**

NOTE 17 - TRADE RECEIVABLES AND OTHER RECEIVABLES

SPECIFICATION OF CARRYING AMOUNT OF RECEIVABLES

(NOK MILLION)	2013	2012	2011
Trade receivables	3 227.9	1 799.4	1 929.9
Provisions for bad debts	-36.6	-17.5	-15.0
Net trade receivables	**3 191.5**	**1 782.0**	**1 914.9**
Prepayments	115.2	95.4	65.4
Cash flow hedges hedges	29.6	135.1	243.3
Other	945.6	362.3	301.1
Other receivables	**1 086.5**	**592.7**	**609.8**
Total trade receivables and other receivables	**4 277.9**	**2 374.7**	**2 524.8**

AGE DISTRIBUTION OF TRADE RECEIVABLES

(NOK MILLION)	2013	2012	2011
Receivables not overdue	2 524.5	1 426.3	1 661.4
Overdue 0-6 months	658.4	360.3	257.7
Overdue more than 6 months	45.0	12.8	10.8
Total carrying amount of trade receivables	**3 227.9**	**1 799.4**	**1 929.9**

MOVEMENT IN PROVISIONS FOR BAD DEBT (TRADE RECEIVABLES)

At the beginning of 2013, provisions for bad debt amounted to NOK 17.5 million. Provisions amounting to NOK - 0.8 million was considered lost and thus written-off. Adjusted for additional provisions for losses of NOK 17.3 million, as well as NOK 2.6 million in currency effects, the provision for bad debt amounted to NOK 36.6 million at year-end 2013.

CURRENCY EXPOSURE TO TRADE RECEIVABLES

The Group held trade receivables amounting to NOK 3 191.5 million at year-end.

The business units generally completes their sales in the main trading currency in the country of destination. Below the carrying amount of trade receivables per business unit is presented, and an indication of currency is given by reference to the markets where sales from the unit generally are made.

BUSINESS UNIT (NOK MILLION)	MAIN MARKETS AND CURRENCY	2013	2012	2011
Marine Harvest Norway	European market (EUR), US market (USD), Russia (USD) and Asia (JPY&USD)	758.8	619.3	596.3
Marine Harvest Chile	US market (USD), Brazil and Argentina (USD) and Asia (JPY)	269.2	242.6	238.3
Marine Harvest Canada	US market (USD)	24.2	16.6	26.7
Marine Harvest Scotland	Domestic market (GBP) and European market (EUR)	179.4	97.4	139.9
Marine Harvest VAP Europe	Belgium, France and Holland (EUR)	737.8	642.0	728.1
Morpol	European market (EUR), US market (USD), Great Britain (GBP) and Asia (JPY&USD)	980.5	-	-
Marine Harvest Other Businesses and eliminations		241.4	164.1	185.6
Net trade receivables		**3 191.4**	**1 782.0**	**1 914.9**

NOTE 18 - TRADE PAYABLES AND OTHER CURRENT LIABILITIES

(NOK MILLION)	2013	2012	2011
Trade payables	**2 232.6**	**1 452.5**	**1 481.8**
Other current liabilities			
Social security and other taxes	124.4	121.8	117.4
Accrued expenses	672.2	385.9	332.7
Cash flow hedges	82.2	450.4	304.6
Other liabilities	1 088.9	517.3	425.6
Total other current liabilities	**1 967.7**	**1 475.4**	**1 180.3**

CURRENT INTEREST-BEARING DEBT TO FINANCIAL INSTITUTIONS

(NOK MILLION)	2013	2012	2011
First years instalment on debt	524.3	235.3	-
Bank overdrafts	85.8	45.0	154.8
Other current interest-bearing debt	74.0	97.5	2.2
Current part (1st year) financial leases	2.5	-	-
Total current interest-bearing debt	**686.7**	**377.8**	**157.0**

UNUSED DRAWING RIGHTS

(NOK MILLION)	2013	2012	2011
Unused part of bank overdraft facility (to be renewed within one year)	124.8	73.9	79.1
Unused part of bank overdraft facility (to be renewed in more than one year)	334.4	345.6	251.0
Unused part of other drawing rights (to be renewed in more than one year)	1 313.6	1 038.9	422.4
Total unused drawing rights	**1 772.9**	**1 458.4**	**752.5**

NOTE 19 - SECURED LIABILITIES AND GUARANTEES

CARRYING VALUE OF DEBT SECURED BY MORTGAGES AND PLEDGES

(NOK MILLION)	2013	2012	2011
Debt to financial institutions	4 244.2	4 036.1	5 045.6
Leasing debt	15.8	5.7	12.3
Total debt secured by mortgages and pledges	**4 260.0**	**4 041.8**	**5 057.9**
Guarantee liabilities	257.2	88.7	96.7

The Group syndicated loan facility has been established with security in current assets, licenses (where applicable), fixed assets and guarantees from some of the entities in the Group. In addition the shares in larger subsidiaries have been pledged in favor of the bank syndicate.

CARRYING VALUE OF ASSETS PLEDGED AS SECURITY FOR DEBT

(NOK MILLION)	2013	2012	2011
Tangible fixed assets and licenses	6 644.7	6 382.5	6 452.1
Inventory and biological assets	9 114.5	6 207.3	6 189.0
Trade receivables	1 294.5	985.0	1 154.0
Other assets	5.3	7.6	3.7
Total assets pledged as security	**17 059.0**	**13 582.4**	**13 798.8**

NOTE 20 - OTHER NON-CURRENT LIABILITIES

(NOK MILLION)	2013	2012	2011
Net pension obligations	80.0	78.8	67.8
Conversion liability component on convertible bond	560.9	329.5	24.2
Non-current cash flow hedges	294.4	0.0	-
Other non-current liabilities	40.9	6.4	7.4
Total other non-current liabilities	**976.2**	**414.7**	**99.3**

NOTE 21 - INVESTMENTS IN ASSOCIATED COMPANIES

Associated companies are companies where the Group has a significant ownership interest, ranging from 20-50%, and where the Group is able to exercise significant influence. Associated companies are recorded in the Group statements in accordance with the equity method. None of the companies recongized as associated companies are listed companies.

ASSOCIATED COMPANIES

(NOK MILLION)	HEAD OFFICE	OWNER-SHIP	OWNED BY	ACQUISITION COST	CARRYING AMOUNT 01.01.13	SHARE OF PROFIT 2013	DIVIDENDS RECEIVED 2013	OTHER CHANGES 2013	CARRYING AMOUNT 31.12.13
Nova Sea AS	Lovund	48 %	Marine Harvest Holding AS	2692	5947	2108	-192	-	7863
Finnøy Fisk AS	Finnøy	45 %	Marine Harvest Norway AS	81	302	117	-11	188	597
Vågafossen Settefisk AS	Vikedal	48 %	Marine Harvest Norway AS	13	82	-03	-	-	79
Center for Aquaculture Competence AS	Hjelmeland	33 %	Marine Harvest Norway AS	02	140	-05	-	328	463
Others				01	02	-	-	-	02
Total				**278.9**	**647.3**	**221.8**	**-20.3**	**51.6**	**900.4**

(NOK MILLION) - 100% BASIS	DIVIDEND RECEVIED	TOTAL REVENUE	TOTAL FAIR VALUE UPLIFT BIOMASS	TOTAL PROFIT AND LOSS	TOTAL BIOLOGICAL ASSETS	TOTAL OTHER CURRENT ASSETS	TOTAL CURRENT LIABILITIES
2013							
Nova Sea AS	192	14565	981	3822	4196	14970	10636
Finnøy Fisk AS	06	376	48	198	88	760	434
Center for Aquaculture Competence AS	-	101	-	-05	397	181	545
Vågafossen Settefisk AS	05	255	-	07	10	285	128
2012							
Nova Sea AS	235	13132	404	988	3942	9488	7255
Finnøy Fisk AS	83	130	-	13	96	512	318
Center for Aquaculture Competence AS	-	672	-	27	149	43	154
Vågafossen Settefisk AS	-	176	-	22	53	139	31
2011							
Nova Sea AS	459	9273	-	1302	4041	8349	6274
Finnøy Fisk AS	112	370	-	176	76	682	493
Center for Aquaculture Competence AS	-	359	-	-06	480	77	546
Vågafossen Settefisk AS	07	179	-	16	48	137	36

NOTE 22 - INVESTMENTS IN OTHER SHARES

Shares and holdings where the Group does not have significant influence

SHAREHOLDINGS

(NOK MILLION)

COMPANY	NUMBER OF SHARES	OWNERSHIP %	ACQUISITION COST	CHANGES IN MARKET VALUE 2013	CARRYING AMOUNT 31.12.13
Havfisk ASA [1]	10 092 923	11.9%	251.0	59.8	119.1
Stofnfiskur	10 633 341	7.8%	6.0	-	3.0
Norway Seafoods AS [1]	10 092 923	11.9%	34.1	1.0	6.1
Other shares	-	-	1.4	-	3.9
Total carrying amount of other shares			**292.4**	**60.8**	**132.1**

1) The shares in Havfisk ASA are carried at fair value based on the market price for the shares at the Oslo Stock Exchange at year-end 2013.
The shares in Norway Seafoods AS are carried at fair value (OTC list).

NOTE 23 - CONSOLIDATED ENTITIES

The consolidated financial statements include the following companies:

PARENT COMPANY	COUNTRY
Marine Harvest ASA	Norway

SUBSIDIARIES - NORWAY	COUNTRY	OWNERSHIP %
Marine Harvest Fish Feed AS	Norway	100.00%
Marine Harvest Holding AS	Norway	100.00%
Marine Harvest Ingredients AS	Norway	100.00%
Marine Harvest Labrus AS	Norway	100.00%
Marine Harvest Minority Holding AS	Norway	100.00%
Marine Harvest Norway AS	Norway	100.00%
Sterling White Halibut AS	Norway	100.00%
Fjord Gadus AS	Norway	100.00%
Morpol ASA	Norway	100.00%
Waynor Trading AS	Norway	100.00%
Jøkelfjord Laks AS	Norway	100.00%
Jøkelsmolt AS	Norway	100.00%
Jøkelfjord Edelfisk AS	Norway	100.00%

SUBSIDIARIES - AMERICAS	COUNTRY	OWNERSHIP %
Marine Harvest North America Inc.	Canada	100.00%
Marine Harvest Canada Inc.	Canada	100.00%
Englewood Packing Company Ltd.	Canada	100.00%
Marine Harvest Chile S.A.	Chile	100.00%
Ocean Horizons S.A.	Chile	100.00%
Cultivadora de Salmones Linao S.A.	Chile	100.00%
Salmones Tecmar S.A.	Chile	100.00%
Salmones Lican S.A.	Chile	100.00%
Processadora De Productos Marinos Delifish S.A.	Chile	100.00%
Aquamerica International Holdings S.A.	Panama	100.00%
Panamerica International Holdings S.A.	Panama	100.00%
Salmoamerica Corp.	Panama	100.00%
Ducktrap River of Maine LLC	USA	100.00%
Marine Harvest USA Holding LLC	USA	100.00%
Marine Harvest USA LLC	USA	100.00%
Morpol America Inc.	USA	100.00%

SUBSIDIARIES - ASIA	COUNTRY	OWNERSHIP %
Marine Harvest China Co. Ltd.	China	100.00%
Marine Harvest Hong Kong Cy Ltd	Hong Kong	100.00%
Marine Harvest Japan Inc	Japan	100.00%
Marine Harvest Food Service Inc	Japan	100.00%
Morpol Japan Co Ltd	Japan	89.00%
Marine Harvest Korea Co. Ltd	Korea	100.00%
Marine Harvest Singapore Pte Ltd	Singapore	100.00%
Morpol Holdings Singapore Pte Ltd	Singapore	100.00%
Marine Harvest Taiwan Co Ltd	Taiwan	100.00%
Amanda Foods Vietnam Ltd	Vietnam	100.00%

SUBSIDIARIES - EUROPE	COUNTRY	OWNERSHIP %
Marine Harvest Pieters NV	Belgium	100.00%
Marine Harvest VAP Europe NV	Belgium	100.00%
Marine Harvest Central and Eastern Europe s.r.o.	Czech Republic	100.00%
Marine Harvest Faroes P/F	Faroes	100.00%
Marine Harvest VAP France SAS	France	100.00%
Marine Harvest Appéti' Marine SAS	France	100.00%
Marine Harvest Boulogne SAS	France	100.00%
Marine Harvest Rolmer SAS	France	100.00%
Marine Harvest Lorient SAS	France	100.00%
Marine Harvest Kritsen SAS	France	100.00%
Marine Harvest Rennes SAS	France	100.00%
Morpol France SAS	France	100.00%
Morpol France Production SAS	France	100.00%
Laschinger Seafood GmbH	Germany	100.00%
Laschinger Produktions GmbH	Germany	100.00%
Belisco Ehf	Iceland	100.00%
Comhlucht Iascaireachta Fanad Teoranta	Ireland	100.00%
Bradan (Maoil Rua) Teoranta	Ireland	100.00%
Bradan Fanad Teoranta	Ireland	100.00%
Bradan Prioseal Teoranta	Ireland	100.00%
Fanad Pettigo Teoranta	Ireland	100.00%
Feirm Farraige Oilean Chliara Teoranta	Ireland	92.03%
Fanad Fisheries (Trading) Ltd	Ireland	100.00%
Silverking Seafoods Ltd	Ireland	100.00%
Marine Harvest Italia S.R.L.	Italy	100.00%
Morpol Italia S.R.L.	Italy	100.00%
Marine Harvest NV	Netherlands	100.00%
Marine Harvest International BV	Netherlands	100.00%
Marine Harvest Holland BV	Netherlands	100.00%
Marine Harvest Sterk Holding BV	Netherlands	100.00%
Marine Harvest Sterk BV	Netherlands	100.00%
Marine Harvest Poland Sp. z.o.o.	Poland	100.00%
Morpol S.A.	Poland	100.00%
Laurin Seafood Sp. z.o.o.	Poland	100.00%
Morpol VAP Sp. z.o.o.	Poland	100.00%
Morpol Technology Sp. z.o.o.	Poland	100.00%
Morpol Transport Sp. z.o.o.	Poland	100.00%
MK Delikatesy Sp. z.o.o.	Poland	100.00%
Epigon S.A.	Poland	78.00%
Marine Harvest (Scotland) Ltd	UK	100.00%
Meridian Salmon Group Ltd	UK	100.00%
Meridian Salmon Farms Ltd	UK	100.00%
Meridian Salmon Processing Ltd	UK	100.00%
Meridian Salmon Ltd	UK	100.00%
Marine Products (Scotland) Ltd	UK	80.00%
Wester Sound Salmon Ltd	UK	100.00%
Hoogland Salmon Company Ltd	UK	100.00%
North Isles Seafarms Ltd	UK	100.00%

SUBSIDIARIES - EUROPE	COUNTRY	OWNERSHIP %
Meridian Salmon Farms (Smolt) Ltd	UK	100.00%
Meridian Salmon Farms (Argyll) Ltd	UK	100.00%
Ocean Shells Ltd	UK	100.00%
Seagro Ltd	UK	100.00%
Marine Farms Ltd	UK	100.00%
Cod And Shellfish (Scotland) Ltd	UK	100.00%
Mainland Salmon Ltd	UK	100.00%
The Orkney Salmon Company Ltd	UK	96.80%
Northern Isles Salmon Ltd	UK	99.99%
Lakeland Smolt Ltd	UK	100.00%
Morpol UK Ltd	UK	100.00%
Brookside Products Ltd	UK	100.00%
Migdale Transport Ltd	UK	50.00%
Migdale Smolt Ltd	UK	50.00%
Sea Products of Scotland Ltd	UK	100.00%
Lakeland Unst Ltd	UK	100.00%
Hoganess Salmon Ltd	UK	100.00%
Lakeland Cairndow Ltd	UK	100.00%
Sound of Jura Salmon Ltd	UK	100.00%
Bridge of Faillie Smolts Ltd	UK	100.00%
Marine Harvest Spain, S.L.	Spain	100.00%

The Group has no material partly-owned subsidiaries, and the non-controlling interests are immaterial. Additional financial information is hence, not disclosed.

NOTE 24 - SHARE CAPITAL

SHARE CAPITAL

(NOK MILLION)	2013	2012	2011
Total number of shares (million)	4 103.8	3 748.3	3 581.1
Nominal value as of 31.12 (NOK)	0.75	0.75	0.75
Share capital (total number of shares at nominal value)	3 077.9	2 811.3	2 685.9
Share premium	2 954.6	779.0	54.9

OVERVIEW OF THE LARGEST SHAREHOLDERS 31.12.2013:

	NO. OF SHARES	OWNER'S SHARE %
Geveran Trading CO LTD	1 116 731 234	27.21%
Folketrygdfondet	369 387 688	9.00%
DNB NOR Bank ASA	116 204 539	2.83%
Clearstream Banking S.A.	113 345 944	2.76%
State Street Bank and Trust CO.	86 594 750	2.11%
Lansdowne Developed Markets Master	80 811 451	1.97%
State Street Bank and Trust CO.	77 030 260	1.88%
The Bank of New York Mellon SA/NVT	56 411 492	1.37%
Euroclear Bank S.A./N.V. ('BA')	50 357 958	1.23%
Varma Mutual Pension Insurance	40 400 000	0.98%
Verdipapirfondet DNB Norge (IV)	35 986 694	0.88%
Statoil Pensjon	35 735 271	0.87%
Verdipapirfondet DNB Norge Selektiv	34 221 964	0.83%
JP Morgan Chase Bank, NA	34 068 196	0.83%
Danske Invest Norske Instit II	32 003 666	0.78%
State Street Bank and Trust CO.	31 075 315	0.76%
West Coast Invest AS	30 012 000	0.73%
JPMorgan Chase Bank, N.A.	28 172 284	0.69%
State Street Bank & Trust CO.	27 846 356	0.68%
J.P. Morgan Chase Bank N.A. London	27 763 951	0.68%
Total 20 largest shareholders	**2 424 161 013**	**59.07%**
Total other	1 679 616 568	40.93%
Total number of shares 31.12. 2013	**4 103 777 581**	**100.00%**

Shares are presented as of December 31, 2013, before the reverse split of shares (10:1) in January 2014

SHAREHOLDERS PER COUNTRY

	NO. OF SHARES	SHARE %
Norway	1 425 959 250	34.75%
Cyprus	1 158 011 841	28.22%
USA	472 415 649	11.51%
Great Britain	457 702 377	11.15%
Other countries	589 688 464	14.37%

SHARES OWNED BY BOARD MEMBERS, GROUP MANAGEMENT AND THEIR RELATED PARTIES AS OF 31.12.2013

	NUMBER OF SHARES
Board of Directors	
Ole-Eirik Lerøy (Chairman of the Board)	27 220 000
Leif Frode Onarheim	325 000
Solveig Strand	20 000
Michael Parker	–
Cecilie Fredriksen [1]	–
Tor Olav Trøim	5 000
Hege Sjo	–
Turid Lande Solheim	8 127
Geir-Elling Nygård	–
Stein Mathiesen	5 236
Total number of shares held by Board members	**27 583 363**
Group Management	
Alf-Helge Aarskog CEO	1 041 482
Ivan Vindheim CFO	5 236
Marit Solberg COO Farming	391 055
Ola Brattvoll COO Sales and Marketing	5 236
Ben Hadfield COO Fish Feed	49 473
Øyvind Oaland R&D Global Director	158 238
Anne Lorgen Riise HR Global Director	2 218
Total number of shares held by Group management	**1 652 938**
Total number of shares held by Board members and Group management personnel	**29 236 301**
Total number of shares held by Board members and Group management personnel in % of total outstanding shares	**0.71%**

[1] Cecilie Fredriksen is a member of the class of Beneficiaries of the Trusts which indirectly control Geveran Trading Co Limited.

TRS AGREEMENTS AND FORWARD CONTRACTS

Geveran Trading Co Ltd (Geveran), which is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, has extended TRS agreements related to 70 million shares in Marine Harvest ASA. The new expiration of the TRS agreement is August 20th 2014. The exercise price on the ageements is NOK 7.8267 per share. Ole-Eirik Lerøy and his affiliate own 57 220 000 shares in Marine Harvest ASA, of which 30 000 000 shares are covered by a forward agreement. This represents a total ownership of 1.39% of the issued share capital. The settlement date of the forward agreement is 6 January 2016 and the purchase price is NOK 7.7164 per share.

SHAREHOLDERS RIGHTS

There are no current limitations in voting rights or trade limitations related to the Marine Harvest share.

AUTHORIZATION TO INCREASE THE SHARE CAPITAL

The Board of Directors is granted an authorization to increase the company's share capital with a total par value up to NOK 281 125 500 represented by up to 374 834 000 shares, with a nominal value of NOK 0.75 per share. The authority also applies to capital increases in connection with mergers pursuant. The authority does not define the purpose(s) of such capital increase. The authority expires at the AGM in 2014.

POWER OF ATTERNEY TO REPURCHASE OWN SHARES

The Board is granted a power of attorney to purchase shares in the Company up to a maximum total nominal par value of NOK 281 125 500, which equals approx. 10% of the current share capital in the secondary market during the period up until the AGM 2014. The shares may be purchased at a maximum price of NOK 12 per share and a minimum price corresponding to their nominal value, NOK 0.75 per share.

NOTE 25 - EARNINGS PER SHARE

EARNINGS PER SHARE/DILUTED EARNINGS PER SHARE

	2013	2012	2011
Profit for the year attributable to owners of Marine Harvest ASA (NOK million)	2 515.1	408.6	1 115.7
Number of shares as of 31 December (million)	4 103.8	3 748.3	3 581.1
Time-weighted average of shares issued and outstanding (million)	3 775.2	3 586.4	3 579.3
Average diluted number of shares (million)	3 779.1	3 930.1	3 922.9
= Earnings per share (NOK)	**0.67**	**0.11**	**0.31**
= Diluted earnings per share (NOK)	**0.67**	**0.11**	**0.31**

All figures are presented as of December 31, 2013, before the reverse split of shares (10:1) in January 2014.

Basic EPS is calculated on the weighted average number of shares outstanding during the period.

Convertible bonds that are "in the money" are considered to have a dilutive effect if EPS is reduced when assuming a full conversion into shares at the beginning of the period and reversing all its effects on earnings for the period. On the other hand, if the effect of the above increases EPS, the bond is considered anti-dilutive, and is then not included in diluted EPS.

The adjustments to earnings are interest expenses, currency gains/losses, changes in fair value of the equity conversion option and estimated taxes.

The equity conversion option on the convertible bond was not "in the money" at the end of the reporting period, and diluted effect has not been calculated.

Avarage diluted number of shares is affected by the share price based bonus call options.

NOTE 26 - RELATED PARTY TRANSACTIONS

SHAREHOLDERS
Geveran Trading Co Ltd is indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family.

At year-end 2013 Geveran Trading's affiliated ownership in Marine Harvest was 1 116 731 234 shares, constituting 27.21% of the total share capital and TRS agreements with an underlying net exposure to 70 million shares.

TRANSACTIONS WITH ASSOCIATED COMPANIES
The figures presented below are with associated companies, mainly Nova Sea AS, Finnøy Fisk AS, Vågafossen Settefisk AS and Center for Aquaculture Competence AS.

RELATED PARTY TRADE TRANSACTIONS

(NOK MILLION)	2013	2012	2011
Revenue	5.6	18.9	15.1
Purchase	-118.3	-140.2	-67.3
Trade receivables	14.9	-0.3	8.5
Trade payables	21.5	22.6	35.7

NOTE 27 - CONTINGENT LIABILITIES AND PROVISIONS

DISPUTE IN CHILE CONCERNING TERMINATION OF A REARING CONTRACT

An arbitration award has been issued in favor of Salmones Sur Austral S.A., ordering Marine Harvest Chile S.A. to pay an indemnification of USD 12.3 million. The sentence has been appealed.

Marine Harvest Chile S.A. has made a provision of USD 12.3 million (NOK 74.4 million) in the financial statements. In addition, a provision of USD 0.7 million has been made for legal expenses, covering the legal expenses of both this case and the case below (Lawsuit against former managing director of Marine Harvest Chile).

On March 6, 2014, Salmones Sur Austral S.A. initiated collection procedures, asking for the payment of the USD 12.3 million awarded in the arbitration case. The court granted Salmones Sur Austral S.A.'s request to seize biomass owned by Marine Harvest Chile at two sites, Chequián and Peldehue. Marine Harvest has opposed the collection procedures and the seizure of the assets, alleging lack of jurisdiction of the court, and has also requested court authorization to release the fish for sale, on the condition that the proceeds from such sale be deposited in escrow. Permission to harvest the fish was granted on April 25. The proceeds from the sale will be deposited in an escrow account, up to an amount of USD 6.4 million per site.

LAWSUIT AGAINST FORMER MANAGING DIRECTOR OF MARINE HARVEST CHILE S.A. AND OTHERS

Marine Harvest Chile S.A. has filed a lawsuit against its former Managing Director, Mr. Álvaro Jiménez, for breach of his duties towards the company, claiming that he authorized sale of smolt and a rearing contract with Salmones Sur Austral S.A., without informing the company, while he had a personal economic interest in the results of it.

Marine Harvest Chile S.A. claims that Jiménez took a business opportunity that belonged to the company, that he used his position and knowledge of confidential information to benefit himself and others, and that he used the company's assets for his own benefit using a deceitful scheme. Marine Harvest Chile S.A. is asking for reimbursement of all the proceeds obtained by Jiménez in this fraudulent venture, which are estimated at USD 7.5 million, and the indemnification of all damages.

Marine Harvest Chile S.A. has also extended the claim for damages to Mr. Fernando Toro, legal representative of Salmones Sur Austral S.A who signed the contracts with Jiménez, and Mr. Francisco Ariztía, one of the main shareholders in Salmones Sur Austral S.A., who aided Jiménez in structuring and implementing the deceitful scheme, and the respective companies owned by Jiménez, Toro and Ariztía, which were used as legal vehicles.

The claims made by Marine Harvest Chile S.A. amount to a total of USD 17 million.

POSSIBLE FINE DUE TO PRODUCTION OF SMOLT IN NORWAY EXCEEDING THE FORMAL PERMIT LEVEL

Marine Harvest Norway AS is under investigation for production of smolt exceeding the formal permit level.

Marine Harvest Norway AS has recognized a provision of NOK 0.5 million in the financial statements.

OTHER CASES

Marine Harvest is routinely involved in various legal matters arising from the normal course of business for which no material provision has been made in the financial statements. While the outcome of these proceedings cannot be predicted with certainty, we believe that these proceedings, when resolved, will not have any material adverse effect on our results of operations, financial position, or liquidity.

NOTE 28 - OTHER OPERATING EXPENSES

SPECIFICATION OF OTHER OPERATING EXPENSES

(NOK MILLION)	2013	2012	2011
Maintenance	720.1	647.2	577.3
Electricity and fuel	329.6	304.6	278.6
Rent and leases	287.4	236.9	199.5
Third party services	240.1	180.8	248.0
Insurance	136.5	136.1	122.8
Consultancy fees	194.4	99.0	117.4
IT costs	118.3	91.4	85.1
Travel cost	102.9	80.2	74.2
Sales and marketing costs	78.1	50.9	52.0
Other operating costs	374.5	336.5	308.2
Total other operating expenses	**2 581.9**	**2 163.6**	**2 063.2**

NOTE 29 - OPERATING LEASES

FUTURE PAYMENTS FOR OPERATING LEASES

(NOK MILLION)	2013	2012	2011
Gross amount payable within 1 year	401.7	307.8	410.2
Gross amount payable within 1-5 years	598.7	444.0	507.1
Gross amount payable after 5 years	57.1	81.9	72.1
Total gross amount payable	**1 057.5**	**833.8**	**989.4**

MAJOR LEASING AGREEMENTS AS OF 31 DECEMBER

(NOK MILLION)	WELL BOATS 2013		WELL BOATS 2012	
	NORWAY	SCOTLAND	NORWAY	SCOTLAND
Gross amount payable within 1 year	252.5	40.2	230.1	46.7
Gross amount payable within 1-5 years	333.1	23.1	384.0	-

FUTURE INCOME FOR OPERATING SUBLEASES

(NOK MILLION)	2013	2012	2011
Total future income for operating subleases	**-**	**-**	**177.9**

OPERATING LEASES AND SUBLEASES

(NOK MILLION)	2013	2012	2011
Operating leases expensed	-301.1	-175.9	-208.7
Income from operating subleases	10.4	11.0	24.6
Total net operating leases	**-290.7**	**-165.0**	**-184.2**

NOTE 30 - RESTRUCTURING

SPECIFICATION OF RESTRUCTURING PROVISION

(NOK MILLION)	2013	2012	2011
Provision 01.01.	10.6	26.2	20.6
New provision in the year	285.3	0.8	23.4
Utilized provision	-49.4	-15.8	-18.4
Currency adjustment	17.4	-0.5	0.6
Provision 31.12.	263.9	10.6	26.2

During the second quarter of 2013 restructuring initiatives in VAP Europe and in the Chilean smoked salmon unit were launched. The initiatives include reducing the number of processing sites in Europe from 13 to eight and closure of the Chilean smoked salmon operations.

NOTE 31 - RESEARCH AND DEVELOPMENT

RESEARCH AND DEVELOPMENT COSTS

(NOK MILLION)	2013	2012	2011
R&D costs	98.4	58.4	36.5

In addition a fee of 0.3% of Marine Harvest Norways export value is paid to the Norwegian Seafood Research Fund (NOK 23.4 million for 2013)

NOTE 32 - AUDITOR'S FEES

FEE TO AUDITORS 2013

(NOK MILLION)	ERNST & YOUNG	OTHER APPOINTED AUDITORS
Audit services	10.1	0.1
Other attestation services	-	-
Tax advisory services	0.1	0.2
Other non-audit fees	10.4	0.1
Total fees for 2013 [1]	**20.7**	**0.4**

1) The significant increase in fees in 2013 is related to the listing on the New York Stock Exchange

FEE TO AUDITORS 2012

(NOK MILLION)	ERNST & YOUNG	OTHER APPOINTED AUDITORS
Audit services	7.6	-
Other attestation services	0.1	-
Tax advisory services	0.3	-
Other non-audit fees	0.7	-
Total fees for 2012	**9.0**	**-**

FEE TO AUDITORS 2011

(NOK MILLION)	ERNST & YOUNG	OTHER APPOINTED AUDITORS
Audit services	7.9	-
Other attestation services	0.1	-
Tax advisory services	1.0	-
Other non-audit fees	0.3	0.2
Total fees for 2011	**9.3**	**0.2**

Auditor's fee is stated exclusive value added tax

NOTE 33 - EXCEPTIONAL ITEMS

The 2013 financial statements contain several items that are considered exceptional relative to the normal business operation. The total effect of exceptional items included in operational EBIT was NOK 295.4 million for the year.

Marine Harvest Norway suffered increased costs as a consequence of sea lice mitigating actions in the amount of NOK 154.1 million. In addition, the unit experienced exceptional mortality totaling NOK 33.2 million.

The Scottish and Irish operations saw exceptional mortality losses from a number of causes in the second half of 2013, leading to exceptional mortality costs of NOK 17.5 million and NOK 55.2 million respectively.

Marine Harvest Chile saw exceptional mortality costs of NOK 18.5 million.

For Marine Harvest Canada, the 2013 profit was affected by exceptional customer claims and discards at harvest totaling NOK 16.9 million due to the parasite Kudoa thyrsites.

NOTE 34 - NEW IFRS STANDARDS

NEW STANDARDS AND AMENDMENTS ADOPTED IN 2013:

Amendments to IAS 1 – Presentation of financial statements

Presentation of groups of items in other comprehensive income (OCI) based on whether the items can be reclassified (or recycled) to profit or loss at a future point in time. The amendment affected presentation only.

Amendments to IAS 19 – Employee benefits

The impact for the Group is that all actuarial gains and losses are recognized in OCI and not in profit or loss. As defined benefit plans not are material for the Group, these changes are recognized in the fourth quarter only.

IFRS 13 – Fair value measurement

IFRS 13 establishes a single source of guidance under IFRS for all fair value measurements. The application of IFRS 13 has not impacted the fair value measurements carried out by the Group. Extended disclosures are included for shares in Morpol ASA (note 7), biological assets (note 6) and Convertible bonds (note 11).

IFRS 10 - Consolidated financial statements

IFRS 10 replaces part of IAS 27 and SIC 12, and establish a single control model that applies to all entities including special purpose entities. The change in IFRS 10 require management to exercise significant judgment to determine which companies are controlled, and therefore, are required to be consolidated. The Group has concluded that IFRS 10 does not impact the Group's consolidated financial statements.

IFRS 12 - Disclosure of interest in other entities

IFRS 12 includes all of the disclosures that were previously in IAS 27 related to consolidated financial statements, as well as all of the disclosures that were previously included in IAS 31 and IAS 28. Several new disclosures are requred and additional disclosures, as appropriate, are included in the Group's 2013 annual financial statements.

NEW STANDARDS - NOT YET IMPLEMENTED:

At the end of 2013, there are new standards/interpretations and amendments to existing standards/interpretations that are not yet effective, but will be relevant for the Marine Harvest Group at implementation:

IFRS 9 Financial Instruments

IFRS 9 will replace the classification and measurement rules in IAS 39 Financial Instruments- Recognition and measurement for financial instruments. The standard was initially effective for annual periods beginning on or after January 1, 2013, but the mandatory effective date is postponed to 2018. The group has not finalized its deliberations on the effects of the implementation of IFRS 9, but does not expect that the new standard will have material impact on the measurement of financial assets and liabilities.

NOTE 35 - SUBSEQUENT EVENTS

AGREEMENT TO DIVEST UK FARMING ASSETS

On March 27, 2014 Marine Harvest announced an agreement to divest its integrated farming operations on the Shetland and Orkney Islands to Cooke Aquaculture Inc.

The operations have a combined estimated harvest volume of 17.4 thousand tons GWE for 2014. The agreed enterprise value (EV) is GBP 122.5 million. The transaction is expected to result in a gain for the Group, but the final value will be determined upon completion of the transaction.

The agreement is conditional on the EU Commission approving that the purchaser, the transaction as well as the sales terms satisfy the remedies agreed in the approval of the Morpol acquisition.

The majority of the assets included in the transaction are classified as Assets held for sale as of December 31, 2013, please refer to note 5 Business combinations, assets held for sale and discontinued operations. The closing of the transaction is expected to be in the second quarter of 2014.





FINANCIAL STATEMENTS AND NOTES

MARINE HARVEST ASA

2013

Content

171 Statement of profit and loss
172 Statement of financial position
174 Statement of cash flow

175 Note 1 General information and accounting principles
176 Note 2 Equity
177 Note 3 Financial items
177 Note 4 Financial instruments
178 Note 5 Interest-bearing debt
178 Note 6 Assets pledged as security and guarantee liabilities
179 Note 7 Taxes
180 Note 8 Intercompany transactions
180 Note 9 Shares in subsidiaries
181 Note 10 Investments in other shares
181 Note 11 Property, plant and equipment
181 Note 12 Cash
182 Note 13 Other current liabilities
182 Note 14 Remuneration
187 Note 15 Other operating expenses
187 Note 16 Auditor's fees

188 Directors responsibility statement

STATEMENT OF PROFIT AND LOSS

MARINE HARVEST ASA

(NOK MILLION)	NOTE	2013	2012	2011
Other income		93.1	71.0	60.2
Salary and personnel expenses	14	- 113.9	- 92.7	- 69.4
Other operating expenses	15	- 128.8	- 70.7	- 69.1
Impairment losses	11	- 0.2	0.0	0.0
Depreciation	11	- 7.4	- 5.2	- 2.9
Earnings before financial items		**- 157.2**	**- 97.5**	**- 81.1**
Interest expenses	3	- 587.9	- 383.4	- 430.5
Net currency effects	3	- 441.2	244.4	66.9
Other financial items	3	1 814.2	- 364.9	363.5
Group contribution	8	1 241.1	3 604.5	3 739.0
Earnings before taxes (EBT)		**1 868.9**	**3 003.0**	**3 657.9**
Income taxes	7	- 52.9	- 197.2	- 364.0
Profit or loss for the year		**1 816.0**	**2 805.9**	**3 293.9**
Distribution of profit				
To other equity	2	1 816.0	2 805.9	3 293.9
Profit or loss for the year		**1 816.0**	**2 805.9**	**3 293.9**

STATEMENT OF FINANCIAL POSITION

MARINE HARVEST ASA

(NOK MILLION)	NOTE	2013	2012	2011
ASSETS				
Non-current assets				
Deferred tax asset	7	123.0	124.4	332.4
Total intangible assets		**123.0**	**124.4**	**332.4**
Property, plant and equipment	11	51.2	21.1	20.8
Total tangible assets		**51.2**	**21.1**	**20.8**
Investments in subsidiaries	9	21 752.6	16 493.6	16 493.6
Intercompany non-current receivables	8	3 587.4	1 617.2	1 737.0
Investments in other shares	10	125.2	1 002.1	60.6
Total financial assets		**25 465.2**	**19 112.8**	**18 291.3**
Total non-current assets		**25 639.4**	**19 258.3**	**18 644.5**
Current assets				
Intercompany current receivables	8	4 155.1	5 922.6	4 821.7
Other current receivables		104.3	185.6	246.0
Total receivables		**4 259.4**	**6 108.2**	**5 067.7**
Restricted cash	12	131.0	56.5	34.4
Cash in bank	12	-	77.6	-
Total current assets		**4 390.4**	**6 242.3**	**5 102.1**
Total assets		**30 029.8**	**25 500.6**	**23 746.6**

MARINE HARVEST ASA

(NOK MILLION)	NOTE	2013	2012	2011
EQUITY AND LIABILITES				
Equity				
Share capital	2	3 077.8	2 811.3	2 685.9
Other paid-in capital	2	9 719.2	7 543.5	6 819.5
Total paid-in capital		**12 797.0**	**10 354.8**	**9 505.3**
Other equity	2	7 172.8	6 096.9	3 291.1
Total equity		**19 969.8**	**16 451.7**	**12 796.4**
Non-current liabilities				
Non-current interest-bearing debt	5	7 571.9	5 209.1	6 441.6
Other non-current liabilities	13	884.5	356.3	48.3
Total non-current liabilities		**8 456.4**	**5 565.4**	**6 489.9**
Current liabilities				
Current interest-bearing debt	5	319.5	332.2	114.2
Intercompany current liabilities	8	1 026.4	2 623.0	3 976.4
Other current liabilities	13	257.7	528.3	369.7
Total current liabilities		**1 603.5**	**3 483.5**	**4 460.3**
Total liabilities		**10 059.9**	**9 048.9**	**10 950.2**
Total equity and liabilities		**30 029.8**	**25 500.6**	**23 746.6**

OSLO, APRIL 29, 2014

Ole-Eirik Lerøy
CHAIRMAN OF THE BOARD

Leif Frode Onarheim
VICE CHAIRMAN OF THE BOARD

Cecilie Fredriksen

Michael Parker

Hege Sjo

Solveig Strand

Tor Olav Trøim

Stein Mathiesen

Geir Elling Nygård

Turid Lande Solheim

Alf-Helge Aarskog
CHIEF EXECUTIVE OFFICER

STATEMENT OF CASH FLOW

MARINE HARVEST ASA

(NOK MILLION)	NOTE	2013	2012	2011
Cash flow from operations				
Earnings before taxes		1 868.9	3 003.0	3 657.9
Interest	3	587.9	383.4	430.5
Currency effects	3	441.2	- 244.4	- 66.8
Other financial items	3	-1 814.2	364.9	- 363.6
Group contribution	8	-1 241.1	-3 604.5	-3 739.0
Impairment losses and depreciation	11	7.6	5.2	2.9
Taxes paid	7	- 10.9	- 0.7	- 1.0
Change in inventory, acc. payables and acc. receivables		37.9	9.2	- 9.9
Change in restricted cash	12	- 74.5	- 22.1	10.2
Other adjustments		1.2	2.8	22.9
Cash flow from operations		**- 196.0**	**- 103.2**	**- 55.9**
Cash flow from investments				
Payments made for purchase of fixed assets	11	- 37.6	- 5.5	- 13.1
Proceeds from sale of shares and other investments		133.3	-	-
Purchase of shares and other investments		-4 315.2	- 512.6	-
Cash flow from investments		**-4 219.5**	**- 518.1**	**- 13.1**
Cash flow from financing				
Proceeds from convertible bond		2 670.4	-	-
Proceeds from new interest-bearing debt (current and non-current)		4 342.4	-	1 445.9
Down payment of interest-bearing debt (current and non-current)		-5 099.2	- 773.5	- 248.4
Paid interest (net)		- 504.5	- 283.7	- 335.2
Received interest group internal (net)	8	188.6	42.5	- 0.7
Net change in intercompany balances		1 608.7	1 351.2	1 890.5
Realised currency effects		64.7	- 85.2	156.1
Dividends from group companies	3	1 891.9	22.6	-
Dividend paid		- 825.3	-	-2 878.5
Paid-in capital		-	425.0	42.1
Transactions with treasury shares		0.2	-	- 2.8
Cash flow from financing		**4 337.9**	**698.9**	**69.0**
Net change in cash in period		**-77.6**	**77.6**	**–**
Cash - opening balance		77.6	–	–
Net change in cash in period		-77.6	77.6	–
Cash - closing balance total	12	**–**	**77.6**	**–**

NOTE 1 - GENERAL INFORMATION AND ACCOUNTING PRINCIPLES

Marine Harvest ASA is the parent company in the Marine Harvest Group and consists of corporate management.

The separate financial statements of Marine Harvest ASA have been prepared in accordance with the Norwegian Accounting Act from 1988 and Generally Accepted Accounting Principles in Norway. The financial statements for the Group have been prepared in accordance with International Financial Reporting Standards and interpretations issued by the International Accounting Standards Board (IASB) as adopted by the EU (EU-IFRS).

For accounting policies used reference is made to note 2 in the Group Financial Statements. The accounting principles used in the financial statements for Marine Harvest ASA are similar to the accounting principles used for the Group's financial statements, except for:

- Dividends payable and Group contributions will not be recognised in the Group financial statements until approved in the general meetings, while these in the separate financial statements for Marine Harvest ASA are recognized in the year of proposal.
- Acquisition costs in Business Combinations are in the Group financial statements recognized as expenses in profit and loss in the periods in which the cost are incurred and the services are received. In the separate financial statements for Marine Harvest ASA these expenses are included as a part of the acquisition price.

Investment in subsidiaries and intercompany loans are measured to the lowest of fair value and cost. Financial derivatives within the Group are measured to fair value. The statements of profit and loss and changes in equity in the separate financial statement divert from the statements for the Group as other comprehensive income still is treated as equity transactions in the separate financial statements.

Other income consists mainly of management fee charged to the business units.

Marine Harvest ASA is responsible for external financing of the Group.

NOTE 2 - EQUITY

(NOK MILLION)	ISSUED CAPITAL	OTHER PAID-IN CAPITAL	CASH FLOW HEDGE RESERVE	SHARE BASED PAYMENT	OTHER EQUITY	TOTAL EQUITY
SPECIFICATION OF CHANGES IN EQUITY IN 2013						
Equity 01.01.13	**2 811.3**	**7 543.5**	**-**	**-**	**6 096.9**	**16 451.7**
Issue of shares	266.6	2 175.6	-	-	-	2 442.2
Share based payment	-	-	-	8.4	-	8.4
Purchase of treasury shares	-	-	-	-	0.2	0.2
Dividend	-	-	-	-	-841.9	-841.9
Actuarial gains/losses	-	-	-	-	-1.0	-1.0
Interest rate swap movements	-	-	94.2	-		94.2
Profit or loss for the year	-	-	-	-	1 816.0	1 816.0
Total equity 31.12.13	**3 077.8**	**9 719.2**	**94.2**	**8.4**	**7 070.2**	**19 969.8**
SPECIFICATION OF CHANGES IN EQUITY IN 2012						
Equity 01.01.12	**2 685.9**	**6 819.5**	**-**	**-**	**3 291.1**	**12 796.4**
Issue of shares	125.4	724.1	-	-	-	849.5
Profit or loss for the year	-	-	-	-	2 805.9	2 805.9
Total equity 31.12.12	**2 811.3**	**7 543.5**	**-**	**-**	**6 096.9**	**16 451.7**
SPECIFICATION OF CHANGES IN EQUITY IN 2011						
Equity 01.01.11	**2 681.2**	**6 786.8**	**-**	**-**	**-**	**9 468.0**
Issue of shares	4.7	37.4	-	-	-	42.1
Purchase of treasury shares	-	-	-	-	-2.8	-2.8
Dividend	-	-4.7	-	-	-	-4.7
Profit or loss for the year	-	-	-	-	3 293.9	3 293.9
Total equity 31.12.11	**2 685.9**	**6 819.5**	**-**	**-**	**3 291.1**	**12 796.4**

SHARE CAPITAL

For information related to shareholders and share capital reference is made to Group note 24

NOTE 3 - FINANCIAL ITEMS

(NOK MILLION)	2013	2012	2011
Interest expense	**-587.9**	**-383.4**	**-430.5**
Net currency effects	**-441.2**	**244.4**	**68.9**
Dividend from subsidiaries	1 891.9	22.6	-
Interest income from subsidiaries	192.7	57.7	40.2
Gain on sale - other shares	128.2	-	0.0
Dividend - other shares	5.0	0.0	0.0
Change in fair value - other shares	60.8	3.8	-31.0
Interest swaps - change in fair value	47.7	-145.0	-129.9
Conversion liability component convertible bond - change in fair value	-516.1	-305.3	481.2
Other financial items	3.9	1.3	3.1
Net other financial items	**1 814.2**	**-364.9**	**363.5**

NOTE 4 - FINANCIAL INSTRUMENTS

FOREIGN EXCHANGE RISK

At the end of 2013 Marine Harvest ASA had a portfolio of currency hedging instruments against third party counterparts with a total contract value of NOK 2 756 million. The portfolio had a net negative market value of NOK 32.4 million. The portfolio is described in further detail in note 12 to the Group financial statements.

The subsidiaries are required to do all their currency hedging with Marine Harvest ASA as their counterparty. In addition to the portfolio of external hedges, Marine Harvest ASA thereof also holds a portfolio of foreign exchange hedges with its subsidiaries as counterparty. This portfolio to a large extent offsets the external portfolio with respect to amounts, maturities and market values.

The forward contracts are recognised at fair value in the statment of financial position.

SALMON PRICE RISK

At the end of 2013, Marine Harvest ASA held a portfolio of financial forward contracts for purchase and sale of salmon with third partiesThe portfolio had a market value of NOK 28.4 million. The subsidiaries are required to do their financial hedging of salmon prices with Marine Harvest ASA as their counterparty. The third party portfolio is therefore largely offset by an internal portfolio of forward contracts largely offsetting the external portfolio with respect to amounts, maturities and market values.

INTEREST RATE RISK

Marine Harvest ASA hedges all interest rate risk on behalf of the Group. For positions held in interest rate derivatives and their value, reference is made to note 11 and note 12 of the Group financial statements.

FINANCIAL FORWARD CONTRACT - GRIEG SEAFOOD

At December 31, 2013, Marine Harvest ASA held financial forward contracts for the purchase of 28 826 736 shares in Grieg Seafood ASA for NOK 22 per share. Marine Harvest ASA has further agreed to compensate relevant counterparty interest expenses. The contracts had a positive market value of NOK 72.1 million.

NOTE 5 - INTEREST-BEARING DEBT

(NOK MILLION)	2013	2012	2011
Non-current interest-bearing debt	3 794.6	3 676.7	4 797.0
Bonds	1 239.4	-	78.4
Convertible bond	2 537.9	1 532.4	1 566.2
Total non-current interest-bearing debt	**7 571.9**	**5 209.1**	**6 441.6**
Current interest-bearing debt	319.5	332.2	114.2
Total interest-bearing debt	**7 891.3**	**5 541.3**	**6 555.8**

Conversion liability component on the convertible bond, amounting to NOK 560.9 million, is classified as other non-current liabilities.
For specification of interest-bearing debt and convertible bond reference is made to Group note 11.

NOTE 6 - ASSETS PLEDGED AS SECURITY AND GUARANTEE LIABILITIES

ASSETS PLEDGED AS SECURITY AND GUARANTEE LIABILITIES

The syndicated loan facility in Marine Harvest is secured by assets pledged from the larger subsidiaries of the Group. The larger subsidiaries of the Group have also granted a pledge in their current assets, partly as a pledge in favour of a third party and partly as security for the fulfilment of the obligations. In addition Marine Harvest ASA has pledged the ownership in its subsidiaries, as well as certain current assets.

ASSETS PLEDGED AS SECURITY AND GUARANTEE LIABILITIES

(NOK MILLION)	2013	2012	2011
Secured Group debt	**4 114.1**	**3 912.0**	**4 909.6**
Carrying amount of assets pledged as security:			
Receivables	5 974.1	3 658.8	2 523.3
Other (shares in subsidiaries)	21 447.0	16 243.2	16 243.1
Total carrying amount of assets pledged as security	**27 421.1**	**19 902.0**	**18 766.3**
Guarantee liabilities	231.0	73.1	84.1
Nominal value of guarantee liabilities	**231.0**	**73.1**	**84.1**

NOTE 7 - TAXES

(NOK MILLION)	2013	2012	2011
SPECIFICATION OF THIS YEAR'S TAX EXPENSE			
Withholding tax	-	109	- 09
Payable tax	- 847	-	-
Changes in deferred taxes	317	- 2080	- 3631
Total tax expense	**- 52.9**	**- 197.2**	**- 364.0**
SPECIFICATION OF TEMPORARY DIFFERENCES AND LOSSES CARRIED FORWARD			
Current assets	141	58	46
Non-current assets and liabilities in foreign currencies	-	-	-
Debt	-	3632	2415
Pension obligation	- 279	- 268	- 241
Losses carried forward	-	- 4040	-1 2267
Other differences	- 4416	- 3825	- 1824
Total basis for deferred taxes/deferred tax asset:	**- 455.4**	**- 444.3**	**-1 187.2**
Nominal tax rate	27%	28%	28%
Deferred taxes/deferred tax asset	1230	1244	3324
Total recognised deferred tax asset	**123.0**	**124.4**	**332.4**
RECONCILIATION BETWEEN NOMINAL AND EFFECTIVE TAX RATE			
Profit before tax	1 8689	3 0030	3 6579
Nominal tax rate	28%	28%	28%
Tax calculated with nominal tax rate	**-523.3**	**-840.8**	**-1 024.2**
Withholding tax	-	109	-09
Correction of earlier year's taxes	128	-41	-218
Sales of shares	359	-	-
Dividends	5300	63	-
Reversal of write down	-	-	-
Group contribution without tax effect	-42	7299	5698
Convertion liability component of convertible bond - change in fair value	-1460	-855	1347
Financial instruments	02	-11	-87
Changes in market value of other shares	170	11	-
Other differences	247	-138	-129
Total actual tax in the statement of comprehensive income	**-52.9**	**-197.2**	**-364.0**

NOTE 8 - INTERCOMPANY TRANSACTIONS

(NOK MILLION)	2013	2012	2011
INTERCOMPANY RECEIVABLES AND LIABILITIES			
Intercompany non-current receivables	3 587.4	1 617.2	1 737.0
Net intercompany non-current receivables	**3 587.4**	**1 617.2**	**1 737.0**
Intercompany current receivables	4 155.1	5 922.6	4 821.7
Intercompany current liabilities	-1 026.4	-2 623.0	-3 976.4
Net intercompany current liabilities	**3 128.7**	**3 299.6**	**845.3**
Totalt net intercompany balances	**6 716.1**	**4 916.8**	**2 582.3**
Management fee, net invoiced subsidiaries	**79.2**	**71.3**	**59.2**
GROUP INTERNAL FINANCIAL INCOME AND EXPENSE			
Dividend from subsidiaries	1 891.9	22.6	-
Interest income group companies	192.7	57.7	40.2
Interest expense group companies	- 4.1	- 15.4	- 41.0
Group contribution [1]	1 241.1	3 604.5	3 739.0

[1] The Group Contribution mainly comes from Marine Harvest Norway AS

NOTE 9 - SHARES IN SUBSIDIARIES

COMPANY (NOK MILLION)	BUSINESS ADDRESS	DATE OF PURCHASE	OWNER'S SHARE	NUMBER OF SHARES	EQUITY AS OF 31.12.2013	PROFIT THIS YEAR	CARRYING AMOUNT 31.12.2013
Marine Harvest NV	Amersfoort, Netherland	29/12/06	100%	225 000	1 838.7	-	5 392.9
Marine Harvest Holding AS	Oslo, Norway	07/04/06	100%	590 452 360	5 728.5	268.8	13 927.0
Marine Harvest Faroes	Kollafjordur, Faroes	01/11/99	100%	1	145.5	65.1	305.6
Morpol ASA	Tjuvholmen Alle 3	12/11/13	100%	168 009 099	1 738.8	490.5	1 953.8
Marine Harvest Kritsen SAS	Pollaouen, France	11/04/97	100%	7 005 366	10.6	- 201.4	173.3
Total					**9 462.1**	**623.1**	**21 752.6**

Shares in subsidiaries are recognised according to the cost method and yearly tested for impairment.
The owners share listed above are equal to the voting rights for each company.

NOTE 10 - INVESTMENTS IN OTHER SHARES

Other shares include investments where Marine Harvest ASA does not have any or only very limited influence on operations and management.

COMPANY (NOK MILLION)	NUMBER OF SHARES	OWNERSHIP %	ACQUSITION COST	CHANGES IN MARKET VALUE 2013	CARRYING AMOUNT 2013
Aker Seafoods ASA	10 092 923	119 %	2510	598	1191
Norway Seafoods AS	10 092 923	119 %	341	10	61
Other shares			08		01
Total carrying amount of investments in other shares				**60.8**	**125.2**

The shares in Aker Seafoods ASA are carried at fair value based on the market price for the shares at Oslo Stock Exchange
The shares in Norway Seafoods AS are carried at fair value (OTC list)

NOTE 11 - PROPERTY, PLANT AND EQUIPMENT

SPECIFICATION OF PROPERTY, PLANT AND EQUIPMENT

(NOK MILLION)	2013	2012	2011
Acquisition cost as of 0101	369	315	195
Additions in the year	376	55	131
Disposals in the year	-	-	-11
Total acquisition cost as of 31.12	**74.5**	**36.9**	**31.5**
Accumulated depreciation and impairment losses as of 0101	158	106	89
Depreciation in the year	74	52	29
Accumulated depreciation and impairment losses on disposals	-	-	-11
Impairment losses this year	02	-	-
Total accumulated depreciation and impairment losses as of 31.12	**23.4**	**15.8**	**10.6**
Total net carrying amount as of 31.12	**51.2**	**21.1**	**20.8**
Estimated useful life	3-6 years	3-6 years	3-6 years
Depreciation method	Linear	Linear	Linear

NOTE 12 - CASH

(NOK MILLION)	2013	2012	2011
Cash at bank	-	776	-
Restricted cash / withheld taxes	42	31	36
Other restricted cash	1268	534	309
Cash	**131.0**	**134.1**	**34.4**

NOTE 13 - OTHER LIABILITIES

(NOK MILLION)	2013	2012	2011
Convertion liability componenst of convertible bond	560.9	329.5	24.2
Currency hedges	294.4	-	-
Pension liability	29.2	26.8	24.1
Total other non-current liabilities	**884.5**	**356.3**	**48.3**
Currency hedges	78.7	450.4	304.6
Tax liabilities	62.2	-	-
Other accruals	116.8	77.9	65.0
Total other current liabilities	**257.7**	**528.3**	**369.7**

NOTE 14 - REMUNERATION

SALARY AND PERSONNEL EXPENSES

(NOK MILLION)	2013	2012	2011
Salaries and other short-term employee benefits	61.8	61.0	50.8
Social security taxes	8.4	8.0	8.9
Pension expenses	4.4	5.7	11.8
Share based payments including social security taxes	31.4	13.9	-6.1
Other benefits	7.9	4.1	4.1
Total salary and personnel expenses	**113.9**	**92.7**	**69.4**
Loans to employees	0.3	0.3	0.2
Average number of full-time employees	**40**	**36**	**33**
Full time employees at year-end	**42**	**37**	**34**

REMUNERATION TO KEY MANAGEMENT PERSONNEL:

(NOK THOUSAND)		SALARY	CASH BONUS	EXECUTED SHARE PRICE BASED BONUS	PENSION COST	OTHER	TOTAL 2013	TOTAL 2012	TOTAL 2011
Alf-Helge Aarskog	CEO	4 930	-	9 108	69	182	14 289	6 825	4 987
Ivan Vindheim	CFO	2 789	-	-	69	181	3 039	3 385	-
Marit Solberg	COO Farming	2 746	-	1 881	2 085	209	6 921	5 434	7 975
Ola Brattvoll	COO Sales and Marketing	2 032	-	-	71	13	2 116	1 995	1 885
Ben Hadfield [1]	COO Fish Feed	1 706	171	558	130	475	3 041	1 428	2 348
Øyvind Oaland	Group Technical Director	1 463	95	941	72	13	2 583	1 750	2 594
Anne Lorgen Riise	HR Global Director	1 268	-	-	78	13	1 359	246	-
Kristine Gramstad [2]	Communications Director	553	-	-	29	58	582	-	-
Total		**17 487**	**266**	**12 487**	**2 603**	**1 144**	**33 988**	**21 064**	**19 789**

1) Ben Hadfield is remunerated from Marine Harvest Scotland

2) Kristine Gramstad took up her position in August 2013

SHARE PRICE BASED BONUS SCHEME/OPTION SCHEME UNITS / OPTIONS TO KEY MANAGEMENT PERSONNEL

NAME AND POSITION		2013-allotment of Call Options	2012-allotment of Call Options	2011-allotment of Units
Alf-Helge Aarskog	CEO	5 179 019	5 179 019	5 874 750
Ivan Vindheim	CFO	1 035 804	1 035 804	-
Marit Solberg	COO Farming	1 035 804	1 035 804	1 468 687
Ola Brattvoll	COO Sales and Marketing	1 035 804	1 035 804	1 468 687
Ben Hadfield	COO Fish Feed	414 322	-	-
Øyvind Oaland	Group Technical Director Director	414 322	-	587 475
Anne Lorgen Riise	HR Global Director	414 322	-	-
Turid Lande Solheim	Member of the Board - employee representative			293 737
Total units / options		**9 529 395**	**8 286 430**	**9 693 337**
Base value / Strike price December 31, 2013		54450	33694	6.2581

All Units/Options are presented as of December 31, 2013, before the reverse split of shares (10:1) in January 2014.

Pension plans

Marine Harvest ASA has a defined contribution plan where the contribution is limited to 8% of salaries up to 12G. There were 43 members in the plan as of December 31, 2013. The pension plan is in accordance with the legal requirements in Norway. Marine Harvest ASA has a defined benefit plan for one employee.

DEFIND BENEFIT PLAN

(NOK MILLION)	2013	2012	2011
Current service cost	08	08	06
Interest cost on benefit obligation	09	08	06
Social security taxes	02	02	02
Net pension expense	**2.0**	**1.8**	**1.4**
Benefit liability	**28.3**	**25.0**	**23.2**
The assumptions used in determining the pension liability are:			
Discount rate	4.10%	390%	380%
Expected rate of future salary increase	375%	350%	350%
Future rate of pension increases	350%	325%	325%
Members in the plan	1	1	1

REMUNERATION TO BOARD OF DIRECTORS

(NOK MILLION)

		FEES	SALARIES AND OTHER REMUNE-RATIONS	TOTAL 2013	TOTAL 2012	TOTAL 2011
Ole-Eirik Lerøy	Chairman of the Board	600	-	600	525	875
Leif Frode Onarheim	Vice chairman of the Board and Chairman of the audit committee (AC)	450	-	450	450	450
Solveig Strand	Member of the Board and member of AC	350	-	350	350	350
Hege Sjo	Member of the Board and member of AC	350	-	350	350	350
Tor Olav Trøim	Member of the Board	275	-	275	138	-
Cecilie Fredriksen	Member of the Board [1]	275	-	275	275	275
Michael Parker	Member of the Board	275	-	275	275	138
Turid Lande Solheim	Member of the Board - employee representative	275	1 232	1 507	1 266	1 207
Geir-Elling Nygård	Member of the Board - employee representative	275	685	960	739	717
Stein Mathiesen	Member of the Board - employee representative	275	637	912	825	622
		3 400	2 554	5 954	5 192	4 984

[1] The fees has not yet been disbursed to the member of the Board

THE BOARD OF DIRECTORS' STATEMENT ON THE PRINCIPLES APPLICABLE TO THE DETERMINATION OF SALARIES AND OTHER COMPENSATION FOR SENIOR EXECUTIVES

Pursuant to section 6-16a of the Public Limited Companies Act the board of directors of Marine Harvest ASA is required to prepare a statement on the principles applicable to the determination of salaries and other compensation for senior executives.

1. Responsibility

The board of Marine Harvest ASA determines the principles applicable to the Marine Harvest Group's policy for senior executive compensation.

The Board is directly responsible for the determination of the CEO's salary and other benefits.

The CEO is, in consultation with the chairman of the Board, responsible for the determination of the salary and other benefits for the Marine Harvest Group's other senior executives.

The Marine Harvest Group's senior executives include the management team of each business area as well as the senior members of the corporate staff.

2. Goal

The purpose of Marine Harvest's compensation principles for senior executives is to attract employees with the competence required by the Marine Harvest Group, retain employees with important competence and motivate employees to contribute in the long-term in order to reach the Marine Harvest Group's business goals.

The Marine Harvest Group's most important competitive advantage shall be the ability to offer each employee meaningful and challenging responsibilities in a good working environment.

3. Guidelines

The following guidelines shall form the basis of the determination of compensation to the Marine Harvest Group's senior executives:

- The total compensation offered to senior executives shall be competitive, both nationally and internationally.
- The compensation shall contain elements providing necessary financial security following termination of the employment, both before the age of retirement and in connection with this.
- The compensation shall be motivating, both for the individual and for the Marine Harvest Group's senior executives as a group.
- Variable elements in the total compensation to the Marine Harvest Group's senior executives shall be linked to the values generated by the Marine Harvest Group for the benefit of Marine Harvest ASA's shareholders.
- The system of compensation shall be understandable and meet general acceptance internally in the Marine Harvest Group, among the Company's shareholders and with the public.
- The system of compensation shall be flexible and contain mechanisms which make it possible to carry out individual adjustments based on the results achieved and contributions made towards the development of the Marine Harvest Group.

4. Principles applicable to the determination of salary and other remuneration in 2014

4.1 Fixed salary

The fixed salary which each individual senior executive in the Marine Harvest Group will receive in 2014 is a consequence of existing employment agreements.

When recruiting, the salary level offered will reflect this.

Adjustments of individual fixed salaries will be carried out in accordance with trends in local labour markets, the results achieved, and individual contributions to the development of the Marine Harvest Group.

4.2 Benefits in kind

The Marine Harvest Group's compensation schemes include only a limited number of benefits in kind. These benefits correspond to common practice in local labour markets and typically include personal communication equipment, access to media, and in some cases car and parking arrangements.

These schemes will be continued in 2014 according to existing agreements.

Such schemes will be included in the terms for new employees in accordance with established practice.

4.3 Pension

The Marine Harvest Group currently operates a number of pension schemes for its employees. These are further described in Note 14 to the Group's financial statements.

The pension schemes comply with such local statutory requirements as the individual companies in the Marine Harvest Group are obliged to comply with.

Schemes which go beyond what is required by law are mainly contribution based.

These schemes will be continued in 2014. New employees will be included in the schemes in accordance with local practice.

4.4 Termination payments

The Marine Harvest Group has individual agreements on termination payments upon dismissal with several of its senior executives. The right to receive a termination payment is linked to a waiver of the general protection against termination under applicable employment laws.

The period of termination payment is maximum 24 months from resignation.

There are no plans to change existing agreements for senior executives in this area in 2014.

The current practice on the use of termination payments will be continued in 2014 in relation to new recruits.

4.5 Bonus

The Marine Harvest Group's senior executives have, as a part of their employment terms, a right to receive an annual bonus.

The scheme is cash-based and is normally triggered for each individual if set goals for the Marine Harvest Group, and for the individual entitled to bonus, are met. 70 % of the bonus is linked to the target achievement of the Marine Harvest Group and a Business Area, while 30 % is linked to individual goal achievement. The size of the bonus is, for each individual, limited to a share of the person's fixed salary. Such bonus shall normally not exceed 50% of the fixed salary.

There are no plans to change the current bonus scheme.

New permanent employees in 2014 will be included in this scheme.

4.6 Share price based bonus scheme – senior executives

The Marine Harvest Group has a share price based bonus scheme. The scheme is reserved for the senior executives of the Marine Harvest Group.

The main characteristics of the scheme are as follows:

- The individual entitled to bonus is allotted a number of calculatory units (where each unit corresponds to one share in Marine Harvest) ("Units") and an appurtenant value (which corresponds to the market price of Marine Harvest's share + 7.5%) on allotment (the "Base Value").

- Three years after allotment, the individual entitled to bonus will be paid a cash bonus corresponding to the positive difference between the Marine Harvest share's market value at such time and the Base Value, multiplied with the number of Units.

- The individual entitled to bonus is obligated to invest the bonus amount, after income tax has been deducted, in Marine Harvest shares at market price. These shares are subscribed/purchased from Marine Harvest, or purchased in the market.

Marine Harvest will cover the individual's expenses for purchasing the shares.

- The individual entitled to bonus is obligated to own the purchased shares for a 12 month period following their acquisition.

The payment of bonus is conditional upon the individual entitled to bonus being employed in the Marine Harvest Group during the whole vesting period. The bonus amount is, for each individual, limited to two years' salary. Full adjustment for dividend payments from Marine Harvest ASA, from the date of allotment to the date of maturity, will be made when calculating the bonus for each participant (in accordance with the Oslo Stock Exchange Derivative Rules (A 2.2.8 (1)b)).

Allotments under this programme were carried out up to and including 2011. The scheme had a maximum scope of 35 million Units per year. Allotments were made once per year. The scheme was terminated at the end of 2011.

The implication of the 10:1 reverse split carried out in January 2014 is that the number of Units is divided by 10 and the Base value is multiplied by 10 for the outstanding allotments.

Payment of bonus related to the 2011 allotments was made to 46 senior executives on March 31, 2014 (the "Participants"). The Participants were being paid a cash bonus corresponding to the positive difference between the base value of the units allotted in 2011 (adjusted as described above) and the closing price of the Marine Harvest shares on 28 March 2014, being NOK 69 (the "VWAP") multiplied with the number of units each held.

The Participants were required to use the bonus after deduction for income tax, to acquire shares in Marine Harvest at a price per share corresponding to the VWAP. To effect such settlement Marine Harvest purchased 186 207 own shares in the market at an average price of NOK 68.1687 per share on April 1, 2014 and resold them to the Participants at a price corresponding to the VWAP.

4.7 Share option scheme – senior executives

In the statement on the principles applicable to the determination of salary and other remuneration to the senior executives in the Marine Harvest Group presented by the board of directors of Marine Harvest to the 2013 general meeting, it was disclosed that the Share Price Based Bonus Scheme which was included in this Marine Harvest Group's total remuneration package had been terminated at the end of 2011.

It was further stated that it would be substituted with a comparable scheme based on annual allocation of ordinary options. The main terms of the option scheme, the number of options to be allocated with retrospective effect for 2012 and 2013 and the strike price was described.

On August 22, 2013 it was announced that the board of directors of Marine Harvest had approved the final terms of the new scheme and the documentation for the terms thereof.

The scheme is based on annual allocations of a number of European call options with a strike price of 107.5% of the share price of Marine Harvest's shares at the date of allocation. The options have a term of 4 years, but will become exercisable immediately if a mandatory bid is made for all of the shares in Marine Harvest or if Marine Harvest is the non-surviving entity in a merger with another company.

If the holder of the options exercises the options, the company may settle its obligation through the issue of new shares or, alternatively, by selling treasury shares to the option holder. There will be no lock-up obligation on the shares the option holder receives through the exercise of the option.

The exercise of the option is conditional upon the option holder being employed in a non-terminated position in the Marine Harvest Group at the date of exercise.

The number of shares and the strike price will be adjusted for dividends and changes in the equity capital during the term of the option according to the Oslo Stock Exchange's derivative rules. Total profit through the exercise of the option in a year is kept at two years' salary for the option holder. If the profit exceeds this limit, the number of shares to be issued will be reduced accordingly. The scheme assumes that the Board will propose an allocation of options to the Annual General Meeting each year.

For 2014, the Board has proposed that the general meeting approves an allocation of 1.55 million options with a strike price corresponding to 107.5% of the volume weighted average share price on the Oslo Stock Exchange the day of the annual general meeting.

4.8 Share purchase program – employees in Norway

The board will, annually, consider giving all permanent employees in Marine Harvest ASA and its Norwegian subsidiaries the opportunity to acquire shares in the Company within the scope of the Norwegian Tax Act Section 5-14.

These provisions provide this group of employees with the opportunity to receive a tax free benefit of NOK 1 500 in connection with their participation in such a scheme.

5. Remuneration of senior executives in 2013

In the course of 2013 and the first quarter of 2014, the Marine Harvest Group has complied with the policy for remuneration of senior executives that was presented at last year's general meeting.

Payment of bonus related to the 2010 allotments was made to 51 senior executives on August 21, 2013 (the "Participants"). The Participants were being paid a cash bonus corresponding to the positive difference between the base value of the units allotted in 2010 and the volume weighted average share price of the Marine Harvest shares on April 19, 2013, being NOK 5.9743 (the "VWAP") multiplied with the number of units (the "Bonus"). Full adjustment for dividend payments from Marine Harvest, from the date of allotment to the date of maturity, was taken into account when calculating the bonus for each Participant (in accordance with the Oslo Stock Exchange Derivative Rules (A 2.2.8 (1)b)). Furthermore, the bonus was limited to two year's salary.

The Participants were required to use the bonus after deduction for income tax, to acquire shares in Marine Harvest at a price per share corresponding to the VWAP. To effect such settlement Marine Harvest acquired 3 669 797 own shares in the market at an average price of NOK 5.8967 per share and resold them to the Participants on August 21, 2013 at a price corresponding to the VWAP. Marine Harvest had been prevented from settling the bonus earlier due to the price sensitive character of the Cermaq-process and the second quarter 2013 interim report.

As presented to the annual general meeting in 2013, on August 22, 2013 the board of directors of Marine Harvest allocated 15.5 million options with retroactive effect to March 20, 2012. The strike price for these options is NOK 3.49 per share. The date of exercise is March 21, 2016. On the same date the board allocated 15.2 million options with retroactive effect to March 21, 2013. The strike price for these options is NOK 5.64 per share. The exercise date is March 21, 2017.

The implication of the 10:1 reverse split carried out in January 2014 is that the number of options is divided by 10 and the strike price is multiplied by 10.

The share purchase program for employees in Norway was carried out by an offer to each employee entitled to participate in November 2013. The employees were given two alternatives. Alternative 1: Purchase of 1 109 shares at a value of approximately NOK 7 500 with a tax-free discount of NOK 1 500 at a purchase price around NOK 6 000. Alternative 2: Purchase of 2 218 shares at a value of approximately NOK 15 000 with a tax-free discount of NOK 1 500 and a taxable discount of NOK 1 500, at a purchase price around NOK 12 000. At the end of the acceptance period, the Company had received acceptances of this offer from 385 employees for a total of 759 655 shares. These were obtained by Marine Harvest purchasing a corresponding number of its own shares in the market at an average price of NOK 6.7635.

NOTE 15 - OTHER OPERATING EXPENSES

SPECIFICATION OF OTHER OPERATING EXPENSES

(NOK MILLION)	2013	2012	2011
Sales and marketing costs	8.7	4.5	6.8
IT costs	27.0	22.1	18.5
Consultancy fees	70.7	28.4	28.8
Other operating costs	22.3	15.7	15.0
Total other operating expenses	**128.8**	**70.7**	**69.1**

NOTE 16 - AUDITOR'S FEES

FEE TO AUDITORS

(NOK MILLION)	2013	2012	2011
Audit services	2.3	1.0	0.9
Other attestation services	0.0	0.0	0.0
Tax advisory services	0.0	0.0	0.2
Other non-audit fees	10.3	0.1	0.2
Total fees	**12.5**	**1.1**	**1.3**

Auditor's fee is stated exclusive value added tax

The significant increase in fees in 2013 is related to the listing on the New York Stock Exchange

DIRECTORS RESPONSIBILITY STATEMENT

Today, the Board of Directors and the chief executive officer reviewed and approved the Board of Director's report and the consolidated and separate annual financial statements for Marine Harvest ASA, for the year ended as of December 31, 2013 (annual report 2013).

Marine Harvest ASA's consolidated financial statements have been prepared in accordance with IFRSs and IFRICs as adopted by the EU and applicable additional disclosure requirements in the Norwegian Accounting Act. The separate financial statements for Marine Harvest ASA have been prepared in accordance with the Norwegian Accounting Act and Norwegian accounting standards as of December 31, 2013. The Board of Directors' report for the Group and the parent company is in accordance with the requirements in the Norwegian Accounting Act and Norwegian accounting standard no 16, as of December 31, 2013.

To the best of our knowledge:

- the consolidated and separate annual financial statements for 2013 have been prepared in accordance with applicable financial reporting standards
- the consolidated and separate annual financial statements give a true and fair view of the assets, liabilities, financial position and profit as a whole as of December 31, 2013 for the Group and the parent company
- the Board of Directors' report for the Group and the parent company includes a fair review of:
  - the development and performance of the business and the position of the Group and the parent company
  - the principal risks and uncertainties the Group and parent company face.

OSLO, APRIL 29, 2013

Ole-Eirik Lerøy
CHAIRMAN OF THE BOARD

Leif Frode Onarheim
VICE CHAIRMAN OF THE BOARD

Cecilie Fredriksen

Michael Parker

Hege Sjo

Solveig Strand

Tor Olav Trøim

Stein Mathiesen

Geir Elling Nygård

Turid Lande Solheim

Alf-Helge Aarskog
CHIEF EXECUTIVE OFFICER



AUDITORS REPORT

Building a better working world

Statsautoriserte revisorer
Ernst & Young AS

Dronning Eufemias gate 6, NO-0191 Oslo
Oslo Atrium, P.O.Box 20, NO-0051 Oslo

Foretaksregisteret: NO 976 389 387 MVA
Tlf: +47 24 00 24 00
Fax: +47 24 00 29 01

www.ey.no
Medlemmer av den norske revisorforening

To the Board of Directors of
Marine Harvest ASA

AUDITOR'S REPORT

Report on the financial statements

We have audited the accompanying financial statements of Marine Harvest ASA, comprising the financial statements for the Parent Company and the Group. The financial statements of the Parent Company comprise the statement of financial position as at 31 December 2013, the statement of profit and loss, and the statement of cash flow for the year then ended and a summary of significant accounting policies and other explanatory information. The financial statements of the Group comprise the statement of financial position as at 31 December 2013, the statement of comprehensive income, statement of cash flow, and statement of changes in equity for the year then ended as well as a summary of significant accounting policies and other explanatory information.

The Board of Directors' and Chief Executive Officer's responsibility for the financial statements

The Board of Directors and Chief Executive Officer are responsible for the preparation and fair presentation of these financial statements in accordance with the Norwegian Accounting Act and accounting standards and practices generally accepted in Norway for the financial statements of the Parent Company and the International Financial Reporting Standards as adopted by the EU for the financial statements of the Group, and for such internal control as the Board of Directors and Chief Executive Officer determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with laws, regulations, and auditing standards and practices generally accepted in Norway, including International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

EY
Building a better working world

2

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the financial statements for the Parent Company and the Group.

Opinion on the financial statements of the Parent Company

In our opinion, the financial statements of Marine Harvest ASA have been prepared in accordance with laws and regulations and present fairly, in all material respects, the financial position of the Company as at 31 December 2013 and its financial performance and cash flows for the year then ended in accordance with the Norwegian Accounting Act and accounting standards and practices generally accepted in Norway.

Opinion on the financial statements of the Group

In our opinion, the financial statements of the Group have been prepared in accordance with laws and regulations and present fairly, in all material respects, the financial position of the Group as at 31 December 2013 and its financial performance and cash flows for the year then ended in accordance with the International Financial Reporting Standards as adopted by the EU.

Report on other legal and regulatory requirements

Opinion on the Board of Directors' report and on the statements on corporate governance and corporate social responsibility

Based on our audit of the financial statements as described above, it is our opinion that the information presented in the Board of Directors' report and in the statements on corporate governance and corporate social responsibility concerning the financial statements and the going concern assumption is consistent with the financial statements and complies with the law and regulations.

Opinion on registration and documentation

Based on our audit of the financial statements as described above, and control procedures we have considered necessary in accordance with the International Standard on Assurance Engagements (ISAE) 3000, «Assurance Engagements Other than Audits or Reviews of Historical Financial Information», it is our opinion that the Board of Directors and Chief Executive Officer have fulfilled their duty to ensure that the Company's accounting information is properly recorded and documented as required by law and generally accepted bookkeeping practice in Norway.

Oslo, 29 April 2014
ERNST & YOUNG AS

Finn Espen Sellæg
State Authorised Public Accountant (Norway)



MARINE HARVEST ANALYTICAL AND SHAREHOLDER INFORMATION

2013



CONTENT

194 Analytical information
204 Share and shareholder information
206 GRI index

ANALYTICAL INFORMATION

OUR BUSINESS IDEA - FARMED SALMON A HEALTHY SOURCE OF PROTEIN

We engage in aquaculture, which involves cultivating aquatic organisms under controlled conditions. Aquaculture is a fast growing food producing sector. In 2009, the aquaculture industry contributed 47% of the fishery output for human consumption. Yet fish was estimated to account for only 6% of the total global protein consumption in 2009, equivalent to 2% of the food supply from the ocean according to the Food and Agriculture Organization (FAO).

Our main product is farmed Atlantic salmon. Atlantic salmon consumption is considered to be healthy because of its high content of protein, omega-3 fatty acids, vitamins and minerals. Salmon is a small but growing part of the global protein supply. Even with an increase in production of Atlantic salmon by more than 600% since 1990, according to the Food and Agricultural Organization, total global supply of salmon is still marginal compared to most other major seafood categories.

Atlantic salmon farming started on an experimental level in the 1960s, and became an industry in Norway in the 1980s and in Chile in the 1990s. Salmon farming consists of raising juvenile salmon, or smolt, to fully grown salmon in large nets in areas of the sea, fjords and bays.

Salmon farming also includes raising smolt from salmon eggs, which takes place in freshwater, typically lakes or in tanks on land. Most farmed salmon comes from Norway, Chile, Scotland, Canada, the Faroe Islands and Australia.

The supply of farmed Atlantic salmon has been growing rapidly since 1994. Global harvest of Atlantic salmon is estimated to 1,835,800 tons gutted weight in 2013.

The chart below shows the farmed Atlantic salmon harvest from 1994 to present.

PROTEIN SOURCES FOR HUMAN CONSUMPTION


6%
33%
61%
Fish
Land animals
Other

Source: FAO, Population Division of the Department of Economic and Social Affairs of the United Nations Secretariat, World Population Prospects: The 2010 Revision, or the World Population Prospects.

ALANTIC SALMON WORLD SUPPLY (000 TONS GWE)


2013 1 8358
2012 1 7971
2011 1 4606
2010 1 3052
2009 1 3215
2008 1 3433
2007 1 2575
2006 1 1438
2005 1 1256
2004 1 0856
2003 1 0298
2002 9513
2001 8896
2000 7855
1999 7075
1998 6125
1997 5617
1996 4885
1995 4011
1994 3475

Source: Kontali

ALANTIC SALMON WORLD SUPPLY (000 TONS GWE)


2 000
1800
1600
1400
1200
1 000
800
600
400
200
-
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Total
Norway
Chile
Scotland
North America
Others

Source: Kontali



ANALYZING MARINE HARVEST

DEVELOPMENT IN KEY OPERATIONAL PERFORMANCE INDICATORS FROM 2010 TO 2013/2014 ESTIMATE

PRICE ACHIEVEMENT IN % VS REFERENCE PRICE


115%
110%
105%
100%
95%
90%
85%
2010
2011
2012
2013

CONTRACT SHARE %


60%
50%
40%
30%
20%
10%
0%
2010
2011
2012
2013

FEED COST - NOK PER KILOGRAM HARVESTED


125
12
115
11
105
10
95
2010
2011
2012
2013

OPERATIONAL EBIT - NOK PER KILOGRAM HARVESTED INCL OTHER


12
10
8
6
4
2
0
2010
2011
2012
2013

RETURN ON CAPITAL EMPLOYED %


250%
200%
150%
100%
50%
00%
2010
2011
2012
2013

NIBD/EQUITY %


70%
60%
50%
40%
30%
20%
10%
0%
2010
2011
2012
2013

HARVEST VOLUME - KILOGRAM GUTTED WEIGHT


500 000
400 000
300 000
200 000
100 000
-
2010
2011
2012
2013
2014 guide
Salmon of Norwegian origin
Salmon of Scottish origin
Salmon of Canadian origin
Salmon of Chilean origin
Salmon of Irish origin
Salmon of Faroese origin



GUIDING PRINCIPLES - ACHIEVEMENT ON AMBITIONS

(NOK MILLION)	2013	2012	2011	2010	2009
Profit					
Profitability					
ROCE	**18.5%**	39%	15.5%	19.7%	6.1%
Solidity					
NIBD/Equity	**47.7%**	46.0%	59.6%	41.5%	44.3%
Planet					
The global picture - climate friendly food production					
CO2e kilogram per ton produced seawater	194.6	159.5	196.8	NA	NA
Escape prevention					
Number of escape incidants	**10**	6	7	15	15
Number of fish escaped	**73 744**	3 150	71 515	144 512	133 772
Fish health and welfare					
Average monthly survival biomass lost	99.2	99.2	99.3	NA	NA
Lice management					
% of sites above trigger level (avg monthly)	6.0	12.2	11.9	8.2	NA
Medicine use					
Antibiotics used per tonn	**26**	12	40	28	33
Feed sustainability: Fishmeal inclusion in % per ton					
MH Norway	**11**	13	15	17	34
MH Scotland	**17**	19	20	21	25
MH Canada	**9**	9	14	16	20
MH Chile	**12**	14	18	20	20
Product					
Innovation					
Number of Marine Harvest brands launched	**3**	–	–	–	–
Quality seafood					
Superior share	**89%**	91%	92%	89%	90%
Healthy seafood					
Omega 3 content in compliance with internal targets	**yes**	yes	yes	yes	yes
People					
Employee safety					
LTI per million hours worked ex Morpol [1]	**10.8**	13.7	na	na	na
LTI per million hours worked incl Morpol	**13.8**	na	na	na	na
Absenteeism % ex Morpol	**4.1%**	3.4%	3.8%	3.8%	4.1%
Absenteeism % incl Morpol	**4.8%**	na	na	na	na

1) LTI per million hours worked recalculated starting 2012 to include temporary employees and third party staff used in own processing

KEY FACTORS AFFECTING REVENUE

Our primary source of revenue is sales of primary and secondary processed seafood, mainly salmon (including VAP). Revenue generated by our products is the factor of volumes sold and the price that we achieve for our products. As our products are shipped long distance by road, air and water, our revenues include a substantial freight element since the freight cost is paid by customers.

Sales of salmon and salmon-derived products represented 91.1%, 89.8% and 91.6% of our revenue for the years ended December 31, 2013, 2012 and 2011, respectively. For a breakdown of revenues by product please refer to the Profit section and Note 4 Business segments.

We sell salmon and other seafood directly to retailers, hotels, restaurants as well as to third party processors and distributors in 70 countries worldwide. For a breakdown of sales of seafood by geographic region for the years ended December 31, 2013, 2012 and 2011. please refer to the Profit section and Note 4 Business segments.

Volume

Primary processed products (harvested volume)

Harvested volume primarily depends on (i) the quantities of smolt introduced into our operations, which are determined by us one-to-two years prior to harvesting, (ii) fish growth rates and (iii) our harvest schedule.

The quantities of smolt introduced into our operations are based on our expectations for the demand for finished product at harvest time, anticipated product prices and our organic growth ambitions in light of regulatory constraints (e.g., maximum standing biomass in production established by our farming licenses).

Fish growth rates are affected by water temperature, disease and other biological issues. As salmon is a cold-blooded animal, seawater temperature plays an important role for its growth rate. With high seawater temperatures, disease risk increases, while temperatures below freezing cause mortality. Similarly, biological factors, disease, sea lice and stress of fish each negatively impact the rate of growth of our fish and may result in reduced fish survival.

Volumes in a period are also affected by our harvest schedule, i.e., when we decide to harvest fish from a particular location. Our harvest window is effectively limited by fish age, as fish must be harvested prior to maturation, but we have a limited ability to accelerate or delay harvest (typically, by a matter of weeks) to optimize price achievement.

Secondary processed products

The majority of our secondary processing occurs in our VAP Europe and Morpol segments, while some secondary processing also occurs in our Markets segment in Americas, Asia and Europe. Some filleting activities are also carried out by our Farming operations. The volume of secondary processed salmon, including value added products, produced by us depends on the market demand for our secondary processed seafood and the production capacities of our operations. In 2013, 66% of the fish used in our secondary processing business in VAP Europe and 26% of the fish used in Morpol (for the last quarter only, equivalent to 20% for the full year), as measured by value, was produced by our fish farms. We have a constant supply of raw materials used in production and can vary our volume of secondary processed seafood based on the projected customer demand. Sales of salmon-based products accounted for 69% of the total sales of VAP Europe, and 94% of the total sales in Morpol in 2013, with the remaining 31% and 6% respectively, representing sales of products based on other fish species, such as cod, Alaska pollack, shrimp, plaice, redfish and pangasius, a type of catfish native to Asia.

Prices

The price received for our products is determined by the relevant market prices. Our achieved prices may deviate from market prices due to differences in quality of our product, sales contracts, which typically fix the sales price for a period of three to 12 months and our ability to place our products efficiently in the market. We aim to sell our products at or above market prices and we measure our ability to do so through price achievement, which measures the prices at which we sell our products against the relevant salmon price index or reference price.

We are actively pursuing strategies to reduce our dependence on market prices for salmon by increasing our capacity for producing more value added products, which are generally associated with more stable consumer prices. In line with this strategy, we acquired Morpol, and continue to open small secondary processing facilities. In 2013, we opened two new processing facilities in Asia, in South Korea and Taiwan. We also expanded our smoked salmon production capacity at our facilities in Belfast, Maine. On December 10, 2013 our Board also approved the plan to complete phaze one of the secondary processing facilities outside Edinburgh, Scotland, secured through the Morpol acquisition. The plant will start operations in October 2014, producing fresh fillets and smoked salmon for the UK and export markets.

In order to further strengthen our competitiveness in the production of value added products, we initiated a restructuring of our operations in VAP Europe in the second quarter of 2013. The plan is to reduce the number of production facilities from 13 to eight. This restructuring is expected to be completed in 2014.

Reference prices for salmon

Several price indices for salmon are publicly available. Marine Harvest uses the NOS/Fish Pool price as a reference for measuring price achievement for salmon of Norwegian, Scottish (adjusted NOS price) and Faroese origin. Urner Barry in the United States provides a reference price for Chilean salmon in Miami and North American salmon in Seattle. The charts below show the price developments of these indices.

NOS PRICE FCA OSLO


Price FCA Oslo
NOK/KG
60
50
40
30
20
10
0
2007
2008
2009
2010
2011
2012
2013
2014

Price FCA Oslo

URNER BARRY PRICES, MIAMI AND SEATTLE


USD/POUND
7
6
5
4
3
2
1
0
2007
2008
2009
2010
2011
2012
2013
2014

Chilean D-trim 3-4 pounds, FOB Miami

West Coast Atlantic, Wholefish, Fresh FOB Seattle, 10-12 pound

Historically, reference prices for salmon have been subject to significant fluctuations, as demand for salmon has been growing steadily, whereas industry supply has been fluctuating strongly due to variations in factors such as smolt release and biological factors, including disease.

Although the market price of salmon is established through supply and demand for the product, in the short term, salmon producers are expected to be price takers. The long production cycle and a short time window available for harvesting, leave salmon farmers with limited flexibility to manage their short term supply. In addition, salmon is generally sold as a fresh commodity with a limited product life span, further limiting producers' ability to control short term supply.

For information about the supply of salmon by country of origin, please refer to the Profit section.

Between 2010 and 2012, reference prices for salmon declined significantly, primarily driven by the increase in supply of Chilean salmon. The Chilean salmon farming industry was affected by a severe outbreak of Infectious Salmon Anemia between 2007 and 2009, and, as a result, the harvested volume of Atlantic salmon in Chile fell from approximately 350,000 tons to approximately 117,000 tons gutted weight from 2005 to 2010. Since 2010, the Chilean industry has been experiencing a recovery, with the harvest volume rising to an expected 421,300 tons of gutted weight in 2013. From 2012 to 2013 supply rose by 2.1% only from 1,797,100 tons in 2012 to an expected 1,835,800 tons in 2013 due to reduced stocking in 2011/2012, reduced seawater growth due to low seawater temperatures in the spring of 2013 on the European continent and biological challenges in Chile.

During the year ended December 31, 2013, reference prices for salmon experienced a recovery compared to the same period in 2012, increasing by 49.0% for Norwegian salmon and 32.3% and 44.5% for Chilean and North American salmon, respectively. The price increase was a result of a continued demand growth combined with flat and falling supply due the factors explained above.

As our Irish operation produces mainly organic salmon there is no reference price available for benchmarking our salmon of Irish origin. Salmon from our Irish operations is mainly sold on short- to medium-term contracts.

Prices for the products produced by VAP Europe and Morpol Processing are primarily driven by customer demand and the cost of the raw materials used in production. Because secondary processed products, including VAP, to some extent are considered to be premium products, demand fluctuates with the state of regional and global economies and the consumers' general wealth. In addition, global trends in consumer tastes affect demand for such products. The cost of raw materials is largely dependent on reference prices, especially Atlantic salmon prices, some of which we supply internally from our Farming segment. In 2013, raw material prices have been very high due to the reasons described above.

Quality
The quality of our fish may greatly affect the price we are able to achieve in comparison to the reference price. Diseases, sea lice, biological issues (such as Kudoa) and stress may all impact the quality of our fish, resulting in downgrading and lower achieved prices. In addition, when the fish reaches reproductive maturity, or maturation, the flesh color and meat quality changes, resulting in product downgrade.

Fish may be classified as superior, ordinary or production quality. Superior quality fish is a product without damage or defect and that provides a positive overall impression. Ordinary quality fish is a product with limited external or internal faults, damage or defects. Production quality fish is a product that does not satisfy the requirements of either superior or ordinary quality due to product faults, damage or defects. In Norway, downgraded fish is normally priced based on standard rates of deduction compared to a superior quality fish. For fish classified as ordinary the standard rate of reduction is NOK 1.50 to NOK 2.00 per kilogram gutted weight. For fish classified as production grade the standard rate of reduction is NOK 5.00 to NOK 15.00 per kilogram gutted weight depending on the reason for downgrading. In other countries price deductions related to quality are not as standardized, but the same general principles apply. For information about the superior share of our fish harvested in the years ended 2013 and 2012, please refer to the Profit section of this report, for issues related to downgrading, please refer to the Product section.

Contracts and derivative Instruments
To limit our exposure to short and medium term fluctuations in salmon prices, we enter into sales contracts for future deliveries of our products. Our sales contracts generally have a duration of three to 12 months, and in the past have covered between 15% and 40% of our global harvest volume for the upcoming quarter. Our goal is that our contract coverage ratio should remain between 20% and 50%. For information about the contract share of salmon sold in the year ended December 31 2013, 2012 and 2011, please refer to the Profit section.

Contracts mitigate our exposure to fluctuations in salmon prices, but can also result in us selling our products at prices that are lower than the reference price.

We also utilize salmon derivatives to hedge our exposure to fluctuations in reference prices of salmon. Salmon derivatives provide the same hedge against exposure to spot price fluctuations as contracts for sale of salmon to customers, so we use hedging instruments as well as contracts to achieve our contract coverage goals described above.

Price Achievement
The average price achievement measures the prices that we are able to achieve on our products against a salmon price index. The achievement is measured against NOS for salmon of Norwegian and Faroese origin, a derived NOS (NOS + NOK 2.90 in 2013) for salmon of Scottish origin and Urner Barry for salmon of Canadian and Chilean origin. For information about our price achievement in the years ended December 31 2013, 2012 and 2011, please refer to the Profit section.

The average price achievement measure demonstrates our ability to sell our products at above market rates and is thus an important measure of our success. Price achievement is primarily affected by contract coverage, fish quality (both of them discussed in the paragraph above) and our ability to place our products efficiently in the market.

KEY FACTORS AFFECTING COSTS
Our costs are primarily affected by the cost of our fish feed, other purchases (including third-party raw material sourcing), salaries, other operational costs and biological factors. We use these cost categories to track our costs at consolidated level. Costs in our Farming segment are categorized into feed costs, other seawater cost and non-seawater costs and we track these costs per kilogram of fish harvested, where:

- fish feed costs measure the cost of fish feed;
- other seawater costs measure costs relating to smolt, salaries, insurance, medication and other direct and indirect costs attributable to fish production at sea; and
- non-seawater costs are the cost of bringing the fish from the seawater site to the primary processing facility, primary processing costs, administration costs, exceptional mortality costs and other non-seawater costs incurred by our Farming segment.

These costs represent the total cost for one kilogram gutted salmon packed in a standard box for shipping ("cost in box"). The term "cost in box" is widely used by the industry and analyst community as an indicator of operational efficiency in fish farming operations. These costs are included in the following line items in our consolidated statement of operations: cost of materials, salary and personnel expenses, other operating expenses and depreciation. The total of feed cost and other seawater costs is the cost of harvested fish in seawater, before transportation to the processing plant. We refer to these costs as biomass costs.

Costs in our Sales and Marketing business are primarily composed of costs of raw materials (e.g., primary processed salmon), which we predominantly produce internally for our VAP operations and partially so also for our Morpol operations, and costs associated with running secondary processing operations, such as salaries, utilities, etc. We measure our secondary processing operational efficiency through yield and throughput. Yield measures the number of kilograms of end product we are able to produce from one kilogram of raw materials. Throughput measures our secondary processing cost per kilogram produced.

Because it takes two to three years to bring a salmon to its harvest size, fish feed prices and prices for other costs associated with the farming of fish accumulate over multiple periods (i.e., the entire life of fish) and affect our cost of materials recognized in the period when our fish is harvested and sold. Costs associated with secondary processing are expensed in the period in which the product in sold.

Fish feed
Fish feed is our largest expense category and it accounted for approximately 50% of our "cost in box" per kilogram in 2013.

We procure our fish feed from a limited number of suppliers globally, primarily Skretting and BioMar. Our arrangements with the suppliers generally provide that we acquire the fish feed at prices tied to the market prices for raw materials used in producing the feed, such as fish meal, fish oil, vegetable oils and meals. The arrangements are subject

to a minimum fee per kilogram of fish feed, structured to cover the suppliers' operational costs and margins. Our arrangements generally do not contain minimum or maximum fish feed purchase quantities.

The yield generated from our fish feed is affected by the feed conversion ratio, which is the number of kilograms of fish feed needed to increase a fish's bodyweight by one kilogram. Our feed conversion ratio is typically approximately 1.2 kilograms of feed per kilogram of fish produced. The development in the feed cost per kilogram harvested and, to some extent the feed conversion ratio per country of origin is discussed in the Profit section.

To date, we have sourced all of our fish feed needs from external suppliers. During 2012, we initiated a greenfield project of a fish feed production plant in Norway. The plant will vertically integrate our operations and we expect that, at full capacity in 2015, this plant will provide us with an in-house production capacity of up to 60% of our Norwegian fish feed requirements (representing approximately 40% of our total fish feed requirements) based on our 2013 production.

Other seawater costs in Farming

Other seawater costs in Farming represent costs associated with smolt purchases, employee salaries, insurance, medication and other direct and indirect costs attributable to fish production at sea. These costs accumulate over multiple periods (ie., the entire life of the fish) and are recognized in the period when our fish is harvested and sold.

Non-seawater costs in Farming

In Farming, non-seawater costs represent the cost of bringing the fish from seawater sites to primary processing facilities, primary processing costs, administration costs, exceptional mortality costs and other relevant costs for the fish harvested in the period. As the majority of these costs are fixed, this category is subject to substantial scale effects based on the volumes of salmon harvested.

Biological factors

Biological factors, such as fish mortality, fish escapes, fish diseases and sea lice affect our harvest volumes and therefore our revenue, but also our costs. We may be required to expend resources in connection with mitigating the effects of the foregoing factors (e.g., costs of vaccines) and the cost per kilogram increases if fish die or growth is impaired.

Fish survival

Farmed salmon is exposed to various infectious and non-infectious diseases. An outbreak of a disease represents a cost for us through direct loss of fish. In addition, disease can result in lost growth of fish, accelerated harvesting and reduced quality of harvested fish which would affect our revenues. In some cases, a disease outbreak may be followed by a subsequent period of reduced production resulting in lower revenues.

Fish survival rates are also affected by wounds, predators and fish treatment. We expense exceptional losses (mortality) in the period when incidents occur. The cost associated with normal mortality is included in the value of the remaining inventory, contributing to increased cost of the fish when harvested and sold.

For further information about fish survival, please refer to the Planet section.

Sea lice management

Sea lice, of which there are several species, are natural occurring seawater parasites. They infect the salmon skin and if not controlled they can cause lesions, secondary infection and mortality. Sea lice can be controlled through good husbandry and management practices, the use of pharmaceutical products, cleaner fish (different wrasse species that eat parasites off the salmon skin) and hydrogen peroxide baths. Lice management is important from a fish wellbeing (to minimize potential skin damage and wounds) and cost perspective (treatment) as well as from an environmental perspective in ensuring that sea lice from farms do not have a negative impact on wild salmonid stocks.

For further information, please refer to the Planet section.
For exceptional costs related to sea lice mitigation efforts in Norway please refer to the Profit section - Salmon of Norwegian origin.

KEY OPERATIONAL PERFORMANCE INDICATORS

As we believe the financial figures set forth in our consolidated statement of income and financial position not always reflects the underlying performance of our operations, we continuously work to develop key operational performance indicators that we think better describes the development of the Group.

Operational EBIT and Operational EBIT per kilogram harvested

Operational EBIT is a non-IFRS financial measure, calculated by excluding each of the following items from EBIT as set forth in our consolidated financial statements prepared in accordance with IFRS:

- Change in unrealized salmon derivatives (at Group level only)
- Fair value uplift on harvested fish
- Fair value adjustment on biological assets
- Provision for onerous contracts
- Restructuring costs
- Income/loss from associated companies
- Impairment losses, and
- Other non-operational items (accrual for contingent liabilities and provisions)

We exclude these items form our EBIT as we believe they affect the comparability of our operational performance from period to period, given their non-operational or non-recurring nature. Operational EBIT is used by management, analysts, rating agencies and investors in assessing our performance. Accordingly, we believe that the presentation of Operational EBIT provides useful information to investors. Our use of Operational EBIT should not be viewed as an alternative to EBIT or to profit or loss for the year which are measures calculated in accordance with IFRS.

Operational EBIT has limitations as an analytical tool in comparison to EBIT or other profit and loss measures prepared in accordance with IFRS. Some of these limitations are:

- It does not reflect the impact of earnings or charges that we consider not to be indicative of our on-going operations
- It does not reflect interest and income tax expense, and
- Other companies, including other companies in our industry, may calculate Operational EBIT differently than we do, limiting its usefulness as a comparative measure.

Despite these limitations, we believe that Operational EBIT and Operational EBIT per kilogram harvested are key performance measures, which is why they are widely used both internally and externally for measuring our performance.

Return on capital employed – ROCE
ROCE is a non-IFRS financial measure, calculated by dividing Adjusted EBIT by average capital employed. Adjusted EBIT is calculated as EBIT, as set forth in our consolidated statement of income prepared in accordance with IFRS, adjusted for:

- Fair value uplift on harvested fish
- Fair value adjustment on biological assets
- Provision for onerous contracts
- Other non-operational items (accrual for contingent liabilities and provisions)

Average capital employed is calculated as average of the beginning of the period and end of the period capital employed. Capital employed is the sum of net interest bearing debt, or NIBD, as of the end of the period plus equity as of the end of the period adjusted for:

- Fair value adjustment on biological assets
- Provision for onerous contracts
- For the year ended December 31, 2012, investment in Morpol ASA and for the year ended December 31, 2013 business held for sale.

The investment in Morpol was excluded from the calculation of capital employed as until the acquisition of Morpol was cleared by the relevant competition authorities, we were unable to consolidate Morpols financial results into our financial statements. Our NIBD as of the end of a period (for purposes of calculating average NIBD) is equal to our total non-current interest-bearing debt minus our total cash and plus our current interest-bearing debt.

We use ROCE to measure the return on capital employed, regardless of whether the financing is through equity or debt. In our view, this measure provides useful information for both management and our investors about our performance during periods under evaluation. We believe that the presentation of ROCE provides useful information to investors because ROCE can be used to determine whether capital invested in us yields competitive returns. In addition, achievement of predetermined targets relating to ROCE is one of the factors we take into account in determining the amount of performance-based compensation paid to our management. Our use of ROCE should not be viewed as an alternative to EBIT or to profit or loss for the year, which are measures calculated in accordance with IFRS or ratios based on these figures.

The usefulness of ROCE is also inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute amount of our income, debt or equity. It also excludes certain items from the calculation and other companies may use a similar measure but calculate it differently.

Despite these limitations, we believe that ROCE is a key performance measure, which is why it is widely used both internally and externally for measuring our performance. Our target over a cycle (4-5 years) is ROCE above 12%.

NIBD/equity
NIBD/equity is a non-IFRS financial measure. Management employs NIBD divided by total equity, as set forth in our consolidated financial statements, to assess our liquidity and financial position. Our NIBD as of the end of a period is equal to our total interest-bearing debt minus our total cash and plus our current interest-bearing debt, in each case as set forth in our consolidated statement of financial position. Management, analysts, rating agencies and investors use our NIBD/equity ratio to assess our liquidity and measure our cash flow.

The usefulness of NIBD/equity is inherently limited by the fact that it is a ratio and thus does not provide information as to the absolute amounts of our debt or equity.

Despite these limitations, we believe that NIBD/equity is a key performance measure, which is why it is widely used both internally and externally for measuring our performance. Our target for this measure is currently < 0.5x (below 50%). The target will be reviewed during 2014.

For further information about the actual performance on the key operational performance indicators please refer to the Profit section.



SHARE AND SHAREHOLDER INFORMATION

We want to contribute to the correct pricing of our share by giving the market in-depth, relevant and accurate information about the industry and our activities.

Number of Shareholders	Share price	Market value	20 largest shareholders owns	Shares held outside Norway	Dividend per share
16 572	NOK 7,385	NOK 30 306 million	591%	NOK 2 777.8 million	NOK 01+ NOK 005+ NOK 0075

Figures per December 31, 2013

The history of our shares
We were incorporated in Norway on May 18, 1992 under the name Pan Fish AS and the legal and commercial name of the company is Marine Harvest ASA, a public limited liability company, or allmennaksjeselskap, under Norwegian law.

Marine Harvest N.V. was founded in Lochailort, Scotland in 1965. Marine Harvest N.V. changed names and owners several times before it was acquired by Pan Fish ASA in 2006. Pan Fish AS was founded in 1992 and listed on the Oslo Stock Exchange in 1997. Pan Fish also acquired Fjord Seafood ASA in 2006. Fjord Seafood ASA was founded in 1996 as Torgnes Invest AS and was listed on the Oslo Stock Exchange in 2000. Pan Fish ASA changed its name to Marine Harvest ASA in 2007.

Marine Harvest ASA's shares are listed on the Oslo Stock Exchange under the ticker MHG. On January 28, 2014, Marine Harvest ASA also listed American Depositary Shares (ADSs) on the New York Stock Exchange under the same ticker.

The market value of Marine Harvest was NOK 30,306 million as of December 31, 2013.

For additional information about our shares and share ownership as of December 31, 2013, please refer to Note 24 Share capital.

The graph below shows the development in our share price from January 1, 2013 until mid-February 2014.


SHARE PRICE (NOK)
NUMBER OF SHARES TRADES (MILLION)
80
75
70
65
60
55
50
45
40
8
7
6
5
4
3
2
1
0
02.01.13
02.02.13
02.03.13
02.04.13
02.05.13
02.06.13
02.07.13
02.08.13
02.09.13
02.10.13
02.11.13
02.12.13
02.01.14
02.02.14
Traded volume
Share price
OSEBX rebased

Share capital

As of December 31, 2013, Marine Harvest ASA had 4,103,777,581 ordinary shares with a nominal value of NOK 0.75. A reverse split of shares in the proportion 10:1 was implemented on January 21, 2014. The new face value of the shares is NOK 7.50, with 410,377,759 ordinary shares. As of December 31, 2013, we held 409,698 treasury shares.

Shareholders

As of December 31, 2013, we had 16,572 shareholders, with our 20 largest shareholders holding 59.1% of our shares. For information about our largest shareholders, please refer to Note 24 Share capital.

Our senior executives hold shares in the company. Their holdings are described in Note 24 Share capital.

Payment of dividends

Our policy is to maintain a dividend level that reflects the present and future cash generation potential of our company. We currently target a net interest-bearing debt over equity ratio of less than 50%. When we meet our target level, we aim to distribute at least 75% of the annual free cash flow after operational and financial commitments as dividends. Our dividend policy will be reviewed in 2014.

The table below shows the dividends that have been paid out from 2007 to year-end 2013.

At the Board meeting of February 4, 2014, the Board resolved to pay a dividend of NOK 1.20 per share (after the reverse split 10:1) based on the 2013 fourth quarter earnings. The dividend was paid out on February 28, 2014.

Supported by strong operating results, the recent agreement to divest UK farming assets, a strong forward market and a solid financial position, the Board has resolved to propose a first quarter dividend of NOK 5 per share to the Annual General Meeting (AGM). The AGM will be held May 22, 2014.

Communication – financial calendar

- Presentation Q1 2014 – April 30, 2014, 8:00 a.m. CET
- Annual General Meeting 2014 – May 22, 2014
- Presentation Q2 2014 – August 27, 2014, 8:00 a.m. CET
- Presentation Q3 2014 – October 22, 2014, 8:00 a.m. CET

Our presentations will be webcast and our quarterly presentations will be made available on our website at 7:00 a.m. CET on the day of the presentation.

References to other sections

For additional information about Board authorizations, general meetings and Board sub-committees, please refer to the Corporate Governance section.

YEAR	CASH DIVIDEND	PAYMENT DATE
2013	0.075 NOK	Nov. 27, 2013
2013	0.05 NOK	Sept. 26, 2013
2013	0.10 NOK	Jun. 4, 2013
2011	0.80 NOK	May 5, 2011
2010	0.05 NOK	Dec. 17, 2010
2010	0.20 NOK	Sept. 2, 2010
2010	0.35 NOK	Jun. 22, 2010
2009	0.00 NOK	N/A
2008	0.00 NOK	N/A
2007	0.095 NOK	Dec 21, 2007

GRI INDEX

GRI Index - 'in accordance' with the G4 Core requirements
The GRI (Global Reporting Initiative) Index provides an overview of the G4 Standard Disclosures based on the selections made by the Group.

GRI's Standard Disclosures, both general and specific, are comprised of disclosure requirements. The General Standard Disclosures applies to all reporting organizations depending on the chosen 'in accordance' level. The Specific Standard Disclosures are selected with regard to the materiality principle. In order to report 'in accordance' with the Core requirements Marine Harvest has answered each of the disclosure requirements for the required Standard Disclosures. Only in exceptional cases, if certain required information has not been possible to disclose, accepted reasons for omission have been applied.

The Index is a reference to the disclosed information and gives an overview over the omissions and the reasons why omissions are applied.

Profit: Ivan Vindheim, Chief Financial Officer
Planet and Product: Øyvind Oaland, Global Director R&D
People: Anne Lorgen Riise, Global Director HR

GENERAL STANDARD DISCLOSURES

GENERAL STANDARD DISCLOSURES	PAGE NUMBER (OR LINK)	EXTERNAL ASSURANCE
STRATEGY AND ANALYSIS		
G4-1	p. 7	No
ORGANIZATIONAL PROFILE		
G4-3	p. 102	No
G4-4	p. 39	No
G4-5	p. 122	No
G4-6	p. 40	No
G4-7	p. 102	No
G4-8	p. 16, p. 39	No
G4-9	p. 41, p. 45, p. 48, p. 83	No
G4-10	p. 83	No
G4-11	p. 83	No
G4-12	p. 78-79	No
G4-13	p. 13, p. 48	No
G4-14	p. 18	No
G4-15	p. 28, p. 31	No
G4-16	p. 28	No
IDENTIFIED MATERIAL ASPECTS AND BOUNDARIES		
G4-17	p. 158-160	No
G4-18	p. 18-21	No
G4-19	p. 19	No
G4-20	p. 20-21	No
G4-21	p. 20-21	No
G4-22	p. 19	No
G4-23	p. 19	No
STAKEHOLDER ENGAGEMENT		
G4-24	p. 22	No
G4-25	p. 18	No
G4-26	p. 22, p. 28	No
G4-27	p. 22	No

GENERAL STANDARD DISCLOSURES	PAGE NUMBER (OR LINK)	EXTERNAL ASSURANCE
REPORT PROFILE		
G4-28	p 1	No
G4-29	p 28	No
G4-30	p 102	No
G4-31	p 206	No
G4-32	p 206	No
G4-33	p 206	No
GOVERNANCE		
G4-34	p 102-108	No
ETHICS AND INTEGRITY		
G4-56	p 18, p 90, p 102	No

SPECIFIC STANDARD DISCLOSURES

DMA AND INDICATORS	PAGE NUMBER (OR LINK)	IDENTIFIED OMISSON(S)	REASON(S) FOR OMISSION(S)	EXPLANATION FOR OMMISSION(S)	EXTERNAL ASSURANCE
	Information related to Standard Disclosures required by the 'in accordance' options may already be included in other reports prepared by the organization. In these circumstances, the organization may elect to add a specific reference to where the relevant information can be found.	In exceptional cases, if it is not possible to disclose certain required information, identify the information that has been omitted.	In exceptional cases, if it is not possible to disclose certain required information, provide the reason for omission.	In exceptional cases, if it is not possible to disclose certain required information, explain the reasons why the information has been omitted.	Indicate if the Standard Disclosure has been externally assured. If yes, include the page reference for the External Assurance Statement in the report.
MATERIAL ASPECT: ECONOMIC PERFORMANCE					
G4-DMA	p 12-17, p 36-48				No
G4-EC1	p 117, p 148-150	Payments to government by country, Community investments	The information is currently unavailable	Marine Harvest is not in a tax position in some of the countries it operates in, due to historic losses when operating in these countries. When these conditions are changed the materiality will be reconsidered. Major community investments have not been made. The economic value generated has not been raised as a concern by our key stakeholders and is therefore not considered material.	No
G4-EC2	p 51	The financial implications of the risk or opportunity before action is taken The methods used to manage the risk or opportunity The costs of actions taken to manage the risk or opportunity	The information is currently unavailable	Management has not quantitatively estimated the impacts of climate change.	No
G4-EC3	p 150				No

DMA AND INDICATORS	PAGE NUMBER (OR LINK)	IDENTIFIED OMISSON(S)	REASON(S) FOR OMISSION(S)	EXPLANATION FOR OMMISSION(S)	EXTERNAL ASSURANCE
MATERIAL ASPECT: INDIRECT ECONOMIC IMPACTS					
G4-DMA	p. 90				No
G4-EC7	p. 90				No
CATEGORY: ENVIRONMENTAL / MATERIAL ASPECT: ENERGY					
G4-DMA	p. 51-57				No
G4-EN3	p. 55-56				No
MATERIAL ASPECT: BIODIVERSITY					
G4-DMA	p. 58-71				No
G4-EN11	p. 66-67	Size of operational site in km2	The information is currently unavailable	The company plans to report fully in 2014	No
G4-EN12	p. 58-71				
MATERIAL ASPECT: EMISSIONS					
G4-DMA	p. 55-57				No
G4-EN15	p. 55-56				No
G4-EN16	p. 55-56				No
G4-EN18	p. 56-57				No
MATERIAL ASPECT: COMPLIANCE					
G4-DMA	p. 90, p. 164				No
G4-EN29	p. 90, p. 164				No
CATEGORY: SOCIAL / SUB-CATEGORY: LABOR PRACTICES AND DECENT WORK					
MATERIAL ASPECT: OCCUPATIONAL HEALTH AND SAFETY					
G4-DMA	p. 88-89				No
G4-LA6	p. 89	Injury rate (IR), occupational diseases rate (ODR), lost day rate (LDR)are not reported. Workers and contractors are reported together and the information provided are not reported by region and gender.	The information is currently unavailable	The company plans to report fully in 2014	No
G4-LA7	p. 89				No
SUB-CATEGORY: HUMAN RIGHTS / MATERIAL ASPECT: NON- DISCRIMINATION					
G4-DMA	p. 99				No
G4-HR3	p. 83				No

DMA AND INDICATORS	PAGE NUMBER (OR LINK)	IDENTIFIED OMISSON(S)	REASON(S) FOR OMISSION(S)	EXPLANATION FOR OMMISSION(S)	EXTERNAL ASSURANCE
SUB-CATEGORY: SOCIETY / MATERIAL ASPECT: ANTI-CORRUPTION					
G4-DMA	p. 90, p. 102				No
G4-SO3	p. 90				No
G4-SO5	p. 90				No
MATERIAL ASPECT: COMPLIANCE					
G4-DMA	p. 90, p. 164				No
G4-SO8	p. 164				No
SUB-CATEGORY: PRODUCT RESPONSIBILITY / MATERIAL ASPECT: CUSTOMER HEALTH AND SAFETY					
G4-DMA	p. 75-80				No
G4-PR1	p. 75-80, p. 32-35				No
MATERIAL ASPECT: PRODUCT AND SERVICE LABELING					
G4-DMA	p. 28-31, p. 77-79				No
G4-PR3	p. 28-31				No
G4-PR5	p. 77-79	No customer survey results	The information is currently unavailable	The company plans to report fully in 2014	No
MATERIAL ASPECT: COMPLIANCE					
G4-DMA	p. 90, p. 164				No
G4-PR9	p. 76, p. 164				No